February 24, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2002 to January 31 2003.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 3/12

Regards,

By: ____________________

Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM December 1, 2002 TO January 31,2003

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2002(*) (Exhibit A1)
   See Annex B for a brief description

2. Extraordinary Reports:
   See Annex B for a brief description.

   (a) Extraordinary Report dated December 2, 2002(*) (Exhibit A2(a))
   (b) Extraordinary Report dated December 6, 2002 (Exhibit A2(b))
   (c) Extraordinary Report dated December 6, 2002(*) (Exhibit A2(c))
   (d) Extraordinary Report dated December 26, 2002(*) (Exhibit A2(d))
   (e) Extraordinary Report dated January 15, 2003 (Exhibit A2(e))

3. Amendment Report of Extraordinary Report(*) (Exhibit A3)
   See Annex B for a brief description.

4. Public Announcements (summary English translations attached):

   (a) "Establishment of Sumitomo Mitsui Financial Group, Inc. and Agreements Concerning Realignment of Group Companies" dated December 2, 2002 (Exhibit A4(a)).
   (b) "Comments on Media Report regarding the purchase of Aozora Bank, Ltd." dated December 5, 2002 (Exhibit A4 (b)).
   (c) "the Risk of Irrecoverability of the Claims on aircraft finance transactions related to United Air Lines, Inc." dated December 10, 2002 (Exhibit A4 (c)).
   (d) "Merger Between Sumitomo Mitsui Banking Corporation and The Wakashio Bank, Limited" dated December 25, 2002 (Exhibit A4 (d)).
   (e) "Progress Report on Strengthening the Financial Base of the Bank" dated December 25, 2002 (Exhibit A4 (e)).
   (f) "GOLDMAN SACHS TO INVEST IN SUMITOMO MITSUI FINANCIAL GROUP; FIRMS WILL EXPAND RELATIONSHIP THROUGH COOPERATIVE EFFORTS" dated January 15, 2003 (Exhibit A4(f)).
   (g) "Issuance of Preferred Stock" dated January 15, 2003 (Exhibit A4(g)).
   (h) "Establishment of SPV" dated January 15, 2003 (Exhibit A4(h)).
   (i) "Merger Agreement between Sumitomo Mitsui Banking Corporation and The Wakashio Bank, Limited" dated January 21, 2003 (Exhibit A4(i)).
   (j) "Financial information for the Third Quarter of Fiscal Year 2002 ending March 31, 2003 (Unaudited)" dated January 28, 2003 (Exhibit A4(j)).

5. Interim Business Report to shareholders for fiscal 2002(*) (Exhibit A5)
   See Annex B for a brief description.

(*) Documents issued by Sumitomo Mitsui Banking Corporation ("SMBC"), SMFG's wholly-owned subsidiary bank.

# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2002(*) (Exhibit A1)

   Interim Securities Report for fiscal 2002, submitted to the Minister of Finance, describing capital, management, business and interim financial statements for the indicated period and other matters concerning SMBC.

2. Extraordinary Reports (Exhibit A2)

   (a) Report to the Minister of Finance concerning establishment of Sumitomo Mitsui Financial Group, Inc. through the share transfer.(*) (Exhibit A2(a))
   (b) Report to the Minister of Finance concerning issuance of common stocks regarding the merger with The Japan Research Institute Holdings. (Exhibit A2(b))
   (c) Report to the Minister of Finance concerning issuance of common stocks regarding the share transfer with SMBC Guarantee Co., Ltd.(*) (Exhibit A2(c))
   (d) Report to the Minister of Finance concerning the merger with The Wakashio Bank, Limited.(*) (Exhibit A2(d))
   (e) Report to the Minister of Finance concerning issuance of preferred stocks regarding subscription by The Goldman Sachs Group, Inc. (Exhibit A2(e))

3. Amendment Report of Extraordinary Report(*) (Exhibit A3)

   Report to the Minister of Finance concerning the amendment of Extraordinary Report dated December 26, 2002 regarding merger agreement between Sumitomo Mitsui Banking Corporation and The Wakashio Bank, Limited.

4. Interim Business Report to shareholders for fiscal 2002(*) (Exhibit A5)

   Report made available to SMBC's shareholders, containing prescribed data and detailed information in tabular form relating to SMBC's business and operations.

(*) Documents issued by Sumitomo Mitsui Banking Corporation ("SMBC"), SMFG's wholly-owned subsidiary bank.

########

File No. 82-4395
Exhibit A1

半　期　報　告　書

（第２期中）　自　平成14年４月１日
至　平成14年９月30日

株式会社 三井住友銀行

(501011)

半　期　報　告　書

（第２期中）　自　平成14年４月１日
　　　　　　　至　平成14年９月30日

関東財務局長 殿

平成14年12月20日提出

会社名	株式会社　三井住友銀行
英訳名	Sumitomo Mitsui Banking Corporation
代表者の役職氏名	頭取　西川　善文
本店の所在の場所	東京都千代田区有楽町１丁目１番２号
電話番号	東京(03)3501－1111(大代表)
連絡者	財務企画部副部長　境　康
最寄りの連絡場所	同上
電話番号	同上
連絡者	同上

半期報告書の写しを縦覧に供する場所

名称	所在地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共81枚）

目　次

第一部　企　業　情　報

第1　企業の概況

1. 主要な経営指標等の推移

(1) 最近3中間連結会計期間及び最近2連結会計年度に係る主要な経営指標等の推移

	平成12年度中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)	平成13年度中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	平成14年度中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	平成12年度 (自 平成12年4月1日 至 平成13年3月31日)	平成13年度 (自 平成13年4月1日 至 平成14年3月31日)
連結経常収益	百万円 1,294,470	1,801,802	1,762,535	2,725,995	3,779,702
連結経常利益 (△は連結経常損失)	百万円 262,337	114,450	149,856	310,741	△580,628
連結中間純利益	百万円 75,881	34,196	55,145		
連結当期純利益 (△は連結当期純損失)				百万円 83,469	△463,887
連結純資産額	百万円 1,813,189	3,352,163	2,690,010	1,837,151	2,912,619
連結総資産額	百万円 56,610,052	107,502,027	104,396,997	67,392,974	108,005,001
連結ベースの1株当たり純資産額	円 418.59	359.97	243.56	426.32	282.85
連結ベースの1株当たり中間純利益	円 23.64	6.02	9.67		
連結ベースの1株当たり当期純利益 (△は連結ベースの1株当たり当期純損失)				円 25.50	△84.12
連結ベースの潜在株式調整後1株当たり中間純利益	円 23.04	6.01	7.01		
連結ベースの潜在株式調整後1株当たり当期純利益				円 24.93	—
連結自己資本比率 (国際統一基準)	% 11.32	10.79	10.37	10.94	10.45
営業活動によるキャッシュ・フロー	百万円 △1,731,681	△5,698,288	2,562,490	3,557,706	△5,381,510
投資活動によるキャッシュ・フロー	百万円 1,328,103	5,509,649	△2,734,949	△3,913,743	5,732,808
財務活動によるキャッシュ・フロー	百万円 △73,046	△88,511	△222,546	△103,642	△268,813
現金及び現金同等物の中間期末残高	百万円 846,235	1,764,049	1,731,413		
現金及び現金同等物の期末残高				百万円 868,132	2,128,742
従業員数 〔外、平均臨時従業員数〕	人 19,238 〔5,187〕	46,165 〔11,467〕	43,748 〔11,701〕	22,222 〔5,209〕	43,793 〔11,506〕

(注) 1. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

2. 平成13年度以前の連結ベースの1株当たり純資産額は、(中間)期末連結純資産額から「(中間)期末発行済優先株式数×発行価額」を控除した金額を、(中間)期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

3. 平成13年度以前の連結ベースの1株当たり当期純利益(又は当期純損失)及び連結ベースの1株当たり中間純利益は、連結当期純利益(又は連結当期純損失)、連結中間純利益から、それぞれ該当期の優先株式配当金総額を控除した金額を、(中間)期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

4. 平成14年度中間連結会計期間から、「連結ベースの１株当たり純資産額」、「連結ベースの１株当たり中間純利益」および「連結ベースの潜在株式調整後１株当たり中間純利益」(以下、「１株当たり情報」という。)の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)および「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

また、これら１株当たり情報の算定上の基礎は、「第５　経理の状況　1.　中間連結財務諸表等　(1)中間連結財務諸表(１株当たり情報)」に記載しております。

5. 連結ベースの潜在株式調整後１株当たり当期純利益につきましては、平成13年度は当期純損失が計上されているため、記載しておりません。

6. 連結自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

7. 平成14年度中間連結会計期間の連結自己資本比率は、平成14年12月２日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円を基本的項目から控除して算出しております。

なお、中間配当予定額を控除しなかった場合の連結自己資本比率は、10.58％であります。

なお、株式会社さくら銀行の主要な経営指標等の推移は次のとおりであります。

	平成12年度中間連結会計期間 (自 平成12年4月1日 至 平成12年9月30日)	平成12年度 (自 平成12年4月1日 至 平成13年3月31日)
連結経常収益	百万円 881,178	1,723,182
連結経常利益	百万円 105,999	183,876
連結中間純利益	百万円 31,302	
連結当期純利益		百万円 48,939
連結純資産額	百万円 2,183,752	2,175,809
連結総資産額	百万円 50,713,080	51,849,687
連結ベースの1株当たり純資産額	円 335.35	333.46
連結ベースの1株当たり中間純利益	円 6.26	
連結ベースの1株当たり当期純利益		円 9.22
連結ベースの潜在株式調整後1株当たり中間純利益	円 6.25	
連結ベースの潜在株式調整後1株当たり当期純利益		円 9.21
連結自己資本比率(国際統一基準)	% 12.30	11.31
営業活動によるキャッシュ・フロー	百万円 111,788	3,218,472
投資活動によるキャッシュ・フロー	百万円 △314,879	△3,060,146
財務活動によるキャッシュ・フロー	百万円 △110,547	△420,024
現金及び現金同等物の中間期末残高	百万円 1,094,455	
現金及び現金同等物の期末残高		百万円 1,147,369
従業員数	人 25,080	24,184

(注) 1. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
2. 連結ベースの1株当たり純資産額は、(中間)期末連結純資産額から「(中間)期末発行済優先株式数×発行価額」を控除した金額を、(中間)期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
3. 連結ベースの1株当たり当期純利益及び連結ベースの1株当たり中間純利益は、連結当期純利益、連結中間純利益から、それぞれ該当期の優先株式配当金総額を控除した金額を、(中間)期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。
4. 連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

(2) 当行の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次	第157期中	第１期中	第２期中	第157期	第１期
決算年月	平成12年９月	平成13年９月	平成14年９月	平成13年３月	平成14年３月
経常収益	百万円 823,277	1,337,291	1,240,900	1,849,600	2,791,405
経常利益 (△は経常損失)	百万円 139,439	127,148	99,694	168,421	△522,106
中間純利益	百万円 48,361	79,794	44,862		
当期純利益 (△は当期純損失)				百万円 55,675	△322,852
資本金	百万円 752,848	1,326,746	1,326,746	752,848	1,326,746
発行済株式総数	千株 普通株式 3,141,062 優先株式 167,000	普通株式 5,709,424 優先株式 967,000	普通株式 5,709,424 優先株式 967,000	普通株式 3,141,062 優先株式 167,000	普通株式 5,709,424 優先株式 967,000
純資産額	百万円 1,922,699	3,514,642	2,998,947	1,918,707	3,196,492
総資産額	百万円 53,896,358	101,342,107	98,900,873	65,265,680	102,082,581
預金残高	百万円 28,474,042	56,611,281	57,311,051	30,169,065	61,051,813
貸出金残高	百万円 31,790,839	61,071,591	58,902,641	31,172,382	59,928,368
有価証券残高	百万円 11,328,126	19,988,203	22,377,416	16,860,309	20,442,996
１株当たり中間配当額	円 普通株式 3.00 第１回 第一種優先株式 5.25 第２回 第一種優先株式 14.25	普通株式 — 第１回 第一種優先株式 — 第２回 第一種優先株式 — 第五種優先株式 —	(上限額) 普通株式 19.17 第１回 第一種優先株式 10.50 第２回 第一種優先株式 28.50 第五種優先株式 13.70		
１株当たり配当額				円 普通株式 6.00 第１回 第一種優先株式 10.50 第２回 第一種優先株式 28.50	普通株式 4.00 第１回 第一種優先株式 10.50 第２回 第一種優先株式 28.50 第五種優先株式 13.70
単体自己資本比率 (国際統一基準)	% 12.14	11.53	11.52	11.80	11.50
従業員数	人 12,721	23,601	21,940	12,173	22,464

(注) 1. 消費税及び地方消費税の会計処理は、税抜方式によっております。
2. 第２期の中間配当については、上限額を記載しており、金額は今後開催される取締役会で決議の予定であります。
3. 単体自己資本比率は、銀行法第14条の２の規定に基づく、大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。
4. 第２期中の単体自己資本比率は、平成14年12月２日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円を基本的項目から控除して算出しております。なお、中間配当予定額を控除しなかった場合の単体自己資本比率は、11.73％であります。

なお、株式会社さくら銀行の主要な経営指標等の推移は次のとおりであります。

回次	第11期中	第11期
決算年月	平成12年9月	平成13年3月
経常収益	百万円 748,641	1,439,956
経常利益	百万円 115,666	190,746
中間純利益	百万円 51,939	
当期純利益		百万円 82,160
資本金	百万円 1,042,706	1,042,706
発行済株式総数	千株 普通株式 4,117,801 優先株式 802,646	普通株式 4,118,077 優先株式 802,577
純資産額	百万円 2,286,716	2,281,230
総資産額	百万円 46,877,873	48,461,818
預金残高	百万円 29,086,068	28,872,248
貸出金残高	百万円 31,232,502	30,575,498
有価証券残高	百万円 7,268,199	10,199,669
1株当たり中間配当額	円 普通株式 3.00 第二回優先株式 7.50 第三回優先株式(第二種) 6.85	
1株当たり配当額		円 普通株式 6.00 第二回優先株式 15.00 第三回優先株式(第二種) 13.70
単体自己資本比率(国際統一基準)	% 12.67	11.91
従業員数	人 13,440	12,558

(注) 1. 消費税及び地方消費税の会計処理は、税抜方式によっております。
2. 単体自己資本比率は、銀行法第14条の2の規定に基づく、大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

2. 事業の内容

当中間連結会計期間において、重要な変更はありません。

3. 関係会社の状況

(1) 当中間連結会計期間において、当行の関係会社に該当しないこととなった会社のうち主要なものは次のとおりであります。

Sakura Trust International Limited

(2) 当中間連結会計期間において、新たに当行の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有割合	当行との関係内容					摘要
					役員の兼任等	資金援助	営業上の取引	設備の賃貸借	業務提携	
(連結子会社)		百万円		%	人					
フィナンシャル・リンク株式会社	東京都港区	160	その他事業(情報処理サービス業、コンサルティング業)	91.46 (47.8)	5	—	預金取引関係	—	—	

(注) 1. 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
2. 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。

4. 従業員の状況

(1) 連結会社における従業員数

(平成14年9月30日現在)

	銀行業	リース業	その他事業	合計
従業員数 [外、平均臨時従業員数]	26,550 人 [8,081]	1,474 人 [12]	15,724 人 [3,608]	43,748 人 [11,701]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員12,997人を含んでおりません。

(2) 当行の従業員数

(平成14年9月30日現在)

従業員数	21,940人

(注) 1. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員325人を含んでおりません。
なお、取締役を兼務しない執行役員53人は従業員数には含めておりません。
2. 当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は20,200人であります。労使間においては特記すべき事項はありません。

第2　事業の状況

1.　業績等の概要

(1) 業　　　　績

① 経済金融環境

当中間連結会計期間の経済・金融環境を顧みますと、米国経済の先行き不透明感が高まる一方、わが国経済においても内需の低迷が続き、今後は輸出の牽引力の低下や公共投資の一層の減少も見込まれております。株価も、期初は安定的に推移したものの、その後は一貫して下落傾向を辿りました。こうした状況を受けて、10月には、政府から「改革加速のための総合対応策」が公表されるとともに、「金融再生プログラム」が金融庁から出され、具体的なアクションプログラムの検討が進められております。

② 経　営　戦　略

当行は、平成13年４月の経営統合に当たり、統合効果を最大限かつ迅速に実現していくために「合併」という形態を採りましたが、その後、経営統合は各分野において順調に進んでまいりました。最大の懸案であった基幹システムの統合も平成14年７月をもって無事完了し、さらに、重複店舗の統合も今年度中に完了する見込みであります。また、重複するグループ会社の統合や人事面の一本化も順調に進んでまいりました。業績面におきましても、大幅な経費削減を実現するなど、当初想定以上の成果が上がっております。更に、融資慣行の見直しを始めとする「業務改革」につきましても、主要ビジネスラインにおいて推進のスピードが上がってきており、合併の第一ステージは順調に終了できたと考えております。

そこで、当行は、「グループ経営改革」を実行することにより、合併の第二ステージへと歩みを進め、グループ収益力の飛躍的な向上と財務体質の強化に取り組んでまいります。

「グループ経営改革」では、最適なグループ経営を実現するための経営組織として、平成14年12月２日に持株会社「株式会社三井住友フィナンシャルグループ」を設立致しました。その後、戦略事業を担う有力グループ会社であります、三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所の３社を持株会社の100％子会社としたうえで、各社の業務を抜本的に強化し、各々の業界におけるトッププレイヤーを目指してまいります。

③ 営 業 の 成 果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は前連結会計年度末対比３兆5,476億円減少して61兆4,383億円となり、譲渡性預金は同１兆8,155億円減少して４兆8,465億円となりました。

一方、貸出金は、同１兆923億円減少し、62兆5,532億円となりました。

総資産は、同３兆6,080億円減少し、104兆3,969億円となりました。

損益につきましては、当中間連結会計期間は、業務改革等を通じて収益力の強化を図るとともに、引続き経営全般の合理化推進により経費削減に努めました。

経常収益・経常費用につきましては、内外の金利低下等による資金運用収益・資金調達費用の減少、株式市場の低迷に伴う株式等関係損益の悪化、不良債権処理の推進などを要因とし、経常収益が前中間連結会計期間対比2.2％減の１兆7,625億円、経常費用は同4.4％減の１兆6,126億円となりました。

その結果、経常利益は1,498億円(前中間連結会計期間対比＋30.9％)、特別損益等を勘案した中間純利益は551億円(同＋61.3％)となりました。

純資産額につきましては、その他有価証券評価差額金の減少等により、前連結会計年度末対比2,226億円減少して２兆6,900億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、各々71(前中間連結会計期間対比＋１)％、16(同＋２)％、13(同△３)％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が84(前中間連結会計期間対比＋12)％、米州が６(同△６)％、欧州、アジア・オセアニアは、各々５(同△３)％、５(同△３)％となりました。

国際統一基準による連結自己資本比率は10.37％(注)となりました。

(注) 平成14年12月２日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額1,240億円を基本的項目から控除して算出しております。なお、中間配当予定額を控除しなかった場合の連結自己資本比率は10.58％であります。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が＋２兆5,624億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が△２兆7,349億円、劣後調達等の「財務活動によるキャッシュ・フロー」が△2,225億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は１兆7,314億円となりました。

(3) 事業の種類別セグメントの業績

① 事業の種類別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比591億円の増益となる7,339億円、役務取引等収支は同88億円の増益となる1,624億円、特定取引収支は同361億円の増益となる1,098億円、その他業務収支は同374億円の増益となる1,102億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前中間連結会計期間比373億円の減益となる6,830億円、役務取引等収支は同117億円の増益となる1,029億円、特定取引収支は同336億円の増益となる1,035億円、その他業務収支は同305億円の増益となる699億円となりました。

リース業セグメントの資金運用収支は前中間連結会計期間比30億円の増益となる△81億円、役務取引等収支は同３億円の増益となる７億円、その他業務収支は同83億円の増益となる372億円となりました。

その他事業セグメントの資金運用収支は前中間連結会計期間比30億円の減益となる575億円、役務取引等収支は同15億円の減益となる602億円、特定取引収支は同39億円の増益となる77億円、その他業務収支は同98億円の減益となる371億円となりました。

（金額単位　百万円）

種類	期別	銀行業	リース業	その他事業	相殺消去額(△)	合計
資金運用収益	前中間連結会計期間	1,118,906	774	130,413	△182,350	1,067,744
	当中間連結会計期間	914,849	4,746	83,998	△48,737	954,856
資金調達費用	前中間連結会計期間	398,514	12,017	69,852	△87,509	392,874
	当中間連結会計期間	231,805	12,920	26,437	△50,276	220,887
資金運用収支	前中間連結会計期間	720,392	△11,243	60,561	△94,840	674,869
	当中間連結会計期間	683,044	△8,174	57,561	1,538	733,969
役務取引等収益	前中間連結会計期間	128,581	340	66,299	△5,285	189,936
	当中間連結会計期間	146,766	717	65,023	△7,888	204,619
役務取引等費用	前中間連結会計期間	37,428	5	4,577	△5,622	36,388
	当中間連結会計期間	43,824	—	4,823	△6,452	42,195
役務取引等収支	前中間連結会計期間	91,153	335	61,721	337	153,547
	当中間連結会計期間	102,941	717	60,200	△1,435	162,423
特定取引収益	前中間連結会計期間	69,870	—	3,786	—	73,656
	当中間連結会計期間	104,258	—	7,730	△1,454	110,534
特定取引費用	前中間連結会計期間	—	—	—	—	—
	当中間連結会計期間	718	—	—	—	718
特定取引収支	前中間連結会計期間	69,870	—	3,786	—	73,656
	当中間連結会計期間	103,540	—	7,730	△1,454	109,816
その他業務収益	前中間連結会計期間	67,481	280,087	93,098	△46,468	394,199
	当中間連結会計期間	107,944	291,504	83,748	△39,101	444,096
その他業務費用	前中間連結会計期間	28,126	251,203	46,121	△4,036	321,415
	当中間連結会計期間	38,032	254,280	46,597	△5,022	333,888
その他業務収支	前中間連結会計期間	39,355	28,883	46,976	△42,432	72,784
	当中間連結会計期間	69,911	37,224	37,150	△34,078	110,208

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間138百万円、当中間連結会計期間24百万円)を資金調達費用から控除して表示しております。

4. セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比２兆9,293億円減少して95兆571億円、利回りは同0.17％低下して2.01％となりました。また、資金調達勘定の平均残高は同7,960億円増加して94兆6,571億円、利回りは同0.37％低下して0.47％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前中間連結会計期間比２兆3,952億円減少して94兆3,513億円、利回りは同0.37％低下して1.94％となりました。また、資金調達勘定の平均残高は同9,805億円増加して94兆988億円、利回りは同0.36％低下して0.49％となりました。

リース業セグメントの資金運用勘定の平均残高は前中間連結会計期間比86億円減少して1,148億円、利回りは同7.01％上昇して8.26％となりました。また、資金調達勘定の平均残高は同1,769億円減少して１兆3,619億円、利回りは同0.34％上昇して1.90％となりました。

その他事業セグメントの資金運用勘定の平均残高は前中間連結会計期間比１兆242億円減少して４兆4,085億円、利回りは同0.99％低下して3.81％となりました。また、資金調達勘定の平均残高は同6,379億円減少して２兆8,896億円、利回りは同2.13％低下して1.83％となりました。

ア．銀　行　業

（金額単位　百万円）

種類	期別	平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	96,746,643	1,118,906	2.31%
	当中間連結会計期間	94,351,347	914,849	1.94
うち貸出金	前中間連結会計期間	63,947,542	703,098	2.20
	当中間連結会計期間	63,103,099	604,100	1.91
うち有価証券	前中間連結会計期間	24,361,237	231,408	1.90
	当中間連結会計期間	23,827,684	134,787	1.13
うちコールローン及び買入手形	前中間連結会計期間	523,179	2,616	1.00
	当中間連結会計期間	862,126	2,280	0.53
うち買現先勘定	前中間連結会計期間	2,013,952	1,368	0.14
	当中間連結会計期間	301,081	281	0.19
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	1,251,579	92	0.01
うち預け金	前中間連結会計期間	4,695,205	101,714	4.33
	当中間連結会計期間	2,557,737	28,255	2.21
資金調達勘定	前中間連結会計期間	93,118,356	398,514	0.86
	当中間連結会計期間	94,098,872	231,805	0.49
うち預金	前中間連結会計期間	61,326,984	199,006	0.65
	当中間連結会計期間	63,109,056	86,401	0.27
うち譲渡性預金	前中間連結会計期間	11,796,608	9,580	0.16
	当中間連結会計期間	6,214,526	4,680	0.15
うちコールマネー及び売渡手形	前中間連結会計期間	9,159,910	6,061	0.13
	当中間連結会計期間	11,582,793	2,321	0.04
うち売現先勘定	前中間連結会計期間	3,981,960	8,452	0.42
	当中間連結会計期間	1,372,082	8,449	1.23
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	4,551,555	13,239	0.58
うちコマーシャル・ペーパー	前中間連結会計期間	1,032,610	1,025	0.20
	当中間連結会計期間	186,459	81	0.09
うち借用金	前中間連結会計期間	3,782,523	70,255	3.71
	当中間連結会計期間	3,275,765	56,657	3.46
うち社債	前中間連結会計期間	1,682,112	14,188	1.69
	当中間連結会計期間	2,311,583	19,708	1.71

（注）1. 事業区分は内部管理上採用している区分によっております。
2. 各事業の主な内容
(1) 銀　行　業……銀行業
(2) リ　ー　ス　業……リース業
(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4. 無利息預け金の平均残高(前中間連結会計期間751,327百万円、当中間連結会計期間763,144百万円)を資金運用勘定から控除して表示しております。
5. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間74,039百万円、当中間連結会計期間41,888百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間74,039百万円、当中間連結会計期間41,888百万円)及び利息(前中間連結会計期間138百万円、当中間連結会計期間24百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ．リ　ー　ス　業

（金額単位　百万円）

種類	期別	平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	123,561	774	1.25%
	当中間連結会計期間	114,884	4,746	8.26
うち貸出金	前中間連結会計期間	86,989	2,718	6.25
	当中間連結会計期間	71,938	2,694	7.49
うち有価証券	前中間連結会計期間	24,470	311	2.55
	当中間連結会計期間	24,494	1,907	15.58
うちコールローン及び買入手形	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち買現先勘定	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち債券貸借取引支払保証金	前中間連結会計期間			
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	12,101	187	3.10
	当中間連結会計期間	18,451	97	1.06
資金調達勘定	前中間連結会計期間	1,538,973	12,017	1.56
	当中間連結会計期間	1,361,983	12,920	1.90
うち預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち譲渡性預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコールマネー及び売渡手形	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち売現先勘定	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち債券貸借取引受入担保金	前中間連結会計期間			
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	83,041	54	0.13
	当中間連結会計期間	110,032	118	0.21
うち借用金	前中間連結会計期間	1,309,818	10,249	1.57
	当中間連結会計期間	1,129,278	8,375	1.48
うち社債	前中間連結会計期間	145,432	883	1.21
	当中間連結会計期間	122,669	777	1.27

（注）1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容
   (1) 銀　行　業……銀行業
   (2) リ ー ス 業……リース業
   (3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4. 無利息預け金の平均残高（前中間連結会計期間4,103百万円、当中間連結会計期間2,880百万円）を資金運用勘定から控除して表示しております。

ウ．その他事業

（金額単位　百万円）

種類	期別	平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	5,432,817	130,413	4.80%
	当中間連結会計期間	4,408,536	83,998	3.81
うち貸出金	前中間連結会計期間	4,012,954	105,616	5.26
	当中間連結会計期間	3,399,407	77,167	4.54
うち有価証券	前中間連結会計期間	607,986	11,168	3.67
	当中間連結会計期間	284,909	2,542	1.78
うちコールローン及び買入手形	前中間連結会計期間	14,984	487	6.50
	当中間連結会計期間	18,213	228	2.51
うち買現先勘定	前中間連結会計期間	210,143	5,406	5.15
	当中間連結会計期間	77,656	683	1.76
うち債券貸借取引支払保証金	前中間連結会計期間			
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	355,745	6,059	3.41
	当中間連結会計期間	392,640	2,666	1.36
資金調達勘定	前中間連結会計期間	3,527,542	69,852	3.96
	当中間連結会計期間	2,889,603	26,437	1.83
うち預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち譲渡性預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコールマネー及び売渡手形	前中間連結会計期間	4,583	24	1.06
	当中間連結会計期間	420	6	3.28
うち売現先勘定	前中間連結会計期間	213,136	7,493	7.03
	当中間連結会計期間	79,685	786	1.97
うち債券貸借取引受入担保金	前中間連結会計期間			
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	35,000	76	0.43
	当中間連結会計期間	62,061	32	0.11
うち借用金	前中間連結会計期間	1,856,559	13,180	1.42
	当中間連結会計期間	1,594,255	6,147	0.77
うち社債	前中間連結会計期間	1,418,191	46,982	6.63
	当中間連結会計期間	1,153,182	18,429	3.20

（注）1．事業区分は内部管理上採用している区分によっております。

2．各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3．平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4．無利息預け金の平均残高（前中間連結会計期間16,615百万円、当中間連結会計期間23,940百万円）を資金運用勘定から控除して表示しております。

5．金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前中間連結会計期間24百万円、当中間連結会計期間１百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前中間連結会計期間24百万円、当中間連結会計期間１百万円）及び利息（当中間連結会計期間０百万円）を資金調達勘定から、それぞれ控除して表示しております。

エ．合　　　　　計

（金額単位　百万円）

種類	期別	平均残高 小計	平均残高 相殺消去額(△)	平均残高 合計	利息 小計	利息 相殺消去額(△)	利息 合計	利回り
資金運用勘定	前中間連結会計期間	102,303,021	△4,316,504	97,986,517	1,250,094	△182,350	1,067,744	2.18%
	当中間連結会計期間	98,874,768	△3,817,574	95,057,193	1,003,594	△48,737	954,856	2.01
うち貸出金	前中間連結会計期間	68,047,486	△3,900,239	64,147,246	811,433	△79,974	731,458	2.28
	当中間連結会計期間	66,574,444	△3,283,147	63,291,297	683,962	△44,019	639,943	2.02
うち有価証券	前中間連結会計期間	24,993,694	△7,908	24,985,786	242,888	△95,005	147,883	1.18
	当中間連結会計期間	24,137,088	△2,749	24,134,339	139,238	852	140,090	1.16
うちコールローン及び買入手形	前中間連結会計期間	538,163	△3,358	534,804	3,103	△142	2,960	1.11
	当中間連結会計期間	880,340	△10,109	870,231	2,508	△2	2,505	0.58
うち買現先勘定	前中間連結会計期間	2,224,096	△70,181	2,153,914	6,774	△1,607	5,166	0.48
	当中間連結会計期間	378,737	△43,043	335,694	965	△303	662	0.39
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―	―	―	―	―
	当中間連結会計期間	1,251,579	―	1,251,579	92	―	92	0.01
うち預け金	前中間連結会計期間	5,063,052	△331,795	4,731,256	107,961	△5,328	102,632	4.34
	当中間連結会計期間	2,968,829	△474,587	2,494,241	31,019	△2,403	28,616	2.29
資金調達勘定	前中間連結会計期間	98,184,872	△4,323,814	93,861,058	480,384	△87,509	392,874	0.84
	当中間連結会計期間	98,350,459	△3,693,304	94,657,154	271,163	△50,276	220,887	0.47
うち預金	前中間連結会計期間	61,326,984	△294,272	61,032,712	199,006	△5,585	193,420	0.63
	当中間連結会計期間	63,109,056	△398,450	62,710,606	86,401	△2,495	83,905	0.27
うち譲渡性預金	前中間連結会計期間	11,796,608	△46,132	11,750,476	9,580	△20	9,559	0.16
	当中間連結会計期間	6,214,526	△21	6,214,504	4,680	△0	4,680	0.15
うちコールマネー及び売渡手形	前中間連結会計期間	9,164,493	△48,305	9,116,188	6,086	△61	6,024	0.13
	当中間連結会計期間	11,583,214	△4,997	11,578,216	2,328	△5	2,322	0.04
うち売現先勘定	前中間連結会計期間	4,195,096	△82,181	4,112,915	15,945	△1,607	14,337	0.70
	当中間連結会計期間	1,451,767	△43,043	1,408,724	9,236	△303	8,932	1.27
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―	―	―	―	―
	当中間連結会計期間	4,551,555	―	4,551,555	13,239	―	13,239	0.58
うちコマーシャル・ペーパー	前中間連結会計期間	1,150,652	△2,710	1,147,941	1,156	△5	1,151	0.20
	当中間連結会計期間	358,552	△3,961	354,590	232	△2	229	0.13
うち借用金	前中間連結会計期間	6,948,900	△3,836,102	3,112,798	93,685	△79,824	13,861	0.89
	当中間連結会計期間	5,999,298	△3,239,315	2,759,983	71,180	△44,552	26,628	1.93
うち社債	前中間連結会計期間	3,245,735	△13,486	3,232,249	62,054	△38	62,016	3.84
	当中間連結会計期間	3,587,434	△3,147	3,584,287	38,915	△3	38,912	2.17

(注) 1.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高(前中間連結会計期間754,782百万円、当中間連結会計期間789,083百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間74,063百万円、当中間連結会計期間41,889百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間74,063百万円、当中間連結会計期間41,889百万円)及び利息(前中間連結会計期間138百万円、当中間連結会計期間24百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比146億円増加して2,046億円、一方役務取引等費用は同58億円増加して421億円となったことから、役務取引等収支は同88億円の増益となる1,624億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前中間連結会計期間比181億円増加して1,467億円、一方役務取引等費用は同63億円増加して438億円となったことから、役務取引等収支は同117億円の増益となる1,029億円となりました。

リース業セグメントの役務取引等収益は前中間連結会計期間比３億円増加して７億円となったことから、役務取引等収支は同３億円の増益となる７億円となりました。

その他事業セグメントの役務取引等収益は前中間連結会計期間比12億円減少して650億円、一方役務取引等費用は同２億円増加して48億円となったことから、役務取引等収支は同15億円の減益となる602億円となりました。

(金額単位　百万円)

種類	期別	銀行業	リース業	その他事業	相殺消去額(△)	合計
役務取引等収益	前中間連結会計期間	128,581	340	66,299	△5,285	189,936
	当中間連結会計期間	146,766	717	65,023	△7,888	204,619
うち預金・貸出業務	前中間連結会計期間	14,313	—	209	△0	14,522
	当中間連結会計期間	17,008	—	61	△746	16,323
うち為替業務	前中間連結会計期間	51,948	—	—	△170	51,778
	当中間連結会計期間	56,160	—	—	△545	55,614
うち証券関連業務	前中間連結会計期間	5,477	—	5,459	△52	10,885
	当中間連結会計期間	9,160	—	4,257	△95	13,323
うち代理業務	前中間連結会計期間	8,124	—	259	△29	8,354
	当中間連結会計期間	7,541	—	112	△1	7,652
うち保護預り・貸金庫業務	前中間連結会計期間	4,613	—	—	△0	4,613
	当中間連結会計期間	2,230	—	—	△1	2,229
うち保証業務	前中間連結会計期間	11,349	0	6,416	△4,808	12,958
	当中間連結会計期間	12,828	0	7,301	△5,190	14,940
うちクレジットカード関連業務	前中間連結会計期間	—	—	42,383	△141	42,241
	当中間連結会計期間	—	—	42,619	△110	42,509
役務取引等費用	前中間連結会計期間	37,428	5	4,577	△5,622	36,388
	当中間連結会計期間	43,824	—	4,823	△6,452	42,195
うち為替業務	前中間連結会計期間	10,198	0	—	△1	10,197
	当中間連結会計期間	10,831	—	—	△4	10,827

(注) 1.　事業区分は内部管理上採用している区分によっております。
2.　各事業の主な内容
(1) 銀　　行　　業……銀行業
(2) リ　ー　ス　業……リース業
(3) そ　の　他　事　業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業
3.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

④ 事業の種類別特定取引の状況

ア．特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比368億円増加して1,105億円、一方特定取引費用は同７億円増加して７億円となったことから、特定取引収支は同361億円の増益となる1,098億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前中間連結会計期間比343億円増加して1,042億円、一方特定取引費用は同７億円増加して７億円となったことから、特定取引収支は同336億円の増益となる1,035億円となりました。

その他事業セグメントの特定取引収益は前中間連結会計期間比39億円増加して77億円となったことから、特定取引収支は同39億円の増益となる77億円となりました。

（金額単位　百万円）

種類	期別	銀行業	リース業	その他事業	相殺消去額(△)	合計
特定取引収益	前中間連結会計期間	69,870	―	3,786	―	73,656
	当中間連結会計期間	104,258	―	7,730	△1,454	110,534
うち商品有価証券収益	前中間連結会計期間	676	―	3,275	―	3,951
	当中間連結会計期間	462	―	3,010	―	3,473
うち特定取引有価証券収益	前中間連結会計期間	6	―	―	―	6
	当中間連結会計期間	―	―	―	―	―
うち特定金融派生商品収益	前中間連結会計期間	68,973	―	510	―	69,484
	当中間連結会計期間	103,721	―	4,719	△1,454	106,986
うちその他の特定取引収益	前中間連結会計期間	214	―	―	―	214
	当中間連結会計期間	74	―	―	―	74
特定取引費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	718	―	―	―	718
うち商品有価証券費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	718	―	―	―	718
うち特定金融派生商品費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

（注）1.　事業区分は内部管理上採用している区分によっております。

2.　各事業の主な内容

(1) 銀　行　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3.　セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

イ．特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,170億円増加して３兆4,420億円、特定取引負債残高は同4,363億円増加して２兆5,994億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前中間連結会計期間末比3,404億円増加して３兆304億円、特定取引負債残高は同4,834億円増加して２兆1,896億円となりました。

その他事業セグメントの特定取引資産残高は前中間連結会計期間末比1,185億円減少して4,332億円、特定取引負債残高は同478億円減少して4,260億円となりました。

(金額単位　百万円)

種類	期別	銀行業	リース業	その他事業	相殺消去額(△)	合計
特定取引資産	前中間連結会計期間	2,689,969	―	551,803	△16,757	3,225,015
	当中間連結会計期間	3,030,421	―	433,243	△21,567	3,442,097
うち 商品有価証券	前中間連結会計期間	129,511	―	136,046	―	265,558
	当中間連結会計期間	22,146	―	78,108	―	100,254
うち 商品有価証券派生商品	前中間連結会計期間	20	―	59	―	80
	当中間連結会計期間	137	―	―	―	137
うち 特定取引有価証券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち 特定取引有価証券派生商品	前中間連結会計期間	49	―	―	―	49
	当中間連結会計期間	335	―	―	―	335
うち 特定金融派生商品	前中間連結会計期間	1,658,334	―	415,697	△16,757	2,057,274
	当中間連結会計期間	2,326,964	―	355,135	△21,567	2,660,532
うち その他の特定取引資産	前中間連結会計期間	902,053	―	―	―	902,053
	当中間連結会計期間	680,838	―	―	―	680,838
特定取引負債	前中間連結会計期間	1,706,135	―	473,893	△16,855	2,163,173
	当中間連結会計期間	2,189,611	―	426,083	△16,203	2,599,491
うち 売付商品債券	前中間連結会計期間	67,364	―	16,120	―	83,485
	当中間連結会計期間	―	―	13,782	―	13,782
うち 商品有価証券派生商品	前中間連結会計期間	71	―	―	―	71
	当中間連結会計期間	115	―	0	―	115
うち 特定取引売付債券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち 特定取引有価証券派生商品	前中間連結会計期間	3	―	―	―	3
	当中間連結会計期間	434	―	―	―	434
うち 特定金融派生商品	前中間連結会計期間	1,638,696	―	457,772	△16,855	2,079,613
	当中間連結会計期間	2,189,062	―	412,300	△16,203	2,585,158
うち その他の特定取引負債	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀　行　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. セグメント間の内部取引は「相殺消去額(△)」欄に表示しております。

⑤ 事業の種類別預金残高の状況

○ 預金の種類別残高(末残)

(金額単位 百万円)

種類		期別	銀行業	リース業	その他事業	合計
預金	流動性預金	前中間連結会計期間	31,854,432	—	—	31,854,432
		当中間連結会計期間	35,554,745	—	—	35,554,745
	定期性預金	前中間連結会計期間	25,473,934	—	—	25,473,934
		当中間連結会計期間	21,893,227	—	—	21,893,227
	その他	前中間連結会計期間	3,204,808	—	—	3,204,808
		当中間連結会計期間	3,990,358	—	—	3,990,358
	合計	前中間連結会計期間	60,533,175	—	—	60,533,175
		当中間連結会計期間	61,438,332	—	—	61,438,332
譲渡性預金		前中間連結会計期間	11,291,895	—	—	11,291,895
		当中間連結会計期間	4,846,529	—	—	4,846,529
総合計		前中間連結会計期間	71,825,070	—	—	71,825,070
		当中間連結会計期間	66,284,861	—	—	66,284,861

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4. 定期性預金＝定期預金＋定期積金

⑥ 事業の種類別貸出金残高の状況

ア．業種別貸出状況(残高・構成比)

（金額単位　百万円）

業種別	平成13年9月30日現在					平成14年9月30日現在				
	銀行業	リース業	その他事業	合計	構成比	銀行業	リース業	その他事業	合計	構成比
国内(除く特別国際金融取引勘定分)	57,479,995	9,646	1,230,299	58,719,941	% 100.00	56,257,763	7,059	1,171,173	57,435,996	% 100.00
製造業	7,476,661	4,617	44,326	7,525,605	12.82	6,999,334	3,579	36,206	7,039,120	12.25
農業、林業、漁業及び鉱業	191,957	6	1,672	193,636	0.33	180,182	4	1,386	181,574	0.32
建設業	3,129,996	184	45,081	3,175,263	5.41	3,033,722	121	32,529	3,066,373	5.34
運輸、通信その他公益事業	2,885,782	271	21,860	2,907,914	4.95	2,780,296	139	20,722	2,801,158	4.88
卸売・小売業及び飲食店	7,610,056	1,747	93,154	7,704,957	13.12	6,938,247	1,228	76,148	7,015,624	12.21
金融・保険業	3,619,076	477	10,501	3,630,055	6.18	4,108,488	286	26,353	4,135,129	7.20
不動産業	9,045,683	190	357,683	9,403,556	16.01	8,876,750	144	339,340	9,216,236	16.05
サービス業	6,732,745	1,719	391,282	7,125,748	12.14	6,237,035	1,251	342,781	6,581,068	11.46
地方公共団体	317,534	132	―	317,667	0.54	541,683	100	―	541,783	0.94
その他	16,470,499	299	264,736	16,735,535	28.50	16,562,021	203	295,702	16,857,927	29.35
海外及び特別国際金融取引勘定分	5,785,471	68,902	153,293	6,007,667	% 100.00	4,874,414	67,131	175,735	5,117,281	% 100.00
政府等	233,395	―	831	234,226	3.90	221,373	―	693	222,066	4.34
金融機関	308,721	207	7,569	316,499	5.27	273,465	―	5,926	279,391	5.46
商工業	5,011,846	67,465	140,330	5,219,642	86.88	4,247,399	66,708	164,806	4,478,915	87.52
その他	231,507	1,228	4,563	237,299	3.95	132,176	422	4,308	136,907	2.68
合計	63,265,467	78,548	1,383,593	64,727,609		61,132,178	74,191	1,346,908	62,553,278	

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀　行　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

4. 「海外」とは当行の海外店及び海外連結子会社であります。

イ．外国政府等向け債権残高(国別)

(金額単位　百万円)

期別	国別	外国政府等向け債権残高			
		銀行業	リース業	その他事業	合計
平成14年9月30日	インドネシア	110,713	—	—	110,713
	その他(7ケ国)	3,365	—	—	3,365
	合計	114,079	—	—	114,079
	(資産の総額に対する割合)	(0.11%)	—	—	(0.11%)
平成13年9月30日	インドネシア	131,064	—	—	131,064
	その他(7ケ国)	5,270	—	—	5,270
	合計	136,334	—	—	136,334
	(資産の総額に対する割合)	(0.13%)	—	—	(0.13%)

(注) 1. 対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

2. 事業区分は内部管理上採用している区分によっております。

3. 各事業の主な内容

(1) 銀　行　業……銀行業

(2) リ ー ス 業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

⑦ 事業の種類別有価証券の状況

○ 有価証券残高(末残)

(金額単位 百万円)

種類		期別	銀行業	リース業	その他事業	合計
有価証券	国債	前中間連結会計期間	9,032,462	8	75,294	9,107,765
		当中間連結会計期間	11,785,306	8	74,732	11,860,047
	地方債	前中間連結会計期間	461,492	—	6	461,499
		当中間連結会計期間	386,381	—	—	386,381
	社債	前中間連結会計期間	1,377,518	22	1,033	1,378,574
		当中間連結会計期間	1,748,760	22	1,943	1,750,727
	株式	前中間連結会計期間	5,307,945	18,358	113,569	5,439,873
		当中間連結会計期間	4,123,736	17,630	90,944	4,232,311
	その他の証券	前中間連結会計期間	3,738,596	1,110	384,138	4,123,846
		当中間連結会計期間	4,322,527	5,167	93,505	4,421,200
	合計	前中間連結会計期間	19,918,016	19,499	574,044	20,511,560
		当中間連結会計期間	22,366,712	22,829	261,125	22,650,667

(注) 1. 事業区分は内部管理上採用している区分によっております。

2. 各事業の主な内容

(1) 銀　行　業……銀行業

(2) リ　ー　ス　業……リース業

(3) そ の 他 事 業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

3. 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比591億円の増益となる7,339億円、役務取引等収支は同88億円の増益となる1,624億円、特定取引収支は同361億円の増益となる1,098億円、その他業務収支は同374億円の増益となる1,102億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比401億円の減益となる6,347億円、役務取引等収支は同78億円の増益となる1,489億円、特定取引収支は同461億円の増益となる958億円、その他業務収支は同133億円の増益となる1,014億円となりました。

海外の資金運用収支は前中間連結会計期間比203億円の増益となる939億円、役務取引等収支は同10億円の増益となる134億円、特定取引収支は同100億円の減益となる139億円、その他業務収支は同238億円の増益となる89億円となりました。

(金額単位　百万円)

種類	期別	国内	海外	相殺消去額(△)	合計
資金運用収益	前中間連結会計期間	875,607	307,252	△115,116	1,067,744
	当中間連結会計期間	759,681	207,905	△12,730	954,856
資金調達費用	前中間連結会計期間	200,730	233,626	△41,481	392,874
	当中間連結会計期間	124,957	113,942	△18,012	220,887
資金運用収支	前中間連結会計期間	674,877	73,626	△73,634	674,869
	当中間連結会計期間	634,723	93,963	5,281	733,969
役務取引等収益	前中間連結会計期間	175,362	14,726	△152	189,936
	当中間連結会計期間	189,344	15,337	△63	204,619
役務取引等費用	前中間連結会計期間	34,233	2,319	△163	36,388
	当中間連結会計期間	40,388	1,882	△75	42,195
役務取引等収支	前中間連結会計期間	141,128	12,406	11	153,547
	当中間連結会計期間	148,956	13,455	11	162,423
特定取引収益	前中間連結会計期間	49,701	25,098	△1,142	73,656
	当中間連結会計期間	99,544	15,274	△4,285	110,534
特定取引費用	前中間連結会計期間	—	1,142	△1,142	—
	当中間連結会計期間	3,660	1,342	△4,285	718
特定取引収支	前中間連結会計期間	49,701	23,955	—	73,656
	当中間連結会計期間	95,883	13,932	—	109,816
その他業務収益	前中間連結会計期間	385,993	8,701	△496	394,199
	当中間連結会計期間	426,221	18,200	△326	444,096
その他業務費用	前中間連結会計期間	297,883	23,537	△6	321,415
	当中間連結会計期間	324,732	9,205	△50	333,888
その他業務収支	前中間連結会計期間	88,109	△14,835	△490	72,784
	当中間連結会計期間	101,489	8,995	△275	110,208

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは、当行の海外店及び海外連結子会社であります。

3.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間138百万円、当中間連結会計期間24百万円)を資金調達費用から控除して表示しております。

4.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比２兆9,293億円減少して95兆571億円、利回りは同0.17％低下して2.01％となりました。また、資金調達勘定の平均残高は同7,960億円増加して94兆6,571億円、利回りは同0.37％低下して0.47％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比8,691億円減少して86兆730億円、利回りは同0.25％低下して1.77％となりました。また、資金調達勘定の平均残高は同４兆317億円増加して88兆8,123億円、利回りは同0.19％低下して0.28％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比２兆2,372億円減少して10兆673億円、利回りは同0.86％低下して4.13％となりました。また、資金調達勘定の平均残高は同３兆4,131億円減少して６兆9,284億円、利回りは同1.23％低下して3.29％となりました。

ア．国　　　内

（金額単位　百万円）

種類	期別	平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	86,942,219	875,607	2.01％
	当中間連結会計期間	86,073,041	759,681	1.77
うち貸出金	前中間連結会計期間	57,901,248	597,439	2.06
	当中間連結会計期間	57,928,839	550,815	1.90
うち有価証券	前中間連結会計期間	23,461,124	184,692	1.57
	当中間連結会計期間	22,558,111	118,723	1.05
うちコールローン及び買入手形	前中間連結会計期間	436,252	1,461	0.67
	当中間連結会計期間	744,673	1,295	0.35
うち買現先勘定	前中間連結会計期間	1,960,838	1,265	0.13
	当中間連結会計期間	203,451	2	0.00
うち債券貸借取引支払保証金	前中間連結会計期間			
	当中間連結会計期間	1,251,579	92	0.01
うち預け金	前中間連結会計期間	2,200,640	42,139	3.83
	当中間連結会計期間	1,190,038	11,074	1.86
資金調達勘定	前中間連結会計期間	84,780,569	200,730	0.47
	当中間連結会計期間	88,812,347	124,957	0.28
うち預金	前中間連結会計期間	53,377,936	77,160	0.29
	当中間連結会計期間	58,582,876	36,447	0.12
うち譲渡性預金	前中間連結会計期間	11,544,384	4,247	0.07
	当中間連結会計期間	5,973,833	1,335	0.04
うちコールマネー及び売渡手形	前中間連結会計期間	8,909,595	2,711	0.06
	当中間連結会計期間	11,390,362	773	0.01
うち売現先勘定	前中間連結会計期間	3,524,376	787	0.04
	当中間連結会計期間	444,662	14	0.01
うち債券貸借取引受入担保金	前中間連結会計期間			
	当中間連結会計期間	4,551,555	13,239	0.58
うちコマーシャル・ペーパー	前中間連結会計期間	1,137,368	870	0.15
	当中間連結会計期間	354,590	229	0.13
うち借用金	前中間連結会計期間	4,160,465	50,808	2.44
	当中間連結会計期間	3,604,263	41,622	2.31
うち社債	前中間連結会計期間	1,856,211	15,253	1.64
	当中間連結会計期間	2,423,510	18,644	1.54

（注）1.　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高(前中間連結会計期間735,953百万円、当中間連結会計期間769,304百万円)を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間73,929百万円、当中間連結会計期間41,752百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間73,929百万円、当中間連結会計期間41,752百万円)及び利息(前中間連結会計期間136百万円、当中間連結会計期間23百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ．海　　　　外

（金額単位　百万円）

種類	期別	平均残高	利息	利回り
資金運用勘定	前中間連結会計期間	12,304,517	307,252	4.99%
	当中間連結会計期間	10,067,312	207,905	4.13
うち貸出金	前中間連結会計期間	7,490,070	175,219	4.68
	当中間連結会計期間	6,423,396	107,110	3.34
うち有価証券	前中間連結会計期間	1,528,393	36,674	4.80
	当中間連結会計期間	1,576,626	16,085	2.04
うちコールローン及び買入手形	前中間連結会計期間	101,652	1,560	3.07
	当中間連結会計期間	125,557	1,210	1.93
うち買現先勘定	前中間連結会計期間	193,075	3,901	4.04
	当中間連結会計期間	132,242	659	1.00
うち債券貸借取引支払保証金	前中間連結会計期間			
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	2,539,739	60,593	4.77
	当中間連結会計期間	1,325,772	17,570	2.65
資金調達勘定	前中間連結会計期間	10,341,648	233,626	4.52
	当中間連結会計期間	6,928,454	113,942	3.29
うち預金	前中間連結会計期間	7,664,839	116,360	3.04
	当中間連結会計期間	4,149,786	47,487	2.29
うち譲渡性預金	前中間連結会計期間	206,091	5,312	5.16
	当中間連結会計期間	240,670	3,345	2.78
うちコールマネー及び売渡手形	前中間連結会計期間	209,632	3,373	3.22
	当中間連結会計期間	187,853	1,548	1.65
うち売現先勘定	前中間連結会計期間	588,539	13,550	4.60
	当中間連結会計期間	964,061	8,918	1.85
うち債券貸借取引受入担保金	前中間連結会計期間			
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	10,573	281	5.32
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	196,464	4,252	4.33
	当中間連結会計期間	216,658	2,977	2.75
うち社債	前中間連結会計期間	1,379,770	46,882	6.80
	当中間連結会計期間	1,161,175	20,280	3.49

（注）1.　「海外」とは、当行の海外店及び海外連結子会社であります。

2.　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3.　無利息預け金の平均残高（前中間連結会計期間19,768百万円、当中間連結会計期間20,265百万円）を資金運用勘定から控除して表示しております。

4.　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前中間連結会計期間133百万円、当中間連結会計期間137百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前中間連結会計期間133百万円、当中間連結会計期間137百万円）及び利息（前中間連結会計期間２百万円、当中間連結会計期間１百万円）を資金調達勘定から、それぞれ控除して表示しております。

ウ. 合　　　　計

（金額単位　百万円）

種類	期別	平均残高 小計	平均残高 相殺消去額(△)	平均残高 合計	利息 小計	利息 相殺消去額(△)	利息 合計	利回り
資金運用勘定	前中間連結会計期間	99,246,737	△1,260,219	97,986,517	1,182,860	△115,116	1,067,744	2.18%
	当中間連結会計期間	96,140,354	△1,083,161	95,057,193	967,587	△12,730	954,856	2.01
うち 貸出金	前中間連結会計期間	65,391,318	△1,244,071	64,147,246	772,658	△41,200	731,458	2.28
	当中間連結会計期間	64,352,235	△1,060,938	63,291,297	657,926	△17,983	639,943	2.02
うち 有価証券	前中間連結会計期間	24,989,518	△3,731	24,985,786	221,367	△73,483	147,883	1.18
	当中間連結会計期間	24,134,737	△398	24,134,339	134,809	5,281	140,090	1.16
うち コールローン及び買入手形	前中間連結会計期間	537,904	△3,099	534,804	3,021	△60	2,960	1.11
	当中間連結会計期間	870,231	—	870,231	2,505	—	2,505	0.58
うち 買現先勘定	前中間連結会計期間	2,153,914	—	2,153,914	5,166	—	5,166	0.48
	当中間連結会計期間	335,694	—	335,694	662	—	662	0.39
うち 債券貸借取引支払保証金	前中間連結会計期間							
	当中間連結会計期間	1,251,579	—	1,251,579	92	—	92	0.01
うち 預け金	前中間連結会計期間	4,740,380	△9,123	4,731,256	102,733	△100	102,632	4.34
	当中間連結会計期間	2,515,811	△21,569	2,494,241	28,645	△29	28,616	2.29
資金調達勘定	前中間連結会計期間	95,122,217	△1,261,159	93,861,058	434,356	△41,481	392,874	0.84
	当中間連結会計期間	95,740,802	△1,083,647	94,657,154	238,899	△18,012	220,887	0.47
うち 預金	前中間連結会計期間	61,042,775	△10,063	61,032,712	193,521	△100	193,420	0.63
	当中間連結会計期間	62,732,662	△22,056	62,710,606	83,934	△29	83,905	0.27
うち 譲渡性預金	前中間連結会計期間	11,750,476	—	11,750,476	9,559	—	9,559	0.16
	当中間連結会計期間	6,214,504	—	6,214,504	4,680	—	4,680	0.15
うち コールマネー及び売渡手形	前中間連結会計期間	9,119,228	△3,040	9,116,188	6,085	△60	6,024	0.13
	当中間連結会計期間	11,578,216	—	11,578,216	2,322	—	2,322	0.04
うち 売現先勘定	前中間連結会計期間	4,112,915	—	4,112,915	14,337	—	14,337	0.70
	当中間連結会計期間	1,408,724	—	1,408,724	8,932	—	8,932	1.27
うち 債券貸借取引受入担保金	前中間連結会計期間							
	当中間連結会計期間	4,551,555	—	4,551,555	13,239	—	13,239	0.58
うち コマーシャル・ペーパー	前中間連結会計期間	1,147,941	—	1,147,941	1,151	—	1,151	0.20
	当中間連結会計期間	354,590	—	354,590	229	—	229	0.13
うち 借用金	前中間連結会計期間	4,356,929	△1,244,131	3,112,798	55,061	△41,200	13,861	0.89
	当中間連結会計期間	3,820,922	△1,060,938	2,759,983	44,600	△17,971	26,628	1.93
うち 社債	前中間連結会計期間	3,235,981	△3,731	3,232,249	62,136	△120	62,016	3.84
	当中間連結会計期間	3,584,685	△398	3,584,287	38,924	△11	38,912	2.17

（注）1. 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3. 無利息預け金の平均残高(前中間連結会計期間754,782百万円、当中間連結会計期間789,083百万円)を資金運用勘定から控除して表示しております。

4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間74,063百万円、当中間連結会計期間41,889百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間74,063百万円、当中間連結会計期間41,889百万円)及び利息(前中間連結会計期間138百万円、当中間連結会計期間24百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は、前中間連結会計期間比146億円増加して2,046億円、一方役務取引等費用は同58億円増加して421億円となったことから、役務取引等収支は同88億円の増益となる1,624億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比139億円増加して1,893億円、一方役務取引等費用は同61億円増加して403億円となったことから、役務取引等収支は同78億円の増益となる1,489億円となりました。

海外の役務取引等収益は前中間連結会計期間比６億円増加して153億円、一方役務取引等費用は同４億円減少して18億円となったことから、役務取引等収支は同10億円の増益となる134億円となりました。

(金額単位　百万円)

種類	期別	国内	海外	相殺消去額(△)	合計
役務取引等収益	前中間連結会計期間	175,362	14,726	△152	189,936
	当中間連結会計期間	189,344	15,337	△63	204,619
うち預金・貸出業務	前中間連結会計期間	6,855	7,667	―	14,522
	当中間連結会計期間	7,406	8,916	―	16,323
うち為替業務	前中間連結会計期間	49,183	2,594	△0	51,778
	当中間連結会計期間	52,657	2,958	△0	55,614
うち証券関連業務	前中間連結会計期間	10,857	27	―	10,885
	当中間連結会計期間	13,321	1	―	13,323
うち代理業務	前中間連結会計期間	8,159	194	―	8,354
	当中間連結会計期間	7,652	―	―	7,652
うち保護預り・貸金庫業務	前中間連結会計期間	4,610	3	―	4,613
	当中間連結会計期間	2,226	3	―	2,229
うち保証業務	前中間連結会計期間	12,240	869	△151	12,958
	当中間連結会計期間	13,982	1,021	△62	14,940
うちクレジットカード関連業務	前中間連結会計期間	42,241	―	―	42,241
	当中間連結会計期間	42,509	―	―	42,509
役務取引等費用	前中間連結会計期間	34,233	2,319	△163	36,388
	当中間連結会計期間	40,388	1,882	△75	42,195
うち為替業務	前中間連結会計期間	9,372	824	△0	10,197
	当中間連結会計期間	10,231	595	―	10,827

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2. 「海外」とは当行の海外店及び海外連結子会社であります。
3. 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④ 国内・海外別特定取引の状況

ア．特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比368億円増加して1,105億円、一方特定取引費用は同７億円増加して７億円となったことから、特定取引収支は同361億円の増益となる1,098億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比498億円増加して995億円、一方特定取引費用は同36億円増加して36億円となったことから、特定取引収支は同461億円の増益となる958億円となりました。

海外の特定取引収益は前中間連結会計期間比98億円減少して152億円、一方特定取引費用は同２億円増加して13億円となったことから、特定取引収支は同100億円の減益となる139億円となりました。

（金額単位　百万円）

種類	期別	国内	海外	相殺消去額(△)	合計
特定取引収益	前中間連結会計期間	49,701	25,098	△1,142	73,656
	当中間連結会計期間	99,544	15,274	△4,285	110,534
うち商品有価証券収益	前中間連結会計期間	1,514	2,437	―	3,951
	当中間連結会計期間	1,686	1,786	―	3,473
うち特定取引有価証券収益	前中間連結会計期間	6	―	―	6
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品収益	前中間連結会計期間	47,965	22,661	△1,142	69,484
	当中間連結会計期間	97,783	13,488	△4,285	106,986
うちその他の特定取引収益	前中間連結会計期間	214	―	―	214
	当中間連結会計期間	74	―	―	74
特定取引費用	前中間連結会計期間	―	1,142	△1,142	―
	当中間連結会計期間	3,660	1,342	△4,285	718
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	718	―	―	718
うち特定金融派生商品費用	前中間連結会計期間	―	1,142	△1,142	―
	当中間連結会計期間	2,942	1,342	△4,285	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2.　「海外」とは当行の海外店及び海外連結子会社であります。

3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ．特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,170億円増加して３兆4,420億円、特定取引負債残高は同4,363億円増加して２兆5,994億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間比3,571億円増加して３兆275億円、特定取引負債残高は同5,030億円増加して２兆1,849億円となりました。

海外の特定取引資産残高は前中間連結会計期間比1,335億円減少して4,302億円、特定取引負債残高は同602億円減少して4,302億円となりました。

(金額単位　百万円)

種類	期別	国内	海外	相殺消去額(△)	合計
特定取引資産	前中間連結会計期間	2,670,412	563,807	△9,203	3,225,015
	当中間連結会計期間	3,027,522	430,296	△15,720	3,442,097
うち　商品有価証券	前中間連結会計期間	135,068	130,489	―	265,558
	当中間連結会計期間	29,185	71,068	―	100,254
うち　商品有価証券派生商品	前中間連結会計期間	20	59	―	80
	当中間連結会計期間	137	―	―	137
うち　特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち　特定取引有価証券派生商品	前中間連結会計期間	49	―	―	49
	当中間連結会計期間	335	―	―	335
うち　特定金融派生商品	前中間連結会計期間	1,633,220	433,257	△9,203	2,057,274
	当中間連結会計期間	2,317,025	359,227	△15,720	2,660,532
うち　その他の特定取引資産	前中間連結会計期間	902,053	―	―	902,053
	当中間連結会計期間	680,838	―	―	680,838
特定取引負債	前中間連結会計期間	1,681,888	490,488	△9,203	2,163,173
	当中間連結会計期間	2,184,938	430,273	△15,720	2,599,491
うち　売付商品債券	前中間連結会計期間	67,414	16,070	―	83,485
	当中間連結会計期間	195	13,587	―	13,782
うち　商品有価証券派生商品	前中間連結会計期間	71	―	―	71
	当中間連結会計期間	115	―	―	115
うち　特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち　特定取引有価証券派生商品	前中間連結会計期間	3	―	―	3
	当中間連結会計期間	434	―	―	434
うち　特定金融派生商品	前中間連結会計期間	1,614,399	474,417	△9,203	2,079,613
	当中間連結会計期間	2,184,193	416,686	△15,720	2,585,158
うち　その他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2.　「海外」とは当行の海外店及び海外連結子会社であります。
3.　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

(金額単位　百万円)

種類		期別	国内	海外	合計
預金	流動性預金	前中間連結会計期間	25,649,720	6,204,711	31,854,432
		当中間連結会計期間	32,227,476	3,327,269	35,554,745
	定期性預金	前中間連結会計期間	24,896,391	577,543	25,473,934
		当中間連結会計期間	21,263,148	630,079	21,893,227
	その他	前中間連結会計期間	3,183,724	21,084	3,204,808
		当中間連結会計期間	3,979,891	10,467	3,990,358
	合計	前中間連結会計期間	53,729,836	6,803,338	60,533,175
		当中間連結会計期間	57,470,516	3,967,816	61,438,332
譲渡性預金		前中間連結会計期間	11,061,170	230,725	11,291,895
		当中間連結会計期間	4,672,498	174,030	4,846,529
総合計		前中間連結会計期間	64,791,006	7,034,064	71,825,070
		当中間連結会計期間	62,143,015	4,141,846	66,284,861

(注) 1.　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2.　「海外」とは当行の海外店及び海外連結子会社であります。
3.　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4.　定期性預金＝定期預金＋定期積金

⑥ 国内・海外別貸出金残高の状況

○ 業種別貸出状況(残高・構成比)

「(3)事業の種類別セグメントの業績」の「⑥事業の種類別貸出金残高の状況 ア．業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

(金額単位 百万円)

種類		期別	国内	海外	合計
有価証券	国債	前中間連結会計期間	9,032,592	75,173	9,107,765
		当中間連結会計期間	11,785,326	74,720	11,860,047
	地方債	前中間連結会計期間	461,499	―	461,499
		当中間連結会計期間	386,381	―	386,381
	社債	前中間連結会計期間	1,378,574	―	1,378,574
		当中間連結会計期間	1,749,872	854	1,750,727
	株式	前中間連結会計期間	5,438,380	1,493	5,439,873
		当中間連結会計期間	4,232,311	―	4,232,311
	その他の証券	前中間連結会計期間	2,288,890	1,834,955	4,123,846
		当中間連結会計期間	2,510,613	1,910,586	4,421,200
	合計	前中間連結会計期間	18,599,937	1,911,622	20,511,560
		当中間連結会計期間	20,664,505	1,986,161	22,650,667

(注) 1. 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2. 「海外」とは当行の海外店及び海外連結子会社であります。

3. 「その他の証券」には、外国債券及び外国株式を含んでおります。

(参考)

当行の単体情報のうち、参考として以下の情報を掲げております。

1. 損益の概要 (単体)

(金額単位　百万円)

	前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
業務粗利益 (除く国債等債券損益)	849,274 (819,142)	897,852 (821,460)	48,578 (2,318)
経費(除く臨時処理分)	333,470	321,201	△12,269
人件費	140,090	129,174	△10,916
物件費	177,730	175,372	△2,358
税金	15,649	16,654	1,005
業務純益(一般貸倒引当金繰入前) (除く国債等債券損益)	515,804 (485,671)	576,651 (500,259)	60,847 (14,588)
一般貸倒引当金繰入額	37,402	20,564	△16,838
業務純益	478,401	556,087	77,686
うち国債等債券損益	30,132	76,391	46,259
臨時損益	△351,253	△456,393	△105,140
(貸倒償却引当費用)	(305,437)	(266,287)	(△39,150)
貸出金償却	138,692	88,928	△49,764
個別貸倒引当金繰入額	98,372	140,640	42,268
債権売却損失引当金繰入額	23,633	7,109	△16,524
共同債権買取機構売却損	2,159	3,013	854
延滞債権売却損等	13,510	10,006	△3,504
特定海外債権引当勘定繰入額	△8,332	△3,974	4,358
(一般貸倒引当金繰入額)	(37,402)	(20,564)	(△16,838)
株式等損益	△52,646	△191,842	△139,196
株式等売却益	28,221	35,153	6,932
株式等売却損	11,958	51,543	39,585
株式等償却	68,908	175,452	106,544
外形標準事業税	14,000	3,542	△10,458
その他臨時損益	△16,573	△15,286	1,287
経常利益	127,148	99,694	△27,454
特別損益	△16,092	△38,735	△22,643
うち動産不動産処分損益	△4,596	△9,570	△4,974
動産不動産処分益	126	1,612	1,486
動産不動産処分損	4,722	11,182	6,460
うち退職給付会計基準変更時差異償却	10,083	10,083	—
税引前中間純利益	111,055	60,958	△50,097
法人税、住民税及び事業税	9,762	6,787	△2,975
法人税等調整額	21,499	9,308	△12,191
中間純利益	79,794	44,862	△34,932

(注) 1. 業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋役務取引等収支＋特定取引収支＋その他業務収支

2. 「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3. 業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4. 臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5. 国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

2. 利　　　　　　鞘(国内業務部門)(単体)

(単位　%)

	前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
(1) 資金運用利回り ①	1.54	1.46	△0.08
貸出金利回り ③	1.88	1.72	△0.16
有価証券利回り	0.85	0.70	△0.15
(2) 資金調達原価 ②	0.96	0.86	△0.10
資金調達利回り	0.18	0.10	△0.08
預金等利回り ④	0.10	0.04	△0.06
外部負債利回り	0.27	0.19	△0.08
経費率	0.78	0.76	△0.02
(3) 総資金利鞘 ①－②	0.58	0.60	0.02
預貸金利鞘 ③－④	1.78	1.68	△0.10

(注) 1.　「国内業務部門」とは本邦店の円建諸取引であります。
2.　「外部負債」＝コールマネー＋売現先勘定＋売渡手形＋コマーシャル・ペーパー＋借用金

3. R　　　O　　　E(単体)

(単位　%)

	前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
業務純益(一般貸倒引当金繰入前)ベース	43.96	64.01	20.05
業務純益ベース	40.77	61.73	20.96
中間純利益ベース	6.80	4.98	△1.82

(注)　$ROE=\frac{(中間純利益等－優先株式配当金総額)\times年間日数\div中間期中日数}{\{(期首株主資本－期首発行済優先株式数\times発行価額)+(期末株主資本－期末発行済優先株式数\times発行価額)\}\div 2}\times 100$

4.　預金・貸出金の状況(単体)

(1) 預金・貸出金の残高

(金額単位　百万円)

	前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
預金(末残)	56,611,281	57,311,051	699,770
預金(平残)	57,031,809	58,702,749	1,670,940
貸出金(末残)	61,071,591	58,902,641	△2,168,950
貸出金(平残)	60,358,803	59,479,298	△879,505

(注)　預金には譲渡性預金を含めておりません。

(2) 個人・法人別預金残高(国内)

(金額単位　百万円)

	前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
個人	28,752,460	30,412,613	1,660,153
法人	20,630,724	22,553,018	1,922,294
合計	49,383,184	52,965,631	3,582,447

(注)　本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

(3) 消費者ローン残高

(金額単位　百万円)

	前中間会計期間(A)	当中間会計期間(B)	増減(B)－(A)
消費者ローン残高	13,441,608	13,347,036	△94,572
住宅ローン残高	11,842,662	11,925,394	82,732
その他ローン残高	1,598,946	1,421,642	△177,304

(4) 中小企業等貸出金

（単位　百万円、件、％）

	前中間会計期間（A）	当中間会計期間（B）	増減（B）－（A）
中小企業等貸出金残高　①	38,426,978	36,448,312	△1,978,666
総貸出金残高　②	55,377,565	54,181,272	△1,196,293
中小企業等貸出金比率　①／②	69.4	67.3	△2.1
中小企業等貸出先件数　③	1,895,719	1,910,529	14,810
総貸出先件数　④	1,901,189	1,915,911	14,722
中小企業等貸出先件数比率　③／④	99.7	99.7	0.0

（注）1.　貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2.　中小企業等とは、資本金３億円（ただし、卸売業は１億円、小売業、サービス業は５千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

(参考)

自己資本比率は、銀行法第14条の２の規定に基づき自己資本比率の基準を定める件(平成５年３月大蔵省告示第55号。以下、「告示」という)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

(金額単位　百万円)

項目		平成13年９月30日現在	平成14年９月30日現在
基本的項目	資本金	1,326,746	1,326,746
	うち非累積的永久優先株	650,500	650,500
	新株式払込金	―	―
	資本準備金	1,684,361	
	うち非累積的永久優先株	650,500	
	連結剰余金	541,424	
	資本剰余金		1,683,896
	うち非累積的永久優先株		650,500
	利益剰余金		(注1)　14,823
	連結子会社の少数株主持分	967,410	952,490
	うち海外特別目的会社の発行する優先出資証券(※)	838,670	844,520
	その他有価証券の評価差損(△)	394,819	512,407
	自己株式(△)(注2)	17,222	11,250
	為替換算調整勘定	△18,479	△53,754
	営業権相当額(△)	283	173
	連結調整勘定相当額(△)	5,446	19,031
	計(A)	4,083,690	3,381,338
	うちステップ・アップ金利条項付の優先出資証券(注3)	214,920	220,770
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額	―	―
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	169,158	80,859
	一般貸倒引当金	457,366	946,650
	負債性資本調達手段等	2,674,334	2,455,372
	うち永久劣後債務(注4)	880,481	757,404
	うち期限付劣後債務および期限付優先株(注5)	1,793,852	1,697,968
	計	3,300,859	3,482,882
	うち自己資本への算入額(B)	3,300,859	3,316,197
準補完的項目	短期劣後債務	―	―
	うち自己資本への算入額(C)	―	―
控除項目	控除項目(注6)(D)	89,665	164,081
自己資本額	(A)＋(B)＋(C)－(D)(E)	7,294,883	6,533,454
リスク・アセット等	資産(オン・バランス)項目	62,806,343	58,053,851
	オフ・バランス取引項目	4,492,648	4,715,829
	信用リスク・アセットの額(F)	67,298,991	62,769,681
	マーケット・リスク相当額に係る額((H)／８％)(G)	258,375	211,550
	(参考)マーケット・リスク相当額(H)	20,670	16,924
	計((F)＋(G))(I)	67,557,366	62,981,231
連結自己資本比率(国際統一基準)＝(E)／(I)×100		10.79%	(注1)　10.37%

(注) 1.　本表の平成14年９月30日現在の利益剰余金は、平成14年12月２日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円を控除して算出しております。
なお、中間配当予定額を控除しなかった場合の連結自己資本比率は10.58%であります。

2.　本表の平成13年９月30日現在の自己株式は、中間連結貸借対照表上の自己株式33百万円に子会社の所有する親会社株式17,189百万円を加えたものであります。

3.　告示第４条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4.　告示第５条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。

5.　告示第５条第１項第５号および第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

6.　告示第７条第１項第１号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、および第２号に規定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

(金額単位　百万円)

項	目	平成13年9月30日現在	平成14年9月30日現在
基本的項目	資本金	1,326,746	1,326,746
	うち非累積的永久優先株	650,500	650,500
	新株式払込金	—	—
	資本準備金	1,684,361	1,326,758
	うち非累積的永久優先株	650,500	650,500
	その他資本剰余金		357,614
	利益準備金	241,421	—
	任意積立金	221,560	221,548
	中間未処分利益	255,721	(注1) 45,997
	その他 (※)	837,501	847,228
	その他有価証券の評価差損(△)	425,669	502,705
	自己株式(△)	33	586
	営業権相当額(△)	—	—
	計 (A)	4,141,610	3,622,601
	うちステップ・アップ金利条項付の優先出資証券 (注2)	214,920	220,770
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	—	—
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	153,121	72,027
	一般貸倒引当金	405,182	892,902
	負債性資本調達手段等	2,640,890	2,422,889
	うち永久劣後債務 (注3)	888,839	757,404
	うち期限付劣後債務および期限付優先株 (注4)	1,752,051	1,665,485
	計	3,199,194	3,387,819
	うち自己資本への算入額 (B)	3,199,194	3,232,259
準補完的項目	短期劣後債務	—	—
	うち自己資本への算入額 (C)	—	—
控除項目	控除項目(注5) (D)	96,666	55,365
自己資本額	(A)+(B)+(C)−(D) (E)	7,244,138	6,799,495
リスク・アセット等	資産(オン・バランス)項目	57,813,382	53,500,371
	オフ・バランス取引項目	4,827,651	5,326,713
	信用リスク・アセットの額 (F)	62,641,034	58,827,084
	マーケット・リスク相当額に係る額((H)/8%) (G)	168,975	160,337
	(参考)マーケット・リスク相当額 (H)	13,518	12,827
	計 ((F)+(G)) (I)	62,810,009	58,987,421
単体自己資本比率(国際統一基準)=(E)/(I)×100		11.53%	(注1) 11.52%

(注) 1.　本表の平成14年9月30日現在の中間未処分利益は、平成14年12月2日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円を控除して算出しております。

なお、中間配当予定額を控除しなかった場合の単体自己資本比率は11.73%であります。

2.　告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3.　告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4.　告示第15条第1項第5号および第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5.　告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※)「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の3件の優先出資証券が含まれています。

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日(休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1.　損失吸収事由

当行につき、①自己資本比率/Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2.　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3.　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4.　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5.　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数に乗じて得られる金額の範囲内でなければならない。

6.　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の中間貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1. 破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産、会社更生、再生手続等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2. 危　険　債　権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3. 要　管　理　債　権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4. 正　常　債　権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

（金額単位　億円）

債権の区分	平成13年９月30日現在	平成14年９月30日現在
破産更生債権及びこれらに準ずる債権	5,740	5,148
危険債権	16,457	25,414
要管理債権	11,072	26,469
正常債権	640,399	595,345

2. 生産、受注及び販売の状況

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3. 対処すべき課題

経済・金融のグローバル化、金融サービス分野における規制緩和の進展、お客様の金融ニーズの多様化等に伴い、業界・業種等の枠を越えて、国際的な金融機関の競争が激化しております。

当行はこの様な環境の中、

・持株会社を核としたコーポレートガバナンス体制、経営体制等の整備による「最適グループ経営の実現」

・企業戦略の明確化と経営の自立性強化、責任の明確化と権限委譲の推進、経営資源の積極的投入等による「戦略事業の抜本的強化」

の２点を主眼とする「グループ経営改革」を実行し、「充実した金融サービス提供力」と「高度な収益力・財務体力」を併せ持つ複合金融グループの構築に取り組んでまいります。

具体的には以下のグループ経営改革を通じて従来以上に付加価値の高い金融サービスを幅広く提供することによりお客様の期待に応え、同時に、グループ全体の収益力を強化してまいります。

(1) 最適グループ経営の実現

① 持株会社体制への移行

グループ会社ガバナンスを強化しつつグループ戦略の立案・推進力を高めると同時に、複合金融グループとしての更なる発展へ向けて組織の柔軟性・拡張性を向上させるため、平成14年12月２日に当行は株式移転により持株会社「株式会社三井住友フィナンシャルグループ」を設立いたしました。

② グループ経営の高度化

新設した株式会社三井住友フィナンシャルグループを核に、コーポレートガバナンス体制、意思決定プロセス、経営資源配分スキーム、経営管理制度、人事・報酬制度等を整備し、合理性に立脚した統合的なグループ経営を実現してまいります。

(2) 戦略事業の抜本的強化

① 重点強化グループ会社の兄弟会社化

戦略事業を担うグループ会社につきましては、各社のグループ戦略上の位置付け・責任を明確化したうえで権限委譲を推進し、経営の自立性を強化してまいります。特に、高い成長ポテンシャルと十分な事業規模を有し、また、業務面において銀行業とのシナジーも見込まれる、クレジットカード事業を担う三井住友カード株式会社、リース事業を担う三井住友銀リース株式会社、情報システム・シンクタンク事業を担う株式会社日本総合研究所の３社につきましては、株式会社三井住友フィナンシャルグループの100％子会社とし、重点的に強化してまいります。

同時に、ホールセール証券事業、アセットマネジメント事業を担う戦略グループ会社であります大和証券エスエムビーシー株式会社、大和住銀投信投資顧問株式会社につきましては、現在当行が保有している両社の株式を株式会社三井住友フィナンシャルグループへ移管し、持株会社の直接投資会社といたします。

② 更なる戦略事業分野の開拓

持株会社体制への移行等により複合金融グループとしてのプラットフォームが整備されることを受け、新たな戦略事業への取組みを強化してまいります。

このため、株式会社三井住友フィナンシャルグループに新事業開発機能を配置のうえ強化し、現在グループ内で育成中の事業、今後新たに取り組んでいく可能性のある事業の中から戦略的に開拓・強化していくものを明確化したうえで経営資源の再配置を進めてまいります。

当行は、以上の「グループ経営改革」の推進に加え、「業務改革」の徹底した遂行や一段の経営合理化を行うとともに、不良債権の最終処理、保有株式の圧縮等を促進し、財務基盤の強化に向けた一層の努力を重ねてまいる所存であります。

4. 経営上の重要な契約等

(1) 当行は、グループ会社ガバナンスを強化しつつグループ戦略の立案・推進力を高めると同時に、複合金融グループとしての更なる発展へ向けて組織の柔軟性・拡張性を向上させることを目的に、平成14年12月２日に株式移転により、当行の完全親会社である持株会社「株式会社三井住友フィナンシャルグループ」を設立いたしました。なお、同社設立については、平成14年９月26日開催の第１回第一種優先株式、第２回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年９月27日開催の当行の臨時株主総会において承認されました。

設立された完全親会社の概要は、「第５　経理の状況　1.　中間連結財務諸表等　(1) 中間連結財務諸表(重要な後発事象)」に記載しております。

(2) 当行はグループ経営改革の一環として、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。

分割の目的、分割契約書の要旨および承継する営業の内容等は、「第５　経理の状況　1.　中間連結財務諸表等　(1) 中間連結財務諸表(重要な後発事象)」に記載しております。

(3) 当行の完全親会社である株式会社三井住友フィナンシャルグループと当行の子会社である株式会社日本総研ホールディングズは、平成14年12月２日に合併契約書を締結いたしました。

合併の目的等は、「第５　経理の状況　1.　中間連結財務諸表等　(1) 中間連結財務諸表(重要な後発事象)」に記載しております。

5. 研究開発活動

当中間連結会計期間の研究開発活動につきましては、当行では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は385百万円であります。

第３　設　備　の　状　況

1.　主要な設備の状況

当中間連結会計期間において、主要な設備に重要な異動はありません。

2.　設備の新設、除却等の計画

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第４　提出会社の状況

1. 株式等の状況

(1) 株式の総数等

①　株式の総数

種類	会社が発行する株式の総数(株)
普通株式	15,000,000,000
第一種優先株式	170,000,000
第二種優先株式	250,000,000
第三種優先株式	250,000,000
第四種優先株式	300,000,000
第五種優先株式	800,000,000
計	16,770,000,000

(注)　「優先株式の消却または第一種優先株式、第二種優先株式、第三種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。

②　発行済株式

種類	中間会計期間末現在発行数(株)(平成14年９月30日)	提出日現在発行数(株)(平成14年12月20日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	5,709,424,395	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部) 札幌証券取引所 ロンドン証券取引所	議決権あり (注)１、２
第１回第一種優先株式	67,000,000	同左	―	(注)３
第２回第一種優先株式	100,000,000	同左	―	(注)４
第五種優先株式	800,000,000	同左	―	(注)５
計	6,676,424,395	同左		

(注) 1. 提出日現在の発行数には、平成14年12月1日から半期報告書を提出する日までの商法第280条ノ20及び同法第280条ノ21に基づく新株予約権の権利行使又は旧商法第280条ノ19第1項に基づく新株引受権方式のストックオプションの権利行使により発行された株式数は含まれておりません。

2. 当行は、株式移転による完全親会社「株式会社三井住友フィナンシャルグループ」設立に伴い、平成14年11月25日付でロンドン証券取引所の上場を、平成14年11月26日付で東京証券取引所、大阪証券取引所、名古屋証券取引所、札幌証券取引所の上場をそれぞれ廃止いたしました。

3. 第1回第一種優先株式の主な内容は次のとおりであります。

(イ)優先利益配当金

(a) 当行は、利益配当を行うときは、第1回第一種優先株式を有する株主(以下「第1回第一種優先株主」という)または第1回第一種優先株式の登録質権者(第1回第一種優先株主および第1回第一種優先株式の登録質権者を以下「第1回第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第1回第一種優先株式1株につき年10円50銭(ただし、平成11年3月31日を基準日として支払う優先利益配当金は、第1回第一種優先株式1株につき3銭)(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第1回第一種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第1回第一種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先株主に対する中間配当

当行は、中間配当を行うときは、第1回第一種優先株主等に対し、普通株主等に先立ち、第1回第一種優先株式1株につき10円50銭を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第1回第一種優先株主等に対し、普通株主等に先立ち、第1回第一種優先株式1株につき3,000円を支払う。

(b) 第1回第一種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ)優先株式の消却

当行は、いつでも第1回第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)優先株主の議決権

第1回第一種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ)優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第1回第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第1回第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第1回第一種優先株主は、以下に定めるところにより第1回第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成14年5月1日から平成21年2月26日まで。
ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑転換価額

第1回第一種優先株式は、980円の転換価額で普通株式に転換することができる。

㋺転換価額の修正

転換価額は、平成14年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の1の値の平均値(終値のない日数を除く)に修正される。
修正後転換価額は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。ただし、修正後転換価額が980円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第1回第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株あたりの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

(ｉ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合
株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株予約権を行使できる証券を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)とする。
ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１カ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数
第１回第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第1回第一種優先株主が転換請求のために提出した第1回第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㊄転換により発行する株式の内容
当行普通株式

㊅転換請求受付場所
東京都千代田区丸の内１丁目４番４号
住友信託銀行株式会社　証券代行部

㋣転換の効力発生
転換の効力は、転換請求書および第１回第一種優先株式の株券が上記㊅の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

㋑転換請求期間中に転換の請求がなされなかった第１回第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第１回第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が500円を下回るときは、第１回第一種優先株式１株の払込金相当額を500円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当
第１回第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

4. 第２回第一種優先株式の主な内容は次のとおりであります。

(イ)優先利益配当金

(a) 当行は、利益配当を行うときは、第２回第一種優先株式を有する株主(以下「第２回第一種優先株主」という)または第２回第一種優先株式の登録質権者(第２回第一種優先株主および第２回第一種優先株式の登録質権者を以下「第２回第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第２回第一種優先株式１株につき28円50銭(ただし、平成11年３月31日を基準日として支払う優先利益配当金は、第２回第一種優先株式１株につき８銭)(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第２回第一種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第２回第一種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先株主に対する中間配当

当行は、中間配当を行うときは、第２回第一種優先株主等に対し、普通株主等に先立ち、第２回第一種優先株式１株につき28円50銭を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第２回第一種優先株主等に対し、普通株主等に先立ち、第２回第一種優先株式１株につき3,000円を支払う。

(b) 第２回第一種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ)優先株式の消却

当行は、いつでも第２回第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)優先株主の議決権

第２回第一種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ)優先株式の併合または分割、優先株主の新株引受権等

(a) 当行は、法令に定める場合を除き、第２回第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第２回第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第２回第一種優先株主は、以下に定めるところにより第２回第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成17年８月１日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、平成17年８月１日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)とする。当初転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該価額が980円(ただし、下記㋩により調整される)を下回る場合には、980円をもって当初転換価額とする。

㋺転換価額の修正

転換価額は、平成18年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、修正後転換価額が980円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第２回第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額＝調整前転換価額\times\frac{既発行の普通株式数＋\frac{新発行の普通株式数\times 1株あたりの払込金額}{時価}}{既発行の普通株式数＋新発行の普通株式数}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合
株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株予約権を行使できる証券を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)とする。
ただし、平均値の計算は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１カ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数
第２回第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$転換により発行すべき普通株式数＝\frac{第２回第一種優先株主が転換請求のために提出した第２回第一種優先株式の発行価額総額}{転換価額}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㊄転換により発行する株式の内容
当行普通株式

㊅転換請求受付場所
東京都千代田区丸の内１丁目４番４号
住友信託銀行株式会社　証券代行部

㊦転換の効力発生
転換の効力は、転換請求書および第２回第一種優先株式の株券が上記㊅の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換

㋑転換請求期間中に転換の請求がなされなかった第２回第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第２回第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が500円を下回るときは、第２回第一種優先株式１株の払込金相当額を500円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第２回第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

5.　第五種優先株式の主な内容は次のとおりであります。

(イ)優先利益配当金

(a)　当行は、利益配当を行うときは、第五種優先株式を有する株主(以下「第五種優先株主」という)または第五種優先株式の登録質権者(第五種優先株主および第五種優先株式の登録質権者を以下「第五種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第五種優先株式１株につき年13円70銭(以下「優先配当金額」という)の利益配当金を支払う。ただし、当該営業年度において本項(ロ)に定める中間配当金を支払ったときは、優先配当金額から当該中間配当金の額を控除した額を支払う。

(b)　ある営業年度において、第五種優先株主等に対して支払う利益配当金の額が優先配当金額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c)　第五種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先株主に対する中間配当

当行は、中間配当を行うときは、第五種優先株主等に対し、普通株主等に先立ち、第五種優先株式１株につき13円70銭を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a)　当行は、残余財産を分配するときは、第五種優先株主等に対し、普通株主等に先立ち、第五種優先株式１株につき1,000円を支払う。

(b)　第五種優先株主等に対しては、前項のほか、残余財産の分配は行わない。

(ニ)優先株式の消却

当行は、いつでも第五種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)優先株主の議決権

第五種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(ヘ)優先株式の併合または分割、優先株主の新株引受権等

(a)　当行は、法令に定める場合を除き、第五種優先株式について株式の併合または分割は行わない。

(b)　当行は、第五種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第五種優先株主は、以下に定めるところにより第五種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成14年10月１日から平成21年９月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑転換価額

第五種優先株式は、613.0円の転換価額で普通株式に転換することができる。

㋺転換価額の修正

転換価額は、平成15年10月１日以降平成18年10月１日までの毎年10月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、修正後転換価額が修正日前日において258.33円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋩転換価額の調整

ⓐ第五種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株当たりの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。
(ⅱ)株式分割により普通株式を発行する場合
株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。
(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券または新株予約権を行使できる証券を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは証券の発行日の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される証券の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される証券の転換価額または新株予約権の行使価額がその発行日または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される証券の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。
ⓑただし、上記㊁に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が生じた場合には、上記㊁により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。
ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。
ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の1の値の平均値(終値のない日数を除く)とする。
ただし、平均値の計算は、円位未満小数第2位まで算出し、その小数第2位を四捨五入する。
ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。
ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1カ月前の日における当行の発行済普通株式数とする。
ⓖ転換価額調整式で使用する1株当たりの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には当該転換価額または新株予約権の行使価額をそれぞれいうものとする。
㊂下限転換価額の調整
上記㊀により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㊀ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㊀ⓑに定める場合には、調整後下限転換価額は当該修正日以降これを適用するものとする。
㊅転換により発行すべき普通株式数
第五種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第五種優先株主が転換請求のために提出した第五種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当たって1株未満の端数が生じたときは、これを切り捨てる。
㊀転換により発行する株式の内容
当行普通株式
㊦転換請求受付場所
東京都千代田区丸の内1丁目4番4号
住友信託銀行株式会社　証券代行部
㊆転換の効力発生
転換の効力は、転換請求書および第五種優先株式の株券が上記㊦の転換請求受付場所に到着した日に発生する。

③優先株式の一斉転換
平成21年９月30日までに転換請求がなかった第五種優先株式は、平成21年10月１日(以下「一斉転換日」という)をもって、第五種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の1,000分の１の値の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は円位未満小数第２位まで算出し、その小数第２位を四捨五入する。ただし、当該平均値が258円33銭を下回るときは、第五種優先株式１株の払込金相当額を258円33銭で除して得られる数の普通株式となる。上記の普通株式数の算出に当たって１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。
④優先株式の転換と配当
第五種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

(2) 新株予約権等の状況

① 新株予約権

当行は、商法第280条ノ20および同法第280条ノ21の規定に基づく新株予約権を発行しております。その内容は次のとおりであります。

平成14年６月27日開催の定時株主総会における特別決議

	中間会計期間末現在 (平成14年９月30日)	提出日の前月末現在 (平成14年11月30日)
新株予約権の数	1,620個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,620,000株	同左
新株予約権の行使時の払込金額	１株当たり 673円	同左
新株予約権の行使期間	平成16年６月28日から 平成24年６月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 673円 資本組入額 337円	同左
新株予約権の行使の条件	被割当者が権利行使時において役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左

(注) 1. 新株予約権１個当たりの目的たる株式の数は1,000株であります。

2. 払込金額は、新株予約権発行後に当行が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

なお、本新株予約権1,620個にかかる義務は、平成14年12月２日に株式移転により設立された完全親会社株式会社三井住友フィナンシャルグループが承継いたしました。

また、当行は、旧商法第280条ノ19に基づく新株引受権を付与しておりました。その内容は次のとおりであります。

なお、本新株引受権については、株式移転により設立された完全親会社株式会社三井住友フィナンシャルグループは承継しておりません。これら新株引受権は、すべての被付与者より放棄の申し出がありましたので、平成14年12月20日現在該当はありません。

平成10年６月26日開催の定時株主総会における特別決議

	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	296,000株	同左
新株予約権の行使時の払込金額	1,432円	同左
新株予約権の行使期間	平成12年６月27日から 平成20年６月26日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,432円 資本組入額　716円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

平成11年６月29日開催の定時株主総会における特別決議

	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	393,000株	同左
新株予約権の行使時の払込金額	1,628円	同左
新株予約権の行使期間	平成13年６月30日から 平成21年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,628円 資本組入額　814円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

平成11年６月29日開催の株式会社さくら銀行の定時株主総会における特別決議

	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	167,400株	同左
新株予約権の行使時の払込金額	1,124円	同左
新株予約権の行使期間	平成13年６月30日から 平成21年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,124円 資本組入額　562円	同左
新株予約権の行使の条件	（注）	同左
新株予約権の譲渡に関する事項	新株予約権を第三者に譲渡、質入その他の処分をすることができない。	同左

（注）1.　権利を付与された者は、以下の区分に従って、付与された権利の一部または全部を行使することが可能となる。なお、行使可能な株式数が１単元の株式数の整数倍でない場合は、１単元の株式数の整数倍に切り上げた数とする。

①平成13年６月30日から平成14年６月29日までは、権利を付与された株式数の４分の１について権利を行使することができる。

②平成14年６月30日から平成15年６月29日までは、権利を付与された株式数の２分の１について権利を行使することができる。

③平成15年６月30日から平成16年６月29日までは、権利を付与された株式数の４分の３について権利を行使することができる。

④平成16年６月30日から平成21年６月29日までは、権利を付与された株式数のすべてについて権利を行使することができる。

2.　権利を付与された者は、当行の取締役または使用人たる地位を失った後も、これを行使することができる。また、権利を付与された者が死亡した場合は、相続人がこれを行使することができる。

3.　この他、権利行使の条件は、当行と付与対象者との間で締結する権利付与契約による。

平成12年６月29日開催の定時株主総会における特別決議

	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	353,000株	同左
新株予約権の行使時の払込金額	1,361円	同左
新株予約権の行使期間	平成14年６月30日から 平成22年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,361円 資本組入額　681円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

平成12年６月29日開催の株式会社さくら銀行の定時株主総会における特別決議

	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	174,600株	同左
新株予約権の行使時の払込金額	1,287円	同左
新株予約権の行使期間	平成14年６月30日から 平成22年６月29日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,287円 資本組入額　644円	同左
新株予約権の行使の条件	（注）	同左
新株予約権の譲渡に関する事項	新株予約権を第三者に譲渡、質入その他の処分をすることができない。	同左

（注）1.　権利を付与された者は、以下の区分に従って、付与された権利の一部または全部を行使することが可能となる。なお、行使可能な株式数が１単元の株式数の整数倍でない場合は、１単元の株式数の整数倍に切り上げた数とする。

①平成14年６月30日から平成15年６月29日までは、権利を付与された株式数の４分の１について権利を行使することができる。

②平成15年６月30日から平成16年６月29日までは、権利を付与された株式数の２分の１について権利を行使することができる。

③平成16年６月30日から平成17年６月29日までは、権利を付与された株式数の４分の３について権利を行使することができる。

④平成17年６月30日から平成22年６月29日までは、権利を付与された株式数のすべてについて権利を行使することができる。

2.　権利を付与された者は、当行の取締役または使用人たる地位を失った後も、これを行使することができる。また、権利を付与された者が死亡した場合は、相続人がこれを行使することができる。

3.　この他、権利行使の条件は、当行と付与対象者との間で締結する権利付与契約による。

平成13年６月28日開催の定時株主総会における特別決議

	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
新株予約権の数	―	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,149,000株	同左
新株予約権の行使時の払込金額	1,035円	同左
新株予約権の行使期間	平成15年６月29日から 平成23年６月28日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　1,035円 資本組入額　518円	同左
新株予約権の行使の条件	被付与者が取締役または使用人の地位を失った後も５年に限り権利を行使することができる。 被付与者が死亡した場合には相続人が新株予約権を行使することができる。 その他の条件は当行と被付与者との間で締結する契約に定める。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡または質入れすることはできない。	同左

(3) 発行済株式総数、資本金等の状況

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
	千株	千株	千円	千円	千円	千円	
平成14年４月１日～ 平成14年９月30日	―	6,676,424	―	1,326,746,185	―	1,326,758,792	

(4) 大株主の状況

① 普通株式

（平成14年９月30日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
		千株	%
住友生命保険相互会社	東京都中央区築地７丁目18番24号	228,377	4.00
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	226,820	3.97
日本生命保険相互会社	大阪市中央区今橋３丁目５番12号	191,544	3.35
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	183,234	3.20
ＵＦＪ信託銀行株式会社（信託勘定Ａ口）	東京都千代田区丸の内１丁目４番３号	131,519	2.30
太陽生命保険相互会社	東京都中央区日本橋２丁目11番２号	122,109	2.13
松下電器産業株式会社	大阪市門真市大字門真1006番地	103,570	1.81
三井生命保険相互会社	東京都千代田区大手町１丁目２番３号	76,751	1.34
ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	ウールゲートハウス コールマンストリート ロンドン EC2P 2HD,英国（東京都中央区日本橋兜町６番７号）	68,362	1.19
三洋電機株式会社	大阪府守口市京阪本通２丁目５番５号	64,113	1.12
計		1,396,401	24.45

② 第１回第一種優先株式

（平成14年９月30日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
		千株	%
株式会社整理回収機構	東京都中野区本町２丁目46番１号	67,000	100.00
計		67,000	100.00

③ 第２回第一種優先株式

（平成14年９月30日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
		千株	%
株式会社整理回収機構	東京都中野区本町２丁目46番１号	100,000	100.00
計		100,000	100.00

④ 第五種優先株式

（平成14年９月30日現在）

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
		千株	%
株式会社整理回収機構	東京都中野区本町２丁目46番１号	800,000	100.00
計		800,000	100.00

なお、当行は、平成14年12月２日に株式移転により完全親会社「株式会社三井住友フィナンシャルグループ」を設立いたしました。これに伴い、当行の株主は同社１社となっております。

(5) 議決権の状況

① 発行済株式

(平成14年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	第1回第一種優先株式 67,000,000 第2回第一種優先株式 100,000,000 第五種優先株式 800,000,000	—	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 923,000 (相互保有株式) 普通株式 12,305,000	—	—
完全議決権株式(その他)	普通株式 5,661,413,000	5,661,099	—
単元未満株式	普通株式 34,783,395	—	1単元(1,000株)未満の株式
発行済株式総数	6,676,424,395	—	—
総株主の議決権	—	5,661,099	—

(注) 上記の「完全議決権株式(その他)」の欄には、証券保管振替機構名義の株式が300,000株(議決権300個)含まれております。

② 自己株式等

(平成14年9月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友銀行	東京都千代田区有楽町1丁目1番2号	923,000	—	923,000	0.01
株式会社みなと銀行	神戸市中央区三宮町2丁目1番1号	2,760,000	—	2,760,000	0.04
大和証券エスエムビーシー株式会社	東京都中央区八重洲1丁目3番5号	4,344,000	—	4,344,000	0.07
三井住友銀リース株式会社	東京都港区西新橋3丁目9番4号	2,276,000	—	2,276,000	0.03
三井住友カード株式会社	大阪市中央区今橋4丁目5番15号	1,314,000	—	1,314,000	0.02
株式会社関西銀行	大阪市中央区心斎橋筋2丁目7番21号	1,114,000	—	1,114,000	0.01
エスエムビーシー抵当証券株式会社	東京都中央区日本橋本町3丁目4番10号	292,000	—	292,000	0.00
さくらフレンド証券株式会社	東京都中央区日本橋兜町7番12号	205,000	—	205,000	0.00
計	—	13,228,000	—	13,228,000	0.23

(注) 1. なお、自己株式については、上記のほか、株主名簿上は当行名義となっているが実質的に所有していない株式が14,000株(議決権14個)あり、上記①発行済株式の「完全議決権株式(その他)」欄に含まれています。

2. 「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

2. 株 価 の 推 移

(1) 普　通　株　式

	月　別	平成14年4月	5月	6月	7月	8月	9月
当該中間会計期間における月別最高・最低株価	最　高	円 607	707	766	702	650	694
	最　低	円 493	567	555	584	601	502

(注)　最高・最低株価は、東京証券取引所(市場第一部)におけるものであります。

(2) 第1回第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(3) 第2回第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(4) 第五種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

3. 役員の状況

(1) 新任役員

該当ありません。

(2) 退任役員

役名及び職名	氏名	退任年月日
専務取締役(代表取締役)	奥　正之	平成14年12月1日
専務取締役(代表取締役)	門脇英晴	平成14年12月1日
取締役	山内悦嗣	平成14年12月1日
取締役	山川洋一郎	平成14年12月1日
監査役	那須　翔	平成14年12月1日
監査役	伊藤助成	平成14年12月1日

(3) 役員の役職の異動

新役名及び職名	旧役名及び職名	氏名	異動年月日
監査役	常任監査役	紀伊　博	平成14年12月1日
監査役	常任監査役	平野豊三郎	平成14年12月1日

(注)　執行役員の状況
執行役員(取締役を兼務する執行役員を除く)の構成については、変更ありません。

第５　経　理　の　状　況

1.　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　なお、前中間連結会計期間（自平成13年４月１日　至平成13年９月30日）は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき、当中間連結会計期間（自平成14年４月１日　至平成14年９月30日）は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2.　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　なお、前中間会計期間（自平成13年４月１日　至平成13年９月30日）は改正前の中間財務諸表等規則及び銀行法施行規則に基づき、当中間会計期間（自平成14年４月１日　至平成14年９月30日）は改正後の中間財務諸表等規則及び銀行法施行規則に基づき作成しております。

3.　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4.　前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表は、証券取引法第193条の２の規定に基づき、朝日監査法人の監査証明を受けております。

　その中間監査報告書は、中間連結財務諸表及び中間財務諸表のそれぞれの直前に掲げております。

中　間　監　査　報　告　書

平成13年12月17日

株式会社三井住友銀行
頭　　取　西　川　善　文　殿

朝　日　監　査　法　人

代　表　社　員　　公認会計士　岩本繁

代　表　社　員
関　与　社　員　　公認会計士　大東[illegible]

関　与　社　員　　公認会計士　高波博之

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成13年４月１日から平成14年３月31日までの連結会計年度の中間連結会計期間（平成13年４月１日から平成13年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社三井住友銀行及び連結子会社の平成13年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成13年４月１日から平成13年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当中間連結会計期間より中間連結財務諸表作成のための基本となる重要な事項及び追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により中間連結財務諸表を作成している。

以　上

中間監査報告書

平成14年12月19日

株式会社三井住友銀行
頭取 西川善文 殿

朝日監査法人

代表社員 公認会計士 岩本 繁 ㊞

代表社員 関与社員 公認会計士 小東 正 昭 ㊞

関与社員 公認会計士 高波 博之 ㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間（平成14年４月１日から平成14年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社三井住友銀行及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成14年４月１日から平成14年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、

① 会社は、平成14年12月２日に株式移転により、完全親会社である株式会社三井住友フィナンシャルグループを設立した。この結果、会社は同社の完全子会社となった。
② 会社は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約を締結し、平成14年12月17日開催の臨時株主総会において、分割契約書の承認を得た。
③ 会社の完全親会社である株式会社三井住友フィナンシャルグループと会社の子会社である株式会社日本総研ホールディングズは、平成14年12月２日に合併契約を締結した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

1. 中間連結財務諸表等

(1) 中間連結財務諸表

① 中間連結貸借対照表

（資　産　の　部）

（金額単位　百万円）

科目 ＼ 連結会計期間別	前中間連結会計期間（平成13年9月30日現在）		当中間連結会計期間（平成14年9月30日現在）		前連結会計年度連結貸借対照表（平成14年3月31日現在）	
	金額	構成比	金額	構成比	金額	構成比
		%		%		%
現金預け金 ※8	5,736,255	5.34	2,905,651	2.78	5,632,296	5.21
コールローン及び買入手形	425,289	0.39	474,150	0.45	720,154	0.67
買現先勘定	981,216	0.91	82,218	0.08	793,266	0.73
債券貸借取引支払保証金	—	—	2,186,491	2.09	—	—
買入金銭債権	330,214	0.31	307,755	0.30	461,879	0.43
特定取引資産 ※8	3,225,015	3.00	3,442,097	3.30	3,278,105	3.03
金銭の信託	63,622	0.06	44,106	0.04	33,860	0.03
有価証券 ※1,2,8	20,511,560	19.08	22,650,667	21.70	20,694,632	19.16
貸出金 ※3,4,5,6,7,8,9	64,727,609	60.21	62,553,278	59.92	63,645,586	58.93
外国為替 ※7,8	644,896	0.60	922,640	0.88	795,755	0.74
その他資産 ※8	4,362,508	4.06	3,302,344	3.16	6,447,644	5.97
動産不動産 ※8,11,12	1,414,607	1.31	1,172,058	1.12	1,207,589	1.12
リース資産 ※12	939,746	0.87	930,418	0.89	927,120	0.86
繰延税金資産	1,696,347	1.58	1,999,075	1.92	1,882,464	1.74
再評価に係る繰延税金資産 ※11	—	—	726	0.00	726	0.00
連結調整勘定	5,446	0.01	19,031	0.02	18,518	0.02
支払承諾見返	3,601,158	3.35	3,453,755	3.31	3,625,047	3.36
貸倒引当金	△1,163,469	△1.08	△2,049,472	△1.96	△2,159,649	△2.00
資産の部合計	107,502,027	100.00	104,396,997	100.00	108,005,001	100.00

(負債、少数株主持分及び資本の部)

(金額単位　百万円)

科目 ＼ 連結会計期間別	前中間連結会計期間(平成13年９月30日現在) 金額	構成比	当中間連結会計期間(平成14年９月30日現在) 金額	構成比	前連結会計年度連結貸借対照表(平成14年３月31日現在) 金額	構成比
		%		%		%
預金※8	60,533,175	56.31	61,438,332	58.85	64,985,976	60.17
譲渡性預金	11,291,895	10.50	4,846,529	4.64	6,662,097	6.17
コールマネー及び売渡手形※8	8,541,814	7.95	12,739,570	12.20	10,775,484	9.98
売現先勘定※8	1,808,365	1.68	1,946,489	1.86	1,468,504	1.36
債券貸借取引受入担保金※8	—	—	3,842,595	3.68	—	—
コマーシャル・ペーパー	1,274,071	1.19	185,500	0.18	1,167,500	1.08
特定取引負債※8	2,163,173	2.01	2,599,491	2.49	2,331,500	2.16
借用金※8,13	2,938,927	2.73	2,721,278	2.61	2,889,907	2.67
外国為替	251,403	0.23	438,643	0.42	299,610	0.28
社債※14	3,398,674	3.16	3,582,598	3.43	3,505,820	3.24
転換社債	1,106	0.00	—	—	1,106	0.00
債券貸付取引担保金※8	3,906,531	3.63	—	—	3,174,799	2.94
その他負債※8,10	2,943,028	2.74	2,645,968	2.54	2,861,669	2.65
賞与引当金	22,385	0.02	21,216	0.02	21,606	0.02
退職給付引当金	180,457	0.17	148,116	0.14	147,972	0.14
債権売却損失引当金	126,538	0.12	47,190	0.05	86,371	0.08
特別法上の引当金	637	0.00	255	0.00	336	0.00
繰延税金負債	53,352	0.05	34,507	0.03	39,206	0.03
再評価に係る繰延税金負債※11	145,229	0.14	62,693	0.06	64,015	0.06
支払承諾※8	3,601,158	3.35	3,453,755	3.31	3,625,047	3.36
負債の部合計	103,181,928	95.98	100,754,733	96.51	104,108,534	96.39
少数株主持分	967,934	0.90	952,253	0.91	983,847	0.91
資本金	1,326,746	1.24	—	—	1,326,746	1.23
資本準備金※15	1,684,361	1.57	—	—	1,326,758	1.23
再評価差額金※11	230,153	0.21	—	—	121,244	0.11
連結剰余金※15	541,424	0.50	—	—	475,357	0.44
その他有価証券評価差額金	△394,819	△0.37	—	—	△304,837	△0.28
為替換算調整勘定	△18,479	△0.02	—	—	△15,174	△0.01
計	3,369,386	3.13	—	—	2,930,095	2.72
自己株式	△33	△0.00	—	—	△283	△0.00
子会社の所有する親会社株式	△17,189	△0.01	—	—	△17,191	△0.02
資本の部合計	3,352,163	3.12	—	—	2,912,619	2.70
資本金	—	—	1,326,746	1.27	—	—
資本剰余金	—	—	1,683,896	1.61	—	—
利益剰余金	—	—	138,823	0.13	—	—
土地再評価差額金※11	—	—	117,957	0.12	—	—
その他有価証券評価差額金	—	—	△512,407	△0.49	—	—
為替換算調整勘定	—	—	△53,754	△0.05	—	—
自己株式	—	—	△11,250	△0.01	—	—
資本の部合計	—	—	2,690,010	2.58	—	—
負債、少数株主持分及び資本の部合計	107,502,027	100.00	104,396,997	100.00	108,005,001	100.00

② 中間連結損益計算書

（金額単位　百万円）

連結会計期間別 科目	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日) 金額	百分比	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日) 金額	百分比	前連結会計年度要約連結損益計算書 (自 平成13年4月1日 至 平成14年3月31日) 金額	百分比
		%		%		%
経常収益	1,801,802	100.00	1,762,535	100.00	3,779,702	100.00
資金運用収益	1,067,744		954,856		2,176,685	
(うち貸出金利息)	(731,458)		(639,943)		(1,420,950)	
(うち有価証券利息配当金)	(147,883)		(140,090)		(318,508)	
役務取引等収益	189,936		204,619		387,280	
特定取引収益	73,656		110,534		129,450	
その他業務収益	394,199		444,096		845,583	
その他経常収益※1	76,266		48,429		240,702	
経常費用	1,687,351	93.65	1,612,679	91.50	4,360,330	115.36
資金調達費用	393,013		220,912		726,901	
(うち預金利息)	(193,420)		(83,905)		(331,670)	
役務取引等費用	36,388		42,195		67,747	
特定取引費用	—		718		17	
その他業務費用	321,415		333,888		666,651	
営業経費※2	468,382		446,103		935,553	
その他経常費用※3	468,151		568,862		1,963,458	
経常利益 (△は経常損失)	114,450	6.35	149,856	8.50	△580,628	△15.36
特別利益※4	5,866	0.33	2,942	0.17	29,428	0.78
特別損失※5	21,652	1.20	42,448	2.41	53,138	1.41
税金等調整前中間(当期)純利益 (△は税金等調整前当期純損失)	98,665	5.48	110,349	6.26	△604,338	△15.99
法人税、住民税及び事業税	37,746	2.10	26,700	1.51	101,860	2.69
法人税等調整額	3,605	0.20	10,333	0.59	△289,305	△7.65
少数株主利益	23,116	1.28	18,170	1.03	46,993	1.24
中間(当期)純利益 (△は当期純損失)	34,196	1.90	55,145	3.13	△463,887	△12.27

③　中間連結剰余金計算書

（金額単位　百万円）

科目	前中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）金額	当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）金額	前連結会計年度連結剰余金計算書（自 平成13年4月1日 至 平成14年3月31日）金額
連結剰余金期首残高	319,924	—	319,924
連結剰余金増加高	309,864	—	741,468
再評価差額金の取崩に伴う剰余金増加高	—	—	60,132
合併に伴う剰余金増加高	296,313	—	309,177
連結子会社の合併に伴う剰余金増加高	1,786	—	2,778
連結子会社の増加に伴う剰余金増加高	10,936	—	10,936
持分法適用会社の増加に伴う剰余金増加高	828	—	828
資本準備金の取崩に伴う剰余金増加高	—	—	357,614
連結剰余金減少高	122,561	—	122,148
配当金	11,199	—	11,199
連結子会社の合併に伴う剰余金減少高	4,465	—	4,465
連結子会社の増加に伴う剰余金減少高	106,479	—	106,479
持分法適用会社の増加に伴う剰余金減少高	3	—	3
再評価差額金の取崩に伴う剰余金減少高	413	—	—
中間（当期）純利益（△は当期純損失）	34,196	—	△463,887
連結剰余金中間期末（期末）残高	541,424	—	475,357
（資本剰余金の部）			
資本剰余金期首残高	—	1,684,373	—
資本準備金期首残高	—	1,326,758	—
その他資本剰余金期首残高	—	357,614	—
資本剰余金減少高	—	476	—
自己株式処分差損	—	476	—
資本剰余金中間期末残高	—	1,683,896	—
（利益剰余金の部）			
利益剰余金期首残高	—	117,743	—
利益剰余金増加高	—	58,431	—
中間純利益	—	55,145	—
土地再評価差額金の取崩に伴う増加高	—	3,283	—
連結子会社の合併に伴う増加高	—	3	—
利益剰余金減少高	—	37,351	—
配当金	—	37,349	—
連結子会社の減少に伴う減少高	—	2	—
利益剰余金中間期末残高	—	138,823	—

④　中間連結キャッシュ・フロー計算書

（金額単位　百万円）

科目　＼　連結会計期間別	前中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）	前連結会計年度 連結キャッシュ・フロー計算書（自 平成13年4月1日 至 平成14年3月31日）
	金額	金額	金額
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益(△は税金等調整前当期純損失)	98,665	110,349	△604,338
動産不動産等減価償却費	46,712	44,208	96,374
リース資産減価償却費	153,718	149,071	306,044
連結調整勘定償却額	1,827	2,773	4,806
持分法による投資損益(△)	364	△2,807	△2,964
貸倒引当金の増加額	△104,836	△109,670	884,174
債権売却損失引当金の増加額	△18,728	△39,180	△58,895
賞与引当金の増加額	22,385	△402	21,606
退職給付引当金の増加額	△9,984	147	△42,469
資金運用収益	△1,067,744	△954,856	△2,176,685
資金調達費用	393,013	220,912	726,901
有価証券関係損益(△)	△17,951	107,763	△64,057
金銭の信託の運用損益(△)	349	3,703	56
為替差損益(△)	9,313	154,537	△160,717
動産不動産処分損益(△)	8,309	11,034	23,052
リース資産処分損益(△)	885	2,020	995
営業譲渡益	△5,000	—	△5,000
特定取引資産の純増(△)減	△727,177	△216,670	△757,328
特定取引負債の純増減(△)	880,170	321,258	1,030,514
貸出金の純増(△)減	658,132	1,008,160	1,794,503
預金の純増減(△)	△2,512,450	△3,532,384	1,887,932
譲渡性預金の純増減(△)	△355,050	△1,813,399	△4,989,141
借用金(劣後特約付借入金を除く)の純増減(△)	△430,281	△71,036	△456,519
有利息預け金の純増(△)減	1,525,833	2,294,589	2,018,942
コールローン等の純増(△)減	2,113,527	1,071,737	1,904,425
債券借入取引担保金の純増(△)減	△223,111	—	△2,196,808
債券貸借取引支払保証金の純増(△)減	—	834,028	—
コールマネー等の純増減(△)	△4,881,493	2,490,237	△3,020,667
コマーシャル・ペーパーの純増減(△)	△462,749	△982,000	△569,827
債券貸付取引担保金の純増減(△)	△984,252	—	△1,715,984
債券貸借取引受入担保金の純増減(△)	—	667,795	—

（金額単位　百万円）

連結会計期間別 / 科目	前中間連結会計期間（自 平成13年４月１日 至 平成13年９月30日）	当中間連結会計期間（自 平成14年４月１日 至 平成14年９月30日）	前連結会計年度 連結キャッシュ・フロー計算書（自 平成13年４月１日 至 平成14年３月31日）
	金額	金額	金額
外国為替（資産）の純増（△）減	93,962	△129,163	△56,299
外国為替（負債）の純増減（△）	655	139,635	48,749
普通社債の発行・償還による純増減（△）	200,293	182,702	359,901
資金運用による収入	1,154,603	1,049,827	2,342,208
資金調達による支出	△475,110	△243,453	△829,888
その他	△753,281	△171,533	△1,070,901
小計	△5,666,480	2,599,937	△5,327,304
法人税等の支払額	△31,808	△37,447	△54,205
営業活動によるキャッシュ・フロー	△5,698,288	2,562,490	△5,381,510
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△20,323,863	△27,644,498	△39,722,661
有価証券の売却による収入	16,412,440	20,817,747	32,828,672
有価証券の償還による収入	9,595,326	4,256,509	12,828,207
金銭の信託の増加による支出	△1,677	△14,621	△5,011
金銭の信託の減少による収入	8,653	4,026	42,663
動産不動産の取得による支出	△24,814	△30,911	△73,354
動産不動産の売却による収入	4,469	28,219	134,704
リース資産の取得による支出	△182,574	△162,426	△342,964
リース資産の売却による収入	17,289	14,875	37,736
連結範囲の変更を伴う子会社株式の取得による支出	△599	△3,924	△599
連結範囲の変更を伴う子会社株式の売却による収入	—	53	416
営業譲渡による収入	5,000	—	5,000
投資活動によるキャッシュ・フロー	5,509,649	△2,734,949	5,732,808
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	45,000	117,000	128,000
劣後特約付借入金の返済による支出	△146,000	△204,500	△278,000
劣後特約付社債・転換社債の発行による収入	151,000	—	201,198
劣後特約付社債・新株予約権付社債の発行による収入	—	152,687	—
劣後特約付社債・転換社債の償還による支出	△89,045	—	△262,361
劣後特約付社債・新株予約権付社債の償還による支出	—	△226,871	—
配当金支払額	△11,084	△37,313	△11,101

(金額単位　百万円)

連結会計期間別 科目	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日) 金額	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日) 金額	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成13年4月1日 至 平成14年3月31日) 金額
合併交付金支払額	△17,834	―	△17,839
少数株主からの払込みによる収入	―	220	9,000
少数株主への配当金支払額	△22,153	△25,147	△39,064
自己株式の取得による支出	△8,288	△3,588	△8,539
自己株式の売却による収入	8,286	4,968	8,286
子会社の所有する親会社株式の売却による収入	1,607	―	1,607
財務活動によるキャッシュ・フロー	△88,511	△222,546	△268,813
Ⅳ 現金及び現金同等物に係る換算差額	△1,320	△2,325	3,595
Ⅴ 現金及び現金同等物の増加額 (△は現金及び現金同等物の減少額)	△278,471	△397,329	86,079
Ⅵ 現金及び現金同等物の期首残高	868,132	2,128,742	868,132
Ⅶ 合併に伴う現金及び現金同等物の増加額	1,075,527	―	1,075,527
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	2,401	0	2,544
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	96,459	―	96,459
Ⅹ 現金及び現金同等物の中間期末(期末)残高	1,764,049	1,731,413	2,128,742

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
1. 連結の範囲に関する事項	(1) 連結子会社 155社 主要な会社名 株式会社みなと銀行 株式会社関西銀行 Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 エスエムビーシーキャピタル株式会社 エスエムビーシーファイナンス株式会社 さくらフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、株式会社みなと銀行他72社は株式会社さくら銀行との合併により、三生信用保証株式会社他1社は株式の取得等により当中間連結会計期間から連結子会社としております。また、泉センターサービス株式会社他3社は合併に伴う清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・マネイジメント株式会社他106社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社 147社 主要な会社名 株式会社みなと銀行 株式会社関西銀行 Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 エスエムビーシーキャピタル株式会社 エスエムビーシーファイナンス株式会社 さくらフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、フィナンシャル・リンク株式会社、マツダオートリース株式会社は株式取得により、エスエムビーシーパーソネルサポート株式会社他3社は新規設立により当中間連結会計期間から連結子会社としております。また、Sakura Trust International Limited他1社は清算により、エス・ビー・オートサービス株式会社は売却により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・マネイジメント株式会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社 144社 主要な連結子会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 株式会社さくら銀行との合併により、株式会社みなと銀行他72社を連結子会社といたしました。また、三生信用保証株式会社他4社は株式の取得等により、当連結会計年度より連結子会社としております。 さくら証券株式会社他17社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・マネイジメント株式会社他111社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
2. 持分法の適用に関する事項	(1) 持分法適用の非連結子会社 5社 主要な会社名 SBCS Co., Ltd. SBCS Co., Ltd.他4社は、株式会社さくら銀行との合併により持分法適用の子会社としております。	(1) 持分法適用の非連結子会社 5社 主要な会社名 SBCS Co., Ltd.	(1) 持分法適用の非連結子会社 5社 主要な会社名 SBCS Co., Ltd. SBCS Co., Ltd.他4社は、株式会社さくら銀行との合併により、当連結会計年度より持分法適用の子会社としております。

	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	(2) 持分法適用の関連会社 35社 主要な会社名 大和証券エスエムビーシー株式会社 株式会社クオーク なお、ソニー銀行株式会社他1社は株式の取得等により、Bangkok SMBC Leasing Co., Ltd. 他4社は株式会社さくら銀行との合併等により、当中間連結会計期間から持分法適用の関連会社といたしました。 持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services(Jersey) Ltd.(旧会社名Daiwa Securities SB Capital Markets Europe Investment Services(Jersey) Ltd.)は、清算により関連会社でなくなったため持分法適用の関連会社から除外しております。	(2) 持分法適用の関連会社 33社 主要な会社名 大和証券エスエムビーシー株式会社 株式会社クオーク	(2) 持分法適用の関連会社 33社 主要な持分法適用の関連会社名は、「第1 企業の概況 4. 関係会社の状況」に記載しているため省略いたしました。 ソニー銀行株式会社他1社は株式の取得等により、BSL Leasing Company, Ltd.(旧会社名Bangkok SMBC Leasing Co., Ltd.)他4社は株式会社さくら銀行との合併等により、当連結会計年度より持分法適用の関連会社といたしました。 持分法適用の関連会社であったDaiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.(旧会社名Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.)他2社は、清算により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。
	(3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他106社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA)Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA)Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他111社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA)Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び剰余金(持分に見合う額)のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

<table>
<tr><th></th><th>前中間連結会計期間
(自 平成13年4月1日
至 平成13年9月30日)</th><th>当中間連結会計期間
(自 平成14年4月1日
至 平成14年9月30日)</th><th>前連結会計年度
(自 平成13年4月1日
至 平成14年3月31日)</th></tr>
<tr><td>3. 連結子会社の(中間)決算日等に関する事項</td><td>(1) 連結子会社の中間決算日は次のとおりであります。
3月末日 5社
4月末日 1社
6月末日 60社
7月末日 1社
9月末日 88社
(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。
中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。</td><td>(1) 連結子会社の中間決算日は次のとおりであります。
3月末日 5社
4月末日 1社
6月末日 56社
7月末日 1社
9月末日 84社
(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。
中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。</td><td>(1) 連結子会社の決算日は次のとおりであります。
9月末日 5社
10月末日 1社
12月末日 54社
1月末日 1社
3月末日 83社
当連結会計年度より、海外連結子会社1社において、決算日を従来の1月末日から3月末日へ変更しているため、連結財務諸表上、同社の損益は平成13年2月1日から平成14年3月31日までの14カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。
(2) 9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。
連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。</td></tr>
<tr><td>4. 会計処理基準に関する事項</td><td>(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準
金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。</td><td>(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準
同 左</td><td>(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準
金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。</td></tr>
</table>

	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。		また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
	(2) 有価証券の評価基準及び評価方法 (イ) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては、市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 (ロ) 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)(イ)と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 ② 同 左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同 左	(3) デリバティブ取引の評価基準及び評価方法 同 左

	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	(4) 減価償却の方法 (イ) 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建　物　　7年～50年 動　産　　3年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 (ロ) ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	(4) 減価償却の方法 ① 動産不動産及びリース資産 同　左 ② ソフトウェア 同　左	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建　物　　7年～50年 動　産　　3年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 同　左
	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。

	前中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は2,038,535百万円であります。	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,768,046百万円であります。	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,824,274百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同　左	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(7) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務 発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異 発生した連結会計年度の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務 その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。

	前中間連結会計期間 （自 平成13年４月１日 至 平成13年９月30日）	当中間連結会計期間 （自 平成14年４月１日 至 平成14年９月30日）	前連結会計年度 （自 平成13年４月１日 至 平成14年３月31日）
	(8) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。	(8) 債権売却損失引当金の計上基準 同　左	(8) 債権売却損失引当金の計上基準 同　左
	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金618百万円であり、次のとおり計上しております。 (イ) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 (ロ) 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金237百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 同　左 ② 証券取引責任準備金 同　左	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金318百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 同　左 ② 証券取引責任準備金 同　左
	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(10) 外貨建資産・負債の換算基準 同　左	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(11) リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(11) リース取引の処理方法 同　左	(11) リース取引の処理方法 同　左

	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	(12)リース取引等に関する収益及び費用の計上基準 (イ) リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 (ロ) 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(12)リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同 左 ② 割賦販売取引の売上高及び売上原価の計上方法 同 左	(12)リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同 左 ② 割賦販売取引の売上高及び売上原価の計上方法 同 左
	(13)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。	(13)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。	(13)重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	(14) 消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14) 消費税等の会計処理 同　左	(14) 消費税等の会計処理 同　左
	(15) 税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(15) 税効果会計に関する事項 同　左	――――
5. (中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同　左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

表示方法の変更

前中間連結会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)
(中間連結貸借対照表) 前中間連結会計期間において「その他負債」に含めて表示しておりました「債券貸付取引担保金」を、当中間連結会計期間より区分掲記しております。 なお、前中間連結会計期間の「その他負債」に含まれている「債券貸付取引担保金」は2,520,615百万円であります。	(中間連結貸借対照表) 「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、前中間連結会計期間において「その他資産」に含めて表示していた「債券借入取引担保金」は、当中間連結会計期間より「債券貸借取引支払保証金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円減少し、「債券貸借取引支払保証金」は同額増加しております。また、前中間連結会計期間における「債券貸付取引担保金」は、当中間連結会計期間より「債券貸借取引受入担保金」として表示しております。
(中間連結キャッシュ・フロー計算書) 前中間連結会計期間において区分掲記しておりました「動産不動産減価償却費」(当中間連結会計期間28,992百万円)及び「その他」に含まれておりました「その他資産減価償却費」(当中間連結会計期間17,719百万円)を、当中間連結会計期間においては「動産不動産等減価償却費」に含めて開示しております。	(中間連結キャッシュ・フロー計算書) 「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、以下のとおり表示方法を変更しております。 (1) 前中間連結会計期間における「債券借入取引担保金の純増(△)減」、「債券貸付取引担保金の純増減(△)」は、当中間連結会計期間から、それぞれ「債券貸借取引支払保証金の純増(△)減」、「債券貸借取引受入担保金の純増減(△)」として記載しております。 (2) 前中間連結会計期間における「劣後特約付社債・転換社債の発行による収入」、「劣後特約付社債・転換社債の償還による支出」は、当中間連結会計期間から、それぞれ「劣後特約付社債・新株予約権付社債の発行による収入」、「劣後特約付社債・新株予約権付社債の償還による支出」として記載しております。

(追　加　情　報)

前中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
1.　金融商品会計 金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当中間連結会計期間から次のとおり処理しております。 (1) 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ1,283,943百万円減少しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で645,402百万円減少し、「その他有価証券評価差額金」が△394,819百万円計上されております。	1.　外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号。以下「旧報告」という。)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりましたが、当中間連結会計期間からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、当中間連結会計期間は、日本公認会計士協会業種別監査委員会報告第25号に規定する経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間連結貸借対照表上、相殺表示しております。 資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間連結決算日の為替相場による正味の円換算額を中間連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間連結損益計算書に計上するとともに、中間連結決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間連結財務諸表への影響は軽微であります。	1.　金融商品会計 金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会平成11年1月22日))の適用に伴い、当連結会計年度から次のとおり処理しております。 (1) 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ3,098,200百万円減少しております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」、「金銭の信託」及び「買入金銭債権」が合計で499,280百万円減少し、「その他有価証券評価差額金」が△304,837百万円計上されております。 なお、上記の追加情報に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

前中間連結会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
2.　外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年４月10日)に基づき、「新外為経理基準」を適用しておりましたが、当中間連結会計期間から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の中間連結決算日の為替相場による正味の円換算額を中間連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間連結損益計算書に計上するとともに、中間連結決算日の未収収益または未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間連結財務諸表への影響は軽微であります。	2.　自己株式及び法定準備金取崩等会計基準 当中間連結会計期間から、「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準委員会平成14年２月21日)を適用しております。 これにより、中間連結貸借対照表上、「有価証券」は826百万円減少し、「資本の部」は3,709百万円増加し、「少数株主持分」は4,536百万円減少しております。 なお、中間連結損益計算書に与える影響は軽微であります。 また、中間連結財務諸表規則及び銀行法施行規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則及び銀行法施行規則により作成しております。 また、中間連結キャッシュ・フロー計算書において、従来区分掲記しておりました「子会社の所有する親会社株式の売却による収入」(当中間連結会計期間4,968百万円)は当中間連結会計期間より「自己株式の売却による収入」に含めております。	2.　外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」(日本公認会計士協会平成12年４月10日)に基づき、「新外為経理基準」を適用しておりましたが、当連結会計年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による連結財務諸表への影響は軽微であります。

前中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
3.　賞与引当金の表示方法 従業員賞与の未払計上額については、中間連結貸借対照表上、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No.15)により、当中間連結会計期間から「賞与引当金」として表示しております。この変更により、その他負債が22,385百万円減少し、賞与引当金が同額増加しております。 また、この変更に伴い、従来中間連結キャッシュ・フロー計算書上、「その他」に含めて表示しておりました従業員賞与の未払計上額の増減について、当中間連結会計期間から「賞与引当金の増加額」として表示しております。この結果、従来の方法によった場合と比較して、「その他」が22,385百万円減少し、「賞与引当金の増加額」が同額増加しております。		3.　賞与引当金の表示方法 従業員賞与の未払計上額については、連結貸借対照表上、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No.15)により、当連結会計年度から「賞与引当金」として表示しております。この変更により、「その他負債」が21,606百万円減少し、「賞与引当金」が同額増加しております。 また、この変更に伴い、従来連結キャッシュ・フロー計算書上、「その他」に含めて表示しておりました従業員賞与の未払計上額の増減について、当連結会計年度から「賞与引当金の増加額」として表示しております。この結果、従来の方法によった場合と比較して、「その他」が21,606百万円減少し、「賞与引当金の増加額」が同額増加しております。 4.　外形標準課税に係る事業税 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。

前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
		このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前連結会計年度が8,100百万円(株式会社さくら銀行が平成13年3月期に計上した金額との合計で16,833百万円)、当連結会計年度が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前連結会計年度は経常利益が同額減少し、当連結会計年度は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,420百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は92,726百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。

前中間連結会計期間 (自 平成13年４月１日 至 平成13年９月30日)	当中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日)	前連結会計年度 (自 平成13年４月１日 至 平成14年３月31日)
		このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,396百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,597百万円減少しております。 なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年大阪府条例第77号)(以下、「改正府条例」)が施行されたことにより、府条例による課税標準等の特例が平成14年４月１日以後開始する連結会計年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注　記　事　項

（中間連結貸借対照表関係）

前中間連結会計期間 （平成13年９月30日現在）	当中間連結会計期間 （平成14年９月30日現在）	前連結会計年度 （平成14年３月31日現在）
※1.　有価証券には、非連結子会社及び関連会社の株式181,701百万円及び出資金983百万円を含んでおります。	※1.　有価証券には、非連結子会社及び関連会社の株式187,006百万円及び出資金1,691百万円を含んでおります。	※1.　有価証券には、非連結子会社及び関連会社の株式186,268百万円及び出資金1,669百万円を含んでおります。
※2.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に1,665百万円含まれております。 　無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,833,377百万円、当中間連結会計期間末に当該処分をせずに所有しているものは187,102百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。	※2.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。 　無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は2,190,151百万円、当中間連結会計期間末に当該処分をせずに所有しているものは107,709百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。	※2.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に827百万円含まれております。 　無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は3,534,532百万円、当連結会計年度末に当該処分をせずに所有しているものは533,241百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。
※3.　貸出金のうち、破綻先債権額は248,680百万円、延滞債権額は2,294,807百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は249,899百万円、延滞債権額は3,116,433百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3.　貸出金のうち、破綻先債権額は227,484百万円、延滞債権額は3,599,750百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成13年９月30日現在)	当中間連結会計期間 (平成14年９月30日現在)	前連結会計年度 (平成14年３月31日現在)
※4.　貸出金のうち、３カ月以上延滞債権額は124,521百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4.　貸出金のうち、３カ月以上延滞債権額は109,388百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4.　貸出金のうち、３カ月以上延滞債権額は102,762百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5.　貸出金のうち、貸出条件緩和債権額は1,114,939百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※5.　貸出金のうち、貸出条件緩和債権額は2,759,599百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※5.　貸出金のうち、貸出条件緩和債権額は2,554,371百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※6.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,782,947百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,235,319百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6.　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,484,367百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。
※7.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,249,030百万円であります。	※7.　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,020,775百万円であります。	※7.　手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,300,264百万円であります。
※8.　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　57,484百万円 特定取引資産　920,433百万円 有価証券　9,695,256百万円 貸出金　1,728,781百万円 その他資産(延払資産等)　1,499百万円 動産不動産　554百万円 担保資産に対応する債務 預金　4,978百万円 コールマネー及び売渡手形　6,104,400百万円 売現先勘定　1,760,368百万円 特定取引負債　46,349百万円 借用金　139,906百万円 債券貸付取引担保金　3,287,729百万円 その他負債　9,422百万円 支払承諾　49,312百万円	※8.　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　63,895百万円 特定取引資産　562,181百万円 有価証券　13,180,902百万円 貸出金　3,880,182百万円 その他資産(延払資産等)　1,316百万円 動産不動産　541百万円 担保資産に対応する債務 預金　12,187百万円 コールマネー及び売渡手形　11,448,400百万円 売現先勘定　1,931,859百万円 債券貸借取引受入担保金　3,584,093百万円 特定取引負債　87,964百万円 借用金　81,254百万円 その他負債　11,095百万円 支払承諾　41,946百万円	※8.　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　63,325百万円 特定取引資産　621,047百万円 有価証券　9,062,227百万円 貸出金　3,239,033百万円 その他資産(延払資産等)　1,311百万円 動産不動産　547百万円 担保資産に対応する債務 預金　9,621百万円 コールマネー及び売渡手形　8,394,800百万円 売現先勘定　1,118,531百万円 特定取引負債　39,986百万円 借用金　117,463百万円 債券貸付取引担保金　2,517,123百万円 その他負債　10,888百万円 支払承諾　45,571百万円

前中間連結会計期間 (平成13年９月30日現在)	当中間連結会計期間 (平成14年９月30日現在)	前連結会計年度 (平成14年３月31日現在)
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金39,415百万円、特定取引資産2,566百万円、有価証券1,646,046百万円及び貸出金859,447百万円を差し入れております。 なお、動産不動産のうち保証金権利金は120,305百万円、その他資産のうち先物取引差入証拠金は38,638百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金59,335百万円、特定取引資産171百万円、有価証券1,341,402百万円及び貸出金1,702,156百万円を差し入れております。 また、動産不動産のうち保証金権利金は118,734百万円、その他資産のうち先物取引差入証拠金は13,398百万円であります。 なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,722百万円、特定取引資産296百万円、有価証券2,880,100百万円及び貸出金58,095百万円を差し入れております。 なお、動産不動産のうち保証金権利金は125,258百万円、その他資産のうち先物取引差入証拠金は20,984百万円であります。
※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、24,996,885百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、22,656,823百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、30,213,119百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが、27,817,213百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,038,063百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが24,508,364百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

前中間連結会計期間 (平成13年9月30日現在)	当中間連結会計期間 (平成14年9月30日現在)	前連結会計年度 (平成14年3月31日現在)
※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,038,497百万円、繰延ヘッジ利益の総額は1,193,746百万円であります。	※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,145,365百万円、繰延ヘッジ利益の総額は1,283,116百万円であります。	※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,071,749百万円、繰延ヘッジ利益の総額は1,156,384百万円であります。
※11. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年3月31日 一部の連結子会社 平成11年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価額に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	※11. 当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年3月31日及び 平成14年3月31日 一部の連結子会社 平成11年3月31日、 平成14年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	※11. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年3月31日 一部の連結子会社 平成11年3月31日 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

前中間連結会計期間 (平成13年9月30日現在)	当中間連結会計期間 (平成14年9月30日現在)	前連結会計年度 (平成14年3月31日現在)
		同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より91,507百万円下回っております。 また、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、当行はエスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しており、一部の連結子会社は事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」として資産の部に計上し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。 再評価を行った年月日 平成14年3月31日 当該事業用土地の再評価前の帳簿価額 当行 248,659百万円 一部の連結子会社 4,280百万円 当該事業用土地の再評価後の帳簿価額 当行 169,520百万円 一部の連結子会社 2,541百万円 同法律第3条第3項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価により算出。

前中間連結会計期間 (平成13年9月30日現在)	当中間連結会計期間 (平成14年9月30日現在)	前連結会計年度 (平成14年3月31日現在)
※12. 動産不動産の減価償却累計額は675,968百万円、リース資産の減価償却累計額は1,412,010百万円であります。 ※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,048,130百万円が含まれております。 ※14. 社債には、劣後特約付社債1,850,604百万円が含まれております。	※12. 動産不動産の減価償却累計額は661,729百万円、リース資産の減価償却累計額は1,404,704百万円であります。 ※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金911,954百万円が含まれております。 ※14. 社債には、劣後特約付社債1,677,150百万円が含まれております。	※12. 動産不動産の減価償却累計額は661,047百万円、リース資産の減価償却累計額は1,403,481百万円であります。 ※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,001,047百万円が含まれております。 ※14. 社債には、劣後特約付社債1,780,041百万円が含まれております。 ※15. 当行は、商法第289条第2項及び銀行法第18条第2項の規定に基づき、当連結会計年度中に法定準備金を取り崩しております。これに伴い、資本準備金は357,614百万円減少し、連結剰余金が同額増加しております。

(中間連結損益計算書関係)

前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
※1. その他経常収益には、株式等売却益69,854百万円を含んでおります。	※1. その他経常収益には、株式等売却益37,123百万円を含んでおります。	※1. その他経常収益には、株式等売却益191,487百万円を含んでおります。 ※2. 営業経費には、研究開発費1,166百万円を含んでおります。
※3. その他経常費用には、貸倒引当金繰入額116,760百万円、貸出金償却196,816百万円、株式等償却74,442百万円を含んでおります。	※3. その他経常費用には、貸倒引当金繰入額173,591百万円、貸出金償却122,826百万円、株式等償却181,734百万円を含んでおります。	※3. その他経常費用には、貸出金償却391,923百万円、株式等償却148,537百万円を含んでおります。
※4. 特別利益には、営業譲渡益5,000百万円、償却債権取立益705百万円を含んでおります。	※4. 特別利益には、動産不動産処分益1,666百万円、償却債権取立益1,194百万円を含んでおります。	※4. 特別利益には、子会社清算益18,381百万円、営業譲渡益5,000百万円を含んでおります。
※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,743百万円、動産不動産処分損8,456百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,732百万円、店舗の統廃合等に伴う動産不動産処分損12,701百万円及びソフトウェアの除却損11,059百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,493百万円、ソフトウェア等の除却損2,166百万円を含んでおります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）
現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成13年９月30日現在 現金預け金勘定　5,736,255 有利息預け金　△3,972,206 現金及び現金同等物　1,764,049	現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成14年９月30日現在 現金預け金勘定　2,905,651 有利息預け金　△1,174,238 現金及び現金同等物　1,731,413	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成14年３月31日現在 現金預け金勘定　5,632,296 有利息預け金　△3,503,554 現金及び現金同等物　2,128,742

(リース取引関係)

<table>
<tr>
<th>前中間連結会計期間
(自　平成13年4月1日
至　平成13年9月30日)</th>
<th>当中間連結会計期間
(自　平成14年4月1日
至　平成14年9月30日)</th>
<th>前連結会計年度
(自　平成13年4月1日
至　平成14年3月31日)</th>
</tr>
<tr>
<td>1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額
<table>
<tr><th></th><th>動産</th><th>その他</th><th>合計</th></tr>
<tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>取得価額相当額</td><td>20,257</td><td>236</td><td>20,494</td></tr>
<tr><td>減価償却累計額相当額</td><td>9,205</td><td>149</td><td>9,355</td></tr>
<tr><td>中間連結会計期間末残高相当額</td><td>11,052</td><td>86</td><td>11,138</td></tr>
</table>
・未経過リース料中間連結会計期間末残高相当額
<table>
<tr><th>1年内</th><th>1年超</th><th>合計</th></tr>
<tr><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>3,666</td><td>7,693</td><td>11,359</td></tr>
</table>
・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料
2,192百万円
減価償却費相当額
2,013百万円
支払利息相当額
173百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。</td>
<td>1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額
<table>
<tr><th></th><th>動産</th><th>その他</th><th>合計</th></tr>
<tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>取得価額相当額</td><td>16,976</td><td>158</td><td>17,134</td></tr>
<tr><td>減価償却累計額相当額</td><td>7,572</td><td>92</td><td>7,665</td></tr>
<tr><td>中間連結会計期間末残高相当額</td><td>9,404</td><td>65</td><td>9,469</td></tr>
</table>
・未経過リース料中間連結会計期間末残高相当額
<table>
<tr><th>1年内</th><th>1年超</th><th>合計</th></tr>
<tr><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>2,700</td><td>6,987</td><td>9,688</td></tr>
</table>
・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料
1,822百万円
減価償却費相当額
1,686百万円
支払利息相当額
115百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。</td>
<td>1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) 借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額
<table>
<tr><th></th><th>動産</th><th>その他</th><th>合計</th></tr>
<tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>取得価額相当額</td><td>17,475</td><td>237</td><td>17,713</td></tr>
<tr><td>減価償却累計額相当額</td><td>8,663</td><td>157</td><td>8,820</td></tr>
<tr><td>年度末残高相当額</td><td>8,812</td><td>80</td><td>8,893</td></tr>
</table>
・未経過リース料年度末残高相当額
<table>
<tr><th>1年内</th><th>1年超</th><th>合計</th></tr>
<tr><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>3,055</td><td>6,130</td><td>9,185</td></tr>
</table>
・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料
4,210百万円
減価償却費相当額
3,848百万円
支払利息相当額
325百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。</td>
</tr>
</table>

前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

	動産	その他	合計
	百万円	百万円	百万円
取得価額	2,036,600	274,169	2,310,770
減価償却累計額	1,242,771	141,661	1,384,432
中間連結会計期間末残高	793,829	132,508	926,337

・未経過リース料中間連結会計期間末残高相当額

１年内	１年超	合計
百万円	百万円	百万円
291,153	668,210	959,363

・受取リース料、減価償却費及び受取利息相当額

受取リース料　186,474百万円

減価償却費　153,728百万円

受取利息相当額　34,769百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

１年内	１年超	合計
百万円	百万円	百万円
14,206	70,073	84,279

(2) 貸手側

・未経過リース料

１年内	１年超	合計
百万円	百万円	百万円
1,023	4,009	5,033

なお、上記1.、2.に記載した貸手側の未経過リース料のうち120,641百万円を借用金等の担保に提供しております。

当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

	動産	その他	合計
	百万円	百万円	百万円
取得価額	2,005,781	296,992	2,302,774
減価償却累計額	1,233,096	159,925	1,393,022
中間連結会計期間末残高	772,685	137,066	909,751

・未経過リース料中間連結会計期間末残高相当額

１年内	１年超	合計
百万円	百万円	百万円
293,112	666,670	959,783

・受取リース料、減価償却費及び受取利息相当額

受取リース料　183,181百万円

減価償却費　147,396百万円

受取利息相当額　32,846百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

１年内	１年超	合計
百万円	百万円	百万円
20,231	116,642	136,873

(2) 貸手側

・未経過リース料

１年内	１年超	合計
百万円	百万円	百万円
298	686	984

なお、上記1.、2.に記載した貸手側の未経過リース料のうち115,355百万円を借用金等の担保に提供しております。

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

	動産	その他	合計
	百万円	百万円	百万円
取得価額	2,019,480	279,759	2,299,239
減価償却累計額	1,241,098	145,377	1,386,476
年度末残高	778,382	134,381	912,763

・未経過リース料年度末残高相当額

１年内	１年超	合計
百万円	百万円	百万円
286,293	654,334	940,628

・受取リース料、減価償却費及び受取利息相当額

受取リース料　368,795百万円

減価償却費　305,584百万円

受取利息相当額　60,569百万円

・利息相当額の算定方法

リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

１年内	１年超	合計
百万円	百万円	百万円
20,698	126,186	146,885

(2) 貸手側

・未経過リース料

１年内	１年超	合計
百万円	百万円	百万円
366	900	1,266

なお、上記1.、2.に記載した貸手側の未経過リース料のうち117,699百万円を借用金等の担保に提供しております。

（有価証券関係）

※1. 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2. 子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

Ⅰ 当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）

1. 売買目的有価証券

（金額単位 百万円）

	当中間連結会計期間（平成14年9月30日現在）	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	781,093	△619

2. 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成14年9月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	311,667	314,799	3,132	3,132	0
地方債	23,207	23,641	433	433	—
社債	—	—	—	—	—
その他	29,335	30,429	1,094	1,179	85
合計	364,210	368,870	4,660	4,745	85

（注）1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3.　その他有価証券で時価のあるもの

（金額単位　百万円）

	当中間連結会計期間（平成14年９月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	4,710,377	3,763,121	△947,255	106,545	1,053,800
債券	12,839,812	12,905,355	65,542	73,526	7,983
国債	11,503,124	11,548,379	45,255	47,735	2,480
地方債	352,653	363,173	10,520	11,003	482
社債	984,035	993,801	9,766	14,787	5,020
その他	4,053,273	4,099,937	46,664	63,680	17,015
合計	21,603,463	20,768,414	△835,048	243,751	1,078,800

（注）1.　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3.　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下「減損処理」という)しております。当中間連結会計期間におけるこの減損処理額は174,429百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4.　当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

5.　当該中間連結会計期間中に売却したその他有価証券

（金額単位　百万円）

	当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	20,817,747	136,898	59,169

6. 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	当中間連結会計期間（平成14年9月30日現在）
満期保有目的の債券	
非上場外国証券	5,763
その他	14,332
その他有価証券	
非上場外国証券	261,534
非上場債券	756,068
非上場株式(店頭売買株式を除く)	286,939
その他	92,169

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	当中間連結会計期間（平成14年9月30日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	5,005,545	6,446,617	2,219,911	324,226
国債	4,833,201	5,070,304	1,671,857	284,684
地方債	25,100	152,511	200,245	8,524
社債	147,243	1,223,802	347,809	31,017
その他	246,553	2,951,203	651,235	375,709
合計	5,252,098	9,397,821	2,871,146	699,936

Ⅱ　前中間連結会計期間(自　平成13年４月１日　至　平成13年９月30日)

1.　満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	前中間連結会計期間（平成13年９月30日現在）				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	61,564	61,439	△124	39	164
地方債	23,392	23,224	△168	―	168
社債	―	―	―	―	―
その他	30,015	30,593	577	743	165
合計	114,971	115,256	284	783	498

(注) 1.　時価は、前中間連結会計期間末日における市場価格等に基づいております。
2.　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

2.　その他有価証券で時価のあるもの

(金額単位　百万円)

	前中間連結会計期間（平成13年９月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	5,857,733	5,051,445	△806,287	214,158	1,020,446
債券	10,207,072	10,289,102	82,029	91,936	9,906
国債	8,986,108	9,046,201	60,092	64,990	4,897
地方債	287,439	299,190	11,750	12,080	330
社債	933,524	943,710	10,186	14,865	4,678
その他	3,593,998	3,677,273	83,274	102,811	19,537
合計	19,658,804	19,017,821	△640,983	408,906	1,049,890

(注) 1.　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3.　時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	前中間連結会計期間（平成13年9月30日現在）
満期保有目的の債券	
非上場外国証券	20,422
その他	35,226
その他有価証券	
非上場外国証券	378,823
非上場債券	573,781
非上場株式(店頭売買株式を除く)	211,742
その他	110,167

Ⅲ　前連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

1.　売買目的有価証券

(金額単位　百万円)

	前連結会計年度（平成14年３月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	986,563	△15,011

2.　満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	前連結会計年度（平成14年３月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	157,807	158,223	415	493	77
地方債	23,330	23,089	△240	—	240
社債	—	—	—	—	—
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

(注) 1.　時価は、前連結会計年度末日における市場価格等に基づいております。

2.　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3.　その他有価証券で時価のあるもの

（金額単位　百万円）

	前連結会計年度（平成14年３月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,364,801	4,855,495	△509,305	192,620	701,926
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

（注）1.　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3.　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下「減損処理」という）しております。前連結会計年度におけるこの減損処理額は114,804百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4.　当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5.　当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	32,067,887	321,317	95,118

6.　時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度 (平成14年3月31日現在)
満期保有目的の債券	
非上場外国証券	13,080
その他	18,246
その他有価証券	
非上場外国証券	349,227
非上場債券	561,512
非上場株式(店頭売買株式を除く)	179,961
その他	109,478

7.　保有目的を変更した有価証券

該当ありません。

8.　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	前連結会計年度（平成14年3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	2,315,514	7,488,398	1,966,674	273,699
国債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合計	2,784,871	9,533,057	2,120,354	791,456

（金銭の信託関係）

Ⅰ　当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）

1.　運用目的の金銭の信託

（金額単位　百万円）

	当中間連結会計期間（平成14年９月30日現在）	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
運用目的の金銭の信託	18,309	30

2.　満期保有目的の金銭の信託

該当ありません。

3.　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	当中間連結会計期間（平成14年９月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	26,264	25,797	△467	371	838

（注）1.　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）

1.　満期保有目的の金銭の信託

該当ありません。

2.　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	前中間連結会計期間（平成13年９月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	64,173	60,155	△4,017	278	4,296

（注）1.　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅲ　前連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

1.　運用目的の金銭の信託

（金額単位　百万円）

	前連結会計年度（平成14年３月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	3,715	―

2.　満期保有目的の金銭の信託

該当ありません。

3.　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)

（金額単位　百万円）

	前連結会計年度　（平成14年３月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	33,969	30,144	△3,825	135	3,960

（注）1.　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2.　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

Ⅰ　当中間連結会計期間(自　平成14年4月1日　至　平成14年9月30日)

中間連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(金額単位　百万円)

	当中間連結会計期間 (平成14年9月30日現在)
評価差額	△835,429
その他有価証券	△834,962
その他の金銭の信託	△467
(＋) 繰延税金資産	319,645
その他有価証券評価差額金(持分相当額調整前)	△515,784
(△) 少数株主持分相当額	△3,989
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△611
その他有価証券評価差額金	△512,407

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅱ　前中間連結会計期間(自　平成13年4月1日　至　平成13年9月30日)

中間連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(金額単位　百万円)

	前中間連結会計期間 (平成13年9月30日現在)
評価差額	△644,972
その他有価証券	△640,955
その他の金銭の信託	△4,017
(＋) 繰延税金資産	246,909
その他有価証券評価差額金(持分相当額調整前)	△398,063
(△) 少数株主持分相当額	△3,517
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△273
その他有価証券評価差額金	△394,819

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅲ　前連結会計年度(自　平成13年4月1日　至　平成14年3月31日)

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(金額単位　百万円)

	前連結会計年度 (平成14年3月31日現在)
評価差額	△499,280
その他有価証券	△495,455
その他の金銭の信託	△3,825
(＋) 繰延税金資産	191,016
その他有価証券評価差額金(持分相当額調整前)	△308,264
(△) 少数株主持分相当額	△4,225
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△797
その他有価証券評価差額金	△304,837

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

Ⅰ　当中間連結会計期間(自　平成14年4月1日　至　平成14年9月30日)

(1) 金利関連取引

(金額単位　百万円)

区分	種類	当中間連結会計期間(平成14年9月30日現在) 契約額等	時価	評価損益
取引所	金利先物	47,730,166	3,798	3,798
	金利オプション	2,716,792	120	120
店頭	金利先渡契約	23,372,432	△151	△151
	金利スワップ	305,873,922	162,410	162,410
	スワップション	2,531,030	△8,681	△8,681
	キャップ	9,899,508	1,672	1,672
	フロアー	778,929	2,816	2,816
	その他	268,511	△2,831	△2,831
合計			159,152	159,152

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は323百万円(利益)であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成14年９月30日現在） 契約額等	時価	評価損益
店頭	通貨スワップ	15,871,917	△47,872	△47,872
	為替予約	3,337,288	2,436	2,436
	通貨オプション	11,416	294	294
	その他	992,078	5,966	5,966
合計			△39,173	△39,173

（注）1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2.の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は1,467百万円（利益）であります。

2.　先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成14年９月30日現在） 契約額等
取引所	通貨先物	―
	通貨オプション	―
店頭	為替予約	37,056,131
	通貨オプション	4,899,909

(3) 株式関連取引

(金額単位　百万円)

区分	種類	当中間連結会計期間 (平成14年９月30日現在)		
		契約額等	時価	評価損益
取引所	株式指数先物	1,790	△7	△7
	株式指数オプション	—	—	—
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	12,314	585	585
	その他	130,616	△1,754	△1,754
合計			△1,176	△1,176

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	当中間連結会計期間 (平成14年９月30日現在)		
		契約額等	時価	評価損益
取引所	債券先物	264,916	△77	△77
	債券先物オプション	—	—	—
店頭	債券店頭オプション	25,635	△0	△0
合計			△78	△78

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成14年9月30日現在）		
		契約額等	時価	評価損益
店頭	商品スワップ	31,698	471	471
	商品オプション	9,502	33	33
合計			505	505

（注）1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2.　商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	当中間連結会計期間（平成14年9月30日現在）		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	80,159	538	538
	その他	93,644	△13	△13
合計			525	525

（注）　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）

（1） 金利関連取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在） 契約額等	時価	評価損益
取引所	金利先物	15,784,133	12,301	12,301
	金利オプション	2,071,050	△74	△74
店頭	金利先渡契約	10,511,217	△409	△409
	金利スワップ	225,489,844	38,406	38,406
	スワップション	2,354,919	△6,084	△6,084
	キャップ	8,653,370	2,877	2,877
	フロアー	1,115,479	4,701	4,701
	その他	402,087	△3,620	△3,620
合計			48,096	48,096

（注）　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,544百万円（利益）であります。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在） 契約額等	時価	評価損益
店頭	通貨スワップ	25,097,961	△49,795	△49,795
	為替予約	961,549	△13,461	△13,461
	通貨オプション	92,163	207	207
合計			△63,049	△63,049

（注）1.　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2.の取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は708百万円（利益）であります。

2.　先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在） 契約額等
取引所	通貨先物	―
	通貨オプション	―
店頭	為替予約	46,447,828
	通貨オプション	5,587,019

(3) 株式関連取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在）		
		契約額等	時価	評価損益
取引所	株式指数先物	17,038	7	7
	株式指数オプション	—	—	—
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	14,827	503	503
	その他	143,751	△917	△917
合計			△406	△406

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在）		
		契約額等	時価	評価損益
取引所	債券先物	61,742	△36	△36
	債券先物オプション	8,400	24	24
店頭	債券店頭オプション	47,117	43	43
合計			31	31

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在）		
		契約額等	時価	評価損益
店頭	商品オプション	10,338	43	43
合計			43	43

（注）1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前中間連結会計期間（平成13年９月30日現在）		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	97,556	92	92
	その他	230,325	△4,940	△4,940
合計			△4,848	△4,848

（注） 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成13年４月１日　至　平成14年３月31日)

1.　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店に設置された特定取引部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等デリバティブ取引を専門的に行う海外連結子会社においては、当行本体の特定取引部署に準じた目的・方針にて取引を行っております。その他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められています。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しています。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査・検査担当部署が、業務の運営及びリスク管理の状況について監査・検査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行本体全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

(金額単位　億円)

	最大	最小	平均	期末日
トレーディング	24	7	14	9
バンキング	568	304	438	463

(注) トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)

(金額単位　億円)

区分	前連結会計年度 (平成14年3月31日現在)
金利スワップ	31,551
通貨スワップ	9,004
先物外国為替	12,922
金利オプション(買)	551
通貨オプション(買)	1,181
その他の金融派生商品	318
一括清算ネッティング契約による信用リスク削減効果	△28,065
合計	27,463

(注) 1. 上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2. 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位 百万円)

区分	種類	前連結会計年度 (平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	8,943,374	542,286	3,429	3,429
	買建	6,928,597	341,900	△3,190	△3,190
	金利オプション				
	売建	574,331	—	△22	△22
	買建	701,914	—	48	48
店頭	金利先渡契約				
	売建	9,174,207	580,000	13	13
	買建	3,024,390	780,000	△248	△248
	金利スワップ	268,046,524	169,004,153	37,188	37,188
	受取固定・支払変動	128,429,893	79,655,118	2,593,978	2,593,978
	受取変動・支払固定	124,541,252	76,679,066	△2,548,948	△2,548,948
	受取変動・支払変動	14,722,791	12,361,681	△5,459	△5,459
	スワップション				
	売建	1,118,152	523,065	△21,895	△21,895
	買建	952,425	592,115	19,321	19,321
	キャップ				
	売建	5,446,040	4,319,041	△7,950	△7,950
	買建	4,622,975	3,586,333	11,040	11,040
	フロアー				
	売建	400,233	235,877	△9,240	△9,240
	買建	621,113	325,744	12,622	12,622
	その他				
	売建	14,352	13,852	△9,170	△9,170
	買建	188,333	62,889	2,390	2,390
	合計			34,335	34,335

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は490百万円(利益)であります。

2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前連結会計年度　(平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	15,732,720	8,809,028	△46,698	△46,698
	為替予約	1,319,768	336,625	△2,439	△2,439
	通貨オプション				
	売建	11,641	2,362	△877	△877
	買建	10,956	4,209	931	931
	その他				
	売建	293,341	293,341	△3,163	△3,163
	買建	457,727	457,727	6,145	6,145
	合計			△46,102	△46,102

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)3. の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は715百万円(利益)であります。

2. 時価の算定
割引現在価値等により算定しております。

3. 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	前連結会計年度 (平成14年3月31日現在) 契約額等
取引所	通貨先物	
	売建	―
	買建	―
	通貨オプション	
	売建	―
	買建	―
店頭	為替予約	42,123,544
	通貨オプション	
	売建	3,161,699
	買建	3,736,356

(3) 株式関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成14年３月31日現在）			
		契約額等	うち１年超	時価	評価損益
取引所	株式指数先物				
	売建	55	—	0	0
	買建	211	—	0	0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	11,664	—	25	25
	その他				
	売建	98,375	21,566	△4,531	△4,531
	買建	69,016	—	796	796
	合計			△3,709	△3,709

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	前連結会計年度 (平成14年3月31日現在)			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	13,300	—	△78	△78
	買建	13,300	—	90	90
	債券先物オプション				
	売建	—	—	—	—
	買建	5,000	—	11	11
店頭	債券店頭オプション				
	売建	23,064	17,384	△11	△11
	買建	28,155	4,953	0	0
	合計			11	11

(注) 1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	前連結会計年度 (平成14年3月31日現在)			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	1,918	1,796	504	504
	変動価格受取・固定価格支払	1,918	1,796	△361	△361
	商品オプション				
	売建	5,026	4,469	△1,070	△1,070
	買建	5,026	4,469	1,107	1,107
	合計			180	180

(注) 1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2.　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3.　商品はオイルに係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度　（平成14年３月31日現在）			
		契約額等		時価	評価損益
			うち１年超		
店頭	クレジット・デフォルト・オプション				
	売建	51,166	43,807	△774	△774
	買建	49,684	37,903	1,428	1,428
	その他				
	売建	16,354	14,514	△2,584	△2,584
	買建	223,044	80,496	14,895	14,895
	合計			12,965	12,965

（注）1.　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2.　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3.　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

1. 事業の種類別セグメント情報

当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）

（金額単位　百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,305,946	294,373	162,215	1,762,535	—	1,762,535
(2) セグメント間の内部経常収益	8,788	2,774	88,547	100,110	(100,110)	—
計	1,314,735	297,148	250,762	1,862,646	(100,110)	1,762,535
経常費用	1,212,810	284,870	216,456	1,714,138	(101,459)	1,612,679
経常利益	101,924	12,277	34,305	148,507	1,348	149,856

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）

（金額単位　百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,310,269	280,323	211,210	1,801,802	—	1,801,802
(2) セグメント間の内部経常収益	110,892	3,115	123,142	237,149	(237,149)	—
計	1,421,161	283,438	334,352	2,038,952	(237,149)	1,801,802
経常費用	1,290,830	273,254	264,286	1,828,371	(141,019)	1,687,351
経常利益	130,330	10,184	70,066	210,580	(96,129)	114,450

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

前連結会計年度(自　平成13年4月1日　至　平成14年3月31日)

(金額単位　百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	—
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益(△は経常損失)	△574,055	24,589	197,277	△352,189	(228,438)	△580,628

(注) 1.　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　各事業の主な内容

(1) 銀行業……銀行業

(2) リース業……リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

2. 所在地別セグメント情報

当中間連結会計期間(自 平成14年4月1日 至 平成14年9月30日)

(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,525,550	93,262	78,696	65,026	1,762,535	—	1,762,535
(2) セグメント間の内部経常収益	31,186	22,033	14,828	17,164	85,213	(85,213)	—
計	1,556,736	115,296	93,525	82,191	1,847,749	(85,213)	1,762,535
経常費用	1,513,742	67,790	68,621	52,553	1,702,707	(90,028)	1,612,679
経常利益	42,993	47,506	24,903	29,638	145,042	4,814	149,856

(注) 1. 当行の本支店及び連結子会社について、地理的接近度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間(自 平成13年4月1日 至 平成13年9月30日)

(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,391,513	185,708	101,692	122,887	1,801,802	—	1,801,802
(2) セグメント間の内部経常収益	106,595	64,894	68,183	43,734	283,408	(283,408)	—
計	1,498,109	250,602	169,876	166,622	2,085,211	(283,408)	1,801,802
経常費用	1,426,948	164,291	160,091	147,213	1,898,544	(211,192)	1,687,351
経常利益	71,160	86,311	9,784	19,409	186,666	(72,215)	114,450

(注) 1. 当行の本支店及び連結子会社について、地理的接近度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成13年4月1日　至　平成14年3月31日)

(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	—	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(561,096)	—
計	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
経常利益(△は経常損失)	△685,093	212,670	28,714	52,961	△390,746	(189,881)	△580,628

(注) 1.　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 海外経常収益

(金額単位　百万円)

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間(自　平成14年4月1日　至　平成14年9月30日)	236,985	1,762,535	% 13.4
前中間連結会計期間(自　平成13年4月1日　至　平成13年9月30日)	410,289	1,801,802	% 22.8
前連結会計年度(自　平成13年4月1日　至　平成14年3月31日)	845,379	3,779,702	% 22.4

(注) 1.　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2.　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（1株当たり情報）

	前中間連結会計期間（自 平成13年4月1日 至 平成13年9月30日）	当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）	前連結会計年度（自 平成13年4月1日 至 平成14年3月31日）
1株当たり純資産額	359.97円	243.56円	282.85円
1株当たり中間（当期）純利益（△は1株当たり当期純損失）	6.02円	9.67円	△84.12円
潜在株式調整後1株当たり中間（当期）純利益	6.01円	7.01円	―

（注）1. 前中間連結会計期間及び前連結会計年度の1株当たり純資産額は、(中間)期末連結純資産額から「(中間)期末発行済優先株式数×発行価額」を控除した金額を、(中間)期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

2. 前中間連結会計期間及び前連結会計年度の1株当たり中間純利益及び1株当たり当期純損失は、連結中間純利益、連結当期純損失からそれぞれ該当期の優先株式配当金総額を控除した金額を、(中間)期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

3. 当中間連結会計期間から「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。

なお、前中間連結会計期間に係る中間連結財務諸表及び前連結会計年度に係る連結財務諸表において採用していた方法により算定した、当中間連結会計期間の1株当たり情報は次のとおりであります。

	当中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）
1株当たり純資産額	243.69円
1株当たり中間純利益	9.67円
潜在株式調整後1株当たり中間純利益	9.39円

4.　当中間連結会計期間の１株当たり中間純利益及び潜在株式調整後１株当たり中間純利益の算定上の基礎は、次のとおりであります。

	当中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)
１株当たり中間純利益	9.67円
中間純利益	55,145百万円
普通株式に係る中間純利益	55,145百万円
普通株主に帰属しない金額	―
普通株式の期中平均株式数	5,702,239千株
潜在株式調整後１株当たり中間純利益	7.01円
中間純利益調整額	―
普通株式増加数	2,160,726千株
うち優先株式	2,160,709千株
うち新株予約権	17千株
希薄化効果を有しないため、潜在株式調整後１株当たり中間純利益の算定に含めなかった潜在株式の概要	2004年満期米ドル建転換社債(額面総額8,660千$)(※１)
	新株予約権(※２)
	連結子会社及び持分法適用関連会社発行の新株予約権５種類(3,281千株)

※1.　2004年満期米ドル建転換社債は当中間連結会計期間に償還しております。

2.　新株予約権の概要は「第４　提出会社の状況　1.　株式等の状況　(2) 新株予約権等の状況」に記載しております。

5.　なお潜在株式調整後１株当たり当期純利益につきましては、前連結会計年度は当期純損失が計上されているため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)
当行は平成13年11月21日開催の取締役会において、商法第289条第２項および銀行法第18条第２項の定めに基づき、平成14年１月下旬または同２月上旬開催予定の臨時株主総会において決議が得られることを条件に、資本準備金および利益準備金を以下のとおり減少させ、剰余金に振り替える旨決議しました。 (1) 減少予定額 資本準備金　357,615百万円 利益準備金　241,421百万円 (2) 時期 商法第100条第１項に定める期間の満了後、平成14年３月末日までに振り替える。	1.　平成14年９月26日開催の第１回第一種優先株式、第２回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年９月27日開催の当行の臨時株主総会において、株式移転による完全親会社設立が承認され、当行は平成14年12月２日に、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は同社の完全子会社となりました。 設立された完全親会社の概要は次のとおりであります。 (1) 商号 株式会社三井住友フィナンシャルグループ (2) 本店所在地 東京都千代田区有楽町１丁目１番２号 (3) 資本金 1,000,000百万円 (4) 事業の内容 傘下子会社の経営管理およびそれに附帯する業務 (5) 取締役及び監査役の氏名 ＜取締役＞ 岡田明重、西川善文、奥正之、門脇英晴、栗山道義、塚本武正、山内悦嗣、山川洋一郎 ＜監査役＞ 紀伊博、平野豊三郎、那須翔、大西勝也、伊藤助成 2.　当行は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。 分割の目的、分割契約書の要旨および承継する営業の内容等は次のとおりであります。	――――――

<table>
<tr><th>前中間連結会計期間
(自　平成13年４月１日
至　平成13年９月30日)</th><th>当中間連結会計期間
(自　平成14年４月１日
至　平成14年９月30日)</th><th>前連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th></tr>
<tr><td></td><td>(1) 分割の目的
グループ経営改革の一環として、三井住友カード株式会社及び三井住友銀リース株式会社を株式会社三井住友フィナンシャルグループの完全子会社に、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社を株式会社三井住友フィナンシャルグループの直接投資会社にするものであります。
(2) 分割の方法
株式会社三井住友フィナンシャルグループを承継会社とし、当行を分割会社とする分割型吸収分割。
なお、承継会社である株式会社三井住友フィナンシャルグループにとって、本件会社分割は商法第374条ノ23第１項の簡易分割の要件を充足するものであり、商法第374条ノ17第１項の株主総会の承認を得ずに行うものであります。
(3) 株式の割当
承継会社である株式会社三井住友フィナンシャルグループは、当行の完全親会社であるので、当行の株式に対する株式会社三井住友フィナンシャルグループの株式の割当ては行いません。
(4) 分割により増加する資本金等
株式会社三井住友フィナンシャルグループは、本件会社分割に際し、資本金等の増加はありません。
(5) 分割交付金
本件会社分割に際し、分割交付金の支払いは行いません。
(6) 承継する権利義務
株式会社三井住友フィナンシャルグループは、当行の４社に係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。
(7) 債務履行の見込み
本件会社分割後の分割会社(当行)および承継会社(株式会社三井住友フィナンシャルグループ)の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断いたしました。
(8) 分割期日
平成15年２月１日予定(分割登記　平成15年２月３日予定)
(9) 承継する営業の内容
①　管理営業の内容
当行が行っている４社に係る経営管理
②　管理営業の資産、負債の項目および金額
(金額単位 百万円)
<table><tr><th colspan="2">資産</th><th colspan="2">負債</th></tr><tr><td>項目</td><td>帳簿価額</td><td>項目</td><td>帳簿価額</td></tr><tr><td>固定資産</td><td>494,079</td><td>―</td><td>―</td></tr><tr><td>合計</td><td>494,079</td><td>合計</td><td>―</td></tr></table>注．平成14年11月30日現在の状況を記載しております。</td><td>――――――</td></tr>
</table>

前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)
	3. 当行の完全親会社である株式会社三井住友フィナンシャルグループと当行の子会社である株式会社日本総研ホールディングスは、平成14年12月2日に合併契約書を締結いたしました。 合併契約書の要旨等は次のとおりであります。 (1) 合併の目的 株式会社三井住友フィナンシャルグループはグループ経営改革の一環として、株式会社日本総研ホールディングスと合併することにより、同社の完全子会社である株式会社日本総合研究所を完全子会社とするものであります。 (2) 合併の方法 法手続上、株式会社三井住友フィナンシャルグループを存続会社とします。 なお、株式会社三井住友フィナンシャルグループにとって、本合併は商法第413条ノ3第1項の簡易合併の要件を充足するものであり、商法第408条第1項の株主総会による合併契約書の承認を得ずに行うものであります。 (3) 合併比率 株式会社日本総研ホールディングスの普通株式1株に対し、株式会社三井住友フィナンシャルグループの普通株式0.021株を割当交付します。 (4) 合併により発行する新株式 普通株式 86,576.53株 (5) 合併により増加する資本金及び準備金等 株式会社三井住友フィナンシャルグループが合併により、増加する資本金、資本準備金、利益準備金及び任意積立金その他の留保利益の額は、次のとおりであります。 ① 資本金 0円 ② 資本準備金 合併差益の額から次の③及び④の額を控除した額 ③ 利益準備金 合併期日における株式会社日本総研ホールディングスの利益準備金の額 ④ 任意積立金その他の留保利益 合併期日における株式会社日本総研ホールディングスの任意積立金その他の留保利益の額。 (6) 合併交付金 合併に際し、合併交付金の支払いは行いません。 (7) 合併期日 平成15年2月1日予定(合併登記 平成15年2月3日予定)	―――――

<table>
<tr><th>前中間連結会計期間
(自 平成13年４月１日
至 平成13年９月30日)</th><th>当中間連結会計期間
(自 平成14年４月１日
至 平成14年９月30日)</th><th>前連結会計年度
(自 平成13年４月１日
至 平成14年３月31日)</th></tr>
<tr><td></td><td>(8) 承継する資産、負債の項目および金額
株式会社日本総研ホールディングスは、平成14年11月１日現在の貸借対照表、その他同日現在の計算を基礎とし、これに合併期日に至るまでの増減を加除した資産、負債、その他権利義務の一切を、合併期日において株式会社三井住友フィナンシャルグループに引き継ぎます。
なお、平成14年11月１日現在の資産、負債の状況は次のとおりであります。
(金額単位 百万円)
<table><tr><th colspan="2">資産</th><th colspan="2">負債</th></tr><tr><td>項目</td><td>帳簿価額</td><td>項目</td><td>帳簿価額</td></tr><tr><td>流動資産</td><td>14,736</td><td>流動負債</td><td>137</td></tr><tr><td>固定資産</td><td>25,244</td><td></td><td></td></tr><tr><td>合計</td><td>39,981</td><td>合計</td><td>137</td></tr></table></td><td>――――――</td></tr>
</table>

(2) その他

該当ありません。

中　間　監　査　報　告　書

平成13年12月17日

株式会社三井住友銀行
頭　　取　西　川　善　文　殿

朝　日　監　査　法　人

代　表　社　員　　公認会計士　岩本　繁　㊞

代　表　社　員
関　与　社　員　　公認会計士　大東　正則　㊞

関　与　社　員　　公認会計士　髙波　博之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成13年４月１日から平成14年３月31日までの第１期事業年度の中間会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社三井住友銀行の平成13年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

(注)　会社は、当中間会計期間より中間財務諸表作成の基本となる重要な事項及び追加情報の注記に記載のとおり、その他有価証券のうち時価のあるものの評価の方法について金融商品に係る会計基準が適用されることとなるため、同会計基準により中間財務諸表を作成している。

以　上

中　間　監　査　報　告　書

平成14年12月19日

株式会社三井住友銀行
頭　取　西　川　善　文　殿

朝　日　監　査　法　人

代表社員　公認会計士　岩本　繁　㊞

代表社員
関与社員　公認会計士　大東正躬　㊞

関与社員　公認会計士　髙波博之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成14年４月１日から平成15年３月31日までの第２期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社三井住友銀行の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、

① 会社は、平成14年12月２日に株式移転により、完全親会社である株式会社三井住友フィナンシャルグループを設立した。この結果、会社は同社の完全子会社となった。

② 会社は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約を締結し、平成14年12月17日開催の臨時株主総会において、分割契約書の承認を得た。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

2. 中間財務諸表等

(1) 中間財務諸表

① 中間貸借対照表

(資産の部)

(金額単位 百万円)

期別 科目	前中間会計期間 (平成13年9月30日現在) 金額	構成比	当中間会計期間 (平成14年9月30日現在) 金額	構成比	前事業年度 要約貸借対照表 (平成14年3月31日現在) 金額	構成比
		%		%		%
現金預け金 ※8	5,605,096	5.53	2,724,248	2.75	5,458,430	5.35
コールローン	399,742	0.40	234,817	0.24	620,406	0.61
買現先勘定	774,471	0.77	54,023	0.05	432,730	0.42
債券貸借取引支払保証金	—	—	2,186,491	2.21	—	—
買入手形	—	—	139,100	0.14	—	—
買入金銭債権	78,848	0.08	111,146	0.11	146,650	0.14
特定取引資産 ※8	2,689,363	2.65	3,025,923	3.06	2,705,648	2.65
金銭の信託	63,611	0.06	44,104	0.04	33,858	0.03
有価証券 ※1,2,8	19,988,203	19.72	22,377,416	22.63	20,442,996	20.03
貸出金 ※3,4,5,6,7,8,9	61,071,591	60.26	58,902,641	59.56	59,928,368	58.71
外国為替 ※7,8	631,330	0.62	908,194	0.92	779,142	0.76
その他資産 ※8	3,197,681	3.16	2,077,687	2.10	5,344,106	5.23
動産不動産 ※8,11,12,16	820,719	0.81	855,921	0.87	890,981	0.87
繰延税金資産	1,589,941	1.57	1,859,314	1.88	1,741,114	1.71
支払承諾見返	5,440,396	5.37	5,272,481	5.33	5,529,996	5.42
貸倒引当金	△1,008,891	△1.00	△1,872,641	△1.89	△1,971,849	△1.93
資産の部合計	101,342,107	100.00	98,900,873	100.00	102,082,581	100.00

（負債及び資本の部）

（金額単位　百万円）

科目＼期別	前中間会計期間（平成13年9月30日現在） 金額	構成比	当中間会計期間（平成14年9月30日現在） 金額	構成比	前事業年度要約貸借対照表（平成14年3月31日現在） 金額	構成比
		%		%		%
預金	56,611,281	55.86	57,311,051	57.95	61,051,813	59.81
譲渡性預金	11,152,501	11.01	4,856,700	4.91	6,577,539	6.44
コールマネー※8	3,802,733	3.75	2,504,778	2.53	3,883,991	3.80
売現先勘定※8	1,459,293	1.44	1,914,605	1.94	1,100,446	1.08
債券貸借取引受入担保金※8	—	—	3,820,124	3.86	—	—
売渡手形※8	4,694,400	4.63	10,203,400	10.32	6,868,800	6.73
コマーシャル・ペーパー	1,082,000	1.07	500	0.00	1,001,000	0.98
特定取引負債	1,704,180	1.68	2,186,161	2.21	1,797,086	1.76
借用金※8,13	3,555,666	3.51	3,006,739	3.04	3,406,286	3.34
外国為替	246,872	0.24	439,707	0.45	300,162	0.29
社債※14	1,865,205	1.84	2,472,142	2.50	2,133,754	2.09
転換社債	1,106	0.00	—	—	1,106	0.00
その他負債※8,10	5,796,331	5.72	1,684,911	1.70	4,962,176	4.86
賞与引当金	12,790	0.01	11,119	0.01	11,342	0.01
退職給付引当金	152,131	0.15	114,308	0.12	116,854	0.11
債権売却損失引当金	119,143	0.12	41,360	0.04	80,576	0.08
特別法上の引当金※15	18	0.00	18	0.00	18	0.00
再評価に係る繰延税金負債※16	131,412	0.13	61,815	0.06	63,137	0.06
支払承諾※8	5,440,396	5.37	5,272,481	5.33	5,529,996	5.42
負債の部合計	97,827,465	96.53	95,901,925	96.97	98,886,088	96.86
資本金	1,326,746	1.31	—	—	1,326,746	1.30
資本準備金※17	1,684,361	1.66	—	—	1,326,758	1.30
利益準備金※17	241,421	0.24	—	—	—	—
再評価差額金※16	208,857	0.21	—	—	100,346	0.10
その他の剰余金	478,958	0.47	—	—	740,874	0.73
その他の資本剰余金※17	—		—		357,614	
任意積立金	221,560		—		221,560	
中間（当期）未処分利益※17	257,398		—		161,699	
その他有価証券評価差額金	△425,669	△0.42	—	—	△297,950	△0.29
自己株式	△33	△0.00	—	—	△283	△0.00
資本の部合計	3,514,642	3.47	—	—	3,196,492	3.14
資本金	—	—	1,326,746	1.34	—	—
資本剰余金	—	—	1,684,373	1.70	—	—
資本準備金	—		1,326,758		—	
その他資本剰余金	—		357,614		—	
利益剰余金	—	—	392,874	0.40	—	—
任意積立金	—		221,548		—	
中間未処分利益	—		171,326		—	
土地再評価差額金※16	—	—	98,245	0.10	—	—
その他有価証券評価差額金	—	—	△502,705	△0.51	—	—
自己株式	—	—	△586	△0.00	—	—
資本の部合計	—	—	2,998,947	3.03	—	—
負債及び資本の部合計	101,342,107	100.00	98,900,873	100.00	102,082,581	100.00

② 中間損益計算書

（金額単位　百万円）

期別 科目	前中間会計期間 （自 平成13年4月1日 至 平成13年9月30日）		当中間会計期間 （自 平成14年4月1日 至 平成14年9月30日）		前事業年度 要約損益計算書 （自 平成13年4月1日 至 平成14年3月31日）	
	金額	百分比	金額	百分比	金額	百分比
		%		%		%
経常収益	1,337,291	100.00	1,240,900	100.00	2,791,405	100.00
資金運用収益	1,061,396		860,493		2,192,961	
（うち貸出金利息）	（651,463）		（555,851）		（1,256,848）	
（うち有価証券利息配当金）	（224,002）		（127,624）		（504,732）	
役務取引等収益	113,779		130,980		239,645	
特定取引収益	70,906		104,126		121,414	
その他業務収益	56,889		102,559		150,886	
その他経常収益※1	34,320		42,739		86,498	
経常費用	1,210,143	90.49	1,141,205	91.97	3,313,512	118.70
資金調達費用	386,960		224,401		716,677	
（うち預金利息）	（190,777）		（81,023）		（323,249）	
役務取引等費用	40,494		45,196		74,373	
特定取引費用	—		718		125	
その他業務費用	26,379		30,017		60,445	
営業経費※2	348,545		332,302		696,775	
その他経常費用※3	407,763		508,569		1,765,115	
経常利益 （△は経常損失）	127,148	9.51	99,694	8.03	△522,106	△18.70
特別利益※4	167	0.01	1,791	0.14	26,783	0.96
特別損失※5	16,260	1.22	40,527	3.26	41,314	1.48
税引前中間（当期）純利益 （△は税引前当期純損失）	111,055	8.30	60,958	4.91	△536,637	△19.22
法人税、住民税及び事業税	9,762	0.73	6,787	0.54	32,737	1.18
法人税等調整額	21,499	1.60	9,308	0.75	△246,522	△8.83
中間（当期）純利益 （△は当期純損失）	79,794	5.97	44,862	3.62	△322,852	△11.57
前期繰越利益	68,994		124,362		68,994	
合併による未処分利益受入額	109,023		—		114,169	
再評価差額金取崩額	△413		—		59,967	
土地再評価差額金取崩額	—		2,101		—	
利益準備金取崩額	—		—		241,421	
中間（当期）未処分利益	257,398		171,326		161,699	

中間財務諸表作成の基本となる重要な事項

	前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
1. 特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。	同　左	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。
2. 有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券のうち時価のあるものについては市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間期末日前1カ月の市場価格の平均等、それ以外については中間期末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前1カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。
	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2.(1)と同じ方法により行っております。	(2) 同　左	(2) 同　左
3. デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	同　左	同　左
4. 固定資産の減価償却の方法	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建　物　7年～50年 動　産　3年～20年	(1) 動産不動産 同　左	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建　物　7年～50年 動　産　3年～20年

	前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 同　左	(2) ソフトウェア 同　左
5. 引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,580,785百万円であります。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,398,787百万円であります。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定(租税特別措置法第55条の2の海外投資等損失準備金を含む)として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,405,069百万円であります。
	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。	(2) 賞与引当金 同　左	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

	前中間会計期間 （自 平成13年4月1日 至 平成13年9月30日）	当中間会計期間 （自 平成14年4月1日 至 平成14年9月30日）	前事業年度 （自 平成13年4月1日 至 平成14年3月31日）
	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から損益処理 なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。	(3) 退職給付引当金 同　左	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から損益処理 なお、会計基準変更時差異については、5年による按分額を費用処理しております。
	(4) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(4) 債権売却損失引当金 同　左	(4) 債権売却損失引当金 同　左
	(5) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 同　左	(5) 金融先物取引責任準備金 同　左
6. 外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	同　左	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

	前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
7. リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
8. ヘッジ会計の方法	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部の海外拠点におけるヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。	ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。	ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
9. 消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左
10. 税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	同左	――――

表示方法の変更

前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)
――――――	(中間貸借対照表) 「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、前中間会計期間において「その他資産」に含めて表示していた「債券借入取引担保金」並びに「その他負債」に含めて表示していた「債券貸付取引担保金」は、当中間会計期間よりそれぞれ「債券貸借取引支払保証金」並びに「債券貸借取引受入担保金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円、「その他負債」は3,820,124百万円減少し、「債券貸借取引支払保証金」、「債券貸借取引受入担保金」はそれぞれ同額増加しております。

（追　加　情　報）

前中間会計期間（自　平成13年４月１日　至　平成13年９月30日）	当中間会計期間（自　平成14年４月１日　至　平成14年９月30日）	前事業年度（自　平成13年４月１日　至　平成14年３月31日）
1.　金融商品会計 金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年１月22日））の適用に伴い、当中間会計期間から次のとおり処理しております。 (1) 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「その他資産」中の保管有価証券等と、「その他負債」中の借入商品債券または借入有価証券にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ1,283,943百万円減少しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「有価証券」及び「金銭の信託」が合計で693,620百万円減少し、「その他有価証券評価差額金」が△425,669百万円計上されております。 2.　外貨建取引等会計処理基準 従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年４月10日）に基づき、「新外為経理基準」を適用しておりましたが、当中間会計期間から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。	1.　外貨建取引等会計処理基準 従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当中間会計期間からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、当中間会計期間は、日本公認会計士協会業種別監査委員会報告第25号に規定する経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間貸借対照表上、相殺表示しております。 資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益又は未払費用を計上しております。	1.　金融商品会計 金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会平成11年１月22日））の適用に伴い、当期から次のとおり処理しております。 (1) 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「保管有価証券等」と「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、「保管有価証券等」、「借入商品債券」及び「借入有価証券」は、それぞれ3,098,200百万円、164,100百万円及び2,934,100百万円減少しております。 (2) その他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。この結果、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「買入金銭債権」中の貸付債権信託受益権並びに「金銭の信託」が合計で485,418百万円減少し、「その他有価証券評価差額金」が△297,950百万円計上されております。 2.　外貨建取引等会計処理基準 従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年４月10日）に基づき、「新外為経理基準」を適用しておりましたが、当期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号にもとづき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号にもとづき、債権元本相当額および債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益または未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間財務諸表への影響は軽微であります。 3.　賞与引当金の表示方法 従業員賞与の未払計上額については、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No. 15)により、当中間会計期間から「賞与引当金」として表示しております。この変更により、その他負債が12,790百万円減少し、賞与引当金が同額増加しております。	なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間財務諸表への影響は軽微であります。	外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、日本公認会計士協会業種別監査委員会報告第20号に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。 資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による財務諸表への影響は軽微であります。 3.　賞与引当金の表示方法 従業員賞与の未払計上額については、従来、「未払費用」に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」(日本公認会計士協会リサーチ・センター審理情報No. 15)により、当期から「賞与引当金」として表示しております。この変更により、「未払費用」が11,342百万円減少し、「賞与引当金」が同額増加しております。

前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
4. 自己株式の表示方法 自己株式は、従来、「有価証券」に含めて計上しておりましたが、中間財務諸表等規則及び銀行法施行規則が改正されたことに伴い、当中間会計期間から資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は33百万円、資本の部は33百万円それぞれ減少しております。	2. 自己株式及び法定準備金取崩等会計基準 当中間会計期間より、「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準委員会平成14年2月21日)を適用しております。この変更による当中間会計期間の資産及び資本に与える影響はありません。 なお、中間財務諸表等規則及び銀行法施行規則の改正により、当中間会計期間における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則及び銀行法施行規則により作成しております。	4. 自己株式の表示方法 自己株式は、従来、「有価証券」に含めて計上しておりましたが、財務諸表等規則及び銀行法施行規則が改正されたことに伴い、当期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は283百万円、資本の部は283百万円それぞれ減少しております。 5. 外形標準課税に係る事業税 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前期が8,100百万円(株式会社さくら銀行が第11期に計上した金額との合計で16,833百万円)、当期が19,862百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前期は経常利益が同額減少し、当期は経常損失が同額増加しております。また、所得が課税標準である場合に

前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
		比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は21,694百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は96,904百万円減少し、「再評価に係る繰延税金負債」は3,694百万円減少しており、これらにより純資産額は93,209百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年6月9日大阪府条例第131号)(以下、「府条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年4月4日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。 このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は5,478百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は46,631百万円減少し、「再評価に係る繰延税金負債」は1,798百万円減少しており、これらにより純資産額は44,833百万円減少しております。

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
		なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年大阪府条例第77号)(以下、「改正府条例」という)が施行されたことにより、府条例による課税標準等の特例が平成14年４月１日以後開始する事業年度より適用されることとなりました。これにより、当事業年度に係る大阪府に対する事業税については、改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例ならびに改正府条例を合憲・適法なものと認めたということではありません。

注　記　事　項

（中間貸借対照表関係）

前中間会計期間 (平成13年9月30日現在)	当中間会計期間 (平成14年9月30日現在)	前事業年度 (平成14年3月31日現在)
※1.　子会社の株式及び出資総額 1,028,001百万円 ※2.　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に1,665百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,825,380百万円、当中間期末に当該処分をせずに所有しているものは187,102百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。 ※3.　貸出金のうち、破綻先債権額は217,079百万円、延滞債権額は1,945,507百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4.　貸出金のうち、3カ月以上延滞債権額は105,760百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※1.　子会社の株式及び出資総額 1,019,926百万円 ※2.　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,175,522百万円、当中間期末に当該処分をせずに所有しているものは91,410百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。 ※3.　貸出金のうち、破綻先債権額は217,883百万円、延滞債権額は2,766,157百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4.　貸出金のうち、3カ月以上延滞債権額は95,504百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※1.　子会社の株式及び出資総額 1,015,094百万円 ※2.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に827百万円含まれております。 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は3,193,191百万円、当期末に当該処分をせずに所有しているものは507,010百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。 ※3.　貸出金のうち、破綻先債権額は195,653百万円、延滞債権額は3,184,459百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4.　貸出金のうち、3カ月以上延滞債権額は92,324百万円であります。 なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前中間会計期間 (平成13年９月30日現在)	当中間会計期間 (平成14年９月30日現在)	前事業年度 (平成14年３月31日現在)
※5. 貸出金のうち、貸出条件緩和債権額は1,001,475百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※5. 貸出金のうち、貸出条件緩和債権額は2,551,359百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※5. 貸出金のうち、貸出条件緩和債権額は2,344,016百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※6. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,269,821百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,630,903百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。	※6. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,816,452百万円であります。 なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。
※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,159,156百万円であります。	※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は956,292百万円であります。	※7. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は1,216,707百万円であります。
※8. 担保に供している資産は次のとおりであります。 担保に供している資産 （百万円） 現金預け金 49,360 特定取引資産 865,984 有価証券 9,215,772 貸出金 1,728,781 担保資産に対応する債務 （百万円） コールマネー 1,335,000 売現先勘定 1,419,293 売渡手形 4,694,400 借用金 94,362 その他負債中「債券貸付取引担保金」 3,287,729 支払承諾 49,312 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金39,402百万円、特定取引資産2,566百万円、有価証券1,554,952百万円、貸出金859,447百万円を差し入れております。 なお、動産不動産のうち保証金権利金は137,174百万円、その他資産のうち先物取引差入証拠金は37,128百万円であります。	※8. 担保に供している資産は次のとおりであります。 担保に供している資産 （百万円） 現金預け金 41,996 特定取引資産 551,457 有価証券 13,042,923 貸出金 3,880,182 担保資産に対応する債務 （百万円） コールマネー 1,220,000 売現先勘定 1,914,605 債券貸借取引受入担保金 3,561,622 売渡手形 10,203,400 借用金 63,391 支払承諾 41,946 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金57,093百万円、特定取引資産171百万円、有価証券1,253,732百万円及び貸出金1,702,156百万円を差し入れております。 また、動産不動産のうち保証金権利金は95,984百万円、その他資産のうち先物取引差入証拠金は13,116百万円であります。	※8. 担保に供している資産は次のとおりであります。 担保に供している資産 （百万円） 現金預け金 45,623 特定取引資産 621,047 有価証券 8,926,055 貸出金 3,239,033 担保資産に対応する債務 （百万円） コールマネー 1,505,000 売現先勘定 1,100,446 売渡手形 6,868,800 借用金 98,128 債券貸付取引担保金 2,504,332 支払承諾 45,571 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,669百万円、特定取引資産296百万円、有価証券2,764,145百万円及び貸出金58,095百万円を差し入れております。

前中間会計期間 (平成13年9月30日現在)	当中間会計期間 (平成14年9月30日現在)	前事業年度 (平成14年3月31日現在)
	なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。	
※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、21,742,610百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが19,449,048百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,635,143百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが25,274,241百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、23,565,257百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが21,097,495百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※10. ヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,020,256百万円、繰延ヘッジ利益の総額は1,194,149百万円であります。	※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,129,258百万円、繰延ヘッジ利益の総額は1,283,345百万円であります。	※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,057,953百万円、繰延ヘッジ利益の総額は1,150,941百万円であります。
※11. 動産不動産の減価償却累計額 522,852百万円	※11. 動産不動産の減価償却累計額 522,518百万円	※11. 動産不動産の減価償却累計額 522,831百万円
※12. 動産不動産の圧縮記帳額 82,324百万円 (当中間期圧縮記帳額 ―百万円)	※12. 動産不動産の圧縮記帳額 74,203百万円 (当中間期圧縮記帳額 ―百万円)	※12. 動産不動産の圧縮記帳額 76,321百万円 (当期圧縮記帳額 ―百万円)
※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,196,843百万円が含まれております。	※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,684,654百万円が含まれております。	※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金3,050,790百万円が含まれております。
※14. 社債には、劣後特約付社債573,925百万円が含まれております。	※14. 社債には、劣後特約付社債776,962百万円が含まれております。	※14. 社債には、劣後特約付社債625,854百万円が含まれております。

前中間会計期間 (平成13年9月30日現在)	当中間会計期間 (平成14年9月30日現在)	前事業年度 (平成14年3月31日現在)
※15. 特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※15. 特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日及び 平成14年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※15. 特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16. 土地の再評価に関する法律(平成10年3月31日公布法律第34号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年3月31日 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出 同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より90,526百万円下回っております。 また、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、エスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。 再評価を行った年月日 平成14年3月31日 当該事業用土地の再評価前の帳簿価額 248,659百万円 当該事業用土地の再評価後の帳簿価額 169,520百万円 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出 ※17. 商法第289条第2項及び銀行法第18条第2項の規定に基づき、当期中に資本準備金及び利益準備金を取り崩しております。これに伴い、資本準備金は357,614百万円、利益準備金は241,421百万円減少し、その他の剰余金中のその他の資本剰余金は357,614百万円、当期未処分利益は241,421百万円増加しております。

（中間損益計算書関係）

前中間会計期間 （自 平成13年４月１日 至 平成13年９月30日）	当中間会計期間 （自 平成14年４月１日 至 平成14年９月30日）	前事業年度 （自 平成13年４月１日 至 平成14年３月31日）
※1. その他経常収益には、株式等売却益28,221百万円を含んでおります。	※1. その他経常収益には、株式等売却益35,153百万円を含んでおります。	※1. その他経常収益には、株式等売却益54,196百万円、退職給付信託に係る信託設定益7,715百万円を含んでおります。
※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 17,223 その他 14,236	※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 16,974 その他 13,384	※2. 減価償却実施額は下記のとおりであります。 百万円 建物・動産 35,638 その他 29,938
※3. その他経常費用には、貸倒引当金繰入額129,325百万円、貸出金償却138,692百万円及び株式等償却68,908百万円を含んでおります。	※3. その他経常費用には、貸倒引当金繰入額161,398百万円、貸出金償却88,928百万円及び株式等償却175,452百万円を含んでおります。	※3. その他経常費用には、貸倒引当金繰入額1,158,947百万円、貸出金償却283,895百万円及び株式等償却130,585百万円を含んでおります。
		※4. 特別利益には、子会社清算に伴う配当22,164百万円を含んでおります。
※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円、店舗の統廃合等に伴う動産不動産処分損11,182百万円及びソフトウェアの除却損12,041百万円を含んでおります。	※5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円、ソフトウェア等の除却損2,584百万円を含んでおります。

（リース取引関係）

前中間会計期間（自　平成13年４月１日　至　平成13年９月30日）

1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	動　産	その他	合　計
	百万円	百万円	百万円
取得価額相当額	55,768	3,773	59,541
減価償却累計額相当額	25,081	2,556	27,638
中間期末残高相当額	30,686	1,216	31,903

・未経過リース料中間期末残高相当額

	百万円
１年内	9,756
１年超	22,882
合　計	32,638

・当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料　5,857百万円

減価償却費相当額　4,979百万円

支払利息相当額　462百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2.　オペレーティング・リース取引

・未経過リース料

	百万円
１年内	10,668
１年超	55,268
合　計	65,936

当中間会計期間（自　平成14年４月１日　至　平成14年９月30日）

1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	動　産	その他	合　計
	百万円	百万円	百万円
取得価額相当額	51,818	8,003	59,822
減価償却累計額相当額	24,766	2,488	27,254
中間期末残高相当額	27,052	5,514	32,567

・未経過リース料中間期末残高相当額

	百万円
１年内	9,448
１年超	23,997
合　計	33,446

・当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料　6,097百万円

減価償却費相当額　5,652百万円

支払利息相当額　470百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2.　オペレーティング・リース取引

・未経過リース料

	百万円
１年内	16,391
１年超	100,605
合　計	116,997

前事業年度（自　平成13年４月１日　至　平成14年３月31日）

1.　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	動　産	その他	合　計
	百万円	百万円	百万円
取得価額相当額	56,283	9,629	65,913
減価償却累計額相当額	25,518	3,226	28,745
期末残高相当額	30,765	6,403	37,168

・未経過リース料期末残高相当額

	百万円
１年内	10,650
１年超	27,417
合　計	38,068

・当期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料　11,366百万円

減価償却費相当額　10,477百万円

支払利息相当額　945百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2.　オペレーティング・リース取引

・未経過リース料

	百万円
１年内	16,719
１年超	109,107
合　計	125,827

（有 価 証 券 関 係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　当中間会計期間

（金額単位　百万円）

期別 / 種類	当中間会計期間（平成14年９月30日現在）		
	中間貸借対照表計上額	時価	差額
子会社株式	103,819	89,424	△14,395
関連会社株式	8,485	10,111	1,625
合計	112,305	99,535	△12,769

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

Ⅱ　前中間会計期間

（金額単位　百万円）

期別 / 種類	前中間会計期間（平成13年９月30日現在）		
	中間貸借対照表計上額	時価	差額
子会社株式	104,186	106,236	2,050
関連会社株式	8,785	10,297	1,512
合計	112,971	116,534	3,562

（注）　時価は、前中間会計期間末日における市場価格等に基づいております。

Ⅲ　前事業年度

（金額単位　百万円）

期別 / 種類	前事業年度（平成14年３月31日現在）		
	貸借対照表計上額	時価	差額
子会社株式	104,003	101,413	△2,589
関連会社株式	8,485	10,974	2,488
合計	112,488	112,387	△101

（注）　時価は、前事業年度末日における市場価格等に基づいております。

(重要な後発事象)

前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
当行は平成13年11月21日開催の取締役会において、商法第289条第2項および銀行法第18条第2項の定めに基づき、平成14年1月下旬または同2月上旬開催予定の臨時株主総会において決議が得られることを条件に、資本準備金および利益準備金を以下のとおり減少させ、剰余金に振り替える旨決議しました。 (1) 減少予定額 資本準備金 357,615百万円 利益準備金 241,421百万円 (2) 時期 商法第100条第1項に定める期間の満了後、平成14年3月末日までに振り替える。	1. 平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年9月27日開催の当行の臨時株主総会において、株式移転による完全親会社設立が承認され、当行は平成14年12月2日に、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は同社の完全子会社となりました。 設立された完全親会社の概要については、「第5 経理の状況 1. 中間連結財務諸表等 (1) 中間連結財務諸表(重要な後発事象)」に記載しております。 2. 当行は、平成14年12月2日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の4社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。 分割の目的、分割契約書の要旨および承継する営業の内容等については、「第5 経理の状況 1. 中間連結財務諸表等 (1) 中間連結財務諸表(重要な後発事象)」に記載しております。	―――――

(2) その他

該当ありません。

第６　提出会社の参考情報

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　　平成14年６月26日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(2) 有価証券報告書及びその添付書類　(事業年度（第１期）　自　平成13年４月１日　至　平成14年３月31日)　平成14年６月28日　関東財務局長に提出。

(3) 臨時報告書　　平成14年７月31日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第２号の２(新株予約権の発行)に基づく臨時報告書であります。

(4) 臨時報告書の訂正報告書　　平成14年９月２日　関東財務局長に提出。

平成14年７月31日提出上記(3)の臨時報告書に係る訂正報告書であります。

(5) 臨時報告書　　平成14年９月27日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第６号の３(株式移転に係る株主総会の決議)に基づく臨時報告書であります。

(6) 臨時報告書　　平成14年12月２日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号(親会社の異動)、同第４号(主要株主の異動)、同第９号(代表取締役の異動)に基づく臨時報告書であります。

(7) 臨時報告書　　平成14年12月６日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第２号(新株式の発行)に基づく臨時報告書であります。

(8) 訂正発行登録書　　平成14年４月２日　平成14年６月26日　平成14年６月28日　平成14年７月31日　平成14年９月２日　及び平成14年９月27日　関東財務局長に提出。

平成13年４月２日提出の発行登録書(社債の募集)に係る訂正発行登録書であります。

(9) 訂正発行登録書及び添付書類　　平成14年５月28日　関東財務局長に提出。

平成13年４月２日提出の発行登録書(社債の募集)に係る訂正発行登録書であります。

(10) 発行登録追補書類　　平成14年４月11日
平成14年６月７日
及び平成14年７月５日
関東財務局長に提出。

平成13年４月２日提出の発行登録書(社債の募集)に係る発行登録追補書類であります。

(11) 発行登録取下届出書　　平成14年11月27日
関東財務局長に提出。

平成13年４月２日提出の発行登録書(社債の募集)に係る発行登録取下届出書であります。

(12) 訂正発行登録書　　平成14年６月26日
平成14年６月28日
平成14年７月31日
平成14年９月２日
及び平成14年９月27日
関東財務局長に提出。

平成13年４月２日提出の発行登録書(社債の売出し)に係る訂正発行登録書であります。

(13) 発行登録取下届出書　　平成14年11月27日
関東財務局長に提出。

平成13年４月２日提出の発行登録書(社債の売出し)に係る発行登録取下届出書であります。

第二部　提出会社の保証会社等の情報

該当ありません。

File No. 82-4395
Exhibit A5

第2期
営業の中間ご報告

平成14年4月1日から平成14年9月30日まで

SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

三井住友銀行

当行の概要


三井住友銀行

設　　立　明治45年3月1日

資 本 金　1兆3,267億4,618万5,194円

本　　店　東京都千代田区有楽町1丁目1番2号

店 舗 数　国内：本支店 576・出張所 99
　　　　　　　　代理店 4
　　　　　海外：支店 20・出張所 3
　　　　　　　　駐在員事務所 15

従業員数　24,650名

（平成14年9月30日現在）

目　次

ごあいさつ



皆さまには、ますますご清栄のこととお慶び申し上げます。

ここに、当行第2期上半期の営業の概況と中間決算についてご報告申し上げるにあたりまして、一言ご挨拶申し上げます。

当行は、昨年4月の経営統合にあたり、統合効果を最大限かつ迅速に実現していくために「合併」という形態を採りましたが、その後、経営統合は各分野において順調に進んでまいりました。最大の懸案であった基幹システムの統合も本年7月をもって無事完了し、さらに、重複店舗の統合も今年度中に完了する見込みであります。また、重複するグループ会社の統合や人事面の一本化も順調に進んでまいりました。業績面におきましても、大幅な経費削減を実現するなど、当初想定以上の成果が上がっております。リスクとリターンのバランスのとれた収益体制の確立等をはじめとする「業務改革」につきましても、主要ビジネスラインにおいて推進のスピードが上がってきており、合併の第一ステージは順調に終了できたと考えております。

そこで、当行は、「グループ経営改革」を実行することにより、合併の第二ステージへと歩みを進め、グループ収益力の飛躍的な向上と財務体質の強化に取り組んでまいります。「グループ経営改革」では、最適なグループ経営を実現するための経営組織として、12月2日に持株会社「三井住友フィナンシャルグループ」を設立いたしました。今後は、戦略事業を担う有力グループ会社であります、三井住友カード、三井住友銀リース、日本総合研究所

の3社を持株会社の100%子会社としたうえで、これらを抜本的に強化し、各々の業界におけるトッププレイヤーを目指してまいります。

さて、当中間期の経済金融環境を顧みますと、米国経済の先行き不透明感が高まる一方、わが国経済においても内需の低迷が続き、今後は輸出の牽引力の低下や公共投資の一層の減少も見込まれております。株価も、期初は安定的に推移したものの、その後は一貫して下落傾向を辿りました。

こうした状況を受けて、10月には、政府から「改革加速のための総合対応策」が公表されるとともに、「金融再生プログラム」が金融庁から出され、具体的なアクションプログラムの検討が進められております。

当行といたしましては、上記の取り組みを通じた収益力の向上と、金融サービスの提供力強化に努める一方で、不良債権の処理と保有株式残高の圧縮を進めました結果、当中間期の業績は後記の「営業の概況」でご報告申し上げるとおりとなりました。

今後につきましても、わが国経済に対する懸念が払拭されない中、銀行を取り巻く経営環境は厳しい状況が続くと予想されます。しかしながら、このような環境にあっても、当行では、一層の経営合理化を進め、「業務改革」の徹底した遂行と「グループ経営改革」の推進、より付加価値の高い金融サービスの提供を通じて、さらなる収益力の強化を図るとともに、不良債権の最終処理の推進と保有株式の圧縮等を通じた磐石な財務基盤の構築に向けて、一層の努力を重ねてまいる所存であります。

皆さまには、何卒倍旧のご理解、ご支援を賜りますようお願い申し上げます。

平成14年12月

頭　取　西川善文

営業の概況

業績の推移

	平成13年度中間期	平成13年度	平成14年度中間期
(単位：百万円)			
経常収益	1,337,291	2,791,405	1,240,900
業務純益 (除く一般貸倒引当金繰入額)	515,804	1,183,369	576,651
経常利益 (△印は経常損失)	127,148	△522,106	99,694
中間(当期)利益 (△印は当期損失)	79,794	△322,852	44,862
(単位：億円)			
純資産額	35,146	31,964	29,989
総資産	1,013,421	1,020,825	989,008
預金・譲渡性預金	677,637	676,293	621,677
貸出金	610,715	599,283	589,026
有価証券	199,882	204,429	223,774
(単位：%)			
連結自己資本比率 (国際統一基準)	10.79	10.45	10.37

平成14年度中間期の業績

当中間期の業績は以下のとおりとなりました。

預金・譲渡性預金

預金は半期中3兆7,408億円減少し、中間期末残高は57兆3,110億円となりました。また、譲渡性預金は半期中1兆7,208億円減少し、中間期末残高は4兆8,567億円となりました。

貸出金

貸出金は半期中1兆257億円減少し、中間期末残高は58兆9,026億円となりました。このうち個人・中小企業向け貸出金は半期中2兆3,320億円減少し、中間期末残高は36兆4,483億円となりました。

特定取引資産・特定取引負債

特定取引資産は半期中3,203億円増加し、中間期末残高は3兆259億円となりました。一方、特定取引負債は半期中3,891億円増加し、中間期末残高は2兆1,861億円となりました。

有価証券

有価証券は国債をはじめとして半期中1兆9,345億円増加し、中間期末残高は22兆3,774億円となりました。

外国為替取扱高

当半期中の外国為替取扱高は、6,231億9千5百万ドルとなりました。

損益の状況

経常収益は前年同期に比べ963億9千1百万円減少し、1兆2,409億円となりました。また、経常費用は前年同期に比べ689億3千8百万円減少し、1兆1,412億5百万円となりました。これらは、内外の金利低下を反映して、資金運用収益及び資金調達費用がともに減少したことによるものです。当中間期においては、業務改革等を通じて収益力の強化を図るとともに、引続き経営全般の合理化推進により経費削減に努めました。一方で、不良債権処理を進めるとともに、株式市場の低迷に伴い前年を大幅に上回る株式等償却を行いました。この結果、経常利益は996億9千4百万円、中間利益は448億6千2百万円となりました。

配当金

期末配当につきましては、12月2日に株式移転により設立いたしました持株会社「株式会社 三井住友フィナンシャルグループ」より、平成13年度と同等の水準として、普通株式は1株当たり4,000円（株式移転前の普通株式1株当たり4円配当に相当）並びに第一種優先株式、第二種優先株式及び第三種優先株式は、それぞれ1株当たり所定の10,500円（株式移転前の第1回第一種優先株式1株当たり10円50銭配当に相当）、28,500円（同第2回第一種優先株式1株当たり28円50銭配当に相当）及び13,700円（同第五種優先株式1株当たり13円70銭配当に相当）を予想しております。

連結自己資本比率（国際統一基準）

自己資本比率の分子となる自己資本は、前期末比5,274億円減少して6兆5,334億円となりました。一方、分母となるリスクアセットは、前期末比4兆5,668億円減少して62兆9,812億円となりました。この結果、国際統一基準に基づく当行の連結自己資本比率は前期末比0.08％低下して10.37％となりました。

（注） 親会社「株式会社 三井住友フィナンシャルグループ」への中間配当予定額の上限額1,240億円を基本的項目から控除して算出しております。なお、中間配当予定額を控除しなかった場合の連結自己資本比率は10.58％となりました。

●預金・貸出金の残高　　(単位：億円)


12.9
668,016
630,233
13.3
707,297
617,478
13.9
677,637
610,715
14.3
676,293
599,283
14.9
621,677
589,026
預金・
譲渡性預金
貸出金

(注1)　記載金額は単位未満を切り捨てて表示しております。
(注2)　12.9及び13.3は、さくら銀行・住友銀行両行の計数を合算して表示しております。

●個人・中小企業向けご融資残高　　(単位：億円)


12.9
410,398
13.3
404,712
13.9
384,269
14.3
387,803
14.9
364,483

(注1)　記載金額は単位未満を切り捨てて表示しております。
(注2)　12.9及び13.3は、さくら銀行・住友銀行両行の計数を合算して表示しております。

●連結自己資本比率(国際統一基準)・自己資本の推移　　(単位：億円)


12.9
12.30%
11.32%
41,270
41,979
13.3
11.31%
10.94%
38,343
41,499
13.9
10.79%
72,948
14.3
10.45%
70,608
14.9
10.37%
65,334
さくら銀行
住友銀行
さくら銀行
住友銀行

(注)　記載金額は単位未満を切り捨てて表示しております。

トピックス

【グループ経営改革の趣旨】

経済･金融のグローバル化、金融サービス分野における規制緩和の進展、お客さまの金融ニーズの多様化等に伴い、業界、業種等の壁を越えた、国際的な金融機関の競争が激化しております。

このような環境の中、

- 持株会社を核としたコーポレートガバナンス体制、経営体制、経営システム等の整備による「最適グループ経営の実現」、
- 企業戦略の明確化と経営の自立性強化、責任の明確化と権限委譲の推進、インセンティブの強化、経営資源の積極的投入等による「戦略事業の抜本的強化」

の2点を主眼とする「グループ経営改革」を実行し、「充実した金融サービス提供力」と「高度な収益力･財務体力」を併せ持つ複合金融グループの構築に取り組んでまいります。

グループ経営改革を通じて、従来以上に付加価値の高い金融サービスを幅広く提供することにより、お客さまの期待に応え、同時に、グループ全体の収益力を強化し、株主の皆さまの期待に応えてまいります。

（持株会社の基本事項）

商　　号：	株式会社 三井住友フィナンシャルグループ
英文名称：	Sumitomo Mitsui Financial Group, Inc.
資 本 金：	1兆円
事業目的：	傘下子会社の経営管理、並びにそれに付帯する業務
経 営 者：	取締役会長　岡田明重（三井住友銀行取締役会長を兼務） 取締役社長　西川善文（三井住友銀行頭取を兼務）
本　　社：	東京都千代田区有楽町1丁目1番2号（三井住友銀行本店所在地）
設立時期：	平成14年12月2日


グループ経営改革
三井住友フィナンシャルグループ
（持株会社）
三井住友
銀行
三井住友
カード
三井住友銀
リース
日本総合
研究所
大和証券
SMBC
大和住銀
投信投資
顧問
100%子会社
40%
出資
44%
出資

（各社の概要）

三井住友カード株式会社

三井住友カードは世界NO.1のブランド「VISA」の国内におけるパイオニアとして、業界をリードしております。「安心・安全・信頼・便利・親切」をキーワードに、「最も使いやすく、最も役に立つカード」を目指しております。

三井住友カード

三井住友銀リース株式会社

リース業界のリーディングカンパニーとして、企業の大型設備投資ニーズに応えるコーポレートリースから、パソコンをはじめとする情報機器のレンタル業務まで、国内外における様々な設備投資のお役に立っております。

三井住友銀リース

株式会社日本総合研究所

情報システム・コンサルティング・シンクタンクの３つの機能を有する知識エンジニアリング企業として、システムの企画・構築、アウトソーシングサービスを提供するほか、幅広い分野のコンサルティング、調査・研究活動を展開しております。

日本総研
The Japan Research Institute, Limited


銀行じゃない、銀行になります。
カード会社じゃない、カード会社になります。
リース会社じゃない、リース会社になります。
システム会社じゃない、システム会社になります。
なかったサービスを、つくります。
三井住友フィナンシャルグループ、スタート。
SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP
三井住友銀行
三井住友カード
三井住友銀リース
日本総研
www.smfg.co.jp

※ 持株会社「三井住友フィナンシャルグループ」設立に伴い、新聞広告や店頭ポスターを中心とした広告を一斉に展開いたしました。
今回の広告では、業態を超えた連携の存在意義、メリット、企業の意志を、基本的コンセプトに、4社による「複合金融グループ」を四葉のクローバーでシンボリックに表現しています。コピーメッセージは、4社それぞれが、これまでの枠を越え、これまで以上の存在となり、「これまでになかったサービスを提供していく」という意思表明です。

【住宅ローンの取組み強化】

当行では、平成14年8月から住宅ローンに新たな審査基準を導入いたしました。これは、住宅ローン専用の信用リスクモデルを活用して、以下のようにお客さまの様々なニーズにお応えしたものです。

①段階的な金利・保証料体系を設けることで、より幅広いお客さまに住宅ローンをご利用いただけるようになりました。

②住宅取得時の諸費用、リフォーム費用の資金が必要な場合は、一定の条件の下で借入金額が住宅購入金額を上回ってもご利用いただけるようになりました。

また、平成14年10月からはBNPパリバグループのカーディフ生命保険会社と提携して、新型団体信用生命保険付き住宅ローンの取り扱いを開始いたしました。この住宅ローンは、通常よりも引受基準が広範囲の保険をご利用いただくもので、健康上の理由により団体信用生命保険に加入できなかったお客さまでも一定範囲内で加入が可能となり(注1)、幅広いお客さまに住宅ローンをご利用いただけるようになりました。今後もお客さまの多様なニーズに応えるため、また様々な環境の変化に対応するため、商品・サービスの開発、改定に鋭意取り組んでまいります。

(注1)　保険加入には、保険会社所定の診断書をご提出いただいたうえ保険会社の査定が必要です。査定の結果、保険加入をお断りさせていただく場合があります。


マネーライフ

【リスク限定型投資信託の販売】

単位型株式投資信託「マイルド02－09」を店頭販売いたしました（設定・運用：ビー・エヌ・ピー・パリバアセットマネジメント、募集期間：平成14年9月9日から平成14年9月26日まで、信託期間：約2年、設定額：64億円）。

「マイルド02－09」は日経平均株価の上昇による収益を確保しつつ、下落によるリスクを限定するという特色を持ったいわゆるリスク限定型投信で、従来、株式への投資を敬遠されるようなリスク回避指向が強いお客さまのご要望にお応えするものです。

また、後継商品として、単位型株式投資信託「マイルド02－12」を募集中です（募集期間：平成14年11月25日から平成14年12月18日まで、設定予定：平成14年12月19日、信託期間：約2年）。「マイルド02－09」と同様の特色を持ちつつお客さまにとってより分かりやすい商品設計となっております。


要約目論見書
リスクを限定したファンド
マイルド02-09
単位型株式投資信託／バランス型
信託期間約2年
お申込みの際は「目論見書」をご覧ください。
お申込みは
SMBC
三井住友銀行
設定・運用は
BNP PARIBAS
ビー・エヌ・ピー・パリバ アセットマネジメント

【投資型年金の販売開始】

平成14年10月1日から、保険業務の規制緩和により、銀行窓口での個人年金保険の販売が解禁されたのに合わせ、全国の本支店・出張所にて変額個人年金保険（以下、「投資型年金」）の販売を開始いたしました。

当行では従来よりライフプランに関するコンサルティングを通じ、お客さまひとりひとりにあった金融商品・サービスを提供すべく努めておりますが、投資型年金の取り扱い開始により、老後に関する金融ニーズにマッチしたご提案も可能となりました。

今後も、個人年金保険における商品のさらなる充実を図る等、幅広いお客さまの金融ニーズに応えてまいります。



下記はあくまで商品の概要です。ご検討にあたっては、提案書・重要事項説明書・ご契約のしおり・約款等を必ずご覧ください。
幅広いニーズに。
フレキシブルタイプ
多彩な特別勘定、据置期間の自在な変更、多様な年金受取方法等、超長期の運用に必要な柔軟性を確保。幅広いニーズにお応えします。
ビューティフルライフ
Beautiful Life
アリコジャパン
コストを抑えたい方に。
バリュータイプ
保障内容を絞り込むことで、コストを大幅に軽減。効率的に長期にわたる資産形成を行いたいという、30～50歳代の方のニーズにもお応えします。
たのしみAce
住友生命保険相互会社
投資商品が初めての方に。
シンプルタイプ
ライフサイクル型が中心の、わかりやすいファンド構成。コストを抑えた商品設計です。これから投資商品を始めようという方のニーズにお応えします。
ドリームセレクト＋
日本生命保険相互会社
運用リスクを抑えたい方に。
年金保証タイプ
引受保険会社により基本年金額を最低保証。運用リスクを抑えたいというニーズにお応えします。
M-VA
Mitsui Life's Variable Annuity
三井生命保険相互会社
積極的に運用したい方に。
保障充実タイプ
90歳まで据置可能で、保障も充実。定期的な運用成果の払い出しも可能です。ご高齢の方の積極運用ニーズにお応えします。
DIGNITY
三井住友海上シティ生命
mitsui sumitomo citi insurance

【i-Deal（アイディール）稼働】

当行は、インターネットを通じて為替予約の締結をはじめ市場性取引に関する様々なサービスを提供する法人向けのインターネットディーリングシステム、「i-Deal」（アイディール）を開発し、本年11月よりお客さまへのご提供を開始しました。

お客さまは本システムをご利用いただくことにより、ご自身のオフィスのパソコンからインターネットを経由して為替予約を簡単な操作でスピーディーに締結することが可能となります。また、約定いただいた取引明細の照会に加え、為替相場の市況情報、当行アナリストレポートといった各種のマーケット情報を24時間ご覧になることが可能となります。

さらにi-Dealは、取引締結システムとしてのご利用のみならず、お客さまの業務の効率化や管理の高度化といった面においても、利便性向上のお役に立つことができる様々な付随機能を充実させたシステムとなっております。

また、本システムを行内のイントラネット上に展開することにより、行内の市場取引関連業務についても大幅な合理化を図ることができました。


お客さま向け i-Deal
お取引のご注文、明細照会
インターネット
レート・明細回答、情報提供
お客さま
市場部門
(電話、ご来店)
お取引のご注文、明細照会
レート・明細回答
営業拠点
事務集中拠点
レート・明細要求
イントラネット
レート・明細回答
行内向け i-Deal


i-Deal (インターネット・ディーリング・システム)
SMBC
SUMITOMO MITSUI BANKING CORPORATION
現在日時 2002/05/07 11:05
前回ご利用日時 2002/05/06 20:09
お知らせ
市況全般、またはシステムの運用等に関わる緊急性の高いニュース、メッセージをお知らせします。
i-Deal レポート
2002/04/26 政策論議の中でドル円相場をどう見るか
2002/04/24 欧州 Market Weekly (4/24分)
2002/04/24 US Market Weekly (4/23分)
2002/04/19 日銀方針・首相講演を受けて
2002/04/18 原油価格を巡る諸事情
2002/03/29 『米国のイラク攻撃』は相場を動かすのか
2002/03/28 ドイツにおける洪水の影響
2002/03/27 米国株の上昇は続くのか？
2002/03/26 Forex Weekly (3/25分)
i-Deal 操作にあたってのご留意点
お問合せ
i-Dealに関するお問合せは、下記のフリーダイヤルまでお問合せください。
三井住友銀行のEBサービスセンター
フリーダイヤル: 0120-2-86202
外国為替取引約定
相場情報
マーケット情報
i-Dealレポート
レートアラーム
公表相場情報
照会・設定等
取引明細照会
設定
Q&A
利用規定
終了

i-Deal画面


三井住友銀行
SUMITOMO MITSUI BANKING CORPORATION
マーケット情報
ヘルプ
サイトマップ
お問い合わせ先
ご利用上の注意
対円スポットレート
現在値
時刻
更新日付
米ドル
ユーロ
英ポンド
豪ドル
カナダドル
スイスフラン
香港ドル
対米ドルスポットレート
チャート
米ドル／日本円
チャート種類: ライン
チャート期間: 日足 12ヶ月
日経平均株価
TOPIX
ナスダック総合
NYダウ
日本国債10年
米国債10年
ドイツ国債10年
英国債10年

マーケット情報画面

第2期中（平成14年9月30日現在）中間貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	2,724,248	預金	57,311,051
コールローン	234,817	譲渡性預金	4,856,700
買現先勘定	54,023	コールマネー	2,504,778
債券貸借取引支払保証金	2,186,491	売現先勘定	1,914,605
買入手形	139,100	債券貸借取引受入担保金	3,820,124
買入金銭債権	111,146	売渡手形	10,203,400
特定取引資産	3,025,923	コマーシャル・ペーパー	500
金銭の信託	44,104	特定取引負債	2,186,161
有価証券	22,377,416	借用金	3,006,739
貸出金	58,902,641	外国為替	439,707
外国為替	908,194	社債	2,472,142
その他資産	2,077,687	その他負債	1,684,911
動産不動産	855,921	賞与引当金	11,119
繰延税金資産	1,859,314	退職給付引当金	114,308
支払承諾見返	5,272,481	債権売却損失引当金	41,360
貸倒引当金	△1,872,641	特別法上の引当金	18
		再評価に係る繰延税金負債	61,815
		支払承諾	5,272,481
		負債の部合計	95,901,925
		（資本の部）	
		資本金	1,326,746
		資本剰余金	1,684,373
		資本準備金	1,326,758
		その他資本剰余金	357,614
		資本準備金減少差益	357,614
		利益剰余金	392,874
		任意積立金	221,548
		中間未処分利益	171,326
		中間利益	44,862
		土地再評価差額金	98,245
		株式等評価差額金	△502,705
		自己株式	△586
		資本の部合計	2,998,947
資産の部合計	98,900,873	負債及び資本の部合計	98,900,873

（注）1.　記載金額は百万円未満を切り捨てて表示しております。

2.　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。

3.　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間期末日前1カ月の市場価格の平均等、それ以外については中間期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

4.　金銭の信託において信託財産を構成している有価証券の評価は、上記2.及び3.と同じ方法により行っております。

5.　デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

6.　動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

　　建　物　7年～50年
　　動　産　3年～20年

7.　自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

8.　社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

9.　外貨建資産・負債及び海外支店勘定は、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として中間決算日の為替相場による円換算額を付しております。

外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当中間期からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間貸借対照表上、相殺表示しております。

資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

10.　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。

また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,398,787百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。

12. 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理
数理計算上の差異	各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。

13. 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法第287条ノ2に規定する引当金であります。

14. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15. ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

16. 消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。

18. 動産不動産の減価償却累計額　522,518百万円

19. 動産不動産の圧縮記帳額　74,203百万円

20. 貸出金のうち、破綻先債権額は217,883百万円、延滞債権額は2,766,157百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」

という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3カ月以上延滞債権額は95,504百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は2,551,359百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,630,903百万円であります。

なお、20.から23.に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は956,292百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	41,996百万円
特定取引資産	551,457百万円
有価証券	13,042,923百万円
貸出金	3,880,182百万円
担保資産に対応する債務	
コールマネー	1,220,000百万円
売現先勘定	1,914,605百万円
債券貸借取引受入担保金	3,561,622百万円
売渡手形	10,203,400百万円
借用金	63,391百万円
支払承諾	41,946百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金57,093百万円、特定取引資産171百万円、有価証券1,253,732百万円及び貸出金1,702,156百万円を差し入れております。

また、動産不動産のうち保証金権利金は95,984百万円、その他資産のうち先物取引差入証拠金は13,116百万円であります。

なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。

26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,129,258百万円、繰延ヘッジ利益の総額は1,283,345百万円であります。

27. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日	平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法	土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

28.　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,684,654百万円が含まれております。
29.　社債には、劣後特約付社債776,962百万円が含まれております。
30.　有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権が含まれております。以下33.まで同様であります。

売買目的有価証券

中間貸借対照表計上額	701,117百万円
当中間期の損益に含まれた評価差額	△169

満期保有目的の債券で時価のあるもの

	中間貸借対照表計上額	時価	差額	うち益	うち損
国債	261,186百万円	263,694百万円	2,507百万円	2,507百万円	ー百万円
その他	26,435	27,499	1,063	1,147	83
合計	287,622	291,193	3,571	3,655	83

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	中間貸借対照表計上額	時価	差額
子会社・子法人等株式	103,819百万円	89,424百万円	△14,395百万円
関連法人等株式	8,485	10,111	1,625
合計	112,305	99,535	△12,769

その他有価証券で時価のあるもの

	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
株式	4,595,733百万円	3,662,585百万円	△933,147百万円	97,487百万円	1,030,634百万円
債券	11,970,770	12,033,119	62,349	68,587	6,238
国債	10,964,655	11,007,793	43,138	45,444	2,305
地方債	306,087	316,248	10,160	10,618	458
社債	700,027	709,077	9,050	12,524	3,474
その他	3,863,872	3,916,071	52,198	62,395	10,196
目的区分変更	―	―	61	61	―
合計	20,430,375	19,611,776	△818,538	228,531	1,047,069

上記の評価差額に繰延税金資産316,119百万円を加えた額△502,418百万円が、「株式等評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間期の損失として処理（以下、「減損処理」という。）しております。当中間期におけるこの減損処理額は169,360百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。
31.　当中間期中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
20,177,893百万円	131,302百万円	57,089百万円

32.　時価のない有価証券のうち、主なものの内容と中間貸借対照表計上額は、次のとおりであります。

内　容	中間貸借対照表計上額
満期保有目的の債券	
非上場外国証券	538百万円
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	897,061
関連法人等株式	177,952
その他	19,126
その他有価証券	
非上場債券	750,384
非上場外国証券	258,336
非上場株式（店頭売買株式を除く）	248,602
その他	86,694

33.　その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	4,825,753百万円	5,899,262百万円	2,090,316百万円	229,357百万円
国債	4,707,413	4,769,319	1,601,283	190,963
地方債	19,949	125,702	162,138	8,457
社債	98,390	1,004,240	326,894	29,936
その他	175,533	2,842,152	632,787	362,726
合計	5,001,287	8,741,414	2,723,104	592,083

34.　金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託	
中間貸借対照表計上額	18,309百万円
当中間期の損益に含まれた評価差額	30
その他の金銭の信託	
取得原価	26,262百万円
中間貸借対照表計上額	25,795
評価差額	△467
うち益	371
うち損	838

なお、上記の評価差額に繰延税金資産180百万円を加えた額△286百万円が「株式等評価差額金」に含まれております。

35.　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は2,175,522百万円、当中間期末に当該処分をせずに所有しているものは91,410百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

36.　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,635,143百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが25,274,241百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

37.　銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」（平成14年10月15日付内閣府令第63号）により改正されたことに伴い、以下のとおり表示方法を変更しております。

（1）前中間期において「その他資産」に含めて表示していた「債券借入取引担保金」並びに「その他負債」に含めて表示していた「債券貸付取引担保金」は、当中間期よりそれぞれ「債券貸借取引支払保証金」並びに「債券貸借取引受入担保金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円、「その他負債」は3,820,124百万円減少し、「債券貸借取引支払保証金」、「債券貸借取引受入担保金」はそれぞれ同額増加しております。

（2）前中間期における「再評価差額金」は、当中間期より「土地再評価差額金」として表示しております。

（3）前中間期における「評価差額金」は、当中間期より「株式等評価差額金」として表示しております。

（4）前中間期において資本の部は、「資本金」、「法定準備金」及び「剰余金」として区分掲記しておりましたが、当中間期より「資本金」、「資本剰余金」及び「利益剰余金」として表示しております。

38.　当中間期より、「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準委員会平成14年２月21日）を適用しております。この変更による当中間期の資産及び資本に与える影響はありません。

第2期中（平成14年4月 1日から 平成14年9月30日まで）中間損益計算書

（単位：百万円）

科目	金額	
経常収益		1,240,900
資金運用収益	860,493	
（うち貸出金利息）	(555,851)	
（うち有価証券利息配当金）	(127,624)	
役務取引等収益	130,980	
特定取引収益	104,126	
その他業務収益	102,559	
その他経常収益	42,739	
経常費用		1,141,205
資金調達費用	224,401	
（うち預金利息）	(81,023)	
役務取引等費用	45,196	
特定取引費用	718	
その他業務費用	30,017	
営業経費	332,302	
その他経常費用	508,569	
経常利益		99,694
特別利益		1,791
特別損失		40,527
税引前中間利益		60,958
法人税、住民税及び事業税		6,787
法人税等調整額		9,308
中間利益		44,862
前期繰越利益		124,362
土地再評価差額金取崩額		2,101
中間未処分利益		171,326

（注）1. 記載金額は百万円未満を切り捨てて表示しております。

2. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。

3. 「その他経常収益」には、株式等売却益35,153百万円を含んでおります。

4. 「その他経常費用」には、貸倒引当金繰入額161,398百万円、貸出金償却88,928百万円及び株式等償却175,452百万円を含んでおります。

5. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円、店舗の統廃合等に伴う動産不動産処分損11,182百万円及びソフトウェアの除却損12,041百万円を含んでおります。

6. 銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」（平成14年10月15日付内閣府令第63号）により改正されたことに伴い、前中間期における「再評価差額金取崩額」は、当中間期より「土地再評価差額金取崩額」として表示しております。

(ご参考) 中間連結貸借対照表 (平成14年9月30日現在)

(単位：百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	2,905,651	預金	61,438,332
コールローン及び買入手形	474,150	譲渡性預金	4,846,529
買現先勘定	82,218	コールマネー及び売渡手形	12,739,570
債券貸借取引支払保証金	2,186,491	売現先勘定	1,946,489
買入金銭債権	307,755	債券貸借取引受入担保金	3,842,595
特定取引資産	3,442,097	コマーシャル・ペーパー	185,500
金銭の信託	44,106	特定取引負債	2,599,491
有価証券	22,650,667	借用金	2,721,278
貸出金	62,553,278	外国為替	438,643
外国為替	922,640	社債	3,582,598
その他資産	3,302,344	その他負債	2,645,968
動産不動産	1,172,058	賞与引当金	21,216
リース資産	930,418	退職給付引当金	148,116
繰延税金資産	1,999,075	債権売却損失引当金	47,190
再評価に係る繰延税金資産	726	特別法上の引当金	255
連結調整勘定	19,031	繰延税金負債	34,507
支払承諾見返	3,453,755	再評価に係る繰延税金負債	62,693
貸倒引当金	△2,049,472	支払承諾	3,453,755
		負債の部合計	100,754,733
		(少数株主持分)	
		少数株主持分	952,253
		(資本の部)	
		資本金	1,326,746
		資本剰余金	1,683,896
		利益剰余金	138,823
		土地再評価差額金	117,957
		その他有価証券評価差額金	△512,407
		為替換算調整勘定	△53,754
		自己株式	△11,250
		資本の部合計	2,690,010
資産の部合計	104,396,997	負債、少数株主持分及び資本の部合計	104,396,997

(注) 記載金額は百万円未満を切り捨てて表示しております。

（ご参考）中間連結損益計算書（平成14年4月 1日から 平成14年9月30日まで）

（単位：百万円）

科目	金額	
経常収益		**1,762,535**
資金運用収益	954,856	
（うち貸出金利息）	(639,943)	
（うち有価証券利息配当金）	(140,090)	
役務取引等収益	204,619	
特定取引収益	110,534	
その他業務収益	444,096	
その他経常収益	48,429	
経常費用		**1,612,679**
資金調達費用	220,912	
（うち預金利息）	(83,905)	
役務取引等費用	42,195	
特定取引費用	718	
その他業務費用	333,888	
営業経費	446,103	
その他経常費用	568,862	
経常利益		**149,856**
特別利益		**2,942**
特別損失		**42,448**
税金等調整前中間純利益		**110,349**
法人税、住民税及び事業税		**26,700**
法人税等調整額		**10,333**
少数株主利益		**18,170**
中間純利益		**55,145**

（注）記載金額は百万円未満を切り捨てて表示しております。

(ご参考) 中間連結剰余金計算書 (平成14年4月 1日から 平成14年9月30日まで)

(単位：百万円)

科目	金額
(資本剰余金の部)	
資本剰余金期首残高	**1,684,373**
資本準備金期首残高	1,326,758
その他資本剰余金期首残高	357,614
資本剰余金減少高	**476**
自己株式処分差損	476
資本剰余金中間期末残高	**1,683,896**
(利益剰余金の部)	
利益剰余金期首残高	**117,743**
利益剰余金増加高	**58,431**
中間純利益	55,145
土地再評価差額金の取崩に伴う増加高	3,283
連結子会社の合併に伴う増加高	3
利益剰余金減少高	**37,351**
配当金	37,349
連結子会社の減少に伴う減少高	2
利益剰余金中間期末残高	**138,823**

(注) 記載金額は百万円未満を切り捨てて表示しております。

役　員 （平成14年11月25日現在）

取締役会長（代表取締役）	岡田　明重	
頭取（代表取締役）	西川　善文	※
副頭取（代表取締役）	栗山　道義	※
副頭取（代表取締役）	永田　武全	※
副頭取（代表取締役）	平松　秀則	※
専務取締役（代表取締役）	井上　正	※
専務取締役（代表取締役）	奥　正之	※
専務取締役（代表取締役）	門脇　英晴	※
専務取締役（代表取締役）	塚本　武正	※
常務取締役	北山　禎介	※
常務取締役	高橋　繁正	※
常務取締役	野田賢治郎	※
常務取締役	松本　睦彦	※
常務取締役	水島藤一郎	※
取締役	山内　悦嗣	
取締役	山川洋一郎	
常任監査役	紀伊　博	
常任監査役	平野豊三郎	
常任監査役	渡辺　知行	
常任監査役	中村　金郎	
監査役	那須　翔	
監査役	大西　勝也	
監査役	伊藤　助成	

（注）1. ※の取締役は執行役員を兼務しております。
2. 監査役 那須　翔、同 大西勝也、同 伊藤助成の3氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしております。

国内店舗のご案内（平成14年9月30日現在）

北海道
札幌大通支店
札幌支店
小樽支店
宮城県
仙台駅前支店
仙台支店
茨城県
取手支店
牛久支店
守谷代理店
栃木県
小山支店
群馬県
前橋支店
高崎支店
太田支店
埼玉県
川越支店
熊谷支店
川口支店
浦和駅前支店
浦和支店
大宮西支店
大宮支店
所沢支店
所沢駅前支店
小手指支店
加須支店
春日部駅前支店
春日部支店
草加支店
越谷支店
わらび西口支店
わらび支店
志木ニュータウン支店
志木支店
新座志木支店
桶川支店
上福岡支店
みずほ台支店
坂戸支店
新所沢特別出張所
千葉県
千葉支店
本八幡北口支店
本八幡支店
行徳駅前支店
行徳支店
船橋駅前支店
船橋支店
船橋北口支店
津田沼駅前支店
木更津支店
松戸支店
松戸西口支店
佐倉支店
習志野支店
柏支店
柏東口支店
市原支店
八千代支店
浦安支店
四街道支店
新検見川特別出張所
新松戸出張所
新松戸駅前出張所
鎌ヶ谷出張所
東京ディズニーランド出張所
千葉ニュータウン出張所
成田出張所
佐倉南代理店
東京都
三井物産ビル支店
東京営業部
丸ノ内仲通支店
丸ノ内支店
本店営業部
霞が関支店
麹町支店
四谷駅前支店
神保町支店
神田小川町支店
神田支店
神田橋支店
九段営業部
神田駅前支店
京橋支店
銀座通支店
銀座支店
築地支店
本町支店
日本橋支店
浅草橋南支店
浅草橋支店
東京中央支店
日本橋東支店
日本橋中央支店
人形町支店
芝支店
三田通支店
新橋支店
日比谷支店
日比谷通支店
赤坂支店
赤坂山王支店
南青山支店
青山支店
麻布支店
六本木支店
浜松町北支店
浜松町支店
市ヶ谷支店
四谷支店
新宿御苑前支店
新宿通支店
新宿支店
新宿西口支店
新宿新都心支店
飯田橋支店
飯田橋西口支店
高田馬場支店
高田馬場東支店
春日支店
小石川支店
白山支店
大塚支店
千石支店
浅草西支店
浅草支店
御徒町支店
上野支店
錦糸町南支店
錦糸町支店
菊川支店
向島支店
本所支店
深川西支店
深川支店
砂町支店
亀戸北支店
亀戸支店
目黒駅前支店
目黒支店
荏原支店
大井町支店
旗ノ台支店
五反田支店
五反田西口支店
自由が丘東支店
自由が丘支店
都立大学駅前支店
学芸大学駅東支店
学芸大学駅前支店
洗足支店
大森西口支店
大森支店
雪ヶ谷支店
田園調布支店
六郷支店
蒲田支店
蒲田東支店
下丸子支店
蒲田西支店
千鳥町支店
羽田支店
下北沢支店
下高井戸支店
桜上水支店
世田谷西支店
経堂支店
桜新町支店
深沢支店
世田谷通支店
世田谷支店
三軒茶屋支店
成城支店
祖師谷支店
用賀支店
代官山支店
渋谷支店
代々木支店
恵比寿支店
幡ヶ谷支店
笹塚支店
神宮前支店
渋谷駅前支店
中野支店
中野通支店
中野坂上支店
下井草支店
荻窪支店
西荻窪支店
西荻窪南支店
高円寺北口支店
高円寺支店
阿佐ヶ谷支店
永福町支店
巣鴨支店
巣鴨駅前支店
目白支店
池袋支店

店舗数	
本　支　店	576
出　張　所	99
代　理　店	4
合　　　計	679

池袋東口支店
十条支店
王子支店
赤羽支店
赤羽東支店
町屋支店
日暮里支店
志村支店
ときわ台支店
ときわ台駅前支店
高島平支店
成増支店
中村橋支店
練馬支店
武蔵関支店
大泉支店
大泉駅前支店
光が丘支店
千住支店
千住西支店
綾瀬支店
梅島支店
西新井支店
お花茶屋支店
葛飾支店
新小岩支店
新小岩南支店
金町支店
京成小岩支店
小岩南支店
小岩支店
西葛西支店
葛西支店
八王子北支店
八王子支店
北野支店
立川支店
立川駅前支店
吉祥寺支店
三鷹支店
武蔵境支店
府中駅前支店
府中支店
昭島支店
国領支店
つつじヶ丘支店
調布駅前支店
町田駅前支店
町田支店
小金井支店
小金井南支店
花小金井支店
高幡不動支店
日野支店
国立支店
福生支店
東大和支店
清瀬支店
多摩センター支店
多摩支店
永山支店
田無支店
ひばりヶ丘支店
浜松町東芝ビル
出張所
砂町東特別出張所
御岳山出張所
渋谷西出張所
広尾ガーデンヒルズ
出張所
板橋中台出張所
トヨタビル出張所
高尾出張所
町田山崎出張所
西東京市役所
出張所

神奈川県

鶴見北口支店
鶴見支店
東神奈川支店
横浜支店
伊勢佐木町支店
横浜中央支店
横浜駅前支店
横浜西支店
みなとみらい支店
金沢文庫支店
金沢八景支店
綱島東口支店
綱島支店
新横浜支店
新横浜駅前支店
戸塚支店
戸塚北支店
上大岡駅前支店
上大岡支店
港南台支店
二俣川支店
中山支店
三ツ境支店
いずみ野支店
青葉台南支店
青葉台支店
あざみ野西支店
あざみ野支店
たまプラーザ支店
港北ニュータウン支店
川崎支店
川崎駅前支店
元住吉支店
武蔵中原支店
溝ノ口支店
生田支店
宿河原支店
宮崎台南支店
宮崎台支店
柿生支店
新百合ヶ丘支店
新百合ヶ丘
駅前支店
オリンピック
湘南支店
平塚支店
大船支店
藤沢支店
小田原支店
逗子支店
東林間支店
厚木支店
厚木北支店
大和支店
つきみ野支店
伊勢原支店
相模原支店
みなとみらい
西出張所
緑園都市出張所
百合ヶ丘出張所
片瀬山出張所
南戸塚代理店

新潟県

新潟北支店
新潟支店

富山県

富山支店

石川県

金沢支店

福井県

福井支店

山梨県

甲府支店

長野県

長野支店
上田支店
諏訪支店

岐阜県

岐阜支店

静岡県

静岡支店
静岡北支店
浜松支店

愛知県

本山支店
名古屋駅前支店
名古屋東口支店
名古屋中央支店
名古屋栄支店
名古屋支店
上前津支店
豊橋駅前支店
豊橋支店
一宮支店
刈谷支店
豊田支店

京都府

円町支店
京都中央支店
四条大宮支店
京都支店
四条支店
伏見支店

大阪府
大阪北支店
梅田支店
中之島支店
中之島西支店
梅田南支店
大阪駅前支店
梅田北口支店
天六支店
堂島支店
南森町支店
天六北支店
京阪京橋支店
都島支店
阪神野田支店
西野田支店
福島支店
四貫島支店
立売堀支店
大阪西支店
道頓堀支店
港支店
大正区支店
天王寺駅前支店
歌島橋西支店
歌島橋支店
今里支店
今里南支店
鶴橋支店
生野支店
赤川町支店
千林支店
深江橋支店
城東支店
関目支店
寺田町支店
阿倍野支店
西田辺駅前支店
西田辺支店
美章園支店
駒川町支店
天下茶屋支店
十三支店
十三駅前支店
新大阪支店
徳庵支店
粉浜支店
平野支店
上町支店
備後町支店
大阪本店営業部
御堂筋支店
大阪中央支店
玉造支店
玉造西支店
天満橋支店
難波支店
日本一支店
高麗橋支店
船場支店
堺北支店
堺支店
浜寺支店
鳳支店
中もず支店
泉北とが支店
岸和田駅前支店
岸和田支店
阪急曽根支店
豊中支店
庄内支店
千里中央支店
若江岩田支店
河内小阪支店
小阪支店
東大阪支店
新石切支店
池田支店
池田南口支店
吹田支店
南千里支店
江坂支店
泉大津支店
高槻駅前支店
高槻支店
貝塚支店
守口支店
枚方支店
枚方南口支店
くずは支店
茨木支店
茨木東口支店
茨木西支店
八尾支店
山本支店
佐野支店
富田林支店
寝屋川支店
寝屋川東支店
香里支店
香里ヶ丘支店
河内長野支店
松原支店
和泉支店
箕面支店
門真支店
藤井寺支店
藤井寺駅前支店
泉南支店
四条畷支店
金剛支店
金剛北支店
コスモタワー出張所
大阪ビジネスパーク出張所
東豊中出張所
石橋出張所
守口市駅前出張所
箕面市役所出張所
桜井出張所
はびきの出張所
熊取代理店

兵庫県
灘支店
六甲支店
六甲北支店
兵庫支店
湊川南支店
湊川支店
長田支店
駒ヶ林支店
板宿支店
須磨支店
北須磨支店
垂水支店
御影支店
甲南支店
深江支店
岡本支店
住吉支店
鈴蘭台支店
藤原台支店
三宮南支店
三宮支店
神戸営業部
神戸中央支店
栄町支店
神戸駅前支店
西神中央支店
飾磨支店
網干支店
姫路南支店
広畑支店
姫路支店
姫路北支店
杭瀬支店
塚口支店
園田支店
武庫之荘支店
阪神尼崎支店
尼崎支店
立花支店
明石支店
明石駅前支店
大久保支店
西宮支店
夙川支店
甲子園口支店
西宮北口支店
甲子園支店
浜甲子園支店
甲東支店
洲本支店
芦屋駅前支店
芦屋支店
伊丹支店
豊岡支店
加古川支店
東加古川支店
龍野支店
西脇支店
逆瀬川駅前支店
逆瀬川支店
宝塚支店
三木支店
緑が丘支店
高砂支店
川西支店
川西南支店
三田支店
三田中央支店
北条支店
篠山支店
六甲アイランド出張所
北鈴蘭台出張所
神戸貿易センター出張所
神戸市役所出張所
兵庫県庁出張所
神戸学園都市出張所
姫路市役所出張所
尼崎市役所出張所
塚口北出張所

西宮市役所出張所
苦楽園出張所
甲東園出張所
別府出張所
曽根出張所
ウッディタウン出張所
フラワータウン出張所

奈良県
奈良支店
学園前支店
西大寺支店
平城支店
大和郡山支店
生駒東支店
生駒支店
大和王寺支店

和歌山県
和歌山支店
和歌山北支店

岡山県
岡山東支店
岡山支店

広島県
尾道支店
広島北支店
広島支店

山口県
下関支店

香川県
高松支店

愛媛県
新居浜支店

福岡県
福岡支店
天神町支店
小倉支店
北九州支店
久留米支店
大牟田支店

佐賀県
佐賀支店

熊本県
熊本支店

大分県
大分支店

鹿児島県
鹿児島支店
鹿児島南支店

ローンプラザ出張所

東日本
池袋ローンプラザ
蒲田ローンプラザ
吉祥寺ローンプラザ
国分寺ローンプラザ
住宅ローン開発センター東京
新宿ローンプラザ
立川ローンプラザ
調布ローンプラザ
練馬ローンプラザ
八王子ローンプラザ
町田ローンプラザ
丸ノ内ローンプラザ
柏ローンプラザ
千葉ローンプラザ
船橋ローンプラザ
松戸ローンプラザ
大宮ローンプラザ
川越ローンプラザ
川口ローンプラザ
越谷ローンプラザ
所沢ローンプラザ
たまプラーザローンプラザ
溝ノ口ローンプラザ
横浜ローンプラザ

西日本
梅田ローンプラザ
住宅ローン開発センター大阪
堺ローンプラザ
千里中央ローンプラザ
高槻ローンプラザ
豊中ローンプラザ
難波ローンプラザ
枚方ローンプラザ
甲南ローンプラザ
加古川ローンプラザ
川西ローンプラザ
三宮ローンプラザ
垂水ローンプラザ
塚口ローンプラザ
西神中央ローンプラザ
西宮北口ローンプラザ
阪神西宮ローンプラザ
姫路ローンプラザ
京都ローンプラザ
学園前ローンプラザ
三田ローンプラザ

被振込専用支店
あさがお支店
あじさい支店
あやめ支店
大阪第一支店
カトレア支店
関東第一支店
関東第二支店
関東第三支店
九州支店
近畿第一支店
サルビア支店
首都圏支店
しらゆり支店
すいせん支店
すずらん支店
すみれ支店
たんぽぽ支店
中央支店
東海支店
東京第一支店
ドットコム支店
トヨタ証券支店
なでしこ支店
はまゆう支店
東日本支店
ひなぎく支店
ひまわり支店
ベイサイド支店

上記の他に
東京公務部
大阪公務部
エーティーエム統括支店
東京外為事務部
大阪外為事務部
天六法人営業出張所
豊中法人営業出張所
名古屋法人営業出張所
目黒三田個人債権管理センター出張所
上野個人債権管理センター出張所
難波個人債権管理センター出張所
梅田個人債権管理センター出張所
芦屋北口出張所
を設置しております。

海外ネットワークのご案内（平成14年9月30日現在）

＜アジア・オセアニア＞

● 香港
香港支店
● 中国
上海支店
天津支店
広州支店
蘇州支店
中国総代表処（北京）
大連駐在員事務所
重慶駐在員事務所
瀋陽駐在員事務所
● 台湾
台北支店
● 韓国
ソウル支店
● シンガポール
シンガポール支店
● マレーシア
ラブアン支店
ラブアン支店クアラルンプール出張所
クアラルンプール駐在員事務所
● インドネシア
インドネシア三井住友銀行
ジャカルタ駐在員事務所
● ベトナム
ホーチミン駐在員事務所
● ミャンマー
ヤンゴン駐在員事務所
● タイ
バンコック支店
アユタヤ支店
チョンブリ支店
● フィリピン
マニラ駐在員事務所
● インド
ムンバイ支店
ニューデリー支店
● オーストラリア
三井住友ファイナンス・オーストラリア

＜アメリカ＞

● アメリカ合衆国
ニューヨーク支店
ケイマン支店
ニューヨーク支店 ロスアンゼルス出張所
ニューヨーク支店 サンフランシスコ出張所
シアトル駐在員事務所
マニュファクチャラーズ銀行
SMBCキャピタル・マーケット会社
SMBCセキュリティーズ会社
SMBCリース・ファイナンス会社
● カナダ
カナダ三井住友銀行
● ブラジル
ブラジル三井住友銀行

＜ヨーロッパ・中東アフリカ＞

● イギリス
ロンドン支店
英国SMBCキャピタル・マーケット会社
● ドイツ
デュッセルドルフ支店
● ベルギー
ブラッセル支店
● フランス
パリ支店
● スペイン
マドリード駐在員事務所
● アイルランド
三井住友ファイナンス・ダブリン
● バハレーン
バハレーン駐在員事務所
●イラン
テヘラン駐在員事務所
● エジプト
カイロ駐在員事務所
● 南アフリカ
ヨハネスブルグ駐在員事務所

店舗数	
支　　店	20
出　張　所	3
駐在員事務所	15
合　　計	38

株式のご案内

（株式会社 三井住友フィナンシャルグループ　株式のご案内）

決算期

3月31日

定時株主総会

6月下旬

配当金受領株主確定日

3月31日および中間配当金の支払いを行うときは9月30日

基準日

定時株主総会　3月31日
その他必要があるときは、あらかじめ公告して定めます。

公告掲載新聞

日本経済新聞

株式事務取扱場所・取次所

名義書換代理人	大阪市中央区北浜4丁目5番33号 住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内1丁目4番4号 住友信託銀行株式会社証券代行部
[郵便物の送付先 電話お問合せ先]	〒183-8701 東京都府中市日鋼町1番10 住友信託銀行株式会社証券代行部 （住所変更等用紙のご請求）　0120-175-417 （その他のご照会）　0120-176-417
同　取　次　所	住友信託銀行株式会社 本店および全国各支店

三井住友銀行
SMBC SUMITOMO MITSUI BANKING CORPORATION

再生紙使用

File No. 82-4395
Exhibit A2(a)

臨 時 報 告 書

株式会社三井住友銀行

(501011)

臨　時　報　告　書

（証券取引法第２４条の５第４項に基づく報告書）

関東財務局長殿

平成14年12月2日提出

会　社　名　株式会社 三井住友銀行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共３枚）

Ⅰ．提出理由

平成 14 年 9 月 26 日開催の当行第 1 回第一種優先株式、第 2 回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成 14 年 9 月 27 日開催の当行臨時株主総会において、当行が株式移転により完全親会社である株式会社三井住友フィナンシャルグループを設立し、その完全子会社となることが承認されました。これに伴い、平成 14 年 12 月 1 日付で代表取締役の異動が、平成 14 年 12 月 2 日付で親会社及び主要株主の異動がそれぞれありましたので、証券取引法第 24 条の 5 第 4 項並びに企業内容等の開示に関する内閣府令第 19 条第 2 項第 3 号、同条第 4 号及び同条第 9 号の規定に基づき本報告書を提出するものであります。

Ⅱ．報告内容

[1] 親会社の異動

1．当該異動に係る親会社の名称、住所、代表者の氏名、資本金及び事業の内容

(1)名　　　称　株式会社三井住友フィナンシャルグループ
(2)住　　　所　東京都千代田区有楽町１丁目１番２号
(3)代表者の氏名　取締役社長　西川　善文
(4)資　本　金　１兆円
(5)事業の内容　銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務

2．当該異動の前後における当該親会社の所有に係る当行の議決権の数及びその議決権の総数に対する割合

異動前　0 個（ 0.00%）
異動後　5,709,424 個（100.00%）

3．当該異動の理由及びその年月日

(1)理　由　株式移転により、当行が株式会社三井住友フィナンシャルグループの完全子会社となるため
(2)年月日　平成 14 年 12 月 2 日

[2] 主要株主の異動

1．当該異動に係る主要株主の名称

株式会社三井住友フィナンシャルグループ

2．当該異動の前後における当該主要株主の所有議決権の数及びその総株主の議決権に対する割合

異動前　0 個（ 0.00 %）
異動後　5,709,424 個（100.00 %）

3．当該異動の年月日

平成 14 年 12 月 2 日

[3] 提出日(平成 14 年 12 月 2 日)現在の発行済株式総数及び資本の額

1. 発行済株式総数

発行済株式総数	6,676,424,395 株
うち普通株式	5,709,424,395 株
第1回第一種優先株式	67,000,000 株
第2回第二種優先株式	100,000,000 株
第五種優先株式	800,000,000 株

2. 資本の額

1,326,746,185,194 円

[4] 代表取締役の異動

代表取締役退任

氏　　名 (生年月日)	役　職　名	所有株式数	異動年月日
奥　正　之 (昭和 19 年 12 月 2 日生)	専務取締役 (代表取締役) 兼 専務執行役員	千株 １２	平成 14 年 12 月 1 日 退　任
門　脇　英　晴 (昭和 19 年 6 月 20 日生)	専務取締役 (代表取締役) 兼 専務執行役員	8	平成 14 年 12 月 1 日 退　任

(注) 奥正之及び門脇英晴は、いずれも平成 14 年 12 月 2 日付で株式会社三井住友フィナンシャルグループの専務取締役（代表取締役）に就任致しました。

以　上

File No. 82-4395
Exhibit A2(b)

臨 時 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨　時　報　告　書

（証券取引法第２４条の５第４項に基づく報告書）

関東財務局長殿

平成14年12月6日提出

会　　社　　名　株式会社三井住友フィナンシャルグループ

英　　訳　　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共２枚）

Ⅰ．提 出 理 由

株式会社三井住友フィナンシャルグループは、平成14年12月2日開催の取締役会において、グループ経営改革の一環として関係当局の認可等を前提に、株式会社日本総研ホールディングズと合併することを決議いたしました。これに伴い、当社は同社の株主に対して、同社普通株式1株に対し当社の普通株式0.021株を割当交付しますので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第2号の規定に基づき本報告書を提出するものであります。

Ⅱ．報 告 内 容

1. 有価証券の種類及び銘柄
   普通株式

2. 発行数
   86,576.53株

3. 発行価格及び資本組入額
   発行価格は、合併期日である平成15年2月1日に株式会社日本総研ホールディングズに現存する純資産額を、上記2.の発行数で除した金額となります。
   資本組入額は0円であります。

4. 発行価額の総額及び資本組入額の総額
   発行価額の総額は、合併期日である平成15年2月1日に株式会社日本総研ホールディングズに現存する純資産額と同額となります。
   資本組入額の総額は0円であります。

5. 発行方法
   株式会社三井住友フィナンシャルグループは、合併に際して、合併期日前日の株式会社日本総研ホールディングズの最終の株主名簿に記載された株主が所有する同社の普通株式の合計に0.021を乗じた数の普通株式を発行し、同社の各株主に対し、その所有する同社の普通株式1株につき当社の普通株式0.021株の割合をもって割当交付する。

6. 新規発行による手取金の額及び使途
   合併に伴う新株式の発行であり、払込金の徴収はしないので本項の該当はありません。

7. 新規発行年月日
   平成15年2月3日。
   ただし、合併手続き進行上の必要性その他の事由により、当社と株式会社日本総研ホールディングズは協議のうえ、これを変更することができる。

8. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称
   東京証券取引所、大阪証券取引所、名古屋証券取引所

9. 提出日現在の資本の額

本報告書提出日現在の発行済株式総数	6,676,424.39 株
本報告書提出日現在の資本の額	1,000,000,000,000 円

以　　上

File No. 82-4395
Exhibit A2(c)

臨 時 報 告 書

株式会社三井住友銀行

(501011)

臨　時　報　告　書

（証券取引法第２４条の５第４項に基づく報告書）

関東財務局長殿

平成 14 年 12 月 6 日提出

会　社　名　株式会社　三井住友銀行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭　取　西　川　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町 56 番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目 20 番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目 107 番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共２枚）

Ⅰ. 提 出 理 由

株式会社三井住友銀行は、平成14年12月2日開催の取締役会において、エスエムビーシー信用保証株式会社との間で、平成15年2月5日を株式交換の日としてエスエムビーシー信用保証株式会社を完全子会社とする株式交換契約書を締結することを決議致しました。これにより、株式会社三井住友銀行は株式を発行することになりましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第2号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

1. 有価証券の種類
   普通株式

2. 発行数
   313,556,479株

3. 発行価格及び資本組入額
   発行価格は、株式交換の日である平成15年2月5日にエスエムビーシー信用保証株式会社に現存する純資産額を、上記2.の発行数で除した金額となります。
   資本組入額は0円であります。

4. 発行価額の総額及び資本組入額の総額
   発行価額の総額は、株式交換の日である平成15年2月5日にエスエムビーシー信用保証株式会社に現存する純資産額となります。
   資本組入額の総額は0円であります。

5. 発行方法
   エスエムビーシー信用保証株式会社の普通株式1株に対して株式会社三井住友銀行の普通株式10.291株を割当交付する。

6. 新規発行による手取金の額及び使途
   該当ありません。

7. 新規発行年月日
   平成15年2月5日。
   ただし、株式交換手続き進行上の必要性その他の事由により、当行とエスエムビーシー信用保証株式会社は協議のうえ、これを変更することができる。

8. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称
   該当ありません。

9. 当該株券を取得しようとする者
   株式交換の日の前日の最終のエスエムビーシー信用保証株式会社の株主名簿に記載された株主。

10. 提出日現在の資本の額
    本報告書提出日現在の発行済株式総数　6,676,424,395株
    本報告書提出日現在の資本の額　1,326,746,185,194円

以　上

File No. 82-4395
Exhibit A2(d)

臨 時 報 告 書

株式会社三井住友銀行

(501011)

臨　時　報　告　書

（証券取引法第２４条の５第４項に基づく報告書）

関東財務局長殿

平成14年12月26日提出

会　社　名　株式会社三井住友銀行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共３枚）

Ⅰ. 提 出 理 由

当行と当行の連結子会社である株式会社わかしお銀行は、平成 14 年 12 月 25 日開催の両行の取締役会において、株主の承認と関係当局の認可を前提として「合併に関する基本合意書」を締結することを決議し、同日その旨を公表しましたので、証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 7 号の 2 の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

1. 当該合併の相手会社の名称、住所、代表者の氏名、資本金及び事業の内容

(1)名　　　称　株式会社わかしお銀行
(2)住　　　所　東京都千代田区神田神保町２丁目 21 番地１
(3)代表者の氏名　頭取　市川　博康
(4)資　本　金　20,831 百万円（平成 14 年９月 30 日現在）
(5)事業の内容　銀行業

2. 当該合併の目的

(1)近年、社会全般に亘り未曾有の構造改革が進む中で、地域の経済活動・消費生活にも大きな変化が生じて来ている。両行は、こうした環境変化をビジネスチャンスと捉えるとともに、社会的なニーズの高まりも踏まえ、地域に根ざしたスモールビジネス及び個人に対する金融機能の一層の強化が必要であるとの認識を共有した。

(2)両行は、合併により、株式会社わかしお銀行がこれまで首都圏で築き上げてきた、都市型コミュニティバンクとしての地域密着型金融サービスと、ローコストオペレーションのノウハウ、当行が保有する高度な金融サービス力、全国規模のネットワーク及び事務・システム等の経営インフラを融合することにより、特に首都圏において、従来以上に高い付加価値と顧客利便性を併せ持ったスモールビジネス及び個人向け金融サービスの提供を実現し、もって株主・顧客の期待に応え得る「新たな複合金融グループ」への飛躍を目指す。

3. 当該合併の方法及び基本合意の内容

(1)合併期日
合併期日は、平成 15 年３月 17 日（月曜日）とする。

(2)合併形態
合併にあたり、法手続き上、株式会社わかしお銀行を存続会社とする。

(3)商号・英文名称
商号は、株式会社三井住友銀行とする。
英文名称は、Sumitomo Mitsui Banking Corporation とする。
略称としては、ＳＭＢＣを使用する。

(4)取締役会長・頭取
新銀行の取締役会長には岡田明重が、頭取には西川善文が就任する。

(5)合併比率

合併期日前日最終の当行の普通株主に対して、株式会社わかしお銀行の普通株式を割当交付する。当行の普通株式１株につき割当交付する同行の普通株式の株数は別途定める。

合併期日前日最終の当行の優先株主に対して、株式会社わかしお銀行の優先株式を割当交付する。割当交付する同行の優先株式の内容及び当行の優先株式１株につき割当交付する同行の優先株式の株数は別途定める。

(6)本店所在地

新銀行の本店を、東京都千代田区有楽町一丁目１番２号に置く。

(7)合併承認株主総会の開催日

平成 15 年２月に開催予定のそれぞれの株主総会において、合併契約書の承認及び合併に必要な事項の決議を求める。

(8)その他

当行は、株式会社わかしお銀行との合併に先立って、現在当行が保有している同行の株式全株を、株式会社三井住友フィナンシャルグループに譲渡し、同行は、株式会社三井住友フィナンシャルグループの 100％子会社となる。

なお、本合併に必要な事項は今後両行協議の上決定し、条件等が確定次第、臨時報告書の訂正報告書を提出します。

以　上

File No. 82-4395
Exhibit A2(e)

臨時報告書

株式会社三井住友フィナンシャルグループ

(501094)

臨　時　報　告　書

（証券取引法第２４条の５第４項に基づく報告書）

関東財務局長殿

平成15年1月15日提出

会　　社　　名　株式会社三井住友フィナンシャルグループ

英　　訳　　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　　西　川　　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　　境　　康

最寄りの連絡場所　　同　　上　　電話番号　　同　　上

連絡者　　同　　上

臨時報告書の写しを縦覧に供する場所

名　　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共12枚）

Ⅰ. 提 出 理 由

株式会社三井住友フィナンシャルグループは、平成 15 年 1 月 15 日開催の当会社取締役会において、当会社の自己資本の充実を図るため、ザ・ゴールドマン・サックス・グループ・インクを引受先とする第四種優先株式（以下、「本優先株式」という。）発行による第三者割当増資を実施する旨を決議いたしましたので、証券取引法第 24 条の 5 第 4 項並びに企業内容等の開示に関する内閣府令第 19 条第 1 項及び同条第 2 項第 2 号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

1. 株式の種類
株式会社三井住友フィナンシャルグループ第 1 回第四種優先株式、同第 2 回第四種優先株式、同第 3 回第四種優先株式、同第 4 回第四種優先株式、同第 5 回第四種優先株式、同第 6 回第四種優先株式、同第 7 回第四種優先株式、同第 8 回第四種優先株式、同第 9 回第四種優先株式、同第 10 回第四種優先株式、同第 11 回第四種優先株式、同第 12 回第四種優先株式（以下、各回の第四種優先株式をそれぞれ「各回本優先株式」といい、あわせて「第 1-12 回本優先株式」という。）

2. 発行数
各回につき 4,175 株（第 1-12 回本優先株式の合計株数 50,100 株）

3. 発行価格
1 株につき 3,000,000 円

4. 資本組入額
1 株につき 1,500,000 円

5. 発行価額の総額
各回につき 12,525,000,000 円(第 1-12 回本優先株式の発行価額の総額 150,300,000,000 円)

6. 資本組入額の総額
各回につき 6,262,500,000 円（第 1-12 回本優先株式の発行価額の総額 75,150,000,000 円)

7. 発行方法
ザ・ゴールドマン・サックス・グループ・インクに各回本優先株式を直接全額割り当てる方法により発行する。

8. 募集を行う地域
各回本優先株式とも募集は行わない。

9. 新規発行による手取金の額及び使途

(A)第 1-12 回本優先株式の手取金の額

払込金額の総額	150,300,000,000 円
発行諸費用の概算額	0 円
差引手取金概算額	150,300,000,000 円

(B)第1-12回本優先株式の手取金の使途
当会社100％子会社である株式会社三井住友銀行普通株式の購入資金に充当する。

10. 発行年月日
各回本優先株式とも平成15年2月8日（土曜日）

11. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称
各回本優先株式とも上場予定なし。

12. 本優先株式の内容に関する事項

(A)優先配当金
各回本優先株式を有する株主（以下、「各回本優先株主」という。）または各回本優先株式の登録質権者（以下、「各回本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1)優先配当金
1株につき135,000円（ただし、平成15年3月31日に終了する営業年度に係る優先配当金については、19,500円とする。）

(2)非累積条項
ある営業年度において各回本優先株主または各回本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3)非参加条項
各回本優先株主または各回本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

(B)優先中間配当金
1株につき67,500円

(C)残余財産の分配
当会社の残余財産を分配するときは、各回本優先株主または各回本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、各回本優先株式1株につき3,000,000円を支払う。各回本優先株主または各回本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分配は行われない。

(D)消却
当会社は、いつでも各回本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(E)議決権
各回本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(F)新株引受権等
当会社は、法令に定める場合を除き、各回本優先株式について株式の併合または分

割は行わない。当会社は、各回本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

(G)普通株式への転換

各回本優先株主は、各回本優先株式の普通株式への転換を請求することができる。

(1)転換請求期間

平成15年2月8日から平成40年2月7日まで。

(2)転換の条件

①当初転換価額

当初の転換価額は331,000円とする。

②転換価額の修正

各回本優先株主が当会社に対し各回本優先株式の転換を請求した日（以下、「修正日」という。）において、転換価額は、（ｉ）修正日の前日において有効な転換価額、または、（ii）修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後転換価額」という。）。ただし、修正後転換価額が当初転換価額の33％相当額（10円の位まで算出し、その10円の位を四捨五入する。）（ただし、下記③により調整される。）（以下、「下限転換価額」という。）を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は③に準じて調整される。なお、修正後転換価額は、修正日に転換請求がなされた当該各回本優先株式についてのみ適用される。

③転換価額の調整

(a)各回本優先株式発行後、次の(i)から(v)までのいずれかに該当する場合には、転換価額は、下記に定める各々算式（以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。）により調整される。

〈Ｉ〉下記(i)乃至(iii)に該当する場合、転換価額調整式は、以下のとおりとする。

$$NCP = OCP \times \frac{N + \frac{NN \times C}{CMP}}{N + NN}$$

上記の算式において、

「NCP」は、調整後転換価額を意味する。

「OCP」は、調整前転換価額（下記(d)に定義される。）を意味する。

「N」は、既発行普通株式数（下記(e)に定義される。）を意味する。

「NN」は、新たに発行もしくは処分された普通株式数、または転換証券（下記(iii)に定義される。）もしくは新株予約権（下記(iii)に定義される。）に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処

分され得る普通株式数を意味する。

「C」は、NN に含まれる普通株式1株あたりの払込金額（転換証券の転換または新株予約権の行使にあたり交付された対価を含む。）を意味する。

「CMP」は、時価（下記(c)に定義される。）を意味する。

〈II〉下記(iv)に該当する場合、転換価額調整式は、以下のとおりとする。

$$NCP = OCP \times \frac{CMP - FMV}{CMP}$$

上記の算式において、

「NCP」は、調整後転換価額を意味する。

「OCP」は、調整前転換価額を意味する。

「CMP」は、時価を意味する。

「FMV」は、普通株式1株につき割り当てられた特別現金配当（下記(iv)に定義される。）または債務証書もしくは資産の分配に関する基準日（下記(iv)に定義される。）における適正市場価格を意味する。但し、かかる適正市場価格に関しては、当会社の取締役会（以下、「取締役会」という。）が適切と判断する独立の第三者（証券会社、銀行等）に評価させるものとする。

〈III〉下記(v)に該当する場合、転換価額調整式は、以下のとおりとする。

$$NCP = OCP \times \frac{CMP \times N - ACP}{CMP \times (N - NP)}$$

上記の算式において、

「NCP」は、調整後転換価額を意味する。

「OCP」は、調整前転換価額を意味する。

「N」は、既発行普通株式数を意味する。

「NP」は、下記(v)において、買受け、償還または取得される普通株式数（または、転換証券もしくは新株予約権の場合は、それらの転換もしくは行使により発行もしくは処分される普通株式数）を意味する。

「CMP」は、時価を意味する。

「ACP」は、下記(v)に従って、買受け、償還もしくは取得される普通株式（または、転換証券もしくは新株予約権）の総数につき、当会社が支払うべき対価の総額を意味する。

なお、上記転換価額調整式中の CMP×N−ACP の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当会社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換証券の転換による発行または処分の場合を除く。）

転換価額は、上記<I>に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

転換価額は、上記<I>に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券（当該各回本優先株式と同時に発行される他の各回本優先株式を除く。以下、「転換証券」という。）または普通株式を行使により取得することができる権利（当会社の発行する社債に付された新株予約権を含む。）（以下「新株予約権」という。）を発行する場合

転換価額は、上記<I>に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日（無償で新株予約権を発行する場合は発行日）の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日（無償で新株予約権を発行する場合は発行日）において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株あたりの当初の

転換価額または行使価額の最低価額が定められていない場合には、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。また、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日（無償で新株予約権を発行する場合は発行日）において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株あたりの当初の転換価額または行使価額の最低価額が定められている場合は、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日（無償で新株予約権を発行する場合は発行日）の翌日を、かかる調整後転換価額の適用開始日とするが、転換証券または新株予約権は、1株あたりの当初の転換価額または行使価額の最低価額（ただし、希薄化防止のための調整は考慮しないものとする。）により、かかる転換により発行もしくは処分されうる最大数の普通株式に転換されまたはそれらが行使により発行もしくは処分されたものとみなされる。その後、かかる転換証券の転換もしくは新株予約権の行使により発行もしくは処分されうる最大の普通株式数または転換価額もしくは行使価額の最低価額について変更（かかる転換証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない。）が生じた場合には、調整後転換価額は、各回本優先株式の転換の直前において、当該変更を反映させるべく再計算されるものとする（但し、調整後転換価額が、これらの転換証券または新株予約権の発行またはみなし発行により本（iii）に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後転換価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後転換価額の増加を行うことができないものとする。）が、かかる転換証券の転換または新株予約権の行使により、実際に普通株式が発行されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換証券に係る転換権または新株予約権のいずれかが消滅した場合には、調整後転換価額は、各回本優先株式の転換の直前において、かかる転換証券の転換または新株予約権の行使により実際に発行された普通株式数のみを反映させるべく再計算されるものとする。

各回本優先株式の発行時において残存するすべての転換証券および新株予約権は、各回本優先株式の発行日の翌日において発行されたものとみなされる。

(iv) 当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配（特別現金配当以外の現金配当を除

く。）を行う場合

かかる配当または分配の際に適用される転換価額は、上記<II>に定める転換価額調整式に従って算出された調整後転換価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、転換価額の調整は行われるものとし、当該特別現金配当または分配を受ける権利を有する株主を確定するために定められた日（以下、「基準日」という。）の翌日をかかる調整後転換価額の適用開始日とする。

「特別現金配当」とは、当会社がある会計年度（以下に定義する。）に関して決定した配当に基づく配当利回り（以下に定義する。）が、5％に直前の3会計年度に関して決定した配当に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「会計年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように会計年度を変更した場合、会計年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{D}{P} \times 100\%$$

上記の算式において、
「D」は、当会社が決定した普通株式1株あたりの配当金に相当する。
「P」は、対象となる会計年度の東京証券取引所における普通株式の毎日（終値のない日を除く。）の終値の平均値に相当する。

(v) 当会社が、普通株式の買受け、償還もしくはその他の事由による取得を、かかる取得日（以下、「取得日」という。）における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合（当会社が商法の規定に従い市場においてする取引の方法により普通株式を買受ける場合及び商法の規定に従い端株買取請求権の行使に関連して普通株式を買受ける場合を除く。）、または、普通株式に転換もしくは普通株式を取得できるその他の証券の買受け、償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合

かかる取得の際において適用される転換価額は、上記<III>に定める

転換価額調整式に従って算出された調整後転換価額に調整される。当会社が普通株式またはかかる証券を買受け、償還またはその他の事由により取得するたびごとに、転換価額の調整は行われるのものとし、取得日の翌日をかかる調整後転換価額の適用開始日とする。

(b) 株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記(a)に該当しない希薄化事由により転換価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

(c) 転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日(ただし、上記(a)(ii)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。)の平均値(終値のない日数を除く。)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記(a)に準じて調整される。

(d) 転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

(e) 転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く。)とする。

(f) 転換価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(a)(i)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記(a)(ii)の場合には0円、上記(a)(iii)の場合には普通株式1株あたりの当該転換価額または普通株式1株あたりの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

(g) 本③(上記(c)を除く。)において「普通株式」とは、普通株式、および(i)配当または残余財産分配における優先権がなく、かつ(ii)償還可能ではない株式が含まれるものとする。

④上記③により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記③(b)により転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記③(b)に基づく転換価額の調整と同時に有効になるものとする。

⑤転換により発行すべき普通株式数

転換により発行すべき当会社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{各回本優先株主が転換請求のために提出した各回本優先株式の発行価額総額}}{\text{転換価額}}$$

各回本優先株式の転換により発行すべき普通株式数の算出に当って1株の100分の1の整数倍に当たる端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

なお、本⑤に従う限り、いかなる数の各回本優先株式を有していたとしても、その各回優先株主1人が行う1回の転換により、普通株式1株に満たない部分は1つより多くは生じない。

⑥転換により発行する株式の内容

株式会社三井住友フィナンシャルグループ普通株式

⑦転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

⑧転換の効力発生

転換の効力は、転換請求書および各回本優先株式の株券が上記⑦の転換請求受付場所に到着した日に発生する。

(3) 普通株式への一斉転換

転換請求期間中に転換の請求がなされなかった各回本優先株式は、転換請求期間の末日の翌日（以下、「一斉転換日」という。）をもって、各回本優先株式1株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各回本優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。

かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

(4) 各回本優先株式の転換により発行された普通株式および普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

13. 取得者に関する事項

名　　称	：	ザ･ゴールドマン･サックス･グループ･インク
住　　所	：	アメリカ合衆国　ニューヨーク州、ニューヨーク
資 本 金	：	188.44 億米ドル（平成 14 年 8 月 31 日現在）
代表者の役職・氏名	：	会長兼首席経営執行役員 ヘンリー・エム・ポールソン・ジュニア
発行済株式総数	：	477,460,000 株（平成 14 年 10 月 4 日現在）
大株主および持株比率	：	株主間契約当事者 49.34％（平成 14 年 1 月 31 日現在）
事業の内容	：	持株会社（傘下に法人、金融機関、政府および富裕層の個人を含む広範かつ多様な顧客層を対象として世界規模の幅広いサービスを提供している投資銀行や証券会社子会社を有する。）

14. 出資関係、取引関係、その他これに準じる取得者と提出会社との関係

出資関係	：	該当なし
取引関係	：	預金取引等

15. 保有期間その他優先株式の保有に関する事項についての取得者と提出会社との間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成 15 年 1 月 15 日締結の優先株式引受契約書において、当会社により割り当てられ保有する各回本優先株式につき、以下の制限に従うことを約している。

(A) 各回本優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。

(B) 発行後 2 年間は、一定の場合を除き、各回本優先株式の当会社普通株式への転換請求を行わない。

(C) 各回本優先株式の転換により発行された当会社普通株式の譲渡その他の処分は、払込期日後 2 年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後 2 年目の応当日から 12 ヶ月間は、一定の場合を除き総転換株式数の 3 分の 1 の数（ないしこれから一定の株式数を減じた数）を超える当会社普通株式につきこれを行わず、払込期日後 3 年目の応当日から 12 ヶ月間は、一定の場合を除き総転換株式数の 3 分の 2 の数（ないしこれから一定の株式数を減じた数）を超える当会社普通株式につきこれを行わない。
総転換株式数とは、それまでに転換により発行された当会社普通株式の数と、残存している各回本優先株式の全てがその時点において適用のある転換価額で転換された場合に発行されるであろう当会社普通株式の数の合計をいう。

16. その他の事項

(A) 提出日現在の資本の額

本報告書提出日現在の発行済株式総数	6,676,424.39 株
うち、普通株式	5,709,424.39 株
第一種優先株式	67,000 株
第二種優先株式	100,000 株
第三種優先株式	800,000 株
本報告書提出日現在の資本の額	1,000,000,000,000 円

(B) 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

File No. 82-4395
Exhibit A3

臨時報告書の
訂 正 報 告 書

株式会社三井住友銀行

(501011)

臨時報告書の訂正報告書

（証券取引法第２４条の５第５項に基づく報告書）

関 東 財 務 局 長 殿

平成 15 年 1 月 21 日提出

会　社　名　株式会社 三 井 住 友 銀 行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭　取　西　川　善　文

本店の所在の場所　東京都千代田区有楽町 1 丁目 1 番 2 号　電話番号　東京 (03)3501-1111 (大代表)

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の訂正報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町 56 番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目 20 番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目 107 番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共 22 枚）

Ⅰ 提 出 理 由

当行は、平成14年12月26日、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第7号の2の規定に基づき、株式会社わかしお銀行との合併に係る臨時報告書を提出致しましたが、平成15年1月21日開催の取締役会において同行との合併契約書の締結を決議し、同日合併契約書を締結したことに伴い、同報告書提出時において未定であった事項が確定しましたので、証券取引法第24条の5第5項の規定に基づき臨時報告書の訂正報告書を提出致します。

Ⅱ 報 告 内 容

1．訂正前

3. 当該合併の方法及び基本合意の内容

(1)合併期日

合併期日は、平成15年3月17日（月曜日）とする。

(2)合併形態

合併にあたり、法手続き上、株式会社わかしお銀行を存続会社とする。

(3)商号・英文名称

商号は、株式会社三井住友銀行とする。

英文名称は、Sumitomo Mitsui Banking Corporationとする。

略称としては、ＳＭＢＣを使用する。

(4)取締役会長・頭取

新銀行の取締役会長には岡田明重が、頭取には西川善文が就任する。

(5)合併比率

合併期日前日最終の当行の普通株主に対して、株式会社わかしお銀行の普通株式を割当交付する。当行の普通株式１株につき割当交付する同行の普通株式の株数は別途定める。

合併期日前日最終の当行の優先株主に対して、株式会社わかしお銀行の優先株式を割当交付する。割当交付する同行の優先株式の内容及び当行の優先株式１株につき割当交付する同行の優先株式の株数は別途定める。

(6)本店所在地

新銀行の本店を、東京都千代田区有楽町一丁目１番２号に置く。

(7)合併承認株主総会の開催日

平成15年２月に開催予定のそれぞれの株主総会において、合併契約書の承認及び合併に必要な事項の決議を求める。

(8)その他

当行は、株式会社わかしお銀行との合併に先立って、現在当行が保有している同行の株式全株を、株式会社三井住友フィナンシャルグループに譲渡し、同行は、株式会社三井住友フィナンシャルグループの100％子会社となる。

なお、本合併に必要な事項は今後両行協議の上決定し、条件等が確定次第、臨時報告書の訂正報告書を提出します。

２．訂正後

3. 当該合併の方法及び合併契約の内容

合 併 契 約 書

株式会社三井住友銀行（以下甲という）と株式会社わかしお銀行（以下乙という）は、次のとおり合併契約を締結する。

なお、甲は、平成 15 年 2 月 1 日を期日として、株式会社三井住友フィナンシャルグループに対して、「特定グループ会社の管理営業」を承継させる会社分割を予定している。また、甲は、平成 15 年 2 月 5 日を期日として、エスエムビーシー信用保証株式会社を完全子会社とする株式交換を予定している。

（合併の方法）

第 1 条　甲と乙とは合併し、法手続上、乙は存続し、甲は解散する。

（合併による定款の変更）

第 2 条　乙は、合併により定款を別紙 1 のとおり変更する。

（合併に際して発行する新株式及び割当）

第 3 条　合併新株式の発行及び割当交付は、次のとおりとする。

１．普通株式

乙は、合併に際して、合併期日前日の甲の最終の株主名簿に記載または記録された株主が所有する甲の普通株式数の合計に 1,000 分の 7 を乗じた数の普通株式を発行し、甲の各株主に対し、その所有する甲の普通株式 1 株につき乙の普通株式 0.007 株の割合をもって割当交付する。ただし、1 株に満たない端数は、これを切り捨てる。

２．第 1 回第一種優先株式

乙は、合併に際して、合併期日前日の甲の最終の株主名簿に記載または記録された株主が所有する甲の第 1 回第一種優先株式数の合計に 1,000 分の 1 を乗じた数の乙の第一種優先株式を発行し、甲の各株主に対し、その所有する甲の第 1 回第一種優先株式 1,000 株につき乙の第一種優先株式 1 株の割合をもって割当交付する。ただし、1 株に満たない端数は、これを切り捨てる。

なお、割当交付する第一種優先株式の内容は、乙の定款に定める他、別紙 2 の発行要項のとおりとする。

３．第 2 回第一種優先株式

乙は、合併に際して、合併期日前日の甲の最終の株主名簿に記載または記録された株主が所有する甲の第 2 回第一種優先株式数の合計に 1,000 分の 1 を乗じた数の乙の第二種優先株式を発行し、甲の各株主に対し、その所有する甲の第 2 回第一種優先株式 1,000 株につき乙の第二種優先株式 1 株の割合をもって割当交付する。ただし、1 株に満たない端数は、これを切り捨てる。

なお、割当交付する第二種優先株式の内容は、乙の定款に定める他、別紙 3 の発行要項のとおりとする。

４．第五種優先株式

乙は、合併に際して、合併期日前日の甲の最終の株主名簿に記載または記録された株主が所有する甲の第五種優先株式数の合計に 1,000 分の 1 を乗じた数の乙の第三種優先株式を発行し、甲の各株主に対し、その所有する甲の第五種優先株式 1,000 株につき乙の第三種優先株式 1 株の割合をもって割当交付する。ただし、1 株に満たない端数は、これを切り捨てる。

なお、割当交付する第三種優先株式の内容は、乙の定款に定める他、別紙４の発行要項のとおりとする。

（増加すべき資本金及び準備金等）

第 4 条　乙が合併により増加すべき資本金、資本準備金及び任意積立金その他の留保利益の額は次の

とおりとする。ただし、合併期日における甲の資産状態により、甲、乙協議のうえ、これを変更することができる。

1　資本金　4,791億6,900万円

2　資本準備金

合併差益の額から次号の額を控除した額

3　任意積立金その他の留保利益

合併期日における甲の任意積立金その他の留保利益の額

ただし、積み立てるべき科目及び各科目の金額は、甲、乙協議のうえ、決定する。

（合併承認総会）

第5条　甲及び乙は、それぞれ平成15年2月6日に臨時株主総会（甲については普通株式にかかる種類株主総会を兼ねる）をそれぞれ開催し、本契約書の承認及び合併に必要な事項に関する決議を求める。

② 甲は、平成15年2月6日に第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式にかかる種類株主総会を開催し、本契約書の承認及び合併に必要な事項に関する決議を求める。

③ 前2項に定める株主総会の期日は、合併手続の進行に応じ必要があるときは、甲、乙協議のうえ、これを変更することができる。

（合併期日）

第6条　合併期日は、平成15年3月17日とする。ただし、合併手続の進行に応じ必要があるときは、甲、乙協議のうえ、これを変更することができる。

（合併財産の承継）

第7条　甲は、平成14年3月31日現在の貸借対照表、その他同日現在の計算を基礎とし、これに合併期日に至るまでの増減を加除した資産、負債、その他権利義務の一切を、合併期日において乙に引き継ぐ。

（店舗の引継）

第8条　甲の本店及び支店は、合併期日以降、乙の営業店舗として引き継がれるものとする。

（中間配当の限度額）

第9条　甲は、中間配当として、平成14年12月31日の最終の株主名簿に記載または記録された各種類株主または登録質権者に対し、取締役会の決議により、その株式の種類に応じて、それぞれ次の額を限度として金銭の分配を行うことができる。

普通株式1株当たり19円17銭

第1回第一種優先株式1株当たり10円50銭

第2回第一種優先株式1株当たり28円50銭

第五種優先株式1株当たり13円70銭

総額　123,963,165,652円の限度

（配当の起算日）

第10条　第3条の定めに基づき甲の普通株主に対し発行される乙の普通株式に対する利益配当金は、乙の他の普通株主に対する利益配当金の額と同額とする。

（従業員の処遇）

第11条　乙は、合併期日における甲の全従業員を乙の従業員として引続き雇用する。ただし、勤続年数は、甲における年数を通算し、その他の取扱いについては、甲、乙協議のうえ、これを定める。

（合併に際して就任する取締役及び監査役）

第12条　合併に際して新たに乙の取締役及び監査役に就任する者は、次のとおりとする。ただし、就任の時期は合併期日とする。

1　取締役
岡田明重、西川善文、栗山道義、永田武全、平松秀則、井上正、塚本武正、北山禎介、高橋繁正、野田賢治郎、松本睦彦、水島藤一郎
2　監査役
渡辺知行、中村金郎、大西勝也、紀伊博、平野豊三郎

（合併期日前に就任した乙の取締役及び監査役の任期）
第13条　合併期日前に乙の取締役及び監査役に就任した者の任期は、本合併を行わない場合に在任すべき時までとする。

（役員の退職慰労金等）
第14条　第12条の定めに基づき乙の取締役または監査役に就任した甲の取締役または監査役に対する退職慰労金は、甲における在任期間を乙における在任期間に加算して金額の決定を行うものとする。
② 第5条第1項に定める臨時株主総会終了の後、甲の取締役または監査役のうち、乙の取締役または監査役に就任しない者が生じたときには、その者に対する退職慰労金は、甲における一定の基準に従い、甲、乙協議のうえ、平成15年6月に開催される乙の定時株主総会の決議により、乙がこれを支払う。
③ 平成14年6月27日に開催された甲の定時株主総会終了の後、本契約締結までの間に甲の取締役または監査役を退任した者に対する退職慰労金は、甲における一定の基準に従い、甲、乙協議のうえ、乙がこれを支払う。

（善管注意義務）
第15条　甲及び乙は、本契約締結後合併期日に至るまで、善良なる管理者としての注意をもって、それぞれの業務執行及び財産の管理を行い、その資産、負債その他権利義務に重大な影響を及ぼすような行為については、あらかじめ甲、乙協議のうえ、これを行う。

（合併条件の変更等）
第16条　本契約締結の日から合併期日前日までの間において、天災地変その他の事由により、甲または乙の財産もしくは経営状態に重大な変動が生じた場合は、甲、乙協議のうえ、合併条件を変更し、または本契約を解除することができる。

（本契約の効力）
第17条　本契約は、第5条に定める甲及び乙の各株主総会の承認または法令に定める関係官庁の許認可等が得られなかったときは、その効力を失う。

（協議事項）
第18条　本契約に定めるものの他、合併に関し必要な事項は、本契約の趣旨に従って甲，乙誠意をもって協議のうえ、これを決定する。

本契約の成立を証するため、本契約書3通を作成し、甲、乙各代表者が記名捺印のうえ、甲、乙各1通を保有し、金融庁長官にその1通を提出する。

平成15年1月21日

甲　東京都千代田区有楽町1丁目1番2号
株式会社三井住友銀行
頭取　西　川　善　文
乙　東京都千代田区神田神保町2丁目21番地1
株式会社わかしお銀行
取締役頭取　市　川　博　康

(別紙1)

変　更　前	変　更　後
株式会社わかしお銀行定款	**株式会社三井住友銀行定款**
第1章　総則	**第1章　総則**
第1条（商号） 当銀行は、株式会社わかしお銀行と称し、英文では THE WAKASHIO BANK, LTD. と表示する。	（商号） 第1条　当銀行は、株式会社三井住友銀行と称し、英文では Sumitomo Mitsui Banking Corporation と表示する。
第2条（目的） 当銀行は、次の業務を営むことを目的とする。	（目的） 第2条　当銀行は、次の業務を営むことを目的とする。
1．預金または定期積金の受入れ、資金の貸付けまたは手形の割引ならびに為替取引	1　預金または定期積金の受入れ、資金の貸付けまたは手形の割引並びに為替取引
2．債務の保証または手形の引受けその他の前号の銀行業務に付随する業務	2　債務の保証または手形の引受けその他の前号の銀行業務に付随する業務
3．国債、地方債、政府保証債その他の有価証券に係る引受け、募集または売出しの取扱い、売買その他の業務	3　有価証券に係る引受け、募集または売出しの取扱い、売買、その他証券取引法により銀行が営むことのできる業務
	4　信託業務
4．前各号の業務のほか銀行法、担保附社債信託法、社債等登録法その他の法律により銀行が営むことのできる業務	5　担保附社債信託法、社債等登録法その他の法律により銀行が営むことのできる業務
5．その他前各号の業務に付帯または関連する事項	6　その他前各号の業務に付帯または関連する事項
第3条（本店の所在地） 当銀行は、本店を東京都千代田区に置く。	（本店の所在地） 第3条　当銀行は、本店を東京都千代田区に置く。
第4条（公告の方法） 当銀行の公告は、東京都において発行する日本経済新聞に掲載して行う。	（公告方法） 第4条　当銀行の公告は、日本経済新聞に掲載して行う。
第2章　株式	**第2章　株式**
第5条（発行する株式の総数） 当銀行の発行する株式の総数は2,816,620株とする。	（発行株式総数） 第5条　当銀行の発行する株式の総数は、101,767,000株とし、このうち100,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、250,000株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。
第6条（端株制度の不採用） 当銀行は、1株に満たない端数を端株として端株原簿に記載しない。	（端株制度の不採用） 第6条　当銀行は、1株に満たない端数を端株として端株原簿に記載または記録しない。
	（基準日） 第7条　当銀行は、毎年3月31日における最

	終の株主名簿に記載または記録された議決権を行使しうる株主をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ② 前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。 （名義書換代理人） 第 8 条　当銀行は、株式につき名義書換代理人を置く。 ② 名義書換代理人及びその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。 ③ 当銀行の株主名簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換その他株式に関する事務は、名義書換代理人に取り扱わせ、当銀行においてはこれを取り扱わない。
第 7 条（株式取扱規程） 当銀行の株式の名義書換、質権設定の登録、信託財産の表示、株券の再発行、株券不所持の申出、届出事項、株券の種類その他株式に関する取扱及び手数料については、取締役会の定める「株式取扱規程」による。 第 8 条（基準日） 当銀行は、毎年 3 月 31 日における最終の株主名簿に記載または記録された議決権を有する株主をもって、その営業年度に関する定時株主総会において権利を行使すべき株主とする。 (2)　前項のほか、必要があるときは、取締役会の決議により、あらかじめ公告して基準日を定めることができる。	（株式取扱規程） 第 9 条　当銀行の発行する株券の種類並びに株式の名義書換その他株式に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。
	第 3 章　優先株式 （優先配当金） 第 10 条　当銀行は、第 36 条に定める利益配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録質権者（以下優先登録質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、第一種優先株式、第二種優先株式、第四種優先株式及び第五種優先株式については 1 株につき年 200,000 円、第三種優先株式については 1 株につき年 15,000 円、第六種優先株式については 1 株につき年 300,000 円をそれぞれ上限として発行に際して取締役会の決議をもって定める額の利益配当金（以下優先配当金という）を支払う。ただし、当該営業年度において第 11 条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものと

	する。 ② ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。 ③ 優先株主または優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。 （優先中間配当金） 第 11 条　当銀行は、第 37 条に定める中間配当を行うときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、優先株式 1 株につき優先配当金の額を上限として発行に際して取締役会の決議をもって定める額の中間配当金（本定款において優先中間配当金という）を支払う。 （残余財産の分配） 第 12 条　当銀行は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式、第二種優先株式、第四種優先株式、第五種優先株式及び第六種優先株式については 1 株につき 3,000,000 円、第三種優先株式については 1 株につき 1,000,000 円をそれぞれ支払う。 ② 優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。 （消却） 第13条　当銀行は、いつでも優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。 ② 前項の消却は、いずれか一または複数の種類の優先株式につき行うことができる。 ③ 当銀行は、第五種優先株式及び第六種優先株式について、発行に際して取締役会の決議をもって定める時期及び市場実勢等を勘案して妥当と認められる価額にて、その一部または全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。 （議決権） 第 14 条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有

	するものとする。 （株式の併合または分割、新株引受権等） 第 15 条　当銀行は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②　当銀行は、優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。 （普通株式への転換） 第 16 条　第一種優先株主、第二種優先株主、第三種優先株主、第四種優先株主及び第五種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間（以下転換請求期間という）及び転換の条件は、発行に際して取締役会の決議をもって定める。 （一斉転換） 第 17 条　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式及び第五種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、当該優先株式 1 株の払込金相当額を一斉転換日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は 10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、当該平均値が、第一種優先株式及び第二種優先株式については 500,000 円、第三種優先株式については 250,000 円以上で発行に際して取締役会の決議をもって定める額、第四種優先株式及び第五種優先株式については 500,000 円以上で発行に際して取締役会の決議をもって定める額を下回るときは、優先株式 1 株の払込金相当額をその金額で除して得られる数の普通株式となる。 ②　前項の普通株式数の算出に当って、1 株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。 （優先順位） 第 18 条　当銀行の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。
第 3 章　株主総会	第 4 章　株主総会
第 9 条（株主総会の招集） 当銀行の定時株主総会は、毎決算期の翌日より 3 ヶ月以内に招集し、臨時株主	（招集） 第 19 条　定時株主総会は、毎営業年度終了後 3 ヶ月以内に招集し、臨時株主総会は、

総会は必要があるときにこれを招集する。	必要があるごとに随時招集する。 ② 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき頭取がこれを招集する。頭取に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
第10条（議長） 株主総会の議長は、取締役頭取がこれにあたる。 (2) 取締役頭取に事故があるときは、取締役会の決議をもってあらかじめ定めた順序により、他の取締役がこれに代わる。	（議長） 第20条 株主総会の議長は、取締役会長または頭取がこれに当る。取締役会長及び頭取に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
第11条（決議の要件） 株主総会の決議は、法令に別段の定めがある場合を除くほか、出席した株主の議決権の過半数をもってする。	（普通決議の要件） 第21条 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行う。
第12条（議決権の代理行使） 株主は、議決権を有する他の株主を代理人としてその議決権を行使することができる。 (2) 前項の株主または代理人は、株主総会ごとに、代理権を証する書面を当銀行に提出しなければならない。	（議決権の代理行使） 第22条 株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当銀行の当該株主総会において議決権を行使しうる株主に限る。 ② 株主または代理人は、当銀行に委任状を提出しなければならない。
第13条（議事録） 株主総会における議事の経過の要領およびその結果については、これを議事録に記載または記録し、議長および出席した取締役がこれに記名押印または電子署名を行う。	
	（種類株主総会） 第23条 第19条第2項、第20条及び第22条の規定は、種類株主総会にこれを準用する。
第4章 取締役および取締役会	**第5章 取締役及び取締役会**
第14条（員数） 当銀行の取締役は、3名以上とする。	（員数） 第24条 当銀行に、取締役3名以上を置く。
第15条（選任） 取締役は、株主総会において選任する。 (2) 前項の選任決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数で行う。 (3) 取締役の選任決議は、累積投票によらないものとする。	（選任決議） 第25条 取締役の選任決議は、株主総会において総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。 ② 前項の選任決議は、累積投票によらない。
第16条（任期） 取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会の終了の時までとする。 (2) 補欠として選任された取締役の任期は、前任取締役の任期の満了すべき時までとする。	（任期） 第26条 取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結の時までとする。
第17条（取締役会） 取締役をもって取締役会を組織する。 (2) 取締役会に関する事項は、取締役会の定める「取締役会規程」による。	（取締役会） 第27条 当銀行の取締役全員をもって、取締役会を組織する。
第18条（取締役会の招集権者）	② 取締役会は、法令に別段の定めがある

取締役会は取締役頭取が招集する。取締役頭取に事故あるときは、取締役会の決議をもって予め定めた順序により他の取締役がこれに代わる。	場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、頭取がこれに当り、頭取に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
第19条（取締役会の招集手続） 取締役会の招集通知は、各取締役および監査役に対し、会日の3日前までにこれを発する。ただし、緊急の場合は期間をさらに短縮することができる。 (2) 取締役会は、取締役および監査役全員の同意があるときは、招集の手続を経ないで開くことができる。	③ 取締役会の招集通知は、各取締役及び各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。
第20条（取締役会の決議方法） 取締役会の決議は、取締役の過半数が出席し、出席した取締役の過半数で行う。	④ 取締役会の決議は、法令に別段の定めがある場合を除き、取締役の過半数が出席し、その出席取締役の過半数をもって行う。
第21条（取締役会の議事録） 取締役会における議事の経過の要領およびその結果については、これを議事録に記載または記録し、出席した取締役および監査役がこれに記名押印または電子署名を行う。	
第22条（役付取締役および代表取締役） 当銀行は、取締役会の決議をもって、取締役会長、取締役副会長、取締役頭取、取締役副頭取、専務取締役および常務取締役若干名を選任することができる。 (2) 前項の役付取締役のうちより、取締役会の決議をもって、代表取締役若干名を選任する。 (3) 取締役頭取に事故があるときは、取締役会の決議をもって予め定めた順序に従い、他の取締役が取締役頭取の職務を行う。	（代表取締役、役付取締役） 第28条 取締役会の決議をもって、当銀行を代表する取締役若干名を定める。 ② 取締役会の決議をもって、取締役の中から取締役会長、頭取各1名、取締役副会長、副頭取、専務取締役、常務取締役各若干名を定めることができる。
	（取締役の職掌） 第29条 取締役会長は、取締役会を統理する。 ② 取締役副会長は、取締役会長を補佐する。 ③ 頭取は、取締役会の決議を執行し、当銀行全般の業務を統轄する。頭取に事故があるときは、副頭取、専務取締役、常務取締役の順序によりこれに当る。 ④ 副頭取、専務取締役及び常務取締役は、頭取を補佐し、当銀行の常務を執行する。
第23条（取締役の報酬） 取締役の報酬は、株主総会の決議をもって定める。	
第5章 監査役および監査役会	第6章 監査役及び監査役会
第24条（員数） 当銀行の監査役は、3名以上とする。	（員数） 第30条 当銀行に、監査役3名以上を置く。
第25条（選任） 監査役は、株主総会において選任する。 (2) 前項の選任決議は、総株主の議決権の	（選任決議） 第31条 監査役の選任決議は、株主総会において総株主の議決権の3分の1以上を有

3分の1以上を有する株主が出席し、その議決権の過半数で行う。	する株主が出席し、その議決権の過半数をもって行う。
第26条（任期） 監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会の終結の時までとする。 (2) 補欠として選任された監査役の任期は、前任監査役の任期の満了すべき時までとする。	（任期） 第32条 監査役の任期は、就任後4年内の最終の決算期に関する定時株主総会終結の時までとする。
第27条（監査役会） 監査役をもって監査役会を組織する。 (2) 監査役会に関する事項は、監査役会の定める「監査役会規程」による。	（監査役会） 第33条 当銀行の監査役全員をもって、監査役会を組織する。
第28条（監査役会の招集手続） 監査役会の招集通知は、各監査役に対し会日の3日前までにこれを発する。ただし、緊急の場合は期間をさらに短縮することができる。 (2) 監査役会は、監査役全員の同意があるときは、招集の手続を経ないで開くことができる。	② 監査役会の招集通知は、各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③ 監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。
第29条（監査役会の議事録） 監査役会における議事の経過の要領およびその結果については、これを議事録に記載または記録し、出席した監査役がこれに記名押印または電子署名を行う。	
第30条（常勤の監査役） 監査役は、互選により、常勤の監査役を定める。	（常任監査役） 第34条 監査役は、互選により常任監査役を定める。常任監査役は、常勤とする。
第31条（監査役の報酬） 監査役の報酬は、株主総会の決議をもって定める。	
第6章 計算	**第7章 計算**
第32条（営業年度および決算日） 当銀行の営業年度は、毎年4月1日から翌年3月31日までとし、毎営業年度の末日を決算日とする。	（営業年度及び決算期） 第35条 当銀行の営業年度は、毎年4月1日から翌年3月31日までとし、営業年度の末日を決算期とする。
第33条（利益処分） 毎決算期の未処分利益金は、法令に別段の定めがある場合を除くほか、株主総会の決議をもってこれを処分する。	
第34条（利益配当） 利益配当金は、毎年3月31日の最終の株主名簿に記載または記録された株主または登録質権者に支払うものとする。	（利益配当） 第36条 利益配当金は、決算期における最終の株主名簿に記載または記録された株主または登録質権者に支払うものとする。
第35条（中間配当） 当銀行は、取締役会の決議により、毎年9月30日現在の株主名簿に記載または記録された株主または登録質権者に対し、商法293条の5の規定による金銭の分配（以下中間配当という）を行うことができる。	（中間配当） 第37条 当銀行は、取締役会の決議により毎年12月31日における最終の株主名簿に記載または記録された株主または登録質権者に対し商法第293条ノ5の規定による金銭の分配（本定款において中間配当という）を行うことができる。

第 36 条（配当金支払義務の免除） 利益配当金および中間配当金は、その支払開始の日から満 5 年を経過したときは、当銀行はその支払の義務を免れるものとする。 (2)　未払利益配当金ならびに未払中間配当金については利息を付さない。 **第 7 章　附則** 第 37 条（設立に際して発行する株式） 当銀行の設立に際して発行する株式の総数は、額面株式 800,000 株とし、その発行価額は、1 株につき 5 万円とする。 第 38 条（第 1 回営業年度） 当銀行の第 1 回営業年度は、第 29 条の規定にもかかわらず会社設立の日より平成 9 年 3 月 31 日までとする。 第 39 条（設立当初の取締役および監査役の任期） 当銀行の設立当初の取締役および監査役の任期は、第 15 条および第 24 条の規定にかかわらず、就任後 1 年以内の最終の決算期に関する定時株主総会終結の時までとする。 第 40 条（発起人の名称、住所） 発起人の名称、住所は、次のとおりとする。 （住所）東京都千代田区九段南一丁目 3 番 1 号 （名称）株式会社さくら銀行 取締役頭取　橋本　俊作	（優先株式の転換と配当） 第 38 条　第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式及び第五種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が 4 月 1 日から 12 月 31 日までになされたときは 4 月 1 日に、翌年 1 月 1 日から同年 3 月 31 日までになされたときは同年 1 月 1 日に、それぞれ転換があったものとみなしてこれを支払う。 （利益配当金等の除斥期間） 第 39 条　利益配当金及び中間配当金が支払開始の日から 5 年を経過してもなお受領されないときは、当銀行はその支払義務を免れる。 **附則** （合併後最初の優先配当金） 第 1 条　株式会社わかしお銀行と株式会社三井住友銀行の合併後最初の決算期については優先配当金の額は、第 10 条の規定にかかわらず、次のとおりとする。 第一種優先株式　発行に際して取締役会の決議をもって定める額から平成 14 年 12 月 31 日を基準日として株式会社三井住友銀行の第 1 回第一種優先株式に支払われた優先中間配

	当金の1,000株当りの額を控除した額 第二種優先株式　発行に際して取締役会の決議をもって定める額から平成14年12月31日を基準日として株式会社三井住友銀行の第2回第一種優先株式に支払われた優先中間配当金の1,000株当りの額を控除した額 第三種優先株式　発行に際して取締役会の決議をもって定める額から平成14年12月31日を基準日として株式会社三井住友銀行の第五種優先株式に支払われた優先中間配当金の1,000株当りの額を控除した額
第41条（監査役の任期の伸長） 平成15年3月期に関する定時株主総会終結前に在任する監査役の任期については、第26条中「就任後4年内」とあるを「就任後3年内」と読み替えるものとする。	（監査役の任期の伸長） 第2条　平成15年3月期に関する定時株主総会終結前に在任する監査役の任期については、第32条中「4年内」とあるを「3年内」と読み替えるものとする。

（別紙 2）

第一種優先株式発行要項

1．名称
　株式会社三井住友銀行第一種優先株式
2．定款第 17 条において払込金相当額とみなす額
　1 株につき 3,000,000 円
3．優先配当金額
　1 株につき 10,500 円
4．優先株主に対する中間配当金額
　1 株につき 10,500 円
5．普通株式への転換
(1) 転換請求期間
発行日から平成 21 年 2 月 26 日まで。
ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。
(2) 転換の条件
①当初転換価額
当初転換価額は 980,000 円とする。
②転換価額の修正
転換価額は、平成 15 年 8 月 1 日から平成 20 年 8 月 1 日までの毎年 8 月 1 日（以下「修正日」という）に、各修正日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）に修正される。
修正後転換価額は、10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、修正後転換価額が 980,000 円（以下「下限転換価額」という。ただし、下記③により調整される）を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ 45 取引日目から各修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は③に準じて調整される。
③転換価額の調整
(a)第一種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式（以下「転換価額調整式」という）により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は 10 円の位まで算出し、その 10 円の位を四捨五入する。
ただし、転換価額調整式により算出される調整後転換価額が 100,000 円を下回る場合には、100,000 円を調整後転換価額とする。
(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。
(ⅱ)株式分割により普通株式を発行する場合
　株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。
　ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前で

あるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(iii)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

(b) 合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。

(c) 転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記(a)(ii)ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記(a)に準じて調整される。

(d) 転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

(e) 転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当銀行の発行済普通株式数とする。

④転換により発行すべき普通株式数

第一種優先株式の転換により発行すべき当銀行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

⑤転換により発行する株式の内容

株式会社三井住友銀行普通株式

(3) 一斉転換

①転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第一種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。

②前項の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

以　上

（別紙 3）

第二種優先株式発行要項

1．名称

株式会社三井住友銀行第二種優先株式

2．定款第 17 条において払込金相当額とみなす額

1 株につき 3,000,000 円

3．優先配当金額

1 株につき 28,500 円

4．優先株主に対する中間配当金額

1 株につき 28,500 円

5．普通株式への転換

(1) 転換請求期間

平成 17 年 8 月 1 日から平成 21 年 2 月 26 日まで。
ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

(2) 転換の条件

①当初転換価額

当初転換価額は、平成 17 年 8 月 1 日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）に修正される。
当初転換価額は、10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、当該価額が 980,000 円を下回る場合には、当初転換価額は 980,000 円とする（ただし、下記③により調整される）。

②転換価額の修正

転換価額は、平成 18 年 8 月 1 日から平成 20 年 8 月 1 日までの毎年 8 月 1 日（以下「修正日」という）に、各修正日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）に修正される。
修正後転換価額は、10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、修正後転換価額が 980,000 円（以下「下限転換価額」という。ただし、下記③により調整される）を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ 45 取引日目から各修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は③に準じて調整される。

③転換価額の調整

(a) 第二種優先株式発行後、次の(i)から(iii)までの何れかに該当する場合には、転換価額は、下記の算式（以下「転換価額調整式」という）により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は 10 円の位まで算出し、その 10 円の位を四捨五入する。
ただし、転換価額調整式により算出される調整後転換価額が 100,000 円を下回る場合には、100,000 円を調整後転換価額とする。

(i) 転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌

日を、調整後転換価額の適用開始日とする。

(ii) 株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(iii) 転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

(b) 合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。

(c) 転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記(a)(ii)ただし書きの場合には株主割当日）に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。

ただし、平均値の計算は、10 円の位まで算出し、その 10 円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ 45 取引日目から当該適用開始日までの間に上記(a)により転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記(a)に準じて調整される。

(d) 転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

(e) 転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の 1 ヵ月前の日における当銀行の発行済普通株式数とする。

④転換により発行すべき普通株式数

第二種優先株式の転換により発行すべき当銀行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

⑤転換により発行する株式の内容

株式会社三井住友銀行普通株式

(3) 一斉転換

①転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第二種優先株式 1 株の払込金相当額を一斉転換日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は 10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、当該平均値が 500,000 円を下回るときは、第二種優先株式 1 株の払込金相当額を 500,000 円で除して得られる数の普通株式となる。

②前項の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

以　上

（別紙 4）

第三種優先株式発行要項

1．名称
　株式会社三井住友銀行第三種優先株式
2．定款第 17 条において払込金相当額とみなす額
　1 株につき 1,000,000 円
3．優先配当金額
　1 株につき 13,700 円
4．優先株主に対する中間配当金額
　1 株につき 13,700 円
5．普通株式への転換
(1) 転換請求期間
発行日から平成 21 年 9 月 30 日まで。
ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。
(2) 転換の条件
①当初転換価額
当初転換価額は 613,000 円とする。
②転換価額の修正
転換価額は、平成 15 年 10 月 1 日から平成 18 年 10 月 1 日までの毎年 10 月 1 日（以下「修正日」という）に、各修正日に先立つ 45 取引日目に始まる 30 取引日（以下「時価算定期間」という）の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）に修正される。
修正後転換価額は、10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、修正後転換価額が 258,330 円（以下「下限転換価額」という。ただし、下記③により調整される）を下回る場合には、下限転換価額をもって修正後転換価額とする。
③転換価額の調整
(a) 第三種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式（以下「転換価額調整式」という）により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times \text{1 株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は 10 円の位まで算出し、その 10 円の位を四捨五入する。
ただし、転換価額調整式により算出される調整後転換価額が 100,000 円を下回る場合には、100,000 円を調整後転換価額とする。
(ⅰ) 転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。
(ⅱ) 株式分割により普通株式を発行する場合
　株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。
　ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。
(ⅲ) 転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができ

る株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日（無償で新株予約権を発行する場合は発行の日）または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

(b)ただし、上記②に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が生じた場合には、上記②により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

(c)合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

(d)転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記(a)(ii)ただし書きの場合には株主割当日）に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。

ただし、平均値の計算は、10 円の位まで算出し、その 10 円の位を四捨五入する。

(e)転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

(f)転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の 1 ヵ月前の日における当銀行の発行済普通株式数とする。

(g)転換価額調整式で使用する 1 株当りの払込金額とは、上記(a)(i)の場合には当該払込金額（金銭以外の財産による払込の場合にはその適正な評価額）、上記(a)(ii)の場合には 0 円、上記(a)(iii)の場合には当該転換価額または新株予約権の発行価額および行使に際しての払込金額の合計額をそれぞれいうものとする。

④下限転換価額の調整

上記③により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記③(c)により転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記③(b)に定める場合には、調整後転換価額は当該修正日以降これを適用するものとする。

⑤転換により発行すべき普通株式数

第三種優先株式の転換により発行すべき当銀行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

⑥転換により発行する株式の内容

株式会社三井住友銀行普通株式

(3) 一斉転換

①転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日（以

下「一斉転換日」という）をもって、第三種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の値の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式１株の払込金相当額を258,330円で除して得られる数の普通株式となる。

②前項の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

以　上

以　上

File No. 82-4395
Exhibit A4(a)

平成１４年１２月２日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友フィナンシャルグループ
(コード番号８３１６)
［問合せ先］　広報部長　牧　満
TEL:03-5512-2671

「株式会社三井住友フィナンシャルグループ」の設立ならびにグループ会社再編に係る契約書の締結について

株式会社三井住友銀行（頭取：西川善文）は、本日、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、三井住友銀行は三井住友フィナンシャルグループの完全子会社となりました。

また、グループ経営改革の一環として、株式会社日本総合研究所、三井住友カード株式会社および三井住友銀リース株式会社を三井住友フィナンシャルグループの完全子会社化し、また、大和証券エスエムビーシー株式会社および大和住銀投信投資顧問株式会社を三井住友フィナンシャルグループの直接投資会社化するために、本日、関係当局の認可等を前提に、

① 三井住友フィナンシャルグループと株式会社日本総研ホールディングズは、それぞれの取締役会の決議を経て、合併契約書を締結いたしました。
② 三井住友フィナンシャルグループと三井住友銀行は、三井住友カード、三井住友銀リース、大和証券エスエムビーシーおよび大和住銀投信投資顧問（以下、「４社」）に係る管理営業を三井住友フィナンシャルグループに承継させる会社分割を行うことをそれぞれの取締役会で決議し、分割契約書を締結いたしました。

以下にその概要をお知らせいたします。

記

Ⅰ．株式会社三井住友フィナンシャルグループ設立について

１．設立された完全親会社の概要

（１）商号	株式会社三井住友フィナンシャルグループ
（２）本店所在地	東京都千代田区有楽町１丁目１番２号

（3）資本金	1兆円	
（4）事業の内容	傘下子会社の経営管理およびそれに附帯する業務	
（5）取締役及び監査役の氏名	取締役会長（代表取締役）	岡田明重
	取締役社長（代表取締役）	西川善文
	専務取締役（代表取締役）	奥正之
	専務取締役（代表取締役）	門脇英晴
	取締役	栗山道義
	取締役	塚本武正
	取締役（社外）	山内悦嗣
	取締役（社外）	山川洋一郎
	常任監査役	紀伊博
	常任監査役	平野豊三郎
	非常勤監査役（社外）	那須翔
	非常勤監査役（社外）	大西勝也
	非常勤監査役（社外）	伊藤助成

2．株式会社三井住友銀行主要株主の異動

（1）当該異動に係る主要株主の名称
株式会社三井住友フィナンシャルグループ

（2）当該異動の前後における当該主要株主の所有議決権の数およびその総株主の議決権に対する割合
異動前　　　　　0個（0.00％）
異動後　5,709,424個（100.00％）

（3）当該異動の年月日
平成14年12月2日

II．三井住友フィナンシャルグループと日本総研ホールディングズとの合併契約書締結について

1．合併の目的

グループ経営改革の一環として、日本総研ホールディングズと合併することにより、日本総研ホールディングズの完全子会社である日本総合研究所を三井住友フィナンシャルグループの完全子会社とするものであります。

2．合併の要旨

（1）合併の方法

法手続上、三井住友フィナンシャルグループを存続会社とします。

なお、当社にとって、本件合併は商法第413条の3第1項の簡易合併の要件を充足するものであり、商法第408条第1項の株主総会による合併契約書の承認を得ずに行うものです。

（2）合併比率

日本総研ホールディングズの普通株式1株に対し、三井住友フィナンシャルグループの普通株式0.021株を割当交付します。

（注）①合併比率の算定根拠

合併比率については、株式会社グローバル マネジメント ディレクションズおよび大和証券エスエムビーシー株式会社による以下の分析、比率算定結果を参考として当事者間で協議し、決定いたしました。

（ア）株式会社グローバル マネジメント ディレクションズによる分析、比率算定

「市場株価方式」による株式移転前の三井住友銀行の普通株式1,000株当たりの株主価値と、「ＤＣＦ方式」を中心とする会社分割前の日本総合研究所（現日本総研ホールディングズ）の普通株式1株当たりの株主価値の分析、それらを総合的に勘案した比率算定

（イ）大和証券エスエムビーシー株式会社による分析、比率算定

「市場株価方式」による株式移転前の三井住友銀行の普通株式1,000株当たりの株主価値と、「ＤＣＦ方式」および「類似会社比較法」を中心とする会社分割前の日本総合研究所（現日本総研ホールディングズ）の普通株式1株当たりの株主価値の分析、それらを総合的に勘案した比率算定

②合併により発行する新株式　普通株式　86,576.53株

（3）合併により増加する資本金

本件合併に際し、資本金の増加はありません。

（4）合併交付金

本件合併に際し、合併交付金の支払いは行いません。

（5）合併期日

平成１５年２月１日（土）予定（合併登記　平成１５年２月３日（月）予定）

（6）その他

本件合併による三井住友フィナンシャルグループの取締役および監査役の変更はありません。

3．合併当事者の概要

商　　　　　号	株式会社三井住友フィナンシャルグループ	株式会社日本総研ホールディングズ
設　立　年　月	平成14年12月	昭和44年2月
本 店 所 在 地	東京都千代田区	東京都千代田区
代　表　者	西川　善文	奥山　俊一
事 業 の 内 容	子会社の経営管理	子会社の経営管理
資　本　金	1兆円	30億円
発行済株式総数		
普 通 株 式	5,709千株	4,123千株
優 先 株 式	第一種優先株式　67千株 第二種優先株式　100千株 第三種優先株式　800千株	
株 主 資 本	2兆9,989億円	398億円
総　資　産	2兆9,989億円	399億円
決　算　期	3月31日	3月31日
従 業 員 数	95名	10名
大株主および持株比率	普通株式 ・住友生命保険相互会社（4.00%） ・日本トラスティ･サービス信託銀行株式会社（信託口）（3.69%） ・日本生命保険相互会社（3.57%） ・三菱信託銀行株式会社（信託口）（3.24%） ・太陽生命保険相互会社（2.13%） 優先株式 ・株式会社整理回収機構（100%）	三井住友銀リース株式会社（22.80%） 三井住友カード株式会社（21.83%） 銀泉株式会社（5.65%） 株式会社三井住友銀行（4.85%） 住友商事株式会社（4.46%）

（注1）三井住友フィナンシャルグループの株主資本および総資産は、株式移転の日に三井住友銀行に現存する純資産額となりますが、同日の決算は確定しておりませんので、平成14年9月30日現在の三井住友銀行の純資産額をもって記載しております。
また、大株主および持株比率についても、平成14年3月31日現在の三井住友銀行の株主の状況に基づき、株式移転の際の株式移転比率を勘案して記載しております。
（注2）日本総研ホールディングズの概要につきましては、平成14年11月1日現在の内容を記載しております。

4．合併後の状況

商　　　　　号	株式会社三井住友フィナンシャルグループ
本 店 所 在 地	東京都千代田区有楽町1丁目1番2号
代　表　者	西川　善文
資　本　金	1兆円
発行済株式総数	6,763千株
総　資　産	3兆388億円
決　算　期	3月31日

5．業績に及ぼす影響

本年11月25日に公表いたしました三井住友フィナンシャルグループの業績予想に修正はありません。

Ⅲ. 三井住友フィナンシャルグループと三井住友銀行との分割契約書締結について

1．会社分割の目的

グループ経営改革の一環として、三井住友カード、三井住友銀リースを三井住友フィナンシャルグループの完全子会社に、大和証券エスエムビーシー、大和住銀投信投資顧問を三井住友フィナンシャルグループの直接投資会社とするために、本件会社分割を実施するものであります。

2．会社分割の要旨

（1）分割の方法
当社を承継会社とし、三井住友銀行を分割会社とする分割型吸収分割。
なお、承継会社である当社にとって、本件会社分割は商法第 374 条の 23 第 1 項の簡易分割の要件を充足するものであり、商法第 374 条の 17 第 1 項の株主総会の承認を得ずに行うものです。

（2）株式の割当
承継会社である当社は、三井住友銀行の完全親会社であるので、三井住友銀行の株式に対する当社の株式の割当ては行いません。

（3）分割により増加する資本金等
本件会社分割に際し、資本金等の増加はありません。

（4）分割交付金
本件会社分割に際し、分割交付金の支払いは行いません。

（5）当社が承継する権利義務
三井住友銀行の４社に係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。

（6）債務履行の見込み
本件会社分割後の分割会社（三井住友銀行）および承継会社（三井住友フィナンシャルグループ）の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断いたしました。

（7）分割期日
平成１５年２月１日（土）予定（分割登記　平成１５年２月３日（月）予定）

３．分割当事者の概要

商号	株式会社三井住友フィナンシャルグループ	株式会社三井住友銀行
設立年月	平成14年12月	明治45年3月
本店所在地	東京都千代田区	東京都千代田区
代表者	西川　善文	西川　善文
資本金	1兆円	1兆3,267億円
事業の内容	子会社の経営管理	銀行業
発行済株式総数		
普通株式	5,709千株	5,709,424千株
優先株式	第一種優先株式　67千株 第二種優先株式　100千株 第三種優先株式　800千株	第1回第一種優先株式　67,000千株 第2回第一種優先株式　100,000千株 第五種優先株式　800,000千株
株主資本	2兆9,989億円	2兆9,989億円
総資産	2兆9,989億円	98兆9,009億円
決算期	3月31日	3月31日
従業員数	95名	21,940名
大株主および持株比率	普通株式 ・住友生命保険相互会社（4.00%） ・日本トラスティ・サービス信託銀行株式会社（信託口）（3.69%） ・日本生命保険相互会社（3.57%） ・三菱信託銀行株式会社（信託口）（3.24%） ・太陽生命保険相互会社（2.13%） 優先株式 ・株式会社整理回収機構（100%）	株式会社三井住友フィナンシャルグループ（100.00%）

（注1）三井住友フィナンシャルグループの株主資本および総資産は、株式移転の日に三井住友銀行に現存する純資産額となりますが、同日の決算は確定しておりませんので、平成14年9月30日現在の三井住友銀行の純資産額をもって記載しております。
また、大株主および持株比率についても、平成14年3月31日現在の三井住友銀行の株主の状況に基づき、株式移転の際の株式移転比率を勘案して記載しております。

（注2）三井住友銀行の概要につきましては、大株主および持株比率を除き平成14年9月30日現在の内容を記載しております。
大株主および持株比率については、株式移転後の状況を記載しております。

４．承継する営業の内容

（1）管理営業の内容

三井住友銀行が行っている４社に係る経営管理

（2）管理営業の資産、負債の項目および金額

（単位：億円、平成14年11月30日現在）

資産		負債	
項目	帳簿価額	項目	帳簿価額
固定資産	4,941		－
合計	4,941	合計	－

５．業績に及ぼす影響

本年１１月２５日に公表いたしました三井住友フィナンシャルグループの業績予想に修正はありません。

以　上

File No. 82-4395
Exhibit A4(a)
(English Translation)

Establishment of Sumitomo Mitsui Financial Group, Inc. and Agreements Concerning Realignment of Group Companies

TOKYO, December 2, 2002 --- Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Yoshifumi Nishikawa) established today Sumitomo Mitsui Financial Group, Inc. (SMFG), which is the parent holding company of SMBC, through the transfer of shares. Accordingly, Sumitomo Mitsui Banking Corporation has become a wholly-owned subsidiary of SMFG.

Moreover, as a part of the "Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group"(announced on July 30, 2002), SMFG today signed agreements as follows in order for The Japan Research Institute, Limited, Sumitomo Mitsui Card Company, Limited and SMBC Leasing Company, Limited to become its wholly-owned subsidiaries and for Daiwa Securities SMBC Co., Ltd. and Daiwa SB Investments, Ltd. to become the directly invested companies, subject to the approval of the relevant authorities:

i) SMFG and The Japan Research Institute Holdings, Ltd. signed their merger agreement after the approval of the Board of Directors of both companies,

ii) SMFG and SMBC signed the corporate split agreement, after the approval of the Board of Directors of both companies to conduct the corporate split, which transfers the functions for management business of "Four Companies": Sumitomo Mitsui Card Company, SMBC Leasing Company, Daiwa Securities SMBC, and Daiwa SB Investments, to SMFG.

Details of these actions are as follows:

I. Establishment of SMFG

1. Information Regarding Newly Established Holding Company

(1) Trade Name: Sumitomo Mitsui Financial Group, Inc.

(2) Head Office Address: 1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo

(3) Capital Stock: One trillion yen

(4) Business Description: Management of subsidiaries within the Group and relevant ancillary businesses

(5) Directors and Corporate Auditors:

Chairman of the Board (Representative Director)	Akishige Okada
President and CEO (Representative Director)	Yoshifumi Nishikawa
Senior Managing Director (Representative Director)	Masayuki Oku
Senior Managing Director (Representative Director)	Hideharu Kadowaki
Director	Michiyoshi Kuriyama
Director	Takemasa Tsukamoto
Director (Outside Director)	Yoshiaki Yamauchi
Director (Outside Director)	Yoichiro Yamakawa

Corporate Auditor (Full time)	Hiroshi Kii
Corporate Auditor (Full time)	Toyosaburo Hirano
Corporate Auditor (Part-time, Outside Corporate Auditor)	Shoh Nasu
Corporate Auditor (Part-time, Outside Corporate Auditor)	Katsuya Onishi
Corporate Auditor (Part-time, Outside Corporate Auditor)	Josei Itoh

2. Change in SMBC's Principal Shareholders

(1) Names of Principal Shareholders Relevant to Change:
Sumitomo Mitsui Financial Group, Inc.

(2) Number of Principal Shareholders' Voting Rights and Percentage to Total Voting Rights:

Before the Change	0	(0.00%)
After the Change	5,709,424	(100.00%)

(3) Date of Change: December 2, 2002

II. Conclusion of Merger Agreement between SMFG and Japan Research Institute Holdings

1. Objective of Merger

As a part of the "Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group", SMFG will merge with Japan Research Institute Holdings to become the holding company of Japan Research Institute, which is currently a wholly-owned subsidiary of Japan Research Institute Holdings.

2. Outline of Merger

(1) Method of Merger
SMFG will be the surviving entity in legal terms; the merger is in accordance with the requirement for small-scale merger as defined in Clause 1 of Article 413-3 of the Commercial Code of Japan and is executed without the approval of a shareholders' meeting on the merger agreement as defined in Clause 1 of Article 408 of the Code.

(2) Share Exchange Ratio
0.021 of SMFG's ordinary share will be allotted to each of Japan Research Institute Holdings' ordinary share.
(Notes)

(i) Basis for calculation of share exchange ratio

The share exchange ratio is agreed between both parties referring to the results of the evaluation and calculation by Global Management Directions, Limited and Daiwa Securities SMBC, Ltd. conducted as follows:

a) Evaluation and Calculation by Global Management Directions:

The evaluation of the value for 1,000 of SMBC's ordinary shares based on the market price analysis and the value for one of Japan Research Institute's share before the corporate split (current Japan Research Institute Holdings) based mainly on discounted cash flow (DCF) analysis, and the ratio calculation which comprehensively refers these values and other factors

b) Evaluation and Calculation by Daiwa Securities SMBC:

The evaluation of the value for 1,000 of SMBC's ordinary shares based on the market price analysis and the value for one of Japan Research Institute's share before the corporate split (current Japan Research Institute Holdings) based mainly on DCF analysis and the comparable companies analysis, and the ratio calculation which comprehensively refers these values and other factors

(ii) Number of shares issued with merger

Ordinary shares	86,576.53

(3) Increase in Capital Stock through Merger

There will be no increase in capital stock on the occasion of this merger.

(4) Monies Payable on Occasion of Merger

There will be no monies payable on the occasion of this merger.

(5) Date of Merger

The merger is scheduled on February 1, 2003 (Saturday)

(Registration of the merger is scheduled on February 3, 2003 (Monday))

(6) Other Information

There is no change regarding directors and corporate auditors of SMFG on the occasion of this merger.

3. Information Regarding Merging Companies

Trade Name	Sumitomo Mitsui Financial Group, Inc.	The Japan Research Institute Holdings, Ltd.
Establishment	December, 2002	February, 1969
Head Office Address	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo
Representative	Yoshifumi Nishikawa	Shunichi Okuyama
Business Description	Management of subsidiaries	Management of subsidiaries
Capital Stock	1 trillion yen	3 billion yen
Number of Shares Issued Ordinary Shares Preference Shares	5,709 thousand(t.) Preference Shares (Type 1) 67 t. Preference Shares (Type 2) 100 t. Preference Shares (Type 3) 800 t.	4,123 thousand
Shareholders' Equity	2,998.9 billion yen	39.8 billion yen
Total Assets	2,998.9 billion yen	39.9 billion yen
Fiscal Year End	March 31st	March 31st
Number of Employees	95	10
Principal Shareholders and Percentage of Shares Outstanding	Ordinary Shares: Sumitomo Life Insurance Co. (4.00%), Japan Trustee Services Bank, Ltd.(Trust Account) (3.69%), Nippon Life Insurance Co. (3.57%), The Mitsubishi Trust and Banking Co., Ltd. (Trust Account) (3.24%), The Taiyo Mutual Life Insurance Co. (2.13%) Preference Shares: The Resolution and Collection Corporation (100%)	SMBC Leasing Co., Ltd. (22.80%), Sumitomo Mitsui Card Co., Ltd. (21.83%), Gin-sen Corporation (5.65%), Sumitomo Corporation (4.46%), Sumitomo Mitsui Banking Corporation (4.85%)

(Note 1) Stockholders' equity and total assets of SMFG, which should be the amount of stockholders' equity of SMBC as of the share-transfer date, are substituted for the amount of SMBC's stockholders' equity as of September 30, 2002, because financial results are inconclusive at the time of share transfer; principal shareholders and percentage of shares outstanding are calculated based on the number of SMBC shareholders as of March 31, 2002 and calculated using the share exchange ratio as of the share-transfer date.

(Note 2) Information on The Japan Research Institute Holdings, Ltd. is as of November 1, 2002.

4. Information after Merger

Trade Name	Sumitomo Mitsui Financial Group, Inc.
Head Office Address	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Representative	Yoshifumi Nishikawa
Capital Stock	1 trillion yen
Number of Total Shares Issued	6,763 thousand
Total Assets	3,038.8 billion yen
Fiscal Year End	March 31st

5. Effect of Merger on Earnings Forecast

There will be no change in SMFG's earnings forecast for FY 2002 announced on November 25, 2002.

III. Conclusion of Corporate Split Agreement between SMFG and SMBC

1. Objective of Corporate Split

As a part of the "Actions for Fortifying the Corporate Structure of Sumitomo Mitsui Banking Corporation Group", SMFG will conduct a corporate split in order for Sumitomo Mitsui Card Company and SMBC Leasing Company to become wholly-owned subsidiaries, and for Daiwa Securities SMBC and Daiwa SB Investments to become the directly invested companies.

2. Details of Corporate Split

(1) Method of Corporate Split
SMFG will succeed the business divided from SMBC through the process of a corporate split; the corporate split is in accordance with the requirement for a small-scale split as defined in Clause 1 of Article 374-23 of the Commercial Code of Japan and is executed without approval of a shareholders' meeting as defined in Clause 1 of Article 374-17 of the Code.

(2) Allotment of Shares
There will be no allotment of SMFG's shares to SMBC's shares as the succeeding SMFG is the holding company of SMBC.

(3) Increase in Capital Stock through Split
There will be no increase in capital stock on the occasion of this split.

(4) Monies Payable on Occasion of Split

There will be no monies payable on the occasion of this split.

(5) Claims and Obligations Succeeded by Split

SMFG will succeed the assets and liabilities for SMBC's management business of "Four Companies": Sumitomo Mitsui Card Company, SMBC Leasing Company, Daiwa Securities SMBC, and Daiwa SB Investments, and related claims and obligations, and positions under contract.

(6) Prospect for Fulfillment of Obligations

Obligations of the divided company (SMBC) and the succeeding company (SMFG) after this split are expected to be fulfilled at the due dates.

(7) Date of Corporate Split

Scheduled on February 1, 2003 (Saturday) (Registration scheduled on February 3, 2003)

3. Information Regarding Concerned Companies

Trade Name	Sumitomo Mitsui Financial Group, Inc.	Sumitomo Mitsui Banking Corporation
Establishment	December, 2002	March, 1912
Head Office Address	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo
Representative	Yoshifumi Nishikawa	Yoshifumi Nishikawa
Business Description	Management of subsidiaries	Banking
Capital Stock	1 trillion yen	1,326.7 billion yen
Number of Shares Issued Ordinary Shares Preference Shares	5,709 thousand(t.) Preference Shares (Type 1) 67 t. Preference Shares (Type 2) 100 t. Preference Shares (Type 3) 800 t.	5,709,424 thousand(t.) Preference Shares (Series 1 Type 1) 67,000 t. Preference Shares (Series 2 Type 1) 100,000 t. Preference Shares (Type 5) 800,000 t.
Stockholders' Equity	2,998.9 billion yen	2,998.9 billion yen
Total Assets	2,998.9 billion yen	98,900.9 billion yen
Fiscal Year End	March 31st	March 31st
Number of Employees	95	21,940
Principal Shareholders and Percentage of Shares Held	Ordinary Shares: Sumitomo Life Insurance Co. (4.00%), Japan Trustee Services Bank, Ltd.(Trust Account) (3.69%), Nippon Life Insurance Co. (3.57%), The Mitsubishi Trust and Banking Co., Ltd. (Trust Account) (3.24%), The Taiyo Mutual Life Insurance Co. (2.13%) Preference Shares: The Resolution and Collection Corporation (100%)	Sumitomo Mitsui Financial Group, Inc. (100.00%)

(Note 1) Stockholders' equity and total assets of SMFG, which should be the amount of stockholders' equity of SMBC as of the share-transfer date, are substituted for the amount of SMBC's stockholders' equity as of September 30, 2002, because financial results are inconclusive at the time of share transfer; principal shareholders and percentage of shares outstanding are calculated based on the number of SMBC shareholders as of March 31, 2002 and calculated using the share exchange ratio as of the share-transfer date.

(Note 2) Information on SMBC is as of September 30, 2002 except for the data on principal shareholders and percentage of shares outstanding, which describes the situation after the share transfer.

4. Description of Business Transferred

(1) Description of Management of Subsidiaries

The management business of the "Four Companies", of which SMBC is currently in charge

(2) Items and Amounts of Assets and Liabilities Regarding Subsidiary Management

(Unit: billion yen, as of November 30, 2002)

Assets		Liabilities	
Items	Book value	Items	Book value
Fixed Assets	494.1		-
Total	494.1	Total	-

5. Effect of Corporate Split on Earnings Forecast

There will be no change in SMFG's earnings forecast for FY 2002 announced on November 25, 2002.

File No. 82-4395
Exhibit A4(b)

平成 14 年 12 月 5 日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友フィナンシャルグループ
（コード番号８３１６）

一部報道について

昨日来、あおぞら銀行の買収に係る報道がなされております。
当社としては、検討を始めたところであり、まだ具体的には何も決まっておりません。

以　上

File No. 82-4395
Exhibit A4(b)
(English Translation)

Comments on Media Report

TOKYO, December 5, 2002 --- Regarding the purchase of Aozora Bank, Ltd. reported in the media, Sumitomo Mitsui Financial Group, Inc. commented that it has just begun to examine the purchase and nothing concrete has been decided.

File No. 82-4395
Exhibit A4(c)

平成14年12月10日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

United Air Lines, Inc.関連航空機ファイナンスに対する債権の取立不能のおそれについて

当社の子会社株式会社三井住友銀行および SMBC Leasing & Finance, Inc.の取引先である United Air Lines, Inc.及び持株会社UAL Corporationに下記の事実が発生したことにより、同社関連の航空機ファイナンスに対する債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1. UAL Corporationの概要
　(1)所在地　　　米国イリノイ州エルク・グローブ
　(2)代表者の氏名　グレン・ティルトン
　(3)資本金　　　4,996百万ドル(平成13年12月31日現在)
　(4)事業の内容　　航空会社

2. 生じた事実
　平成14年12月9日（米国現地時間）に、米国連邦破産法第11条の適用を申請。

3. United Air Lines, Inc.関連航空機ファイナンスに対する債権額
　株式会社三井住友銀行　　　108百万ドル
　SMBC Leasing & Finance, Inc.　6百万ドル

4. 当社の業績の見通し
　平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

File No. 82-4395
Exhibit A4(c)
(English Translation)

Sumitomo Mitsui Financial Group Announces the Risk of Irrecoverability of the Claims on aircraft finance transactions related to United Air Lines, Inc.

TOKYO, December 10, 2002: Sumitomo Mitsui Financial Group ("SMFG") announced today that its subsidiaries, Sumitomo Mitsui Banking Corporation, and SMBC Leasing and Finance, Inc. might have a risk of irrecoverability of the claims (details below) on aircraft finance transactions related to United Air Lines, Inc. and its holding company, UAL Corporation.

1. UAL Corporation
   (1) Address: Elk Grove, Illinois, U.S.A.
   (2) Chairman: Glenn Tilton
   (3) Capital: US$4,996 million (as of December 31, 2001)
   (4) Business: Air transportation

2. Relevant facts relating to United Air Lines, Inc. and UAL Corporation
   United Air Lines, Inc. and its holding company UAL Corporation filed a request for a petition under Chapter 11 of U.S. Bankruptcy Code on December 9, 2002.

3. Amount of claims to aircraft finance transactions related to United Air Lines, Inc.

Sumitomo Mitsui Banking Corporation	US$ 108 million
SMBC Leasing and Finance, Inc	US$ 6 million

4. Forecast of SMFG's financial results
   There is no amendment on SMFG's forecast of financial results for the year ending March 31, 2003.

File No. 82-4395
Exhibit A4(d)

平成１４年１２月２５日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

東京都千代田区有楽町１丁目１番２号
株式会社三井住友銀行

東京都千代田区神田神保町２丁目21番地１
株式会社わかしお銀行

三井住友銀行とわかしお銀行の合併について

株式会社三井住友フィナンシャルグループ（取締役社長：西川善文）は、本日、傘下の銀行である株式会社三井住友銀行（頭取：西川善文）と同行子会社である株式会社わかしお銀行（頭取：市川博康）が、関係当局の認可を前提として平成１５年３月１７日に合併することについて基本合意いたしましたので、以下の通りお知らせいたします。

１．合併の目的

(1) スモールビジネス及び個人向け金融機能の強化

近年、社会全般に亘り未曾有の構造改革が進む中で、地域の経済活動・消費生活にも大きな変化が生じてきております。そうした環境変化を新たなビジネスチャンスと捉えるとともに、景気の低迷が長期化する中で、中小企業等への円滑な金融サービスの提供が金融機関としての最重要課題となっていることを踏まえれば、当社グループにおいても、スモールビジネス及び個人向け金融機能の一層の強化を図ることが必要となっております。

わかしお銀行では、これまで首都圏に基盤を置く都市型コミュニティバンクとしてスモールビジネス、個人向けの地域密着型金融サービスに経営資源を集中し、高い専門性とローコストオペレーションのノウハウを強みとする独自のビジネスモデルを構築してまいりました。

一方、三井住友銀行では、統合の第二ステージとして持株会社体制への移行等によ

る複合金融グループとしてプラットフォーム整備を完了するとともに、戦略面では中小企業向け取引の拡充を最も重要な経営課題としてまいりました。

今般、両行は合併を行い、わかしお銀行が築き上げてきた独自のビジネスモデルに、三井住友銀行が保有するブランド力、高度な金融サービス開発力、全国規模のネットワークおよび事務・システム等の経営インフラを融合することを通じ、特に首都圏において、従来以上に高い付加価値と顧客利便性を併せ持ったスモールビジネス及び個人向け金融サービスの提供を実現することにより、お客様の期待にお応えし「複合金融グループ」としてさらなる飛躍を図ることといたしました。

(2)有価証券含み損の処理による財務基盤の強化

三井住友銀行、わかしお銀行は、合併による合併差益の活用によって大規模に有価証券含み損の財務処理を実施いたします。今回の財務処理により有価証券含み損を解消した後、保有株式の売却を積極的に進めてまいります。そうした一連の施策を通じ、株式保有制限を前倒しで余裕をもってクリアするのみならず、銀行経営の大きな不安定化要因であった株式価格変動リスクの大幅圧縮を実現いたします。

これにより合併新銀行は財務基盤の大幅強化を行うこととなりますが、加えて、今期中にリスク対応力の一層の向上を図り、来年度以降の業績のV字型回復を確実なものとして、三井住友フィナンシャルグループの株主の皆様のご期待に応えてまいります。

2. 合併の基本事項

(1)合併期日

合併期日は、平成15年3月17日(月曜日)といたします。

(2)合併形態

合併の法手続き上、株式会社わかしお銀行を存続会社といたします。

なお、わかしお銀行は、現在、三井住友銀行の100パーセント出資子会社でありますが、平成15年1月を目途に同行を三井住友フィナンシャルグループの100パーセント出資会社とします。

(3)商　　号

商号は「株式会社三井住友銀行」といたします。
英文名称は「Sumitomo　Mitsui　Banking　Corporation」といたします。

(4)経営者

新銀行の取締役会長には岡田明重（現三井住友銀行取締役会長）が、
頭取には西川善文（現三井住友銀行頭取）が就任いたします。

(5)合併比率

三井住友銀行の株主に対して交付する、わかしお銀行の株式の内容・数については、今後検討のうえ決定いたします。

(6)本店所在地

新銀行の本店は、東京都千代田区有楽町１丁目１番２号（現三井住友銀行本店所在地）に置きます。

(7)合併承認総会

平成１５年２月を目途に開催する両行の株主総会に、合併契約書の承認および合併に必要な事項の決議に関する議案を提出いたします。

３．新銀行の組織体制

合併新銀行の組織体制は、現在の三井住友銀行の組織体制の中にわかしお銀行の営業店舗およびその業務の管理・推進機能を引継ぐ、コミュニティバンキング部門（仮称）を新たに設置いたします。コミュニティバンキング部門は、わかしお銀行の営業の現況を踏まえ、独立性の高い組織として運営し、その取引先についてもこれまでの取引実績を尊重した運営を行ってまいります。また、地域型スモールビジネス・個人向け金融について、あらたな戦略的展開を図ってまいります。なお、わかしお銀行の役職員は原則的にコミュニティバンキング部門の所属となり、現在のわかしお銀行の処遇制度との継続性を重視した処遇を行う予定です。

4．合併当事者の概要

商号		株式会社三井住友銀行	株式会社わかしお銀行
設立年月		明治45年3月	平成8年6月
本店所在地		東京都千代田区	東京都千代田区
代表者		西川善文	市川博康
資本金		1兆3,267億円	208億円
事業の内容		銀行業	銀行業
発行済株式数			
	普通株式	5,709,424千株	416,620株
	優先株式	第1回第一種優先株式 67,000千株 第2回第一種優先株式 100,000千株 第五種優先株式 800,000千株	—
株主資本		2兆9,989億円	211億円
総資産		98兆9,009億円	4,889億円
決算期		3月31日	3月31日
従業員		21,940名	641名
大株主および持株比率		株式会社三井住友フィナンシャルグループ (100.00%) (平成14年12月2日現在)	株式会社三井住友銀行 (100.00%)

(注1)両行の概要につきましては、平成14年9月30日現在の内容を記載しております。

(注2)わかしお銀行の大株主及び持株比率については、同行株式を合併までに三井住友フィナシャルグループが三井住友銀行より購入し、同行は三井住友フィナンシャルグループの100%出資会社となります。

以 上

＜本件に関するお問い合わせ先＞

株式会社 三井住友フィナンシャルグループ及び

株式会社 三井住友銀行 広報部 古舘 03（5512）2678

株式会社 わかしお銀行 総合企画部 広報室 松山 03（3230）8900

Merger Between Sumitomo Mitsui Banking Corporation and The Wakashio Bank, Limited

TOKYO, December 25, 2002 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President and CEO: Yoshifumi Nishikawa), Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Yoshifumi Nishikawa), and The Wakashio Bank, Ltd. (President and CEO: Hiroyasu Ichikawa), a regional bank and a 100%-owned subsidiary of SMBC, announced today that SMBC and The Wakashio Bank have basically agreed to merge on March 17, 2003, subject to the approval of the relevant authorities.

1. Purposes of Merger

(1) Enhancement of Banking Function for Small Businesses and Individuals

Huge changes are taking place in the regional economic activities and consumers life style with the development of unprecedented structural reforms across the Japanese society. In order to realize the new business opportunities presented by these changes and to strengthen the pivotal role of providing financing to small and medium-sized enterprises under the extended weak economy, SMFG must further enhance the banking function for small businesses and individuals.

The Wakashio Bank, as an urban community bank which has its business base in the Tokyo Metropolitan area, has been concentrating its management resources on local-area-oriented financial services for small businesses and individuals to create a distinct business model grounded on highly professional services and know-how for low-cost operation.

On the other hand, SMBC in the second stage of its integration aimed for the implementation of a management platform for a financial services complex and expansion of businesses with small and medium-sized enterprises. It has completed the former through such means as the establishment of a holding company structure and has position the latter as its top priority business matter.

Under the aforementioned circumstances and conditions, SMFG has decided to make a big leap as "The New Financial Services Complex" by merging the two banks. The combination of the Wakashio Bank's business model and SMBC's established brand, high capability for developing sophisticated financial services, nation-wide network, and infrastructure, such as back office operations and systems, will enable SMFG to respond better to the expectations of small businesses and

individuals by providing financial services with further value-added and convenience especially in the Tokyo Metropolitan area.

(2) Strengthening Financial Base by Reducing Net Unrealized Losses on Stocks

The new bank will greatly reduce unrealized losses on stock portfolio by utilizing the merger surplus and will further accelerate the outright sales of stock portfolio. Through such series of actions, the new bank will not only meet the equity-holding restriction well before the effective date, but also achieve a drastic reduction in the stock price volatility risk, which have been a significant risk factor for the two banks' operations.

In addition to these actions which will substantially strengthen its financial base, the new bank will take further actions to improve its level of risk tolerance during this fiscal year to ensures the quick recovery of its business performance on and after the next fiscal year in order to meet the expectation of SMFG's stockholders.

2. Basic Items of Merger

(1) Date of Merger

The merger is scheduled on March 17, 2003 (Monday).

(2) Method of Merger

The Wakashio Bank will be the surviving entity in legal terms. The Wakashio Bank, currently the 100%-owned subsidiary of SMBC, will become a 100%-owned subsidiary of SMFG around January 2003.

(3) Trade Name

The trade name of the new entity will be Sumitomo Mitsui Banking Corporation (Kabushiki-Gaisha Mitsui Sumitomo Ginko, in Japanese).

(4) Top Management

Akishige Okada (currently SMBC's Chairman of the Board) will be the Chairman of the Board of the new bank, and Yoshifumi Nishikawa (currently SMBC's President and CEO) will be the President and CEO of the new bank.

(5) Share Exchange Ratio

The details and number of the Wakashio Bank's shares allotted to the SMBC's stockholders will be decided later.

(6) Head Office's Address

The head-office address of the new entity will be 1-2, Yurakucho 1-Chome, Chiyoda-ku, Tokyo (currently the head-office address of SMBC).

(7) Stockholders' Approval

A proposal for approval of the merger and for the resolution of necessary items for the merger will be submitted to the stockholders' meetings of both banks scheduled in February 2003.

3. Organizational Structure of New Bank

Community Banking Unit (tentative name) will be newly established within the SMBC's current organizational structure to succeed the Wakashio Bank's branches and related management and business promotion. Given the current operation of the Wakashio Bank, the Community Banking Unit will be managed as a highly independent business unit with strong consideration given to the business histories of the existing customers. The Unit will be in charge of furthering the strategic development of the local-area-oriented financial services for small businesses and individuals. The Wakashio Bank's current management and employees will in principle belong to the Community Banking Unit and come under the compensation system consistent with the current system of Wakashio Bank.

4. Information Regarding Concerned Companies

Trade Name	Sumitomo Mitsui Banking Corporation	The Wakashio Bank, Limited
Establishment	March, 1912	June, 1996
Head Office Address	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo
Representative	Yoshifumi Nishikawa	Hiroyasu Ichikawa
Capital Stock	1,326.7 billion yen	20.8 billion yen
Business Description	Banking	Banking
Number of Shares Issued Ordinary Shares Preference Shares	5,709,424 thousand (thd.) Preference Shares (Series 1 Type 1) 67,000 thd. Preference Shares (Series 2 Type 1) 100,000 thd. Preference Shares (Type 5) 800,000 thd.	416,620 thousand
Stockholders' Equity	2,998.9 billion yen	21.1 billion yen
Total Assets	98,900.9 billion yen	488.9 billion yen
Fiscal Year End	March 31st	March 31st
Number of Employees	21,940	641
Principal Stockholders and Percentage of Shares Outstanding	Sumitomo Mitsui Financial Group, Inc. (100.00%) (As of December 2, 2002)	Sumitomo Mitsui Banking Corporation (100.00%)

(Note 1) Information on both banks is as of September 30, 2002.

(Note 2) Regarding the Wakashio Bank's principal stockholders and their percentage of shares outstanding, The Wakashio Bank will be the wholly-owned subsidiary of SMFG, through SMFG's purchase of the Wakashio Bank's shares before the merger date.

File No. 82-4395
Exhibit A4(e)

経営の健全化のための計画の履行状況に関する報告書

平成14年 12月

株式会社　三井住友銀行

目　次

1．14 年9 月期決算の概況等

14 年 9 月期決算につきましては、収益動向及び計画(図表 1-1)に示したとおりであります。

[業務粗利益]

14 年 9 月期の業務粗利益は、前年同期比 486 億円増益の 8,979 億円、また国債等債券関係損益を除くベースで前年同期比 23 億円増益の 8,215 億円となりました。

内訳をみますと、子会社等からの配当の減少等により資金利益が減少する一方、シンジケーションや私募債引受といった投資銀行関連業務を中心に役務取引等利益が増益となったことや、本邦債券相場の変動やドル金利等の動向を捉えた内外債券投資により、国債等債券関係損益が増益となったこと、等が主な要因であります。

[経費]

経費につきましては、前年同期比 123 億円減少いたしました。これは、人員の削減を主な要因として人件費が 109 億円減少したほか、1 ヶ所に 2 ヶ店が併存する共同店舗の拡大や事務合理化の推進等により、物件費が 23 億円減少したことが主因であります。

[業務純益]

以上の結果、一般貸倒引当金繰入を除く業務純益は 5,767 億円と前年同期比 609 億円の増益となりました。

[臨時損益その他]

貸倒償却引当費用につきましては、不良債権処理が 2,457 億円、一般貸倒引当金繰入が 206 億円、合計 2,663 億円となりました。不良債権処理の主なものは、貸出金償却等 1,019 億円、個別貸倒引当金繰入 1,406 億円であります。

株式等関係損益につきましては、株式等売却損益及び償却のネットで 1,918 億円のマイナスとなりました。

東京都・大阪府に係る外形標準事業税につきましては、その他の経常費用として計上しておりますが、大阪府の事業税については昨年度分の納付の適用が延期となったため、昨年度に引き当てた金額のうち大阪府の分が戻し入れとなり、前年同期比 105 億円の減

少となっております。

［経常利益］

以上の結果、経常利益は前年同期比 274 億円減少の 997 億円となりました。

［特別損益］

動不動産処分損益は、経営合理化の一環として廃止した店舗・社宅等の不動産処分損のほか、現状復旧に係る除却損、解体損が発生し、96 億円の損失となりました。

また、退職給付会計基準変更時差異償却として 101 億円を計上したほか、システム統合に伴うシステム関連の除却損等により、特別損益全体では 387 億円の損失となりました。

［中間利益］

以上の結果、中間利益は前年同期比 349 億円減少の 449 億円となりました。

［中間連結決算］

連結決算の範囲につきましては、実質支配力基準、実質影響力基準に基き、判定しております。14 年 9 月期につきましては、連結子会社 147 社、持分法適用会社 38 社、計 185 社について、連結決算を実施いたしました。

連結の損益といたしましては、経常利益は前年同期比 354 億円増益の 1,499 億円、中間純利益は前年同期比 209 億円増益の 551 億円となりました。

また、14 年 9 月末の連結自己資本比率は、10.37%となりました（図表２）

［15 年 3 月期決算見込み］

15 年 3 月期決算（銀行単体）につきましては、業務純益（一般貸倒引当金繰入前）1 兆 800 億円、経常利益 1,250 億円、当期利益 300 億円を見込んでおります。

2．持株会社が継承する優先株式等の金額・条件等

(1) 根拠

当行は、13 年 4 月の発足以来、合併効果を着実に実現しつつ将来の更なる発展への基礎を固めて参りましたが、「21 世紀の新たな複合金融グループ」として一段の飛躍を図るため、銀行持株会社「株式会社三井住友フィナンシャルグループ」を 14 年 12 月に設立いたしました。

株式会社三井住友フィナンシャルグループは、発足後、今年度中を目処に三井住友カード会社、三井住友銀リース株式会社、株式会社日本総合研究所を 100%子会社とし、また大和証券エスエムビーシー株式会社、大和住銀投信投資顧問株式会社を直接投資会社とした上で、

○持株会社を核としたコーポレートガバナンス体制、経営体制、経営システム等の整備による「最適グループ経営の実現」

○企業戦略の明確化と経営の自主性強化、責任の明確化と権限委譲の推進、インセンティブの強化、経営資源の積極的投入等による「戦略事業の抜本的強化」

の２点を主眼とする「グループ経営改革」を実行し、「充実した金融サービス提供力」と「高度な収益力・財務体力」を併せ持つ複合金融グループの構築に取り組んでまいります。

(2) 発行金額、発行条件、商品性

三井住友銀行が受け入れていた公的資金につきましては、株式移転により三井住友フィナンシャルグループが新たに発行する優先株式によって、同社が受け入れることとなりました。株式移転の際、三井住友銀行の各種優先株式 1,000 株に対して、三井住友フィナンシャルグループの各種優先株式 1 株を割り当てました。三井住友フィナンシャルグループが発行する優先株式の概要は以下の通りですが、発行条件等の実質的な変更はありません。

<三井住友フィナンシャルグループが発行する優先株式>

	第一種	第二種	第三種
発行額	2,010 億円	3,000 億円	8,000 億円
残余財産分配額	3,000,000 円	3,000,000 円	1,000,000 円
優先配当金	10,500 円	28,500 円	13,700 円
優先配当率	0.35%	0.95%	1.37%
優先中間配当金	5,250 円	14,250 円	6,850 円
当初転換価額	980,000 円	平成17年8月1日の時価(注)	613,000 円
転換請求期間	平成14年12月2日～平成21年2月26日	平成17年8月1日～平成21年2月26日	平成14年12月2日～平成21年9月30日
転換価額の修正	転換請求期間中毎年8月1日の時価(注)に修正(上下両方)	転換請求期間中毎年8月1日の時価(注)に修正(上下両方)	平成15年10月1日以降平成18年10月1日までの毎年10月1日の時価(注)で修正(上下両方)
期中の下限転換価額	980,000 円	980,000 円	258,330 円
一斉転換日	平成21年2月27日	平成21年2月27日	平成21年10月1日
一斉転換の下限	500,000 円	500,000 円	258,330 円
当初発行会社および名称	住友銀行 第1回第一種	住友銀行 第2回第一種	さくら銀行 第三回(第二種)
三井住友銀行における名称	第1回第一種	第2回第一種	第五種

(注)時価は、当該日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の終値の平均値

(3) 当該自己資本の活用方針

三井住友フィナンシャルグループが受け入れました公的資金につきましては、引き続き、主として経営の健全な中堅・中小企業及び個人向け貸出増強に活用してまいる所存であります。

(4) 配当

配当につきましては、従来同様、適正な収益水準が安定的に維持できる場合において、各年度の配当額を配当性向を勘案して決定してまいりたいと考えております。なお、15

年３月期におきましては、デフレ傾向の持続等厳しい経営環境下、引き続き内部留保の蓄積による経営の安定性確保が不可欠との考えから、普通株式は1株当たり4,000円(株式移転前の普通株式１株当たり４円配当に相当)、優先株式につきましては所定の配当を予想しております。

3．経営健全化計画の履行概況

(1) 業務再構築等の進捗状況

①個人業務

［資産形成ビジネス］

金融資産形成や住宅取得のための資金調達など、お客さまのライフステージに応じた資産形成ニーズに対し、有人拠点における相談業務と、コールセンターを活用したセールスプロモーション、さらにテレホンバンキング・インターネットバンキング等のリモートチャネルを組み合わせ、お客さまに最適な商品・サービスの提供を進めております。

有人拠点としての支店には「マネーライフ・コンサルティング・デスク(ＭＣデスク)」等総合相談カウンターに専門スタッフを配置し、投資信託や外貨預金等での運用・積立ニーズ、住宅の一次・二次取得や増改築、教育資金等の借入れニーズ等、運用・調達両面の金融ニーズに対し、一元的に対応しております。「ＭＣデスク」につきましては、13 年度下期以降大幅に拡充し、14 年 9 月末の設置支店数は 263 ヶ店(14 年 3 月末対比+23 ヶ店)となりました。

また、新築物件を対象として住宅ローンの金利を優遇させていただく「新築限定ローン」の取扱いを、14 年 4 月より開始いたしました。

［資産運用ビジネス］

資産運用に関する高度かつ公平な立場からのコンサルティングを求めているお客さまに対応するため、専門性の高いフィナンシャル・コンサルタントを配置した「資産運用プラザ」を 64 ヵ所に設置しております。この「資産運用プラザ」におきましては、テレビ会議システムを備えたセミナールーム、個室等の相談スペースや大型の情報ベンダー等、資産運用相談拠点としてのインフラを整備しております。

［支払い・決済サービス］

情報・通信分野の急速な発展やライフスタイルの多様化から、個人のお客さまの支払い・決済サービスに対するニーズは多岐にわたっています。このため、当行では電話やパソコン、携帯電話などのリモートチャネルを利用した「One's ダイレクト」のレベル

アップを図るとともに、リモートチャネルと有人拠点との相互補完機能をさらに充実させ、日常取引のメインチャネルとしてお客さまの認知をいただけるよう努めております。14 年 9 月末現在、リモートチャネルの契約者数は 515 万人を数え、14 年 9 月月間の利用件数は 338 万件となっております。

さらに、コンビニエンスストアのａｍ/ｐｍとの提携によるＡＴＭ「@ＢΛＮＫ」(14 年 9 月末設置数：1,150 ヵ所)等コンビニＡＴＭを積極的に展開することで、「One's ダイレクト」と合わせて、コストを削減しつつ、利便性が高くかつ幅広いニーズに応じたきめ細やかなサービスを提供しております。

また、カードローンのご契約や三井住友カードのご利用で当行本支店のＡＴＭや@ＢΛＮＫの時間外利用手数料を優遇させていただく、等各種サービスを付与した「ポイント制　新・普通預金＜ワンズプラス＞(One's plus)」の取扱いを 11 月から開始したほか、ピーク日のカードサービスコーナーの混雑を緩和するため、毎月 25 日と翌営業日のＡＴＭ時間外手数料を無料にする取扱いを 14 年 12 月から開始いたしました。

［保険窓販への対応］

13 年 4 月より銀行による一部の保険商品の窓販が解禁されたことに伴い、住宅ローン関連の長期火災保険や海外旅行障害保険の取扱いを開始しております。また、14 年 10 月に生命保険商品等の窓口販売が解禁されたことに伴い、変額個人年金保険の取扱いを開始いたしました。

②国際業務

本邦を含むアジア域内でのマネーフローを効率的に捕捉していく為に、営業拠点の空白地となっておりました台湾に、14 年 5 月、台北支店を開設いたしました。

また、米国における業務運営の一層の効率化を図るために、14 年 7 月、ロスアンゼルス支店における記帳・勘定処理をニューヨーク支店に移管し、ロスアンゼルス支店を出張所といたしました。

③投資銀行業務

［市場型間接金融］

お客さまの多様化する資金調達ニーズに対応するため、シンジケーション業務を積極的に展開しております。14 年度上期におけるシンジケーション・アレンジの実績は、前年同期比件数ベースで約 2.3 倍、組成金額ベースで約 1.4 倍の増加となりました。

［ホールセール証券業務］

当行と大和証券グループ本社との合弁会社である大和証券ＳＭＢＣにおきましては、当行との強固な協働体制により、着実に実績を上げております。なお 14 年度上期におきましては、引き続き株式市況が低迷している等厳しい業務環境ではありましたが、Ｍ＆Ａ等の投資銀行業務が好調であったことから、単体経常利益は 80 億円と前年同期比 104 億円の増益となりました。

［リテール証券業務］

当行のグループ会社であるさくらフレンド証券と明光ナショナル証券は 15 年 4 月に合併し、ＳＭＢＣフレンド証券株式会社として発足する予定であります。両者が有する経営資源の集約と相互補完を通じて経営基盤を強化することにより、新会社がお客さまのニーズに一層お応えし、高い信頼を頂ける証券会社となる様、引き続きグループとして連携してまいります。

［信託業務］

本年 10 月に新たに信託部を設置し、信託業務の取扱いを開始いたしました。本体で兼営する信託業務につきましては、商業銀行業務との親和性の高い、資産流動化業務に関連する「金銭債権の信託」を中核として運営することにより、お客様の多様なニーズに対応したより付加価値の高い金融サービスを提供してまいります。

また、年金信託、証券代行等資産管理型の信託業務につきましては、中央三井信託銀行、三井アセット信託銀行および住友信託銀行と信託代理店契約を締結し、これら信託銀行の持つ専門性の高い信託商品・サービスを提供してまいります。

④資産運用業務

13年11月に発表いたしました、三井生命、住友生命、三井住友海上、当行の全面提携にかかる基本合意に基き、各々の運用子会社である、三井生命グローバルアセットマネジメント、住友ライフ・インベストメント、スミセイグローバル投信、三井住友海上アセットマネジメント及びさくら投信投資顧問の5社は14年12月に合併し、新たに三井住友アセットマネジメント株式会社として発足いたしました。

(2) 経営合理化の進捗状況

［総経費］

14年9月期の総経費（業務純益ベース）は、人員の削減、店舗統合の推進、事務プロセスの簡素化等、諸施策の実施により3,212億円と前年同期比123億円の削減を実現いたしました。

人件費につきましては、従業員給与の7年連続ベア凍結のほか、人員の削減を引き続き実施したことや、13年度下期に引き続き14年度上期賞与ファンドの10%カットを行った結果、1,292億円と前年同期比109億円の削減となりました。なお、役員報酬につきましては、14年1月に追加カットを実施しております。

物件費につきましては、1ヶ所に2ヶ店が併存する共同店舗の拡大や拠点集約による余剰スペースの返還・売却、事務合理化の推進等により、1,754億円と前年同期比23億円の削減を実現いたしました。

［役職員数］

14年9月末の役員数は、14年3月末比10名減少の23名となりました。なお、14年6月に相談役制度を廃止しております。

従業員数は、4月に新卒者738名の採用を実施した上で、14年3月末比377名減少の24,650名となりました。

［国内店舗・海外拠点数］

14年9月末の国内本支店数は、14年3月末比19ヶ店減少の545ヶ店となりました。なお、店舗統合効果を早期に実現する観点から、1ヶ所に2ヶ店が併存する共同店舗を

77ヶ店(うち14年度上期実施分57ヶ店)実施しており、これらを勘案いたしますと実質的な14年9月末の国内本支店数は468ヶ店となります。

海外支店につきましては、合併初年度に重複店舗の統合を完了しておりますが、一層の店舗網再編を進めております。具体的には14年5月に台北支店を開設する一方、14年7月にロスアンゼルス支店を出張所といたしました。この結果、14年9月末の海外支店数は21ヶ店となりました。

(3) 不良債権処理の進捗状況

景気低迷による債務者の業況悪化や担保価値の下落が続く中、14年9月期の不良債権処理額は、一般貸倒引当金を含め2,663億円となりました。処理額の内容としては、不良債権の新規発生等の資産劣化に伴う処理に加え、最終処理を促進する上での影響も小さくありません。

なお、貸出金償却、債権売却等のほか、企業の再建・再編等を通じた債権の健全化にも積極的に取組み、14年度上期におきましては、破綻懸念先以下の債権について元本総額で、約9,500億円の最終処理を実施しております。

また、経済合理性、経営責任の明確化、社会的影響を考慮した上で、3社、925億円の債権放棄を実施いたしました。

不良債権問題からの脱却は経営の最重要課題の一つであり、最終処理の一層の促進を図るほか、引続き不良債権処理に積極的に対応してまいります。

(4) 国内向け貸出の進捗状況

[14年9月末の実績等の状況]

14年9月末における国内貸出の実績(実勢ベース(インパクトローンを除く))は14年3月末比5,495億円の増加となりました。企業規模別では、大企業および中堅企業向け貸出は政府機関向け貸出の増加を主因に2兆5,505億円増加しましたが、個人向け・中小企業向け貸出は各々602億円、1兆9,408億円の減少となりました。

中小企業向け貸出につきましては、今年度の年間増加計画+700億円に対し、14年9月末では大幅に下回っておりますが、これは依然厳しい状況にある景気動向を背景に資

金需要が低迷していること、財務リストラに伴う有利子負債圧縮の動きが依然として強いことに加え、不良債権の早期処理に向けて問題債権の回収も重要な経営課題として取組んでいること等によるものです。なお、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

健全な経営内容の中小企業に対する円滑な資金供給は、金融機関の社会的責務であり、14 年度下期におきましては、貸出資産の健全性を維持しつつ、引続き健全な中小企業に対する資金供給に注力し、15 年 3 月末計画の達成に向けて最大限努力してまいる所存であります。

[15 年3 月末計画達成に向けての取組について]

計画の達成に向けて、以下の方策への取組みを一層強化してまいります。

第一に、今年度から「融資慣行の見直しとリスクテイク能力の強化」を目的とした「貸出業務改革」に着手しており、資金供給能力の強化に向け、従来の担保依存でなく、原則無担保のポートフォリオ型貸出を積極的に推進しております。

まず、スモールマーケットにおきましては、本年 1 月末に商品性の改定を行ないました小口無担保貸金商品「ビジネスセレクトローン」の販売に注力しております。ＴＶ・新聞等を通じた広告に加え、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行ない、発売開始から 14 年 9 月末までの約 8 ヶ月間の取扱い実績は、1 万件を上回り、金額ベースでも 2,000 億円を突破しております。また、このうち約半数は、これまで融資取引のなかった新たなお客様にご利用いただいているものであり、これまで実施してまいりました積極的な販売活動が、成果としてあらわれてきているものと考えております。

次に、ミドルマーケットにおきましては、採り上げ基準の明確化・小口分散化によりポートフォリオ型管理を導入した小口無担保貸金商品「ミドルⅡファンド」の取扱いを 14 年 5 月に開始いたしました。また、東京都等で取扱い実績のありますＣＬＯ方式による資金供給スキームにも積極的に取り組んでおり、当行独自商品である「ＳＭＢＣ－ＣＬＯ」を創設、地方自治体との提携等により積極的に販売を行なっています。「第1

回ＳＭＢＣ－ＣＬＯ」は14年7月から募集を開始し、9月に資金供給を行なっております。

以上の通り、資金供給能力の強化に向け、ポートフォリオ型貸出を積極的に推進してきました結果、14年度上期には約1万7,000件、金額ベースでは約5,500億円を取扱うことができ、今年度から着手しております「貸出業務改革」がお客様のご理解を得ながら、着実に進展しているものと考えております。下期におきましては、この取組みを一層強化し、健全な中小企業向け貸出の増強に最大限努力してまいります。

第二に、推進体制につきましても、従前にも増して中小企業の様々なニーズに迅速且つ肌理細かく対応すべく一段と強化しております。

具体的には、中小企業のあらゆるニーズに対応する専門拠点である「ビジネスサポートプラザ」や、積極的に中小企業の資金ニーズの発掘を行なっております「法人プロモーションオフィス」へ人員の戦略投入を図りますと共に、主に中堅・中小企業の取引拠点である「法人営業部」におきましては、中小企業のお取引先が多い拠点につきまして、中小企業専担の部付部長の配置を行なう等、営業推進体制の強化を図っております。

厳しい景気動向を背景に企業の資金需要低迷や、財務リストラによる有利子負債削減の動きが一層強まることが予想される中で、貸出残高を増加させることは非常に厳しい課題ではありますが、上述の方策への取組みを一層強化し、15年3月末の計画達成に向けて、最大限努力してまいります。

以　上

(図表1 －1)収益動向及び計画

	13/3月期 実績(注1)	14/3月期 実績	14/9月期 実績	備考	15/3月期 計画(注2)
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	1,027,831	1,054,650	1,012,054		955,000
貸出金	628,240	606,356	594,793		628,000
有価証券	196,352	234,263	238,569		156,000
特定取引資産	20,601	12,570	9,318		22,500
繰延税金資産<末残>	10,746	17,411	18,593		7,300
総負債	988,549	1,015,121	976,253		912,000
預金・ＮＣＤ	680,389	678,972	648,357		660,000
債券	－	－	－		－
特定取引負債	3,620	2,244	1,684		4,000
繰延税金負債<末残>	－	－	－		－
再評価に係る繰延税金負債<末残>	1,300	631	618		1,263
資本勘定計	41,999	31,965	29,989		32,811
資本金	17,955	13,267	13,267		13,267
資本準備金	15,426	13,268	13,268		13,268
その他資本剰余金	－	3,576	3,576		3,576
利益準備金	2,391	－	－		－
剰余金(注3)	4,130	3,833	3,929		4,303
土地再評価差額金	2,095	1,004	982		960
その他有価証券評価差額金	－	▲ 2,980	▲ 5,027		▲ 2,560
自己株式	－	▲ 3	▲ 6		▲ 3
(収益)					(億円)
業務粗利益	15,032	18,535	8,979		15,000
資金運用収益	22,756	21,930	8,605		19,550
資金調達費用	10,349	7,165	2,244		8,300
役務取引等利益	1,507	1,653	858		1,900
特定取引利益	954	1,213	1,034		1,400
その他業務利益	164	904	726		450
国債等債券関係損(▲)益	87	666	764		200
業務純益(一般貸倒引当金繰入前)	8,031	11,834	5,767		8,500
業務純益	9,917	6,789	5,561		8,500
一般貸倒引当金繰入額	▲ 1,886	5,045	206		－
経費	7,001	6,701	3,212		6,500
人件費	2,941	2,718	1,292		2,585
物件費	3,706	3,666	1,754		3,577
不良債権処理損失額	10,077	10,386	2,457		5,000
株式等関係損(▲)益	3,114	▲ 1,307	▲ 1,918		▲ 700
株式等償却	1,181	1,306	1,755		－
経常利益	3,591	▲ 5,221	997		2,300
特別利益	30	268	18		－
特別損失	891	413	405		800
法人税、住民税及び事業税	94	327	68		700
法人税等調整額	★ 1,257	△ 2,465	93		
税引後当期利益	1,379	▲ 3,228	449		800
(配当)					(億円、円、%)
配当可能利益	さくら 1,650 住友 2,067	4,426			5,316
配当金(中間配当を含む)	さくら 357 住友 188	373	－		373
1株当たり配当金(普通株)	さくら 6.0 住友 6.0	4.0	－		4.0
配当率(優先株<公的資金分>)	さくら 1.37 住友 0.70	1.11	－		1.11
配当率(優先株<その他>)	さくら 0.75 住友 －	－	－		－
配当性向	さくら 34.72 住友 36.15	－	－		34.81

	13/3月期 実績(注1)		14/3月期 実績	14/9月期 実績	備考	15/3月期 計画(注2)
(経営指標)						(%)
資金運用利回(A)	さくら	2.50	2.39	1.89		2.74
	住友	2.57				
貸出金利回(B)	さくら	2.35	2.07	1.86		2.68
	住友	2.43				
有価証券利回	さくら	1.74	2.15	1.06		1.65
	住友	1.79				
資金調達原価(C)	さくら	2.00	1.59	1.21		2.21
	住友	2.06				
預金利回(含むNCD)(D)	さくら	0.72	0.49	0.26		0.93
	住友	1.13				
経費率(E)	さくら	1.12	0.98	0.98		0.98
	住友	0.92				
人件費率	さくら	0.46	0.39	0.39		0.39
	住友	0.39				
物件費率	さくら	0.60	0.53	0.53		0.54
	住友	0.48				
総資金利鞘(A)-(C)	さくら	0.50	0.80	0.68		0.53
	住友	0.51				
預貸金利鞘(B)-(D)-(E)	さくら	0.50	0.59	0.61		0.77
	住友	0.38				
非金利収入比率	さくら	18.03	8.91	9.55		12.66
	住友	10.53				
ROE(一般貸引前業務純益/資本勘定<平残>)	さくら	15.67	33.95	37.12		26.24
	住友	23.56				
ROA(一般貸引前業務純益/総資産<平残>)	さくら	0.75	1.12	1.13		0.89
	住友	0.80				

(注1) 原則として、さくら銀行・住友銀行両行の計数を合算して表示しております。

(注2) 14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

(注3) 任意積立金及び未処分利益を合算しております。

★大阪府の「事業税外形標準課税」導入の影響：320億円

(図表1 －2)収益動向(連結ベース)

	13/3月期 実績(注4)	14/3月期 実績	14/9月期 実績	備考	15/3月期 見込み(注5)
(規模)<末残>					(億円)
総資産	1,192,427	1,080,050	1,043,970		
貸出金	655,371	636,456	625,533		
有価証券	273,125	206,946	226,507		
特定取引資産	24,910	32,781	34,421		
繰延税金資産	11,565	18,825	19,991		
少数株主持分	9,906	9,838	9,523		
総負債	1,142,391	1,041,085	1,007,547		
預金・ＮＣＤ	746,960	716,481	662,849		
債券	－	－	－		
特定取引負債	12,700	23,315	25,995		
繰延税金負債	247	392	345		
再評価に係る繰延税金負債	1,441	640	627		
資本勘定計	40,130	29,126	26,900		
資本金	17,955	13,267	13,267		
資本剰余金(注1)	15,426	16,844	16,839		
利益剰余金(注2)	5,160	1,177	1,388		
土地再評価差額金	2,307	1,212	1,180		
その他有価証券評価差額金	－	▲ 3,048	▲ 5,124		
為替換算調整勘定	▲ 530	▲ 152	▲ 538		
自己株式(注3)	▲ 187	▲ 175	▲ 113		

(収益)					(億円)
経常収益	44,492	37,797	17,625		
資金運用収益	24,359	21,767	9,549		
役務取引等収益	4,121	3,873	2,046		
特定取引収益	1,112	1,295	1,105		
その他業務収益	6,497	8,456	4,441		
その他経常収益	8,404	2,407	484		
経常費用	39,546	43,603	16,127		
資金調達費用	11,123	7,269	2,209		
役務取引等費用	958	677	422		
特定取引費用	21	－	7		
その他業務費用	5,607	6,667	3,339		
営業経費	9,409	9,356	4,461		
その他経常費用	12,427	19,635	5,689		
貸出金償却	8,145	3,919	1,228		
貸倒引当金繰入額	490	12,043	1,736		
一般貸倒引当金純繰入額	▲ 2,095	5,274	227		
個別貸倒引当金純繰入額	2,585	6,815	1,549		
経常利益	4,946	▲ 5,806	1,499		2,000
特別利益	520	294	29		
特別損失	1,412	531	424		
税金等調整前当期純利益	4,055	▲ 6,043	1,103		
法人税、住民税及び事業税	655	1,019	267		
法人税等調整額	1,982	▲ 2,893	103		
少数株主利益	93	470	182		
当期純利益	1,324	▲ 4,639	551		300

(注1)13/3月期は資本準備金を、14/3月期は資本準備金に資本準備金減少差益を加算した額を表示しております。

(注2)13/3月期は連結剰余金を、14/3月期は連結剰余金から資本準備金減少差益を控除した額を表示しております。

(注3)13/3月期及び14/3月期の自己株式には、子会社の所有する親会社株式を含んでおります。

(注4)さくら銀行・住友銀行両行の計数を合算して表示しております。

(注5)三井住友フィナンシャルグループ(連結)の見込みを記載しております。

(図表2)自己資本比率の推移 … 国際統一基準を採用

(単体) (億円)

	13/3月期実績		14/3月期	14/9月期	備考	15/3月期
	旧さくら	旧住友	実績	実績		計画(注6)
資本金	10,427	7,528	13,267	13,267		13,267
うち普通株式	6,401	5,023	6,762	6,762		6,762
うち優先株式(非累積型)	4,026	2,505	6,505	6,505		6,505
優先出資証券	2,837	5,630	8,636	8,445		8,636
資本準備金	8,995	6,431	13,268	13,268		13,268
その他資本剰余金			3,576	3,576		3,576
利益準備金(注2)	1,312	1,102	—	—		—
その他有価証券の評価差損	—	—	△ 2,980	△ 5,027		△ 2,560
任意積立金(注2)	560	1,655	2,215	2,215		2,215
次期繰越利益(注3)	1,090	673	1,230	460		1,699
自己株式	0	0	△ 3	△ 6		△ 3
その他(注4)	18	40	62	27		62
Tier I 計	25,240	23,060	39,272	36,226		40,161
(うち税効果相当額)	(5,241)	(5,504)	(17,411)	(18,593)		(16,600)
優先株式(累積型)	—	—	—	—		—
優先出資証券	—	—	—	—		—
永久劣後債	4,024	4,413	5,669	4,624		5,484
永久劣後ローン	1,350	700	2,300	2,950		
有価証券含み益	—	—	—	—		—
土地再評価益	315	1,212	736	720		704
貸倒引当金	1,428	2,250	7,912	7,373		7,225
その他	—	—	—	—		—
Upper Tier II 計	7,118	8,575	16,617	15,668		13,413
期限付劣後債 期限付劣後ローン	5,735	11,405	17,475	16,655		14,910
その他	—	—	—	—		—
Lower Tier II 計	5,735	11,405	17,475	16,655		14,910
Tier II 計	12,854	19,980	34,092	32,323		28,323
Tier III	—	—	—	—		—
控除項目	169	588	553	554		553
自己資本合計	37,925	42,452	72,810	67,995		67,931

(億円)

リスクアセット	318,406	359,462	632,966	589,874		578,000
オンバランス項目	295,475	321,663	579,650	535,004		524,700
オフバランス項目	21,576	36,545	51,923	53,267		51,900
その他(注5)	1,354	1,254	1,393	1,603		1,400

(%)

自己資本比率	11.91	11.80	11.50	11.52		11.75
Tier I 比率	7.92	6.41	6.20	6.14		6.94

(注1)上記試算に係る各種前提条件
　為替: 15/3月期計画　133.25円/ドル
(注2)利益処分を勘案した額。
(注3)当期(中間) 未処分利益から社外流出予定額を控除した額。
　なお、14/9月期は、14/12月に設立された親会社「 株式会社三井住友フィナンシャルグループ」への
　中間配当予定額の上限額1,240億円を控除しております。
(注4)少数株主持分(除く優先出資証券) 、為替換算調整勘定の額。
(注5)マーケット・リスク相当額を8%で除して得た額。
(注6)14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

(図表2)自己資本比率の推移 … 国際統一基準を採用

(連結) (億円)

	13/3月期実績 旧さくら	13/3月期実績 旧住友	14/3月期 実績	14/9月期 実績	備考	15/3月期 計画(注6)
資本金	10,427	7,528	13,267	13,267		13,267
うち普通株式	6,401	5,023	6,762	6,762		6,762
うち優先株式(非累積型)	4,026	2,505	6,505	6,505		6,505
優先出資証券	2,837	5,630	8,636	8,445		8,636
資本準備金	8,995	6,431	13,268			13,268
資本剰余金				16,839		
剰余金(注2)	1,960	3,087	4,380			5,014
利益剰余金(注3)				148		
その他有価証券の評価差損	−	−	△ 3,048	△ 5,124		△ 2,628
自己株式	△ 46	△ 141	△ 175	△ 113		△ 175
為替換算調整勘定	△ 209	△ 322	△ 152	△ 538		△ 152
その他(注4)	999	369	1,017	888		1,083
Tier I 計	24,964	22,583	37,194	33,813		38,314
(うち税効果相当額)	(5,582)	(5,740)	(18,433)	(19,646)		(17,600)
優先株式(累積型)	−	−	−	−		−
優先出資証券	−	−	−	−		−
永久劣後債	4,024	4,413	5,669	4,624		5,484
永久劣後ローン	1,350	700	2,300	2,950		
有価証券含み益	−	−	−	−		−
土地再評価益	466	1,222	829	809		797
貸倒引当金	1,631	2,327	8,444	7,873		7,750
その他	−	−	−	−		−
Upper Tier II 計	7,472	8,662	17,242	16,255		14,031
期限付劣後債 期限付劣後ローン	6,043	11,291	17,806	16,907		15,241
その他	−	−	−	−		−
Lower Tier II 計	6,043	11,291	17,806	16,907		15,241
Tier II 計	13,516	19,954	35,048	33,162		29,272
Tier III	−	−	−	−		−
控除項目	137	1,036	1,633	1,641		2,445
自己資本合計	38,343	41,500	70,608	65,335		65,141

(億円)

リスクアセット	338,914	379,252	675,480	629,812		620,000
オンバランス項目	318,125	346,090	625,322	580,539		569,900
オフバランス項目	19,247	30,963	48,032	47,158		48,000
その他(注5)	1,540	2,199	2,127	2,116		2,100

(%)

自己資本比率	11.31	10.94	10.45	10.37		10.50
Tier I 比率	7.36	5.95	5.50	5.36		6.17

(注1)上記試算に係る各種前提条件
為替: 15/3月期計画 133.25円/ドル
(注2)連結剰余金から社外流出予定額を控除した額。
(注3)利益剰余金から社外流出予定額を控除した額。
なお、14/9月期は、14/12月に設立された親会社「株式会社三井住友フィナンシャルグループ」への
中間配当予定額の上限額1,240億円を控除しております。
(注4)少数株主持分(除く優先出資証券)、営業権相当額、連結調整勘定相当額。
(注5)マーケット・リスク相当額を8%で除して得た額。
(注6)14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

(図表５)部門別純収益動向 (億円)

	13/3月期 実績	14/3月期 実績	14/9月期 実績	15/3月期 見込み
資金関係損益	2,930	2,778	1,376	2,850
手数料＋外為	349	377	134	410
個人部門	3,279	3,155	1,510	3,260
資金関係損益	4,534	4,254	1,924	4,030
手数料＋外為	1,220	1,584	984	1,980
法人部門	5,754	5,838	2,908	6,010
資金関係損益	1,095	1,155	588	1,200
手数料＋外為	453	508	281	590
企業金融部門	1,548	1,663	869	1,790
ウチマーケティング業務	843	884	451	850
トレジャリー業務	36	15	7	20
国際部門	860	784	434	830
ウチバンキング業務	2,282	4,566	3,101	4,890
トレーディング業務	477	543	270	560
市場営業部門	2,680	5,077	3,355	5,400
本社管理	911	2,018	▲ 97	▲ 40
業務粗利益	15,032	18,535	8,979	17,250
経費	▲7,001	▲6,701	▲3,212	▲6,450
業務純益 (除く一般貸倒引当金繰入)	8,031	11,834	5,767	10,800

(図表6)リストラ計画

	13/3月末 実績	14/3月末 実績	14/9月末 実績	備考	15/3月末 計画(注)

(役職員数)

役員数 (人)	38	33	23		38
うち取締役(( )内は非常勤) (人)	29(5)	26(2)	16(2)		29(4)
うち監査役(( )内は非常勤) (人)	9(4)	7(4)	7(3)		9(4)
従業員数(注) (人)	27,142	25,027	24,650	*	23,500

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

*:14年4月に新卒者738名を採用いたしました。15年3月末につきましては計画通りとなる見込みであります。

(国内店舗・海外拠点数)

国内本支店(注1) (店)	578	564	545	*	401
海外支店(注2) (店)	33	21	21		22
(参考)海外現地法人(注3) (社)	34	25	24		28

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

*:1ヶ所に2ヶ店が併存する共同店舗を77ヶ店(14年9月末)実施しております。15年3月末につきましては計画通りとなる見込みであります。

	13/3月期 実績	14/3月期 実績	14/9月期 実績	備考	15/3月期 計画(注)

(人件費)

人件費 (百万円)	294,004	271,788	129,174		258,500
うち給与・報酬 (百万円)	242,004	221,889	105,711	*	209,700
平均給与月額 (千円)	510	496	500		502

(注)平均年齢は38.2歳であります(平成14年9月末)。

*:人員の削減等により、15年3月期につきましては計画通りとなる見込みであります。

(役員報酬・賞与)

役員報酬・賞与(注) (百万円)	1,033	830	316		920
うち役員報酬 (百万円)	1,033	830	316		920
役員賞与 (百万円)	0	0	0		0
平均役員(常勤)報酬・賞与 (百万円)	28	28	27		31
平均役員退職慰労金 (百万円)	112	81	63		87

(注)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。

(物件費)

物件費 (百万円)	370,589	366,637	175,372		357,700
うち機械化関連費用(注) (百万円)	86,426	96,324	45,541		94,800
除く機械化関連費用 (百万円)	284,163	270,313	129,831		262,900

(注)リース等を含む実質ベース

(注)14/3期当期利益実績が計画値より3割以上未達となったことに伴う、収益改善のための代替措置を勘案しております。

(図表7)子会社・関連会社一覧(注1)

(億円)

会社名	設立年月	代表者	主な業務	直近決算	総資産	借入金	うち当行分(注2)	資本勘定	うち当行出資分	経常利益	当期利益	連結又は持分法の別
株式会社みなと銀行	S24/9月	西村　忠禧	銀行業務	H14/9月	28,545	878	302	781	454	37	12	連結
株式会社関西銀行	T11/7月	伊藤　忠彦	銀行業務	H14/9月	12,542	230	230	424	371	26	13	連結
関銀リース株式会社	S50/2月	近藤　秀樹	リース業務	H14/9月	305	254	152	34	−	3	3	連結
関銀サービス株式会社	S29/2月	城後　強	銀行店舗不動産管理・賃貸業務	H14/9月	177	76	72	67	−	2	1	連結
株式会社わかしお銀行	H8/6月	市川　博康	銀行業務	H14/9月	4,889	−	−	211	208	2	7	連結
株式会社ジャパンネット銀行	H12/9月	藤森　秀一	銀行業務	H14/9月	1,247	170	−	94	114	△ 14	△ 14	連結
エスエムビーシー信用保証株式会社	S51/7月	吉川　修二	信用保証業務	H14/9月	67,517	−	−	947	−	△ 75	△ 75	連結
三井住友銀リース株式会社	S43/9月	白賀　洋平	リース業務	H14/9月	16,348	12,187	999	883	302	52	27	連結
住銀オートリース株式会社	H7/1月	家中　淑夫	リース業務	H14/9月	738	554	96	12	−	5	3	連結
マツダオートリース株式会社	S40/11月	板橋　英隆	リース業務	H14/9月	94	77	12	11	−	0	0	連結
さくらリース株式会社	S63/3月	白賀　洋平	リース業務	H14/9月	1,193	1,050	973	24	−	12	7	連結
有限会社スペース・サービス	H10/2月	川勝　一明	リース業務	H14/9月	61	48	28	△ 0	−	△ 0	△ 0	連結
ｴｽ･ﾋﾞｰ･ｴﾙ･ﾊﾟｰﾄﾅｰｽﾞ有限会社	H12/3月	芝吹　勝行	金銭債権買取業務	H14/9月	118	118	118	0	−	0	0	連結
三井住友カード株式会社	S42/12月	加藤　重義	クレジットカード業務	H14/9月	9,109	3,621	204	1,616	1,882	48	28	連結
株式会社エスシー・カードビジネス	S58/4月	武田　功一	カード会員に対するサービス業務	H14/9月	67	40	40	9	−	3	2	連結
さくらカード株式会社	S58/2月	佐藤　豊和	クレジットカード業務	H14/9月	2,463	436	150	140	107	3	5	連結
アットローン株式会社	H12/6月	佐藤　邦夫	個人向けローン業務	H14/9月	528	410	410	64	130	△ 43	△ 43	連結
エスエムビーシーキャピタル株式会社	H7/8月	松田　道弘	ベンチャーキャピタル業務	H14/9月	136	104	104	28	17	△ 4	△ 2	連結
エスエムビーシーコンサルティング株式会社	S56/5月	伊東　敏夫	経営相談業務・会員事業	H14/9月	45	−	−	19	18	6	3	連結
株式会社エスエムビーシーファクター	H12/8月	須藤　滋	ファクタリング業務	H14/9月	614	25	25	29	30	5	3	連結
エスエムビーシーファイナンス株式会社	S47/12月	宮本　啓三	抵当証券業務、融資業務、ファクタリング業務	H14/9月	5,329	3,967	2,646	739	1,100	29	9	連結
エスエムビーシー抵当証券株式会社	S58/10月	鶴見　満裕	抵当証券業務	H14/9月	3,775	3,630	3,681	56	338	△ 8	△ 3	連結
株式会社三井ファイナンスサービス	S54/12月	滝沢　義弘	集金代行業務	H14/9月	1,253	397	358	32	1	6	5	連結
さくらファイナンスサービス株式会社	S54/7月	大場　將弘	集金代行業務	H14/9月	866	431	430	8	0	△ 13	△ 6	連結
フィナンシャル・リンク株式会社	H12/9月	福田　博一	情報処理サービス業務、コンサルティング業務	H14/6月	2	−	−	2	2	△ 1	△ 1	連結
さくらフレンド証券株式会社	S7/4月	吉田　千之輔	証券業務	H14/9月	702	132	−	393	212	△ 8	△ 36	連結
さくら投信投資顧問株式会社	H5/9月	栗山　勁	投資顧問業務、投資信託業務	H14/9月	26	−	0	22	32	△ 4	△ 4	連結
株式会社日本総合研究所	S44/2月	奥山　俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H14/9月	890	384	268	369	2	43	35	連結
株式会社さくらケーシーエス	S44/3月	小川　惠三	システム開発・情報処理業務	H14/9月	182	10	4	119	2	3	1	連結
さくら情報システム株式会社	S47/11月	三浦　良二	システム開発・情報処理業務	H14/9月	190	64	42	76	0	2	1	連結
エスエムビーシービジネス債権回収株式会社	H11/3月	府川　太郎	債権管理回収業務	H14/9月	31	10	10	9	5	2	1	連結
グローバルファクタリング株式会社	H4/12月	大場　將弘	金銭債権買取業務	H14/9月	1,341	1,324	1,324	0	−	1	0	連結
大和証券エスエムビーシー株式会社	H11/2月	清田　瞭	ホールセール証券業務	H14/9月	59,842	19,794	1,700	3,517	1,632	80	43	持分法
明光ナショナル証券株式会社	S23/3月	十河　安義	証券業務	H14/9月	904	12	3	553	85	△ 1	△ 2	持分法
ﾃﾞｨ･ｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券株式会社	H11/3月	國重　惇史	証券の電子取引金融業務	H14/9月	988	120	45	33	13	0	△ 1	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森　脩一	投資顧問業務、投資信託業務	H14/9月	119	−	−	88	56	4	2	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	金子　鎌太郎	確定拠出年金制度導入に関するコンサルティング業務	H14/9月	27	−	−	24	12	△ 5	△ 5	持分法
株式会社クオーク	S53/4月	野一色　靖夫	金銭債権買取業務	H14/9月	11,145	6,244	1,299	316	1	28	14	持分法

(図表7)子会社・関連会社一覧(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者	主な業務	通貨	直近決算	総資産	借入金	うち当行分(注2)	資本勘定	うち当行出資分	経常利益	当期利益	連結又は持分法の別
マニュファクチャラーズ銀行	S49/11月	藤嶋 喬	商業銀行業務	US$	H14/6月	1,138	43	21	177	283	7	4	連結
カナダ三井住友銀行	H13/4月	佐藤 礼二	商業銀行業務	CAN$	H14/7月	1,521	63	92	149	122	6	4	連結
ブラジル三井住友銀行	S33/10月	村岡 真理	商業銀行業務	R$	H14/6月	1,387	832	757	263	193	81	52	連結
インドネシア三井住友銀行	H1/8月	森本 好郎	商業銀行業務	RPIAH	H14/6月	6,394	970	2,073	1,113	960	119	83	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H14/6月	1,173	298	197	732	690	19	11	連結
SMBC Leasing (Singapore) Pte Ltd	S55/5月	錦織 伸一	リース業務	S$	H14/6月	165	133	92	3	—	△ 8	△ 8	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	芝田 康司	リース業務	HK$	H14/6月	958	908	696	43	—	5	5	連結
SMBC Leasing (Thailand) Co. , Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H14/6月	1,245	1,022	878	163	—	15	15	連結
広州住銀租賃有限公司	H8/9月	柘植 二郎	リース業務	RMB	H14/6月	119	36	36	78	—	1	1	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H14/6月	109	90	78	6	—	1	1	連結
SMBC Leasing (UK) Limited	S61/5月	柘植 二郎	リース業務	STG	H14/6月	24	19	13	4	—	△ 0	△ 0	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H14/6月	5,255	415	3,401	833	609	685	414	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H14/6月	1,120	55	—	332	300	5	4	連結
三井住友ファイナンス・オーストラリア	S59/6月	佐藤 八郎	金融業務	A$	H14/6月	2,570	2,187	2,015	101	65	9	7	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H14/6月	283	235	25	46	40	2	1	連結
エス・エフ・ブイ・アイ会社	H9/7月	島田 秀男	投資業務	US$	H14/6月	506	—	—	506	500	13	13	連結
住友ファイナンス・エイシア	S48/9月	久保 哲也	投融資業務	US$	H14/6月	28	2	2	25	38	0	0	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	種橋 潤治	金融業務	US$	H14/6月	1,262	1,255	489	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	種橋 潤治	金融業務	US$	H14/6月	2,063	2,055	1,934	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H14/6月	337	118	27	125	200	12	12	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	種橋 潤治	金融業務	US$	H14/6月	5,848	5,802	4,938	1	0	0	0	連結
中聯国際租賃有限公司	S60/9月	Christophe Granier	リース業務	US$	H14/6月	19	19	5	1	0	△ 0	△ 0	持分法
BSL リーシング カンパニー リミテッド	S62/7月	Vongthip Chumpani	リース業務	TBAH	H14/6月	1,320	1,003	79	128	6	21	14	持分法
SBCS カンパニー リミテッド	H1/3月	釣 慶一	出資業務・産業調査	TBAH	H14/6月	422	188	188	232	14	4	4	持分法
P.T.EXIM SB Leasing	S60/3月	伊藤 直良	リース業務	RPIAH	H14/6月	169	280	145	△ 91	—	4	4	持分法

(注1)海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しています。
(注2)借入金には社債・コマーシャルペーパーを含みます。なお、当行分には保証の額を含みます。
(注3)経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注4)フィナンシャル・リンク株式会社、マツダオートリース株式会社は株式取得により、エスエムビーシーパーソネルサポート株式会社他3社は新規設立により当中間連結会計期間から連結子会社としております。
また、Sakura Trust International Limited 他1社は清算により、エス・ビー・オートサービス株式会社は売却により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。

（注3）の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
関銀サービス株式会社	15/3期黒字確保。	関西銀行の店舗用不動産保有・管理子会社
株式会社ジャパンネット銀行	修正事業計画(14年6月提出24条報告)において、平成14年度▲26億円、平成15年度+1億円の当期利益を見込み、計画達成に向けて取組中。．	インターネット専業銀行
エスエムビーシー信用保証株式会社	14/3に住銀保証をｴｽｴﾑﾋﾞｰｼｰ信用保証の100%出資子会社として統合。16年度には2社合算ﾍﾞｰｽで黒字化の見込みであり、現状ではほぼ計画通りに進捗中。	弊行の住宅ローン保証子会社
有限会社スペース・サービス	収支均衡。 （14/9期当期損益▲2百万円）	三井住友銀リースの特定目的子会社
アットローン株式会社	現在、創業赤字を計上中であるが、残高増強の推進等により、平成15年度の単年度黒字化を目指す。 平成14年9月末時点の貸出残高は、約420億円。	グループ内唯一の個人向けローン専業会社（12/6月に設立）
エスエムビーシーキャピタル株式会社	株式市況低迷下、新規公開株式の売却益が計画比見込めず、今期黒字化は現状難しい見込み。	成長企業等の資金ニーズに対する積極的な投資を推進する弊行のエクイティ投資ビークル。
株式会社エスエムビーシーファクター	10/1付エスエムビーシーファイナンスとの合併により解散。 （存続会社：エスエムビーシーファイナンス）	―
エスエムビーシー抵当証券株式会社	15/3期黒字確保。	弊行の抵当証券業務子会社
さくらファイナンスサービス株式会社	本業は順調乍ら、保有株式の減損処理（▲12億円）により、赤字見通し。	弊行の集金代行業務子会社
フィナンシャル・リンク株式会社	設立初年度であるため、今期赤字となる見込み。足許の案件成約による来期増収、黒字化を展望。	企業の資金・決済に関する金融関連サービスを弊行およびグループ会社と連携してトータルにコーディネートする戦略子会社。
さくらフレンド証券株式会社	明光ナショナル証券と統合により経営基盤を強化。業務環境は厳しいが、当社単独でも収支改善を目指す。	親密リテール証券会社
さくら投信投資顧問株式会社	14/12に、三井生命、住友生命、三井住友海上各社の運用子会社と統合し三井住友ｱｾｯﾄﾏﾈｼﾞﾒﾝﾄを設立。統合後の新会社の15/3期決算は合併に伴う特別損失により赤字の見通し。	資産運用業務における弊行子会社 （合併後の新会社は持分法適用の関連会社）
明光ナショナル証券株式会社	さくらフレンド証券との統合により経営基盤を強化。業務環境は厳しいが、当社単独でも収支改善を目指す。	親密リテール証券会社
ﾃﾞｨｰ・ｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ・ｴｽｴﾌｼﾞｰ証券株式会社	15/3期は株式相場低迷により収益環境厳しいが、顧客基盤拡大、経費抑制等により収益力を強化し、経常黒字確保の見通し。	弊行のネットビジネス戦略上のリテール証券業務関連会社
ジャパン・ペンション・ナビゲーター株式会社	早期黒字化に向け、業務本格化による増収ならびにｻｰﾋﾞｽﾚﾍﾞﾙの向上による一層の収益力強化を推進するが、システム初期投資の償却負担等で当面赤字基調が続く見込。	確定拠出年金業務遂行のための中核会社
SMBC Leasing (Singapore) Pte Ltd	15/12期黒字化。	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	14/12期黒字確保。	三井住友銀リースの海外現地法人
SMBC Leasing (UK) Limited	15/12期黒字化。	三井住友銀リースの海外現地法人
住友ファイナンス・エイシア	14/12期黒字確保。	投資会社
住友ファイナンス・インターナショナル	14/12期黒字確保。	投資会社
中聯国際租賃有限公司	15/3までに売却予定。	売却方針。
P.T.EXIM SB Leasing	清算を前提に回収に専念。	三井住友銀リースの海外現地法人

（図表10）貸出金の推移

（残高）　（億円）

		14/3月末 実績 (A)	14/9月末 実績 (B)	備考	15/3月末 計画 (C)
国内貸出	インパクトローンを含むベース	553,022	547,786		539,422
	インパクトローンを除くベース	538,796	536,450		525,196
中小企業向け貸出（注1）	インパクトローンを含むベース	264,123	240,890		259,823
	インパクトローンを除くベース	259,701	237,010		255,401
うち保証協会保証付貸出		24,355	21,528		21,355
個人向け貸出（事業用資金を除く）		124,930	124,291		131,430
うち住宅ローン		108,108	106,427		114,608
その他		163,969	182,196		148,169
海外貸出		46,262	41,240		41,262
合計		599,284	589,026		580,684

（増減額・実勢ベースを算出するうえで考慮すべき要因考慮後）　（億円）

		14/9月期 実績 (B)−(A)+(ア)	備考	15/3月期 計画 (C)−(A)+(イ)
国内貸出	インパクトローンを含むベース	＋ 2,605		▲ 4,800
	インパクトローンを除くベース	＋ 5,495		▲ 4,800
中小企業向け貸出（注1）	インパクトローンを含むベース	▲19,950		＋ 700
	インパクトローンを除くベース	▲19,408		＋ 700

(注1)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出（個人に対する事業用資金を含む）を指す。

（実勢ベースを算出するうえで考慮すべき要因）　（億円、（　）内はうち中小企業向け貸出）

	14年9月末 実績 （ア）	備考	14年度中 計画 （イ）
貸出金償却（注1）	＋1,041（＋ 107）		
CCPC（注2）	＋ 525（＋ 525）		
債権流動化(注3)	＋1,588（＋ 23）		
部分直接償却実施額（注4）	＋1,834（＋1,003）		＋8,800（＋5,000）
協定銀行等への資産売却額(注5)	＋ 365（＋ 193）		
バルクセール等（注6）	＋ 253（＋ 245）		
その他（注7）	＋2,235（＋1,187）		
計	＋7,841（＋3,283）		＋8,800（＋5,000）

(注1)無税化（法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2）を事由とする直接償却額。
(注2)共同債権買取機構に売却した債権に関する最終処理額。
(注3)主として正常債権の流動化額。
(注4) 部分直接償却当期実施額。
(注5)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。
(注6)不良債権のバルクセール実施額及びその他の不良債権処理関連。
(注7)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

（図表１２）リスク管理の状況（平成１４年９月末現在）

種　類	現在の管理体制	当期における改善等の状況
信用リスク	［規定・基本方針］ ・与信の基本規程として「クレジットポリシー」を定め、これを踏まえたリスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。更に業務執行上の経営レベルでの審議･決定等の場として経営会議の一形態として「信用リスク会議」を設置。 ・信用リスク管理の統括部署として融資企画部を設置（ただし、カントリーリスクについては国際審査部が所管）するとともに、各業務部門内に個別に「審査部」を設置し個別与信の審査・管理を実施。また、業務部門・本社部門から独立した資産監査部が信用リスク管理状況を監査することにより、十分な牽制体制を確保（米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管）。 ［リスク管理手法］ ・行内格付制度、信用リスク計量化等、信用リスクを統合的・定量的・経常的に把握するための「信用リスクモデル」、リスクに応じた効率的な与信運営を実施するための「与信プロセス」、リスク制御やリスク分散、与信構成の最適化を図るための「ポートフォリオ管理」等をリスク管理の基本要件として認識し、管理を実施。 ・また、特定の国への与信集中回避のため、国ごとの信用力評価に基づいた国別の与信枠を設定し、カントリーリスクの管理を実施。 ・連結ベースのリスク管理については、リスクの度合い、重要性に応じて順次管理体制の整備を実施中。	・信用リスクの経常的な見直しの定着化と実効性向上のため、債務者モニタリング制度を一部改定。 ・リテール法人専用のスコアリングモデル導入とビジネスサポートプラザにおける同モデルを活用したポートフォリオ型与信管理プロセスの導入。 ・統合与信管理システムへの店別移行完了。
市場リスク	［規定・基本方針］ ・市場リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 ［体制・リスク管理部署］ ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、経営会議の一形態として「市場リスク会議」、ならびに個別委員会として「ＡＬＭ委員会」を業務執行レベルでの審議･決定等の場として設置。	・14 年度下期「市場リスク・流動性リスク管理の基本方針」を策定（14 年度上期分を見直し）し、14 年度下期市場リスク関連極度･ガイドラインとその設定方針等を取締役会（14/9）において決議。

種　類	現在の管理体制	当期における改善等の状況
	・ 市場リスクの統括部署として統合リスク管理部を設置すると共に、相互牽制体制の確立のため、フロント、ミドル、バックの組織・権限の分離を実施。 ・ また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している（米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管）。 ［リスク管理手法］ ・ 市場業務（バンキング・トレーディング）のリスク管理については、自己資本等の経営体力や市場取引の業務運営方針等を勘案し、「リスク資本極度」に基づき、（１）ＶａＲガイドライン、（２）ポジション極度、（３）損失限度ガイドライン／損失限度の３種類の枠を設定。 ・ 政策投資株式等の価格変動リスク管理については、自己資本等の経営体力や政策投資株式等の運営方針を勘案し、「リスク資本極度」に基づき、「リスク資本ガイドライン」を設定。 ・ リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。 ・ 市場流動性リスクについては、各拠点別に極度額を設定すると共に、ガイドラインを設け、モニタリングによるリスク状況の把握、状況に応じた管理を実施。 ・ 連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類に応じて行う方針。	・欧米拠点・シンガポールに続き、香港拠点に新金利・為替系システムを導入。 ・重点的に管理する必要のあるグループ会社についてリスク管理態勢の確立を推進。
流動性リスク	［規定・基本方針］ ・ 流動性リスク管理の基本規程として「市場リスク・流動性リスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定。 ［体制・リスク管理部署］ ・ 流動性リスクの統括部署として統合リスク管理部を設置する他、市場リスクに準じた体制により管理・運営を実施。 ・ また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している（米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管）。 ［リスク管理手法］ ・ 資金流動性リスクについては、全体の資金繰り計画等を前提に格付等に応じたリスク管理フェーズを設定。フェーズ毎に円貨、外貨別の資金ギャップ管理を実施。 ・ リスク状況については、定期的に、また必要に応じて随時、経営に報告を実施。	・14年度下期「市場リスク・流動性リスク管理の基本方針」を策定（14年度上期分を見直し）し、14年度下期流動性リスク関連極度・ガイドラインとその設定方針等を取締役会（14/9）において決議。 ・ＣＬＳの本番決済開始に伴い、ＣＬＳの決済額にガイドラインを設定し、日中流動性リスクの管理を開始。

種　類	現在の管理体制	当期における改善等の状況
	・流動性危機時の対応を予め定めたコンティンジェンシープランを策定。 ・連結ベースのリスク管理については、当面、連結子会社の管理体制の整備を優先し、リスクの度合いおよび管理体制に応じた管理区分分類を行い管理。	・重点的に管理する必要のあるグループ会社についてリスク管理態勢の確立を推進。
事務リスク	[規定・基本方針] ・事務運営・事務処理に関する基本的指針・原則を定める「事務管理規程」に則り、「事務リスク管理規則」を制定。これら規程を踏まえ、リスク管理の基本方針を定期的に取締役会で決定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、事務リスクの統括部署として、事務統括部を設置。 ・また、内部監査部署として、業務執行･リスク管理ラインから独立した監査部・検査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・システム統合までは、原則旧両行事務手続が併存するが、コンプライアンスおよびリスク管理にかかる手続は合併時点より一元化し、統一的な管理体制を整備。 ・計量化モデルによる計測結果等に基づき、自己資本の一定割合をリスク資本として割当て。	事務リスク管理の基本方針に則り、以下の施策を実施。 ・銀行本体の自店検査制度を整備・統一するとともに、グループ会社の自店検査制度を整備。 ・国内外本店各部の事務リスク管理状況調査を実施。リスクの洗い出しとともに課題を取纏め。 ・事務ミス情報の網羅的な収集体制を整備するとともに、事務ミス発生時の連絡・指導体制を再構築。 ・QIS対応等、新BIS規制でのオペレーショナルリスクの計量化への対応を順次実施。
システムリスク	[規定・基本方針] ・システムリスクを適切に管理するための基本規程として「システムリスク管理規程」を制定。また、リスク管理の基本方針を定期的に取締役会にて策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・管理体制は、取締役会を頂点として、その内部組織として「リスク管理委員会」を設置する他、システムリスクの統括部署として、情報システム企画部を設置。 ・また、内部監査部署として、業務執行･リスク管理ラインから独立した監査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・システム統合までは、旧両行のシステムが併存するものの、システム面でのリスク管理手続きは合併時点より一元化。統一的なシステムリスク管理を実行可能な体制を確保する	14年度のシステムリスク管理の基本方針を取締役会において決議(14/3)。 ・システムリスク管理関連規程等の改定。(14/4) 　－パソコン機器、コンピュータ・ウィルス管理強化等 ・システムリスク関連規程等周知徹底通達の発信。(14/4,5) ・リスク管理体制を整備し、各システムのリスク管理を推進。 －国内外125システム －海外拠点34システム 　リスク評価、対策計画策定完了。対策を順次実施。

種　類	現在の管理体制	当期における改善等の状況
	方針。 ・情報システムのセキュリティーポリシーを策定し、その定着のため、体制の整備等を推進中。	ーグループ会社 42 社システムリスク管理態勢モニタリングは完了。主要 17 社についてはシステムの重要性ランクに応じたリスク管理を推進。 ー金融庁通達に基づく情報システム(ハードウェア・ソフトウェア)の総点検を実施 ・情報システム部門内の各種手順書策定完了。 ・技術革新やシステムの特性等に応じたリスク評価方法の精緻化検討を推進。
コンプライアンス(法務リスクを含む)	[規定・基本方針] ・　コンプライアンスについては、取締役会にて全役職員が遵守すべき行動原則としての「コンプライアンス・マニュアル」を制定すると共に、コンプライアンス・マニュアルを実現するための年間計画である「コンプライアンス・プログラム」を策定。 [体制・リスク管理部署] ・　管理体制は、取締役会の下、行内の横断的組織である、コンプライアンス委員会(担当役員を委員長、関係部長16名を委員とする他、社外の有識者を諮問委員として招聘)を設置。更に、統括部署として総務部を設置している。 ・　また、内部監査部署として、業務執行・リスク管理ラインから独立した監査部・検査部を設置し、適切な牽制体制を確保している(米州拠点においては米州監査部、欧州拠点においては欧州監査部が所管)。 [リスク管理手法] ・コンプライアンス態勢の基本は「各部店が自己責任において自律的に法令を遵守し、事後的に独立した業務監査部門が厳正な監査を行う二元構造」とし、上記体制に基づき管理を実施している。 ・また、コンプライアンス・プログラムについては、行内の横断的組織であるコンプライアンス委員会の方針の下、総務部が、関係本部や各部店に配置されたコンプライアンス・オフィサー等との連携を保ちつつ、推進中。	取締役会にて策定した平成 14 年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス方針・規程等について、以下を実施。 ー14 年度の本部・営業店の具体的取組方針通達を発牒。 ー海外拠点の体制整備通達発牒。 ー海外拠点向け解説文書制定。 ー苦情処理規則等、改定。 ・コンプライアンス体制を強化すべく、以下を実施。 ー各本部・営業店において、14 年度のコンプライアンス活動計画を作成。 ー階層別研修の実施。 ー主要グループ会社との個別面談実施。 ・業務監査部門による本部・営業店宛、監査・検査の実施。

(図表13)法第3 条第2 項の措置後の財務内容

(億円)

	14/3月末 実績(単体)	14/3月末 実績(連結)	14/9月末 実績(単体)	14/9月末 実績(連結)
破産更生債権及び これらに準ずる債権	4,935	6,382	5,148	6,533
危険債権	29,702	32,634	25,414	27,850
要管理債権	24,363	26,661	26,469	28,783
正常債権	605,589	618,964	595,345	608,992

引当金の状況

(億円)

	14/3月末 実績(単体)	14/3月末 実績(連結)	14/9月末 実績(単体)	14/9月末 実績(連結)
一般貸倒引当金	8,723	9,295	8,929	9,467
個別貸倒引当金	10,841	12,147	9,682	10,914
特定海外債権引当勘定	154	154	115	115
貸倒引当金　計	19,718	21,596	18,726	20,495
債権売却損失引当金	806	864	414	472
特定債務者支援引当金	―	―	―	―
小　計	20,524	22,460	19,140	20,967
特別留保金	―	―	―	―
債権償却準備金	―	―	―	―
小　計	―	―	―	―
合　計	20,524	22,460	19,140	20,967

(図表14)リスク管理債権情報(注)

（億円、%）

	14/3月末 実績（単体）	14/3月末 実績（連結）	14/9月末 実績（単体）	14/9月末 実績（連結）
破綻先債権額(A)	1,957	2,275	2,179	2,499
部分直接償却	5,776	6,850	5,817	6,628
延滞債権額(B)	31,845	35,998	27,661	31,164
部分直接償却	7,961	10,838	7,838	10,494
3か月以上延滞債権額(C)	923	1,028	955	1,094
貸出条件緩和債権額(D)	23,440	25,543	25,514	27,596
①金利減免債権	5,060	5,106	1,196	1,465
②金利支払猶予債権	35	335	429	766
③経営支援先に対する債権	162	162	—	—
④元本返済猶予債権	18,095	19,777	23,802	25,171
⑤その他	88	163	87	194
合計(E)=(A)+(B)+(C)+(D)	58,165	64,844	56,309	62,353
比率　(E)/総貸出	9.7%	10.2%	9.6%	10.0%

(注)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。

(図表15)不良債権処理状況

(単体)　(億円)

	13/3月期 実績	14/3月期 実績	14/9月期 実績	備考	15/3月期 見込み
不良債権処理損失額(A)	10,077	10,386	2,457		
個別貸倒引当金繰入額	1,565	6,632	1,406		
貸出金償却等(C)	7,982	3,429	1,019		
貸出金償却	3,677	2,719	889		
CCPC向け債権売却損	318	84	30		
協定銀行等への資産売却損(注1)	3	27	24		
その他債権売却損	247	479	76		
債権放棄損	3,737	120	-		
債権売却損失引当金繰入額	530	370	71		
特定債務者支援引当金繰入額	-	-	-		
特定海外債権引当勘定繰入	0	△45	△39		
一般貸倒引当金繰入額(B)	△1,886	5,045	206		
合計(A)+(B)	8,191	15,431	2,663		7,000

<参考>

貸倒引当金目的取崩による直接償却等(D)	5,755	5,737	3,705		−
グロス直接償却等(C)+(D)	13,737	9,166	4,724		−

(注1) 金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。
(注2) 13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(連結)　(億円)

	13/3月期 実績	14/3月期 実績	14/9月期 実績	備考	15/3月期 見込み
不良債権処理損失額(A)	12,024	11,760	2,959		
個別貸倒引当金繰入額	2,585	6,815	1,549		
貸出金償却等(C)	8,895	4,604	1,372		
貸出金償却	4,339	3,800	1,228		
CCPC向け債権売却損	319	98	34		
協定銀行等への資産売却損(注1)	6	30	24		
その他債権売却損	427	556	86		
債権放棄損	3,804	120	-		
債権売却損失引当金繰入額	544	387	78		
特定債務者支援引当金繰入額	-	-	-		
特定海外債権引当勘定繰入	0	△46	△40		
一般貸倒引当金繰入額(B)	△2,095	5,274	227		
合計(A)+(B)	9,929	17,034	3,186		

<参考>

貸倒引当金目的取崩による直接償却等(D)	6,485	6,818	4,735		−
グロス直接償却等(C)+(D)	15,380	11,422	6,107		−

(注1) 金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。
(注2) 13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。

(図表16)不良債権償却原資

(単体)　(億円)

	13/3月期 実績	14/3月期 実績	14/9月期 実績	15/3月期 見込み
業務純益(一般貸倒引当金繰入前)	8,031	11,834	5,767	10,800
国債等債券関係損益	87	666	764	
株式等損益	3,114	▲ 1,307	▲ 1,918	
不動産処分損益	▲ 306	▲ 142	▲ 96	
内部留保利益	−	6,730	6,244	
その他	−	−	−	
合計	10,839	17,115	9,997	10,800

(注1)13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。
(注2)「内部留保利益」14/3月期実績以降は、前期末の任意積立金と未処分利益の合計値に法定実効税率を適用して税前ベースに換算した金額を記載しております。

(連結)　(億円)

	13/3月期 実績	14/3月期 実績	14/9月期 実績	15/3月期 見込み
業務純益(一般貸倒引当金繰入前)	8,031	11,834	5,767	10,800
国債等債券関係損益	98	666	764	
株式等損益	4,685	▲ 178	▲ 1,979	
不動産処分損益	▲ 339	▲ 231	▲ 110	
内部留保利益	−	6,730	6,244	
その他	605	▲ 183	1,022	
合計	12,982	17,972	10,944	10,800

(注1)13/3月期は、さくら銀行・住友銀行両行の計数を合算して表示しております。
(注2)「業務純益」欄及び「内部留保利益」欄には、便宜上、単体の計数を記載しております。
(注3)「その他」には、連結子会社の営業利益相当部分が含まれております。

（図表17）倒産先一覧（14年上期）

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	0	0	0	0
4C	2	7	2	7
5A	9	44	9	43
5B	10	16	8	14
5C	18	35	13	20
6	24	26	24	23
7	101	852	78	632
8	41	495	55	522
9	13	351	32	571
格付なし	20	29	17	23

（注1）　「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2）　小口（与信額　50百万円未満）は除く。

（注3）　金額は与信ベースにて記載。

（参考）　法第3条第2項の措置後の財務内容

（億円）

	14年9月末実績
破産更生債権及びこれらに準ずる債権	5,148
危険債権	25,414
要管理債権	26,469
正常債権	595,345
総与信残高	652,376

(図表18)評価損益総括表(平成14年9月末、単体)

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1,2)	2,882	＋36	37	1
	債券	2,612	＋25	25	—
	株式	—	—	—	—
	その他	270	＋11	12	1
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1,2)	12,064	△128	58	186
	債券	—	—	—	—
	株式	7,202	△128	58	186
	その他	4,862	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1,2)	209,558	△8,186	2,285	10,471
	債券	127,835	＋623	686	63
	株式	39,112	△9,331	975	10,306
	その他	42,611	＋522	624	102
	金銭の信託(注1)	258	△5	4	9

その他

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	4,789	3,817	△971	100	1,071
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成14年9月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(平成1 4年9月末、連結)

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1、2)	3,843	＋47	48	1
	債券	3,349	＋36	36	0
	株式	−	−	−	−
	その他	494	＋11	12	1
	金銭の信託(注1)	−	−	−	−
子会社等	有価証券(注1、2)	1,887	△15	−	15
	債券	−	−	−	−
	株式	1,806	△15	−	15
	その他	81	−	−	−
	金銭の信託(注1)	−	−	−	−
その他	有価証券(注1、2)	221,651	△8,350	2,438	10,788
	債券	136,614	＋655	735	80
	株式	40,501	△9,473	1,065	10,538
	その他	44,536	＋467	637	170
	金銭の信託(注1)	258	△5	4	9

その他

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	4,858	3,876	△982	100	1,082
その他不動産	−	−	−	−	−
その他資産	−	−	−	−	−

(注1) 「 有価証券」及び「 金銭の信託」の「 評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「 その他」の株式の「 評価損益」については、主として決算期末前1 か月の市場価格の平均による時価に基づき算出しております。

(注2) 「 有価証券」には、貸借対照表に計上されているもののほか、「 現金預け金」の中の譲渡性預け金、並びに「 買入金銭債権」の中のCＰ及び貸付債権信託受益権等を含んでおります。

(注3)「 土地の再評価に関する法律」に基づき事業用不動産の再評価を平成10年3 月に実施し、一部の連結子会社は平成11年3 月に実施しております。
また、「 土地の再評価に関する法律」及び「 土地の再評価に関する法律の一部を改正する法律」に基づき、エスエムビーシー資産管理サービス㈱との合併により引き継いだ事業用土地の再評価を平成14年3 月に実施いたしました。一部の連結子会社も平成14年3 月に実施しております。
なお、「 貸借対照表価額」及び「 時価」は、再評価を行った土地について再評価後の帳簿価額及び主として平成14年9 月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	14/3月末	14/9月末	14/3月末	14/9月末
金融先物取引	1,183,649	1,361,326	—	—
金利スワップ	2,022,635	2,331,768	31,551	36,240
通貨スワップ	120,247	119,638	9,004	8,711
先物外国為替取引	423,934	395,726	12,922	10,681
金利オプションの買い	46,603	48,064	551	512
通貨オプションの買い	37,459	24,719	1,181	895
その他の金融派生商品	212,301	332,940	318	561
一括ネッティング契約による与信相当額削除効果	—	—	△ 28,065	△ 26,112
合　計	4,046,828	4,614,182	27,463	31,488

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20)信用力別構成(14/9月末時点)

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額	5,449	36	260	5,745
信用コスト	2	0	3	5
信用リスク量	15	1	9	25

(注1)市場営業部門の東京、ニューヨーク、ロンドン、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。

(注2)外部格付を取得していない先。

File No. 82-4395
Exhibit A4(e)
(English Translation)

Progress Report on Strengthening the Financial Base of the Bank

(Selected explanations and tables excerpted from the original Japanese report)

December 2002

Sumitomo Mitsui Banking Corporation

Amount Issued, Conditions, etc. of Preference Shares and Other Items Succeeded by the Holding Company

1. Goals

SMBC, while it has gained a firm foothold to achieve further growth by steadily realizing the merger benefit since its inception in April 2001, established the holding company named Sumitomo Mitsui Financial Group, Inc. (SMFG) in December, 2002, in order to make a big leap toward "The New Financial Services Complex in the 21st Century."

SMFG will consequently grow as a financial services complex with both the substantial capability of providing financial services and superior profitability and financial stability, through The Actions for Fortifying the Corporate Structure of SMBC Group to pursue the following two objectives:

- **Creation of a corporate structure fully exploiting the strengths of the Group** by establishing a group-wide corporate governance, management structure, and management systems furnished in the holding company playing a core role,
- **Substantial reinforcement of the strategic business lines on the Group basis** by redefining the corporate strategy and improving the autonomy of the businesses, by clarifying the responsibility and enhancing delegation, by enhancing the incentive system, and by aggressive resource allocation.

2. Amount Issued, Conditions, and Other Details

Regarding the public funds which SMBC has received, SMFG succeeds to the funds through SMFG's newly issued preference shares by means of share transfer. For the share transfer, one of each type of SMFG's preference shares was allotted to every one thousand of each type of SMBC's preference shares. The details of preference shares issued by SMFG are as follows and there is no material changes in terms of issuing details and conditions.

	Type 1	Type 2	Type 3
Amount Issued	201.0 billion yen	300.0 billion yen	800.0 billion yen
Liquidation Preference per Share	3,000,000 yen	3,000,000 yen	1,000,000 yen
Preferred Dividend Amount	10,500 yen	28,500 yen	13,700 yen
Preferred Dividend Rate	0.35%	0.95%	1.37%
Preferred Interim Dividend	5,250 yen	14,250 yen	6,850 yen
Initial Conversion Price	980,000 yen	Market price* as of August 1, 2005	613,000 yen
Conversion Period	From and including December 2, 2002 to and including February 26, 2009	From and including August 1, 2005 to and including February 26, 2009	From and including December 2, 2002 to and including September 30, 2009
Reset of Conversion Price	Reset to the market price* as of August 1 every year during the conversion period (both upward and downward)	Reset to the market price* as of August 1 every year during the conversion period (both upward and downward)	Reset to the market price* as of October 1 every year from October 1, 2003 to October 1, 2006 (both upward and downward)
Floor Conversion Price during the Conversion Period	980,000 yen	980,000 yen	258,330 yen
Mandatory Conversion Date	February 27, 2009	February 27, 2009	October 1, 2009
Floor Conversion Price upon Mandatory Conversion	500,000 yen	500,000 yen	258,330 yen
Original Issuing Company and Name	Sumitomo Bank, Ltd. First Series Type 1	Sumitomo Bank, Ltd. Second Series Type 1	Sakura Bank, Ltd. Series 3 (Type 2)
Name under SMBC	First Series Type 1	Second Series Type 1	Type 5

(*) The market price is the average of the 30-consecutive-trading-days closing prices at Tokyo Stock Exchange commencing on the 45th trading day prior to the relevant date.

3. **Policy for Utilizing the Shareholders' Equity**

The public funds which SMFG has received will be continuously utilized mainly to strengthen the Group's loan business for small and midium-sized enterprises with financial soundness and individuals.

4. **Dividend Policy**

The amount of dividend for each fiscal year will be determined, as in the past, considering the payout ratio, as long as the appropriate profit level is stably realized. For the Fiscal Year of 2002, 4,000 yen of dividend per ordinary share (equivalent to 4 yen per ordinary share before the share transfer) and the stated dividend per preference share are scheduled.

(Table 1-1)Trend and Plan of Income

	FY00 Actual *1	FY01 Actual	FY02 1st half Actual		FY02 Plan *2
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' Equity>					(Billions of yen)
Total Assets	102,783.1	105,465.0	101,205.4		95,500.0
Loans and Bill Discounted	62,824.0	60,635.6	59,479.3		62,800.0
Securities	19,635.2	23,426.3	23,856.9		15,600.0
Trading assets	2,060.1	1,257.0	931.8		2,250.0
Deferred Income Taxes <term-end balance>	1,074.6	1,741.1	1,859.3		730.0
Total Liabilities	98,854.9	101,512.1	97,625.3		91,200.0
Deposits, NCD	68,038.9	67,897.2	64,835.7		66,000.0
Bonds	—	—	—		—
Trading Liabilities	362.0	224.4	168.4		400.0
Deferred Tax Liabilities	—	—	—		—
Deferred Tax Liabilities for Land Revaluation <term-end balance>	130.0	63.1	61.8		126.3
Total Stockholders' Equity	4,199.9	3,196.5	2,998.9		3,281.1
Capital Stock	1,795.5	1,326.7	1,326.7		1,326.7
Capital Reserve	1,542.6	1,326.8	1,326.8		1,326.8
Other capital surplus	—	357.6	357.6		357.6
Earned Surplus Reserve	239.1	—	—		—
Retained Earnings *3	413.0	383.3	392.9		430.3
Land Revaluation Excess	209.5	100.4	98.2		96.0
Net Unrealized Losses on Other Securities	—	(298.0)	(502.7)		(256.0)
Treasury Stock	—	(0.3)	(0.6)		(0.3)
(Income)					
Gross Banking Profit	1,503.2	1,853.5	897.9		1,500.0
Interest Income	2,275.6	2,193.0	860.5		1,955.0
Interest Expenses	1,034.9	716.5	224.4		830.0
Net Fees and Commissions	150.7	165.3	85.8		190.0
Net Trading Income	95.4	121.3	103.4		140.0
Net Other Operating Income	16.4	90.4	72.6		45.0
Gains (Losses) on Bonds	8.7	66.6	76.4		20.0
Banking Profit before (a)	803.1	1,183.4	576.7		850.0
Banking Profit	991.7	678.9	556.1		850.0
Transfer to General Reserve for Possible Loan Losses ... (a)	(188.6)	504.5	20.6		—
Expenses	700.1	670.1	321.2		650.0
Personnel	294.1	271.8	129.2		258.5
Non-personnel	370.6	366.6	175.4		357.7
Total Credit Cost	1,007.7	1,038.6	245.7		500.0
Gains (Losses) on Stocks	311.4	(130.7)	(191.8)		(70.0)
Losses on Devaluation of Stocks	118.1	130.6	175.5		—
Operating Profit	359.1	(522.1)	99.7		230.0
Extraordinary Profit	3.0	26.8	1.8		—
Extraordinary Loss	89.1	41.3	40.5		80.0
Income Taxes (Current)	9.4	32.7	6.8		70.0
Income Taxes (Deferred)	* 125.7	(246.5)	9.3		
Net Income	137.9	(322.8)	44.9		80.0
(Dividend)					(Billions of yen, yen, %)
Distributable Profit	Sakura 165.0 Sumitomo 206.7	442.6			531.6
Dividend (including interim dividend)	Sakura 35.7 Sumitomo 18.8	37.3	—		37.3
Dividend per Share (Common Stock) (yen)	Sakura 6.0 Sumitomo 6.0	4.0	—		4.0
Dividend Rate (Preferred Stock <Public funds>)	Sakura 1.37 Sumitomo 0.70	1.11	—		1.11
Dividend Rate (Preferred Stock <Others>)	Sakura 0.75 Sumitomo —	—	—		—
Payout Ratio	Sakura 34.72 Sumitomo 36.15	—	—		34.81

(Financial Indicator)	FY00 Actual *1		FY01 Actual	FY02 1st half Actual		FY02 Plan *2 (%)
Yield on interest earning assets (A)	Sakura	2.50	2.39	1.89		2.74
	Sumitomo	2.57				
Interest Earned on Loans (B)	Sakura	2.35	2.07	1.86		2.68
	Sumitomo	2.43				
Interest Earned on Securities	Sakura	1.74	2.15	1.06		1.65
	Sumitomo	1.79				
Total Cost of Funding (including Expenses) (C)	Sakura	2.00	1.59	1.21		2.21
	Sumitomo	2.06				
Interest paid on Deposits (Including NCD) (D)	Sakura	0.72	0.49	0.26		0.93
	Sumitomo	1.13				
Expense Ratio (E)	Sakura	1.12	0.98	0.98		0.98
	Sumitomo	0.92				
Personnel	Sakura	0.46	0.39	0.39		0.39
	Sumitomo	0.39				
Non-personnel	Sakura	0.60	0.53	0.53		0.54
	Sumitomo	0.48				
Overall Interest Spread (A) - (C)	Sakura	0.50	0.80	0.68		0.53
	Sumitomo	0.51				
Interest Spread (B) - (D) - (E)	Sakura	0.50	0.59	0.61		0.77
	Sumitomo	0.38				
Non-interest Income Ratio	Sakura	18.03	8.91	9.55		26.24
	Sumitomo	10.53				
ROE (Banking Profit before (a) / Stockholders' Equity <average balance>)	Sakura	15.67	33.95	37.12		26.24
	Sumitomo	23.56				
ROA (Banking Profit before (a) / Total Assets <average balance>)	Sakura	0.75	1.12	1.13		0.89
	Sumitomo	0.80				

*1 Basically, the numbers are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 Reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

*3 The numbers are the sum of Volantary Reserves and Unappointed Profit.

*Effect of introduction of enterprise taxes to banking industry by Osaka Prefectural Government: 32.0 billion yen

(Table 1-2)Trend of Income (Consolidated)

	FY00 Actual *4	FY01 Actual	FY02 1st half Actual		FY02 Plan *5
(Scale)<term-end balance>					(Billions of yen)
Total Assets	119,242.7	108,005.0	104,397.0		
Loans and Bill Discounted	65,537.1	63,645.6	62,553.3		
Securities	27,312.5	20,694.6	22,650.7		
Trading Assets	2,491.0	3,278.1	3,442.1		
Deferred Income Taxes	1,156.5	1,882.5	1,999.1		
Minority Interests	990.6	983.8	952.3		
Total Liabilities	114,239.1	104,108.5	100,754.7		
Deposits, NCD	74,696.0	71,648.1	66,284.9		
Bonds	—	—	—		
Trading Liabilities	1,270.0	2,331.5	2,599.5		
Deferred Tax Liabilities	24.7	39.2	34.5		
Deferred Tax Liabilities for Land Revaluation	144.1	64.0	62.7		
Total Stockholders' Equity	4,013.0	2,912.6	2,690.0		
Capital Stock	1,795.5	1,326.7	1,326.7		
Capital Surplus*1	1,542.6	1,684.4	1,683.9		
Earned Surplus Reserve*2	516.0	117.7	138.8		
Land Revaluation Excess	230.7	121.2	118.0		
Evaluation Excess of "Other Securities"	—	(304.8)	(512.4)		
Foreign Currency Translation Adjustments	(53.0)	(15.2)	(53.8)		
Treasury Stock *3	(18.7)	(17.5)	(11.3)		

(Income)					(Billions of yen)
Operating Income	4,449.2	3,779.7	1,762.5		
Interest Income	2,435.9	2,176.7	954.9		
Fees and Commissions	412.1	387.3	204.6		
Trading Income	111.2	129.5	110.5		
Other Operating Income	649.7	845.6	444.1		
Other Income	840.4	240.7	48.4		
Operating Expenses	3,954.6	4,360.3	1,612.7		
Interest Expenses	1,112.3	726.9	220.9		
Fees and Commissions	95.8	67.7	42.2		
Trading Losses	2.1	—	0.7		
Other Operating Expenses	560.7	666.7	333.9		
General and Administrative Expenses	940.9	935.6	446.1		
Other Expenses	1,242.7	1,963.5	568.9		
Write-off of Loans	814.5	391.9	122.8		
Transfer to Reserve for Possible Loan Losses	49.0	1,204.3	173.6		
Transfer to General Reserve for Possible Loan Losses	(209.5)	527.4	22.7		
Transfer to Specific Reserve	258.5	681.5	154.9		
Operating Profit	494.6	(580.6)	149.9		200.0
Extraordinary Profit	52.0	29.4	2.9		
Extraordinary Loss	141.2	53.1	42.4		
Income before Income Taxes	405.5	(604.3)	110.3		
Income Taxes (Current)	65.5	101.9	26.7		
Income Taxes (Deferred)	198.2	(289.3)	10.3		
Minority Interests in Net Income	9.3	47.0	18.2		
Net Income	132.4	(463.9)	55.1		30.0

*1 The number of FY00 is that of Capital Reserve. The number of FY01 is the sum of that of Capital Reserve and Capital reserve reduction.

*2 The number of FY00 is that of Retained Earnings. The number of FY01 is that of Retained Earnings excluding Capital reserve reduction.

*3 The numbers of FY00 and FY01 includes parent bank stock held by subsidiaries.

*4 The numbers are the sum of those of former Sakura Bank and Sumitomo Bank.

*5 The FY02 figures are projections of Sumitomo Mitsui Financial Group, Inc.

(Table 2) Capital Ratio (BIS Guidelines)

<Non-consolidated> (Billions of yen)

	Mar 31, 01 Actual		Mar 31, 02	Sep 30, 02		Mar 31, 03
	Sakura	Sumitomo	Actual	Actual		Plan *6
Capital Stock	1,042.7	752.8	1,326.7	1,326.7		1,326.7
Common Stock	640.1	502.3	676.2	676.2		676.2
Preferred Stock (Non-accumulative)	402.6	250.5	650.5	650.5		650.5
Preferred Securities	283.7	563.0	863.6	844.5		863.6
Capital Reserve	899.5	643.1	1,326.8	1,326.8		1,326.8
Other Capital Surplus			357.6	357.6		357.6
Earned Surplus Reserve *2	131.2	110.2	—	—		—
Evaluation Losses on "Other Securities"	—	—	(298.0)	(502.7)		(256.0)
Voluntary reserves *2	56.0	165.5	221.5	221.5		221.5
Profit brought forward to next year *3	109.0	67.3	123.0	46.0		169.9
Treasury Stocks	0.0	0.0	(0.3)	(0.6)		(0.3)
Others *4	1.8	4.0	6.2	2.7		6.2
Total Tier I	2,524.0	2,306.0	3,927.2	3,622.6		4,016.1
<Tax Effect>	<524.1>	<550.4>	<1,741.1>	<1,859.3>		<1,660.0>
Preferred Stock (Accumulative)	—	—	—	—		—
Preferred Securities	—	—	—	—		—
Perpetual Subordinated Bonds	402.4	441.3	566.9	462.4		548.4
Perpetual Subordinated Loans	135.0	70.0	230.0	295.0		
Unrealized Gains on Securities	—	—	—	—		—
Unrealized Appreciation of Land	31.5	121.2	73.6	72.0		70.4
Reserve for Possible Loan Losses	142.8	225.0	791.2	737.3		722.5
Others	—	—	—	—		—
Total Upper Tier II	711.8	857.5	1,661.7	1,566.8		1,341.3
Subordinated Bonds	573.5	1,140.5	1,747.5	1,665.5		1,491.0
Subordinated Loans						
Others	—	—	—	—		—
Total Lower Tier II	573.5	1,140.5	1,747.5	1,665.5		1,491.0
Total Tier II	1,285.4	1,998.0	3,409.2	3,232.3		2,832.3
Tier III	—	—	—	—		—
Subtraction Item	16.9	58.8	55.3	55.4		55.3
Total Capital	3,792.5	4,245.2	7,281.0	6,799.5		6,793.1

(Billions of yen)

Risk-Adjusted Assets	31,840.6	35,946.2	63,296.6	58,987.4		57,800.0
On-Balance-Sheet Items	29,547.5	32,166.3	57,965.0	53,500.4		52,470.0
Off-Balance-Sheet Items	2,157.6	3,654.5	5,192.3	5,326.7		5,190.0
Others *5	135.4	125.4	139.3	160.3		140.0

(%)

Capital Ratio	11.91	11.80	11.50	11.52		11.75
Tier I Ratio	7.92	6.41	6.20	6.14		6.94

*1 Assumptions on yen/dollar exchange rate:
Mar. 31, 03: $1=133.25yen

*2 Excluding profit to be appropriated.

*3 Unappropriated profit minus Expected Outflows.
The FY02 figure excludes the interim dividends to Sumitomo Mitsui Financial Group, Inc. establishted in Dec., 02, of which the amount will be maximum 124.0 billion yen.

*4 Amount of Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Foreign Currency Translation Adjustments and Capital reserve reduction.

*5 Market Risk Equivalent Assets divided by 8%.

*6 Reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

(Table 2) Capital Ratio (BIS Guidelines)

<Consolidated> (Billions of yen)

	Mar 31, 01 Actual		Mar 31, 02	Sep 30, 02		Mar 31, 03
	Sakura	Sumitomo	Actual	Actual		Plan *6
Capital Stock	1,042.7	752.8	1,326.7	1,326.7		1,326.7
Common Stock	640.1	502.3	676.2	676.2		676.2
Preferred Stock (Non-accumulative)	402.6	250.5	650.5	650.5		650.5
Preferred Securities	283.7	563.0	863.6	844.5		863.6
Capital Reserve	899.5	643.1	1,326.8			1,326.8
Capital Surplus				1,683.9		
Retained Earnings *2	196.0	308.7	438.0			501.4
Retained Earnings *3				14.8		
Evaluation Losses on "Other Securities"	—	—	(304.8)	(512.4)		(262.8)
Treasury Stocks	(4.6)	(14.1)	(17.5)	(11.3)		(17.5)
Foreign Currency Translation Adjustments	(20.9)	(32.2)	(15.2)	(53.8)		(15.2)
Others *4	99.9	36.9	101.7	88.8		108.3
Total Tier I	2,496.4	2,258.3	3,719.4	3,381.3		3,831.4
<Tax Effect>	< 558.2>	<574.0>	<1,843.3>	<1,964.6>		<1,760.0>
Preferred Stock (Accumulative)	—	—	—	—		—
Preferred Securities	—	—	—	—		—
Perpetual Subordinated Bonds	402.4	441.3	566.9	462.4		548.4
Perpetual Subordinated Loans	135.0	70.0	230.0	295.0		
Unrealized Gains on Securities	—	—	—	—		—
Unrealized Appreciation of Land	46.6	122.2	82.9	80.9		79.7
Reserve for Possible Loan Losses	163.1	232.7	844.4	787.3		775.0
Others	—	—	—	—		—
Total Upper Tier II	747.2	866.2	1,724.2	1,625.5		1,403.1
Subordinated Bonds Subordinated Loans	604.3	1,129.1	1,780.6	1,690.7		1,524.1
Others	—	—	—	—		—
Total Lower Tier II	604.3	1,129.1	1,780.6	1,690.7		1,524.1
Total Tier II	1,351.6	1,995.4	3,504.8	3,316.2		2,927.2
Tier III	—	—	—	—		—
Subtraction Item	13.7	103.6	163.3	164.1		244.5
Total Capital	3,834.3	4,150.0	7,060.8	6,533.5		6,514.1

(Billions of yen)

Risk-Adjusted Assets	33,891.4	37,925.2	67,548.0	62,981.2		62,000.0
On-Balance-Sheet Items	31,812.5	34,609.0	62,532.2	58,053.9		56,990.0
Off-Balance-Sheet Items	1,924.7	3,096.3	4,803.2	4,715.8		4,800.0
Others *5	15.4	219.9	212.7	211.6		210.0

(%)

Capital Ratio	11.31	10.94	10.45	10.37		10.50
Tier I Ratio	7.36	5.95	5.50	5.36		6.17

*1 Assumptions on yen/dollar exchange rate:
Mar. 31, 03: $1=133.25yen

*2 "Other capital surplus" that was formerly included in "Retained earnings" is reported in "Capital surplus" from this fiscal year.
Exoected Outflows are excluded from the stated fieures.

*3 Expected Outflows are excluded from the stated figures.
The FY02 figure excludes the interim dividends to Sumitomo Mitsui Financial Group, Inc. establishted in Dec., 02, of which the amount will be maximum 124.0 billion yen.

*4 Amount of Minority Interests in Consolidated Subsidiaries (minus Preferred Securities), Goodwill and Consolidated Adjustment Account.

*5 Market Risk Equivalent Assets divided by 8%.

*6 Reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

(Table 5) Earnings by Unit

(Billions of yen)

	FY00 Actual	FY01 Actual	1st half of Actual		FY02 Plan
Net Interest Income	293.0	277.8	137.6		285.0
Fees and Commissions + Foreign Exchange	34.9	37.7	13.4		41.0
Consumer Banking Unit	327.9	315.5	151.0		326.0
Net Interest Income	453.4	425.4	192.4		403.0
Fees and Commissions + Foreign Exchange	122.0	158.4	98.4		198.0
Middle Market Banking Unit	575.4	583.8	290.8		601.0
Net Interest Income	109.5	115.5	58.8		120.0
Fees and Commissions + Foreign Exchange	45.3	50.8	28.1		59.0
Corporate Banking Unit	154.8	166.3	86.9		179.0
Marketing	84.3	88.4	45.1		85.0
Treasury	3.6	1.5	0.7		2.0
International Banking Unit	86.0	78.4	43.4		83.0
Banking	228.2	456.6	310.1		489.0
Trading	47.7	54.3	27.0		56.0
Treasury Unit	268.0	507.7	335.5		540.0
Headquarters	91.1	201.8	(9.7)		(4.0)
Gross Banking Profit	1,503.2	1,853.5	897.9		1,725.0
Expenses	(700.1)	(670.1)	(321.2)		(645.0)
Banking Profit (excluding transfer to general reserve)	803.1	1,183.4	576.7		1,080.0

(Table 6) Restructuring Plan

	Mar 31,01 Actual	Mar 31,02 Actual	Sep 30,02 Actual		Mar 31,03 Plan
(Number of Employees and Directors)					
Directors	38	33	23		38
Board of Directors *2	29(5)	26(2)	16(2)		29(4)
Auditors *2	9(4)	7(4)	7(3)		9(4)
Employees *1	27,142	25,027	24,650	*3	23,500

*1 Registered base. Excluding executive officers, contract employees and temporary recruited.

*2 Number in the brackets are the number of those who are not full-time attendants.

*3 738 of new employees have joined SMBC in April, 2002. The number on March 31, 2003 is expected to be as planned.

(Number of Offices)

Domestic Branches *1	578	564	545	*4	401
Overseas Branches *2	33	21	21		22
(Ref.) Overseas Subsidiaries *3	34	25	24		28

*1 Domestic Branches = Excluding sub-branches, agencies, virtual branches and International Business Operations Department

*2 Overseas Branches = Excluding sub-branches and representative offices

*3 Overseas Subsidiaries = Excluding those with ownership of less than 50%

*4 77 of joint-branchs have been opened (as of September 30, 2002). The number on March 31, 2003 is expected to be as planned.

	Mar 31,01 Actual	Mar 31,02 Actual	Sep 30,02 Actual		Mar 31,03 Plan
(Personnel Expenses)					(Millions of yen)
Personnel Expenses	294,004	271,788	129,174		258,500
Salary and Remuneration	242,004	221,889	105,711	*2	209,700
Average Salary (thousands of yen)	510	496	500		502

*1 Average age of the employee is 38.2 years old (as of Sep. 30, 2002)

*2 The amount for FY2002 is expected to be as planned, through reduction of the number of employees, and so on.

(Remuneration and Bonus of Directors) (Millions of yen)

Remuneration and Bonus of Directors *1	1,033	830	316		920
Remuneration	1,033	830	316		920
Bonus	0	0	0		0
Average Remuneration and Bonus of Directors	28	28	27		31
Average Retirement Allowances of Directors	112	81	63		87

*1 Sum of those included in personnel expenses and appropriated profit.

(Non-personnel Expenses) (Millions of yen)

Non-personnel Expenses	370,589	366,637	175,372		357,700
System related cost *1	86,426	96,324	45,541		94,800
Excluding System related cost	284,163	270,313	129,831		262,900

*1 Including leasing expenses and other related costs.

(Note) The whole restructuring plan reflects measures taken to improve profits as FY01 Net Income fell below the target by more than 30%.

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	Total Borrowing	(*2) SMBC's portion	Stockholder's Equity	SMBC's portion	Operating Profit	Net Income	Consolidated / Equity Method
THE MINATO BANK, LTD.	Commercial Banking business	Sep. 02	2,854.5	87.8	30.2	78.1	45.4	3.7	1.2	Consolidated
The Bank of Kansai, Ltd.	Commercial Banking business	Sep. 02	1,254.2	23.0	23.0	42.4	37.1	2.6	1.3	Consolidated
The Kangin Lease Company, Limited	Leasing business	Sep. 02	30.5	25.4	15.2	3.4	-	0.3	0.3	Consolidated
The Kangin Service Company, Limited	Management of real estate for branches	Sep. 02	17.7	7.6	7.2	6.7	-	0.2	0.1	Consolidated
THE WAKASHIO BANK, LTD.	Commercial Banking business	Sep. 02	488.9	-	-	21.1	20.8	0.2	0.7	Consolidated
The Japan Net Bank, Limited	Commercial Banking business via Internet	Sep. 02	124.7	17.0	-	9.4	11.4	(1.4)	(1.4)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee business	Sep. 02	6,751.7	-	-	94.7	-	(7.5)	(7.5)	Consolidated
SMBC Leasing Company, Limited	Leasing business	Sep. 02	1,634.8	1,218.7	99.9	88.3	30.2	5.2	2.7	Consolidated
SB Auto Leasing Company	Leasing business	Sep. 02	73.8	55.4	9.6	1.2	-	0.5	0.3	Consolidated
Mazda Auto Leasing Company, Limited	Leasing business	Sep. 02	9.4	7.7	1.2	1.1	-	0	0	Consolidated
SAKURA LEASING CO., LTD.	Leasing business	Sep. 02	119.3	105.0	97.3	2.4	-	1.2	0.7	Consolidated
Space Service LLC.	Leasing business	Sep. 02	6.1	4.8	2.8	(0)	-	(0)	(0)	Consolidated
SBL Partners LLC.	Factoring business	Sep. 02	11.8	11.8	11.8	0	-	0	0	Consolidated
Sumitomo Mitsui Card Company, Limited	Credit card business	Sep. 02	910.9	362.1	20.4	161.6	188.2	4.8	2.8	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Sep. 02	6.7	4.0	4.0	0.9	-	0.3	0.2	Consolidated
SAKURA CARD CO., Ltd.	Credit card business	Sep. 02	246.3	43.6	15.0	14.0	10.7	0.3	0.5	Consolidated
At-Loan Co., Ltd.	Loan business	Sep. 02	52.8	41.0	41.0	6.4	13.0	(4.3)	(4.3)	Consolidated
SMBC Capital Co., Ltd.	Venture capital business	Sep. 02	13.6	10.4	10.4	2.8	1.7	(0.4)	(0.2)	Consolidated
SMBC Consulting Co., Ltd.	Management Consulting business	Sep. 02	4.5	-	-	1.9	1.8	0.6	0.3	Consolidated
SMBC Factors Co., Ltd.	Factoring business	Sep. 02	61.4	2.5	2.5	2.9	3.0	0.5	0.3	Consolidated
SMBC Finance Co. Ltd.	Factoring and loan business	Sep. 02	532.9	396.7	264.6	73.9	110.0	2.9	0.9	Consolidated
SMBC Mortgage Co., Ltd.	Mortgage Securities business	Sep. 02	377.5	363.0	368.1	5.6	33.8	(0.8)	(0.3)	Consolidated
Mitsui Finance Service Co., Ltd.	Collecting agent and factoring business	Sep. 02	125.3	39.7	35.8	3.2	0.1	0.6	0.5	Consolidated
Sakura Finance Co., Ltd.	Collecting agent and factoring business	Sep. 02	86.6	43.1	43.0	0.8	0	(1.3)	(0.6)	Consolidated
Financial Link Company, Limited	Data processing and management consulting	June 02	0.2	-	-	0.2	0.2	(0.1)	(0.1)	Consolidated
Sakura Friend Securities Co., Ltd.	Securities business	Sep. 02	70.2	13.2	-	39.3	21.2	(0.8)	(3.6)	Consolidated
SAKURA INVESTMENT MANAGEMENT CO., LTD.	Investment trust management	Sep. 02	2.6	-	0	2.2	3.2	(0.4)	(0.4)	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering and management consulting business	Sep. 02	89.0	38.4	26.8	36.9	0.2	4.3	3.5	Consolidated
Sakura KCS Corporation	System engineering and data processing business	Sep. 02	18.2	1.0	0.4	11.9	0.2	0.3	0.1	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing business	Sep. 02	19.0	6.4	4.2	7.6	0	0.2	0.1	Consolidated
SMBC Business Servicing Co., Ltd.	Servicer	Sep. 02	3.1	1.0	1.0	0.9	0.5	0.2	0.1	Consolidated
Global Factoring Co., Ltd.	Factoring business	Sep. 02	134.1	132.4	132.4	0	-	0.1	0	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities business and derivatives business	Sep. 02	5,984.2	1,979.4	170.0	351.7	163.2	8.0	4.3	Equity Method
Meiko National Securities Co., Ltd.	Securities business	Sep. 02	90.4	1.2	0.3	55.3	8.5	(0.1)	(0.2)	Equity Method
DLJdirect SFG Securities Co. Ltd.	On-line discount brokerage service	Sep. 02	98.8	12.0	4.5	3.3	1.3	0	(0.1)	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust business	Sep. 02	11.9	-	-	8.8	5.6	0.4	0.2	Equity Method
Japan Pention Navigator Co., Ltd.	Defined contribution pension plans	Sep. 02	2.7	-	-	2.4	1.2	(0.5)	(0.5)	Equity Method
QUOQ Inc.	Purchase of monetary assets and credit guarantee business	Sep. 02	1,114.5	624.4	129.9	31.6	0.1	2.8	1.4	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in billions))

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	Total Borrowing	(*2) SMBC's portion	Stockholder's Equity	SMBC's portion	Operating Profit	Net Income	Consolidated / Equity Method
Manufacturers Bank	Commercial Banking business	US$	June 02	1,138	43	21	177	283	7	4	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial Banking business	CAN$	July 02	1,521	63	92	149	122	6	4	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial Banking business	R$	June 02	1,387	832	757	263	193	81	52	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial Banking business	RPIAH	June 02	6,394	970	2,073	1,113	960	119	83	Consolidated
SMBC Leasing and Finance, Inc.	Leasing business	US$	June 02	1,173	298	197	732	690	19	11	Consolidated
SMBC Leasing (Singapore) Pte Ltd.	Leasing business	S$	June 02	165	133	92	3	-	(8)	(8)	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing business	HK$	June 02	958	908	696	43	-	5	5	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing business	TBAH	June 02	1,245	1,022	878	163	-	15	15	Consolidated
SB Leasing (Guangzhou) Co., Ltd.	Leasing business	RMB	June 02	119	36	36	78	-	1	1	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing business	RM	June 02	109	90	78	6	-	1	1	Consolidated
SMBC Leasing (UK) Limited	Leasing business	STG	June 02	24	19	13	4	-	(0)	(0)	Consolidated
SMBC Capital Markets, Inc.	Investment and derivative business	US$	June 02	5,255	415	3,401	833	609	685	414	Consolidated
SMBC Capital Markets Limited	Investment and derivative business	US$	June 02	1,120	55	-	332	300	5	4	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance business	A$	June 02	2,570	2,187	2,015	101	65	9	7	Consolidated
SMBC Securities, Inc.	Securities business	US$	June 02	283	235	25	46	40	2	1	Consolidated
SFVI Limited	Investment business	US$	June 02	506	-	-	506	500	13	13	Consolidated
Sumitomo Finance (Asia) Limited	Investment business	US$	June 02	28	2	2	25	38	0	0	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance business	US$	June 02	1,262	1,255	489	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance business	US$	June 02	2,063	2,055	1,934	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investment business	STG	June 02	337	118	27	125	200	12	12	Consolidated
SMBC International Finance N.V.	Finance business	US$	June 02	5,848	5,802	4,938	1	0	0	0	Consolidated
China United International Leasing Co., Ltd.	Leasing business	US$	June 02	19	19	5	1	0	(0)	(0)	Equity Method
BSL Leasing Co., Ltd.	Leasing business	TBAH	June 02	1,320	1,003	79	128	6	21	14	Equity Method
SBCS Co., Ltd.	Consulting business	TBAH	June 02	422	188	188	232	14	4	4	Equity Method
P.T. EXIM SB Leasing	Leasing business	RPIAH	June 02	169	280	145	(91)	-	4	4	Equity Method

(*1) Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).

(*2) Total borrowing includes bonds and commercial papers. SMBC's portion of the total borrowing includes guarantee.

(*3) Projection of income and position in SMBC's group strategy of companies who have Operating Losses, Net Losses or Retained Losses are described in the next page.

(*4) Financial Link Company, Limited and Mazda Auto Leasing Company, Limited, through acquisition,
and four newly established companies, including SMBC PERSONNEL SUPPORT CO., LTD. were consolidated from the FY02 interim period.
And, Sakura Trust International Limited and another company were liquidated,
SB AUTO SERVICE CO., LTD. was sold, and they were unconsolidated from the FY02 interim period.

Details of (*3)

	Projection of income	Position in SMBC's group strategy
The Kangin Service Company, Limited	Maintains the black in FY02	Ownes and manages real estate for the branches of The Bank of Kansai, Ltd.
The Japan Net Bank, Limited	Projecting Net loss of 2.6 billion yen in FY02 and Net profit of 0.1 billion yen in FY03.	Internet Bank
SMBC Guarantee Co., Ltd.	SUMIGIN GUARANTEE COMPANY, LIMITED became 100% subsidiary of SMBC Guarantee Co., Ltd. in Mar. 02. It may become in the black in consolidated basis in FY04.	Credit Guarantee business subsidiary of SMBC
Space Service LLC.	The balance is at around a breakeven point. (FY02 1st half: Net loss of 2 million yen)	SPC of SMBC Leasing Company, Limited
At-Loan Co., Ltd.	Aiming at becoming in the black in FY03 through increasing the amount of loans. (Outstanding balance of loans as of Sep. 2002: approx. 42.0 billion yen)	The only consumer finance specialized company among SMBC group established in June 2000.
SMBC Capital Co., Ltd.	Hardly become in the black in FY02 owing to the decrese of gains on sales of IPO stocks under the current weak stock market.	Private equity firm investing to high-growth companies.
SMBC Factors Co., Ltd.	Disorganized as it was merged with SMBC Finance Co., Ltd. at Oct. 1, 2002.	---
SMBC Mortgage Co., Ltd.	Maintains the black in FY02	Mortgage securities business subsidiary of SMBC
Sakura Finance Co., Ltd.	Projects the red in FY02 owing to the impairment of stocks (loss of 1.2 billion yen)	Collecting agent and factoring business subsidiary of SMBC
Financial Link Company, Limited	Projects the red in FY02 as its first fiscal year, but aims to become in the black in FY03.	A strategic subsidiary that coordinate financial services such as outsourcing of settlement processing and fund administration with SMBC and group companies.
Sakura Friend Securities Co., Ltd.	Strengthens the financial base throuth the consolidation with Meiko National Securities Co., Ltd.	Closely related retail securities company
SAKURA INVESTMENT MANAGEMENT CO., LTD.	Merged with asset management subsidiaries of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, and Mitsui Sumitomo Insurance Co., Ltd. to establish Sumitomo Mitsui Asset Management Company, Limited in Dec. 02, which projects net loss in FY02 owing to merger-related losses.	Asset management bussiness subsidiary of SMBC (Newly established Sumitomo Mitsui Asset Management Company, Limited becomes the affiliate applying the equity method.)
MeikoNational Securities Co., Ltd.	Strengthens the financial base throuth the consolidation with Sakura Friend Securities Co., Ltd.	Closely related retail securities company
DLJdirect SFG Securities Co. Ltd.	Maintains the black in FY02 through expansion of customer base and reduction of expenses.	Retail securities company following SMBC's Internet business strategy.
Japan Pention Navigator Co., Ltd.	May results in net loss for the time being owing to depreciations of initial system related cost.	Core company promoting defined contribution pention plan business in SMBC group.
SMBC Leasing (Singapore) Pte Ltd.	Will become in the black in FY03	Overseas subsidiary of SMBC Leasing Company, Limited.
SMBC Leasing (Hong Kong) Limited	Maintains the black in FY02	Overseas subsidiary of SMBC Leasing Company, Limited.
SMBC Leasing (UK) Limited	Will become in the black in FY03	Overseas subsidiary of SMBC Leasing Company, Limited.
Sumitomo Finance (Asia) Limited	Maintains the black in FY02	Investment company
Sumitomo Finance International plc	Maintains the black in FY02	Investment company
China United International Leasing Co., Ltd.	Planned to be sold by Mar. 2003	Planned to be sold
P.T. EXIM SB Leasing	Concentrates in collecting loans with the condition to be liquidated.	Overseas subsidiary of SMBC Leasing Company, Limited.

(Table 10) Loans and Bills Discounted

(Balance) (Billions of yen)

		Mar 31,02 actual (A)	Sep 30,02 actual (B)		Mar 31,03 plan (C)
Domestic	including Impact Loans	55,302.2	54,778.6		53,942.2
	excluding Impact Loans	53,879.6	53,645.0		52,519.6
Small and Medium-sized enterprises *1	including Impact Loans	26,412.3	24,089.0		25,982.3
	excluding Impact Loans	25,970.1	23,701.0		25,540.1
Loans with guarantee of Credit Guarantee Corporation		2,435.5	2,152.8		2,135.5
Individuals (excluding business loans)		12,493.0	12,429.1		13,143.0
Housing Loan		10,810.8	10,642.7		11,460.8
Others		16,396.9	18,219.6		14,816.9
Overseas		4,626.2	4,124.0		4,126.2
Total		59,928.4	58,902.6		58,068.4

(Adjusted basis <excluded factors shown below>) (Billions of yen)

		Sep 30,02 actual (B)-(A)+(a)		Mar 31,03 plan (C)-(A)+(b)
Domestic	including Impact Loans	260.5		(480.0)
	excluding Impact Loans	549.5		(480.0)
Small and Medium-sized enterprises *1	including Impact Loans	(1,995.0)		70.0
	excluding Impact Loans	(1,940.8)		70.0

*1 Small and Medium-sized enterprises = Loans to following enterprises.
-Wholesaling enterprise whose capital is Y100 mil. or less or number of employees is 100 or less
-Services enterprise whose capital is Y50 mil. or less or number of employees is 100 or less
-Retailing enterprise whose capital is Y 50mil. or less or number of employees is 50 or less
-Other enterprise whose capital is Y300 mil. or less or number of employees is 300 or less
-Unincorporated enterprise

(Factors for reduction in loans) (Billions of yen)

	1st half of FY02 Actual (a)			FY02 Plan (b)	
		Small and Medium-sized enterprises			Small and Medium-sized enterprises
Direct Write-offs *1	+ 104.1	+ 10.7			
Secondary losses on loans sold to CCPC *2	+ 52.5	+ 52.5			
Sales and securitization of loans *3	+ 158.8	+ 2.3		+ 880.0	+ 500.0
Direct reduction *4	+ 183.4	+ 100.3			
Sales of loans to RCC *5	+ 36.5	+ 19.3			
Bulk-sales and others *6	+ 25.3	+ 24.5			
Others *7	+ 223.5	+ 118.7			
Total	+ 784.1	+ 328.3		+ 880.0	+ 500.0

*1 Direct write-offs which are allowed to be tax deductible.
*2 Losses due to the disposition of collaterals of loans sold to CCPC, etc.
*3 Mainly sales and securitization of normal loans. Figures are net of actual sales and securitization (increase), and cash inflows due to redemption (decrease).
*4 Of those reduced in this fiscal year.
*5 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.
*6 Losses due to bulk-sales of problem assets and other credit costs.
*7 Amount of credit given that are virtually equivalent to that of loan, such as private placement etc.

(Table 13) The Results of Asset Audits in compliance with Article 3.2 of the Financial Revitalization Law

(Billions of yen)

	Mar. 31, 02 Non-consolidated	Mar. 31, 02 Consolidated	Sep. 30, 02 Non-consolidated	Sep. 30, 02 Consolidated
Bankrupt and Quasi-Bankrupt Assets	493.5	638.2	514.8	653.3
Doubtful Assets	2,970.2	3,263.4	2,541.4	2,785.0
Substandard Loans	2,436.3	2,666.1	2,646.9	2,878.3
Normal Assets	60,558.9	61,896.4	59,534.5	60,899.2

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, 02 Non-consolidated	Mar. 31, 02 Consolidated	Sep. 30, 02 Non-consolidated	Sep. 30, 02 Consolidated
General Reserve	872.3	929.5	892.9	946.7
Specific Reserve	1,084.1	1,214.7	968.2	1,091.4
Loan Loss Reserve for Specific Overseas Countries	15.4	15.4	11.5	11.5
Sub-total	1,971.8	2,159.6	1,872.6	2,049.5
Reserve for Possible Losses on Loans Sold to CCPC	80.6	86.4	41.4	47.2
Total	2,052.4	2,246.0	1,914.0	2,096.7

(Table 14) Risk-Monitored Loans *

(Billions of yen)

	Mar. 31, 02 Non-consolidated	Mar. 31, 02 Consolidated	Sep. 30, 02 Non-consolidated	Sep. 30, 02 Consolidated
Bankrupt Loans (A)	195.7	227.5	217.9	249.9
Direct Reduction	577.6	685.0	581.7	662.8
Non-Accrual Loans (B)	3,184.5	3,599.8	2,766.1	3,116.4
Direct Reduction	796.1	1,083.8	783.8	1,049.4
Past Due Loans (3 Months or more) (C)	92.3	102.8	95.5	109.4
Restructured Loans (D)	2,344.0	2,554.3	2,551.4	2,759.6
(1)Reduction of the original interest rate	506.0	510.6	119.6	146.5
(2)Forbearance of interest payments	3.5	33.5	42.9	76.6
(3)Loans to supported companies	16.2	16.2	-	-
(4)Forbearance of principal repayments	1,809.5	1,977.7	2,380.2	2,517.1
(5)Others	8.8	16.3	8.7	19.4
Total (E)=(A)+(B)+(C)+(D)	5,816.5	6,484.4	5,630.9	6,235.3
Ratio (E)/ Total Loans	9.7%	10.2%	9.6%	10.0%

* Based on the definition of Japanese Bankers Association. Restructured loan which is applied more than two categories is included in the category which is most appropriate.

(Table 15) Disposition of Problem Loans

<Non-consolidated> (Billions of yen)

	FY00 Actual	FY01 Actual	FY02 1st half Actual	FY02 Projection
Total Credit Cost (A)	1,007.7	1,038.6	245.7	
Transfer to Specific Reserve	156.5	663.2	140.6	
Write-off of loans and other related losses (C)	798.2	342.9	101.9	
Write-off of loans	367.7	271.9	88.9	
Losses on Sales of Loans to CCPC	31.8	8.4	3.0	
Losses on Sales of Loans to RCC *1	0.3	2.7	2.4	
Losses on Bulk Sales	24.7	47.9	7.6	
Losses on Debt Forgiveness	373.7	12.0	-	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	53.0	37.0	7.1	
Transfer to Reserve for Supporting Specific Borrowers	-	-	-	
Transfer to Loan Loss Reserve for Specific Overseas Countries	0.0	(4.5)	(3.9)	
Transfer to General Reserve for Possible Loan Losses (B)	(188.6)	504.5	20.6	
Total (A)+(B)	819.1	1,543.1	266.3	700.0

<Reference>

Direct Write-off of loans already reserved (D)	575.5	573.7	370.5	-
Gross Direct Write-offs (C) + (D)	1,373.7	916.6	472.4	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

<Consolidated> (Billions of yen)

	FY00 Actual	FY01 Actual	FY02 1st half Actual	FY02 Projection
Total Credit Cost (A)	1,202.4	1,176.0	295.9	
Transfer to Specific Reserve	258.5	681.5	154.9	
Write-off of loans and other related losses (C)	889.5	460.4	137.2	
Write-off of loans	433.9	380.0	122.8	
Losses on Sales of Loans to CCPC	31.9	9.8	3.4	
Losses on Sales of Loans to RCC *1	0.6	3.0	2.4	
Losses on Bulk Sales	42.7	55.6	8.6	
Losses on Debt Forgiveness	380.4	12.0	-	
Transfer to Reserve for Possible Losses from Loans Sold to CCPC	54.4	38.7	7.8	
Transfer to Reserve for Supporting Specific Borrowers	-	-	-	
Transfer to Loan Loss Reserve for Specific Overseas Countries	0.0	(4.6)	(4.0)	
Transfer to General Reserve for Possible Loan Losses (B)	(209.5)	527.4	22.7	
Total (A)+(B)	992.9	1,703.4	318.6	

<Reference>

Direct Write-off of loans already reserved (D)	648.5	681.8	473.5	-
Gross Direct Write-offs (C) + (D)	1,538.0	1,142.2	610.7	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*2 The numbers of FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

(Table 16) Resources for disposition of problem loans

<Non-consolidated> (Billions of yen)

	FY00 Actual	FY01 Actual	FY02 1st half Actual	FY02 Projection
Banking Profit (excluding transfer to General Reserve for Possible Loan Losses)	803.1	1,183.4	576.7	1,080.0
Gains/Losses on Bonds	8.7	66.6	76.4	
Gains/Losses on Stocks	311.4	(130.7)	(191.8)	
Gains/Losses on Disposition of Premises and Equipment	(30.6)	(14.2)	(9.6)	
Retained Earnings	-	673.0	624.4	
Others	-	-	-	
Total	1,083.9	1,711.5	999.7	1,080.0

*1 The numbers of FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 Retained Earnings after FY01 are of before-tax basis, calculated by applying the statutory tax rate to the sum of Voluntary Reserves and Unappropriated Profit as of the end of the previous fiscal year.

<Consolidated> (Billions of yen)

	FY00 Actual	FY01 Actual	FY02 1st half Actual	FY02 Projection
Banking Profit (excluding transfer to General Reserve for Possible Loan Losses)	803.1	1,183.4	5,767.0	1,080.0
Gains/Losses on Bonds	9.8	66.6	76.4	
Gains/Losses on Stocks	468.5	(17.8)	(197.9)	
Gains/Losses on Disposition of Premises and Equipment	(33.9)	(23.1)	(11.0)	
Retained Earnings	---	673.0	624.4	
Others	60.5	(18.3)	102.2	
Total	1,298.2	1,797.2	1,094.4	1,080.0

*1 The numbers of FY00 are the sum of those of former Sakura Bank and Sumitomo Bank.

*2 For expediency, Banking Profit = Non-consolidated Banking Profit

Retained Earnings = Non-consolidated Retained Earnings

*3 "Others" include operating profit of subsidiaries.

(Table 17) Bankruptcies in 1st half FY2001

(Billions of yen)

Internal Grading	Internal Grading One Year Before the Bankruptcy		Internal Grading Six Month Before the Bankruptcy	
	Number of Bankruptcies	Outstanding Exposure	Number of Bankruptcies	Outstanding Exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	0	0.0	0	0.0
4C	2	0.7	2	0.7
5A	9	4.4	9	4.3
5B	10	1.6	8	1.4
5C	18	3.5	13	2.0
6	24	2.6	24	2.3
7	101	85.2	78	63.2
8	41	49.5	55	52.2
9	13	35.1	32	57.1
No Grading	20	2.9	17	2.3

*1 "No Grading" includes individuals and companies without financial data.

*2 Bankruptcies with credit amount less than 50 million yen are excluded.

(Reference) (Billions of yen)

	Sep. 30, 02
Bankrupt and Quasi-Bankrupt Assets	514.8
Doubtful Assets	2,541.4
Substandard Loans	2,646.9
Normal Assets	59,534.5
Total	65,237.6

(Table 18) Unrealized Gains(Losses) (Sep. 30, 02, Non-consolidated)

Securities (Billions of yen)

		Outstanding Balance	Net Unrealized Gains(Losses)	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	288.2	3.6	3.7	0.1
	Bond	261.2	2.5	2.5	---
	Stock	---	---	---	---
	Other	27.0	1.1	1.2	0.1
	Money Held in Trust *1	---	---	---	---
Subsidiaries, etc.	Securities *1,*2	1,206.4	(12.8)	58.0	18.6
	Bond	---	---	---	---
	Stock	720.2	(12.8)	5.8	18.6
	Other	486.2	---	---	---
	Money Held in Trust *1	---	---	---	---
Other Securities	Securities *1,*2	20,955.8	(818.6)	228.5	1,047.1
	Bond	12,783.5	62.3	68.6	6.3
	Stock	3,911.2	(933.1)	97.5	1,030.6
	Other	4,261.1	52.2	62.4	10.2
	Money Held in Trust *1	25.8	(0.5)	0.4	0.9

Others

	Book Value	Market Value	Net Unrealized Gains(Losses)	Gains	Losses
Premises used in Business *3	478.9	381.7	(97.1)	10.0	107.1
Other Premises	---	---	---	---	---
Other Assets	---	---	---	---	---

*1 Unrealized gains(losses) are calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", unrealized gains(losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with Banks" and commercial papers as well as claims on loan trust included in item "Commercial Papers and Other Dept Purchased".

*3 Based on revaluation of land at fair value as of Mar. 31, 1998 and Mar. 31, 2002 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book Value: Book value after the revaluation.
Market Value: Market value as of Sep. 30, 2002.

(Table 18) Unrealized Gains(Losses) (Sep. 30, 02, Consolidated)

Securities (Billions of yen)

		Outstanding Balance	Net Unrealized Gains(Losses)	Gains	Losses
Held-to-maturity purpose	Securities *1,*2	384.3	4.7	4.8	0.1
	Bond	334.9	3.6	3.6	0.0
	Stock	---	---	---	---
	Other	49.4	1.1	1.2	0.1
	Money Held in Trust *1	---	---	---	---
Subsidiaries, etc.	Securities *1,*2	188.7	(1.5)	---	1.5
	Bond	---	---	---	---
	Stock	180.6	(1.5)	---	1.5
	Other	8.1	---	---	---
	Money Held in Trust *1	---	---	---	---
Other Securities	Securities *1,*2	22,165.1	(835.0)	243.8	1,078.8
	Bond	13,661.4	65.5	73.5	8.0
	Stock	4,050.1	(947.3)	106.5	1,053.8
	Other	4,453.6	46.7	63.7	17.0
	Money Held in Trust *1	25.8	(0.5)	0.4	0.9

Others

	Book Value	Market Value	Net Unrealized Gains(Losses)	Gains	Losses
Premises used in Business *3	485.8	387.6	(98.2)	10.0	108.2
Other Premises	---	---	---	---	---
Other Assets	---	---	---	---	---

*1 Unrealized gains(losses) are calculated as follows;
Securities and Money Held in Trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other Securities", unrealized gains(losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with Banks" and commercial papers as well as claims on loan trust included in item "Commercial Papers and Other Dept Purchased".

*3 Based on revaluation of land at fair value as of Mar 31, 1998 under the Revaluation Act of Land Properties.
Some of the subsidiaries made revaluation as of Mar 31, 1999.
In March, 2002, the Bank revaluated the land for business activities that was succeeded due to merger with SMBC Property Management Service Co., Ltd., pursuant to the Law concerning Land Revaluation and the law concerning amendment of the Law. Some of the subsidiaries also made revaluation as of Mar, 2002.
Book Value: Book value after the revaluation.
Market Value: Market value as of Sep. 30, 2002.

(Table 19) Derivatives and Foreign Forward Contracts

(Billions of Yen)

	Contract Value or Nominal Principal Amount		Credit Risk Equivalent Amount	
	Mar 31,02	Sep 30,02	Mar 31,02	Sep 30,02
Financial Futures Contracts	118,364.9	136,132.6	—	—
Interest Rate Swap	202,263.5	233,176.8	3,155.1	3,624.0
Currency Swap	12,024.7	11,963.8	900.4	871.1
Foreign Exchange Forward Contracts	42,393.4	39,572.6	1,292.2	1,068.1
Interest Rate Options (Buy)	4,660.3	4,806.4	55.1	51.2
Currency Options (Buy)	3,745.9	2,471.9	118.1	89.5
Other Derivative Instruments	21,230.1	33,294.0	31.8	56.1
Effect of Master Netting Agreements	—	—	(2,806.5)	(2,611.2)
Total	404,682.8	461,418.2	2,746.3	3,148.8

(Note) Figures given above were computed according to capital adequacy guidelines set by the BIS. Followings were also added.

-Listed transactions

-Options (sell)

-Transactions for which the original contract has a maturity of 14 days or less

(Table 20) Credit Portfolio (as of Sep. 30, 02)

(Billions of Yen)

	Counterparty with rating equivalent to BBB/Baa or higher	Counterparty with rating equivalent to BB/Ba or lower	Others*	Total
Credit Risk Equivalent	544.9	3.6	26.0	574.5
Credit Cost	0.2	0.0	0.3	0.5
Amount of Credit Risk	1.5	0.1	0.9	2.5

*1 Scope of trial calculation: Inerest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, London, Hong Kong and Singapore by the Treasury Unit.

*2 Corporations without credit ratings by rating agencies.

File No. 82-4395
Exhibit A4(f)

平成１５年１月１５日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

アメリカ合衆国ニューヨーク州ニューヨーク
ザ・ゴールドマン・サックス・グループ・インク
（ＮＹＳＥ：ＧＳ）

三井住友フィナンシャルグループによる優先株発行等、ゴールドマン・サックスとの合意について

株式会社三井住友フィナンシャルグループ（社長：西川善文）とザ・ゴールドマン・サックス・グループ・インク（以下「ゴールドマン・サックス」、会長兼首席経営執行役員：ヘンリー・Ｍ・ポールソン，Ｊｒ）は、関係当局の承認を前提として、①ゴールドマン・サックスが三井住友フィナンシャルグループの転換型優先株式に投資すること、②三井住友フィナンシャルグループがゴールドマン・サックスによる信用供与について信用補完を行うこと、③両社間の業務協力を幅広く進めることについて、本日、合意いたしましたので、以下の通りお知らせいたします。

１．優先株による資本調達

ゴールドマン・サックスは、三井住友フィナンシャルグループの発行する転換型優先株式に対し、１，５０３億円を投資します。

本優先株の概要は、以下の通りです。

－優先配当率　　：年 4.5%
－転換可能期間　：発行の 2 年後から 25 年後まで
－一斉転換　　　：発行の 25 年後
－その他　　　　：少なくとも２年間の譲渡禁止等

２．ゴールドマン・サックスの与信業務に対する信用補完

三井住友銀行は、ゴールドマン・サックスの投資適格顧客に対する信用

供与に伴うリスクを軽減するため、総額10億ドルの範囲内で信用補完を提供し、更にメザニン（BBB格以上のリスクに相当）による信用補完を提供します。

3．業務協力

三井住友銀行とゴールドマン・サックスは、三井住友銀行の不良債権処理や財務基盤強化等、ゴールドマン・サックスのエクスパティーズを活用できる分野において、従来からの協力関係を拡大させてまいります。

三井住友フィナンシャルグループは、本合意について、以下の通り考えております。

－ゴールドマン・サックスによる投資を歓迎し、両社のリレーションシップが更に強化されることを期待しています。

－本件調達は、弊社の財務体質の強化に大きく貢献するものです。資本増強に加え、不良債権処理に関するゴールドマン・サックスのエクスパティーズを活用することによって、アセット・クオリティの改善を一段と加速化することが可能となります。

－『金融再生プログラム』における『資産査定の厳格化』で述べられている措置によって、弊社の今期のクレジット・コストはある程度増加する可能性もありますが、その影響は十分にマネジャブルであると考えています。増強された資本と高い収益力をベースに、先般設立した戦略金融部門を通じて、不良債権処理・企業再生の一層の加速化を進めることによって、収益の長期的拡大とアセット・クオリティの改善という弊社の経営目標を、より速く達成することができると考えております。

ゴールドマン・サックスは、本合意について、以下の通り考えております。

－本件は、日本で最大かつ最も卓越した金融グループの一つである三井住友フィナンシャルグループと日本に対する弊社のコミットメントを強く示すものです。

－日本と日本市場に対する弊社の取り組みを強化する上で、本合意は重要なものであり、三井住友フィナンシャルグループとの長期的かつ実り多

き関係を一層強化するための重要な一歩であると考えております。

－弊社は、本合意に基づいて三井住友フィナンシャルグループと協働し、同社の財務目標の達成を支援してまいりたいと強く考えております。弊社は、本日の合意は両社および両社の株主に大きな利益をもたらすものであると考えております。

以　上

［本件に関するお問い合せ先］

株式会社三井住友フィナンシャルグループ
広報部長　牧　満　　TEL:03-5512-2671

ゴールドマン・サックス証券会社　東京支店
広報　福島 治子/オーランド・カマーゴ　　TEL:03-5575-1458

File No. 82-4395
Exhibit A4(f)
(English Translation)

SMFG

Goldman Sachs

GOLDMAN SACHS TO INVEST IN SUMITOMO MITSUI FINANCIAL GROUP; FIRMS WILL EXPAND RELATIONSHIP THROUGH COOPERATIVE EFFORTS

NEW YORK AND TOKYO – January 15, 2003 – The Goldman Sachs Group, Inc. (NYSE: GS) and Sumitomo Mitsui Financial Group, Inc. (SMFG) (TSE: 8316) announced today an agreement that includes the investment by Goldman Sachs in SMFG convertible preferred stock, the provision by SMFG of credit loss protection to support Goldman Sachs' lending activities and a broadening of business cooperation between the two organizations. The transactions are expected to close in February 2003, subject to regulatory approvals and execution of definitive documentation.

Under the agreement, Goldman Sachs will purchase JPY 150.3 billion (approximately $1.27 billion) of convertible preferred stock with an annual 4.5% cash dividend. The preferred stock will be convertible into common stock beginning two years after issuance, and on a mandatory basis at the end of 25 years. The underlying common stock will generally not be transferable for a minimum of two years after issuance.

Also as part of the agreement, SMFG will provide Goldman Sachs with up to an aggregate of $1 billion in first loss protection to mitigate risks associated with extending credit to Goldman Sachs' investment grade clients. If requested by Goldman Sachs, SMFG will provide additional second loss protection, which will be rated investment grade.

Finally, Goldman Sachs and SMFG have agreed to expand their cooperative activities. The two organizations will work together on the disposition of non-performing assets, on SMFG's financial restructuring and in other areas where Goldman Sachs' expertise can be of use.

"We welcome Goldman Sachs as an investor, and look forward to extending the ties between our firms," said Yoshifumi Nishikawa, President and Chief Executive Officer of SMFG. "This investment, coupled with other initiatives, will strengthen the financial position of SMFG and enable us to accelerate our program to improve asset quality, an effort that Goldman Sachs' expertise will certainly facilitate."

Mr. Nishikawa went on to say, "While new regulatory guidelines announced by the Japanese FSA may increase SMFG's credit costs substantially, we believe the costs will be manageable. Given our enhanced capital base, earnings capacity and focus on the disposition of non-performing loans and rehabilitation of borrowers through our recently established Asset Restructuring Unit, we are confident that the steps we have taken will expedite meeting our goals of long-term earnings growth and improved asset quality."

Henry M. Paulson, Jr., Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc. said, "Today's agreement serves to mark our commitment to Japan and to SMFG, one of Japan's largest and most prominent financial groups. We view this as an important

opportunity to deepen Goldman Sachs' participation in Japan and its markets, and the next step in the long and successful relationship between our organizations."

"We are looking forward to working with SMFG on all the initiatives outlined in this transaction, and on its program to achieve its financial objectives," Mr. Paulson added. "We believe the benefits of today's agreement to both organizations and their shareholders will be significant."

Goldman Sachs is filing a Form 8-K today with more detailed information on the transactions.

###

Sumitomo Mitsui Financial Group, Inc. is a holding company established on December 2, 2002 with headquarters in Tokyo. Sumitomo Mitsui Banking Corporation (SMBC) is a 100% owned subsidiary of SMFG. SMBC is one of Japan's leading commercial banks, formed as a result of the merger of Sumitomo Bank, Limited and Sakura Bank, Limited, both having roots in the 19th century. SMBC provides a comprehensive range of wholesale and retail banking services to one of Japan's most diverse and affluent client bases. SMFG operates 545 domestic and 21 overseas branches in major financial centers around the world.

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, it is one of the oldest and largest investment banking firms. The firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

Conference Call

A call to discuss today's announcement will be held at 9:00 am (ET), and will be open to the public. Members of the public who would like to listen to the conference call should dial 1-888-281-7154 (US domestic) and 1-706-672-5627 (international) passcode number 7620451. The number should be dialed at least 10 minutes prior to the start of the conference call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the firm's Web site, *http://www.gs.com/our_firm/investor_relations/*. There is no charge to access the call. Please direct any questions regarding obtaining access to the conference call to Goldman Sachs Investor Relations, via e-mail, at gs-investor-relations@gs.com.

Goldman Sachs Media Contact:
Lucas van Praag 212-902-7712

Goldman Sachs Investor Contact:
John Andrews 212-357-2674

SMFG Media Contact:
Mitsuru Maki
(Japan 81) 3-5512-2671

SMFG Investor Contact:
Masahiko Oshima
(Japan 81) 3-5512-4460

File No. 82-4395
Exhibit A4(g)

平成１５年1月１５日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

優先株式の発行について

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、平成１５年1月１５日開催の当社取締役会において総額1，５０３億円の当社第1-１２回第四種優先株式の発行を決議し、あわせてザ・ゴールドマン・サックス・グループ・インクが本優先株式を直接全額引き受ける内容の優先株式引受契約書を同社との間で本日締結いたしましたので、お知らせいたします。

本優先株式の発行代わり金により、当社は、１００％子会社である株式会社三井住友銀行が実施する普通株式の第三者割当増資を引き受ける予定です。

当社は、本優先株式発行により財務基盤・リスク対応力を一層強化することで、本邦金融システムの信頼回復の一翼を担うとともに、当社グループの経営安定性を高め、もって株主の皆様やお客さまのご期待に応えてまいる所存です。

本優先株式の発行概要および優先株式引受契約書に含まれる本優先株式に関する特約の概要は別紙の通りです。

〔本件に関するお問い合わせ先〕
株式会社三井住友フィナンシャルグループ企画部ＩＲ室
大島　TEL 03-5512-4460　櫻井　TEL 03-5512-4463
日隈　TEL 03-5512-4464　京極　TEL 03-5512-4465

<別紙>

第1-12回第四種優先株式の発行概要

1. 株式の名称

株式会社三井住友フィナンシャルグループ第1回第四種優先株式、同第2回第四種優先株式、同第3回第四種優先株式、同第4回第四種優先株式、同第5回第四種優先株式、同第6回第四種優先株式、同第7回第四種優先株式、同第8回第四種優先株式、同第9回第四種優先株式、同第10回第四種優先株式、同第11回第四種優先株式、同第12回第四種優先株式（以下、各回の第四種優先株式をそれぞれ「各回本優先株式」といい、あわせて「第1-12回本優先株式」という。）

2. 発行新株式数

各回につき4,175株（第1-12回本優先株式の合計株数50,100株）

3. 発行価額

1株につき3,000,000円

4. 発行価額の総額

各回につき12,525,000,000円（第1-12回本優先株式の発行価額の総額150,300,000,000円）

5. 発行価額中資本に組み入れない額

1株につき1,500,000円

6. 発行方法

ザ・ゴールドマン・サックス・グループ・インクに各回本優先株式を直接全額割り当てる方法により発行する。

7. 申込期日

平成15年2月6日（木曜日）

8. 払込期日

平成15年2月7日（金曜日）

9. 発行年月日

平成15年2月8日（土曜日）

10. 配当起算日

平成 15 年 2 月 8 日（土曜日）

11. 優先配当金

(1) 優先配当金

1 株につき 135,000 円（ただし、平成 15 年 3 月 31 日に終了する営業年度に係る優先配当金は、1 株につき 19,500 円とする。）

(2) 非累積条項

ある営業年度において各回本優先株主または各回本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

各回本優先株主または各回本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

12. 優先中間配当金

1 株につき 67,500 円

13. 残余財産の分配

当会社の残余財産を分配するときは、各回本優先株主または各回本優先登録質権者に対し、当会社の普通株式を有する株主または普通株式の登録質権者に先立ち、各回本優先株式 1 株につき 3,000,000 円を支払う。

各回本優先株主または各回本優先登録質権者に対しては、上記 3,000,000 円の他、残余財産の分配は行われない。

14. 消却

当会社は、いつでも各回本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

15. 議決権

各回本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

16. 新株引受権等

当会社は、法令に定める場合を除き、各回本優先株式について株式の併合または分割は

行わない。当会社は、各回本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

17. 普通株式への転換

(1) 転換請求期間

平成15年2月8日から平成40年2月7日まで。

(2) 転換の条件

① 当初転換価額

当初の転換価額は、331,000円とする。

② 転換価額の修正

各回本優先株主が当会社に対し各回本優先株式の転換を請求した日(以下、「修正日」という。)において、転換価額は、(ⅰ)修正日の前日において有効な転換価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。)の平均値(終値のない日数を除く。)相当額(10円の位まで算出し、その10円の位を四捨五入する。)のいずれか小さい金額に修正される(以下、「修正後転換価額」という。)。ただし、修正後転換価額が当初転換価額の33%相当額(10円の位まで算出し、その10円の位を四捨五入する。)(ただし、下記③により調整される。)(以下、「下限転換価額」という。)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は③に準じて調整される。なお、修正後転換価額は、修正日に転換請求がなされた当該各回本優先株式についてのみ適用される。

③ 転換価額の調整

転換価額は、各回本優先株式発行後、時価を下回る払込金額をもって普通株式を発行または処分する場合に次に定める算式により調整され、その他一定の場合にも次に定める算式その他一定の算式により調整されるほか、合併等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新発行・処分普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行普通株式数} + \text{新発行・処分普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

④ 転換により発行すべき普通株式数

転換により発行すべき当会社の普通株式数は次のとおりとする。

$$転換により発行すべき普通株式数＝\frac{\text{各回本優先株主が転換請求のために提出した各回本優先株式の発行価額総額}}{\text{転換価額}}$$

各回本優先株式の転換により発行すべき普通株式数の算出に当って1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

⑤ 転換により発行する株式の内容
当会社普通株式

(3) 普通株式への一斉転換
転換請求期間中に転換の請求がなされなかった各回本優先株式は、転換請求期間の末日の翌日（以下、「一斉転換日」という。）をもって、各回本優先株式1株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各回本優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。
かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

(4) 各回本優先株式の転換により発行された普通株式および普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

18. 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

ザ・ゴールドマン・サックス・グループ・インクによる特約の概要

ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年1月15日締結の優先株式引受契約書において、当会社により割り当てられ保有する各回本優先株式につき、以下の制限に従うことを約している。

(1) 各回本優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。

(2) 発行後2年間は、一定の場合を除き、各回本優先株式の当会社普通株式への転換請求を行わない。

(3) 各回本優先株式の転換により発行された当会社普通株式の譲渡その他の処分は、払込期日後2年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後2年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の3分の1の数（ないしこれから一定の株式数を減じた数）を超える当会社普通株式につきこれを行わず、払込期日後3年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の3分の2の数（ないしこれから一定の株式数を減じた数）を超える当会社普通株式につきこれを行わない。
総転換株式数とは、それまでに転換により発行された当会社普通株式の数と、残存している各回本優先株式の全てがその時点において適用のある転換価額で転換された場合に発行されるであろう当会社普通株式の数の合計をいう。

以　上

<ご参考>

1．増資による当社発行済株式総数の推移

（1）増資前の発行済株式総数 6,676,424.39株（平成15年1月15日現在）

うち、	普通株式	5,709,424.39株
	第一種優先株式	67,000株
	第二種優先株式	100,000株
	第三種優先株式	800,000株

（2）増資による増加株式数 50,100株

うち、第四種優先株式 50,100株

（3）増資後の発行済株式総数 6,726,524.39株

うち、	普通株式	5,709,424.39株
	第一種優先株式	67,000株
	第二種優先株式	100,000株
	第三種優先株式	800,000株
	第四種優先株式	50,100株

2．資金使途

当社100%子会社である株式会社三井住友銀行が新たに発行する普通株式の購入資金に充当する予定。

3．本優先株式の割当予定先の概要

名称	ザ・ゴールドマン・サックス・グループ・インク
本店所在地	アメリカ合衆国　ニューヨーク州、ニューヨーク
資本の額	188.44億米ドル（平成14年8月31日現在）
代表者の役職・氏名	会長兼首席経営執行役員 ヘンリー・エム・ポールソン・ジュニア
発行済株式総数	477,460,000株（平成14年10月4日現在）
大株主および持株比率	株主間契約当事者49.34%（平成14年1月31日現在）
事業の内容	持株会社（傘下に法人、金融機関、政府および富裕層の個人を含む広範かつ多様な顧客層を対象として世界規模の幅広いサービスを提供している投資銀行や証券会社子会社を有する。）
当社との出資関係	該当ありません

以上

Issuance of Preferred Stock

TOKYO, January 15, 2003 ··· Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that the SMFG's Board of Directors resolved at today's meeting to issue First through Twelfth Series Type 4 Preferred Stock (the "Preferred Stock") in the aggregate amount of 150.3 billion yen (the "Issuance"), and that SMFG and The Goldman Sachs Group, Inc. ("GS") today entered into the Preferred Stock Subscription Agreement which set GS as the full subscriber of all shares of the Preferred Stock directly allotted through the Issuance.

The proceeds for the Issuance are to be used to subscribe shares of the common stock newly issued by SMFG's 100%-owned subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC").

Through the Issuance, SMFG will strengthen its financial base and its capacity to absorb risks so that it will enhance the financial soundness of SMFG group as well as make an important contribution to regain the reliability of Japanese finacial system, and as a result, the expectation of SMFG's shareholders and customers will be met.

The summarized details of the terms and conditions of shares of the Preferred Stock and of GS's agreements on the Preferred Stock under the Preferred Stock Subscription Agreement are as on the sheets attached:

Inquiries to:
Sumitomo Mitsui Financial Group, Inc.
IR Department
Mr. Oshima ··· Tel.+81-3-5512-4460
Mr. Sakurai ··· Tel.+81-3-5512-4463
Mr. Higuma ··· Tel.+81-3-5512-4464
Mr. Kyogoku ··· Tel.+81-3-5512-4465

<Appendix>

Summarized Details of the Terms and Conditions of Issuance of First-Twelfth Series Preferred Stock

1. Name of Shares:

   First Series Type 4 Preferred Stock, Second Series Type 4 Preferred Stock, Third Series Type 4 Preferred Stock, Fourth Series Type 4 Preferred Stock, Fifth Series Type 4 Preferred Stock, Sixth Series Type 4 Preferred Stock, Seventh Series Type 4 Preferred Stock, Eighth Series Type 4 Preferred Stock, Ninth Series Type 4 Preferred Stock, Tenth Series Type 4 Preferred Stock, Eleventh Series Type 4 Preferred Stock, and Twelfth Series Type 4 Preferred Stock of Sumitomo Mitsui Financial Group, Inc. (Type 4 Preferred Stock of each series shall be hereinafter referred to as "Each Series Preferred Stock", respectively, and "First-Twelfth Series Preferred Stock", collectively).

2. Number of Shares to be issued: 4,175 for each series
   (50,100 of aggregate number of First-Twelfth Series Preferred Stock)

3. Issue Price: 3,000,000 yen per share

4. Aggregate Amount of Issue Price:
   12,525,000,000 yen for each series
   (150,300,000,000 yen of aggregate amount of issue price of First-Twelfth Series Preferred Stock)

5. The portion of the issue price which will not be accounted for as stated capital:
   1,500,000 yen per share

6. Method of Issue:

   Each Series Preferred Stock will be issued by way of direct allotment of the total amount of Each Series Preferred Stock to The Goldman Sachs Group, Inc.

7. Application Period: February 6, 2003 (Thursday)

8. Payment Date: February 7, 2003 (Friday)

9. Issue Date: February 8, 2003 (Saturday)

10. Date from which dividends are assumed to accrue: February 8, 2003 (Saturday)

11. Preferred Dividends:

    (1) Preferred Dividends:

    135,000 yen per share (provided, however, that the Preferred Dividends with respect to the fiscal year ending March 31, 2003 shall be 19,500 yen per share.)

    (2) Non-accumulation Provision:

    If the amount of dividends payable to Each Series Preferred Stockholders or Each Series Preferred Registered Plegees is less than the Preferred Dividends in any fiscal year, such a deficiency shall not be carried over for accumulation to the subsequent fiscal years.

(3) Non-participation Provision:

Each Series Preferred Stockholders or Each Series Preferred Registered Pledgees shall not be paid dividends in excess of the amount of the Preferred Dividends.

12. Preferred Interim Dividends: 67,500 yen per share

13. Liquidation Distribution of Residual Assets:

In the event that SMFG makes a liquidation distribution of its residual assets, SMFG shall make a distribution of three million (3,000,000) yen per share of Each Series Preferred Stock to Each Series Preferred Stockholders or Each Series Preferred Registered Pledgees in preference to the holders of the SMFG's common stock (the "Common Stock") or the registered pledgees of the Common Stock.

No liquidation distribution other than the above-mentioned distribution of three million (3,000,000) yen shall be made to Each Series Preferred Stockholders or Each Series Preferred Registered Pledgees.

14. Redemption of Preferred Stock:

SMFG may at any time purchase Each Series Preferred Stock and redeem them by reducing the profits distributable to stockholders by an amount equal to the relevant purchase price.

15. Voting Rights:

Each Series Preferred Stockholders shall not have any voting rights at a general meeting of shareholders; provided, however, that Each Series Preferred Stockholders shall have voting rights during the period, if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, from such general meeting, or if an agenda with respect to the receipt of the Preferred Dividends is rejected at an ordinary general meeting, from the closing time of such general meeting, up until a resolution is passed to receive the Preferred Dividends.

16. Rights to Subscribe for New Shares, Etc.:

Except as otherwise provided for by law or regulation, no reverse stock split or stock split of Each Series Preferred Stock shall be made. SMFG shall not allocate to Each Series Preferred Stockholders rights to subscribe for new shares or rights to subscribe for bonds with the Share Acquisition Rights.

17. Conversion into Common Stock:

(1) Period during which a request for conversion may be made (the "Conversion Period"):
From February 8, 2003 to and including February 7, 2028.

(2) Terms of Conversion:

A. Initial Conversion Price:
The Initial Conversion Price will be 331,000 yen.

B. Reset of Conversion Price:

As of the date on which Each Series Preferred Stockholders request

conversion of Each Series Preferred Stock to SMFG (the "Reset Date"), the Conversion Price will be reset to the lower amount of (i) the Conversion Price in effect on the date immediately preceding the Reset Date and (ii) the amount equal to the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Reset Date, and such amount shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*); any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded (the "Conversion Price After Reset"); provided, however, that in the event that the Conversion Price After Reset is less than the price equal to thirty-three (33) % of the Initial Conversion Price (such amount shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*; any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded, subject to any adjustment set forth below) (the "Conversion Floor Price"), the Conversion Price After Reset shall be the Conversion Floor Price. If any event that requires adjustment of the Conversion Price in accordance with section "C. Adjustment of Conversion Price" below occurs from the forty-fifth (45th) trading day preceding the Reset Date up until such Reset Date, the Conversion Price After Reset will be subject to adjustment in accordance with section "C. Adjustment of Conversion Price" below. For avoidance of doubt, the Conversion Price After Reset shall apply only to such series of Each Series Preferred Stock in respect of which a request for conversion is made on the Reset Date.

C. Adjustment of Conversion Price:

After the issuance of Each Series Preferred Stock, the Conversion Price shall be adjusted in accordance with the following formula in the event that the Common Stock is issued or transferred by SMFG at a price less than the current market price, be adjusted in accordance with the following formula and other relevant formulas in certain other events, and be revised to the price which the Board of Directors determines to be appropriate in the events which require adjustment of Conversion Price such as a merger:

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Numbers of issued Common Stock} + \dfrac{\text{Numbers of Common Stock newly issued or transferred} \times \text{Amount to be Paid per Common Stock}}{\text{Current Market Price}}}{\text{Numbers of issued Common Stock} + \text{Numbers of Common Stock newly issued or transferred}}$$

The Conversion Price After Adjustment shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded.

D. Number of Common Stock to be issued upon conversion:

The number of Common Stock of SMFG to be issued upon conversion shall be determined in accordance with the following formula:

$$\text{Number of Common Stock to be issued upon conversion} = \frac{\text{Aggregate issue price of Each Series Preferred Stock presented by Each Series Preferred Stockholders for conversion request}}{\text{Conversion Price}}$$

Any fractional number equal to an integral multiple of one-hundredth (1/100) of a share resulting from the calculation of the number of Common Stock to be issued upon a conversion of Each Series Preferred Stock shall be recorded on the register of holders of fractional shares; provided, however, that any fractional number less than one-hundredth (1/100) of a share shall be disregarded.

E. Shares to be issued upon conversion:

Common Stock of Sumitomo Mitsui Financial Group, Inc.

(3) Mandatory Conversion:

Each Series Preferred Stock which is not requested for conversion during the Conversion Period shall be converted, on the date immediately following the last day of the Conversion Period (the "Mandatory Conversion Date"), to the number of Common Stock obtained by dividing the amount equal to the amount paid per share of such Each Series Preferred Stock by the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Mandatory Conversion Date. The average of the closing price shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded; provided, however, that if such average of the closing price is less than five hundred thousand (500,000) yen, such Each Series Preferred Stock shall be converted to the number of Common Stock obtained by dividing the amount equal to the amount paid per share of such Each Series Preferred Stock by five hundred thousand (500,000) yen.

In the calculation of the number of such Common Stock, any fractional number less than one-hundredth (1/100) of a share shall be dealt with in the same manner applied to share consolidation as provided for in the Commercial Code.

(4) The first payment of dividends or interim dividends on the Common Stock and fractional shares of the Common Stock issued upon conversion of Each Series Preferred Stock shall be made on the basis that the conversion shall be deemed to have taken effect as of April 1 if the request for conversion or the mandatory conversion is made during the period from April 1 through September 30, or as of October 1 if the request for conversion or the mandatory conversion is made during the period from October 1 through March 31 of the next year.

18. Each of the above items shall be applicable on the condition that necessary notification has been made and necessary approvals and authorizations under the various laws and regulations have become effective.

Summarized Details of Agreement by The Goldman Sachs Group, Inc. ("GS")

GS has agreed to the following restrictions on Each Series Preferred Stock allotted by SMFG under the Preferred Stock Subscription Agreement (the "Agreement") with SMFG effective on January 15, 2003.

(1) GS will not, except for under certain conditions, transfer or dispose of in other ways any of the Each Series Preferred Stock.

(2) GS will not, except for under certain conditions, request to convert any of the Each Series Preferred Stock into Common Stock during the first two years following issuance of the Each Series Preferred Stock.

(3) GS will not, except for under certain conditions, transfer or dispose of in other ways any of the Common Stock converted from Each Series Preferred Stock prior to the second anniversary of the Payment Date. During the 12-month period beginning at the second anniversary of the Payment Date, GS will not, except for under certain conditions transfer or dispose of in other ways a number of Common Stock converted from Each Series Preferred Stock more than one-third of the Aggregate Conversion Stock (or a number less a certain number of shares). During the 12-month periods beginning at the third anniversary of the Payment Date, GS will not, except for under certain conditions, transfer or dispose of in other ways, a number of the Common Stock converted from Each Series Preferred Stock more than two-thirds of the Aggregate Conversion Stock (or a number less a certain number of shares. Aggregate Conversion Stock is the sum of the aggregate number of Common Stock already issued by conversion of Each Series Preferred Stock and the aggregate number of Common Stock that would be issued if all the outstanding Each Series Preferred Stock were converted at the Conversion Price then in effect.

<Reference>

1. Changes in Aggregate Number of SMFG's Shares Outstanding before and after the Issuance:

(1) Aggregate number of shares outstanding before the Issuance:

6,676,424.39 shares (as of January 15, 2003)

Breakdown:

Common Stock:	5,709,424.39 shares
Type 1 Preferred Stock:	67,000 shares
Type 2 Preferred Stock:	100,000 shares
Type 3 Preferred Stock:	800,000 shares

(2) Aggregate number of shares to be increased through the Issuance:

50,100 shares

Type 4 Preferred Stock:	50,100 shares

(3) Aggregate number of shares outstanding after the Issuance:

6,726,524.39 shares

Breakdown:

Common Stock:	5,709,424.39 shares
Type 1 Preferred Stock:	67,000 shares
Type 2 Preferred Stock:	100,000 shares
Type 3 Preferred Stock:	800,000 shares
Type 4 Preferred Stock:	50,100 shares

2. Use of Proceeds:

The proceeds of the Issuance are to be for the subscription of common stock issued by SMBC, SMFG's 100%-owned subsidiary.

3. Outline of the Company to which the Preferred Stock is Scheduled to be Allotted:

- Company name: The Goldman Sachs Group, Inc.
- Head Office address: New York, New York, United States of America
- Capital stock: 18,844 million U.S. dollars (as of August 31, 2002)
- Representative: Chairman and Chief Executive Officer
  Henry M. Paulson, Jr.
- Total number of shares outstanding:
  477,460,000 shares (as of October 4, 2002)
- Principal shareholders and percentage of shares:
  Parties to the Shareholders' Agreement 49.34%
  (as of January 31, 2002)
- Business description: Holding company
  (its subsidiaries and affiliates provide corporations, financial institutions, public sector entities and wealthy individuals with cross boarder and indigenous financings, mergers and acquisitions and other transactions)
- Capital relationship with SMFG: None

This notice with regard to the **Issuance of Preferred Stock** is published in order to publicly announce the fact concerning SMFG's issuance of preferred stock, not to solicit anyone into making any investment in or outside of Japan, nor for any similar purposes.

File No. 82-4395
Exhibit A4(h)

平成１５年１月１５日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友フィナンシャルグループ
（コード番号８３１６）

特定目的会社の設立について

株式会社三井住友フィナンシャルグループ（ＳＭＦＧ、社長：西川善文）の１００％子会社である株式会社三井住友銀行（ＳＭＢＣ、頭取：西川善文）は、平成１５年１月１５日開催の取締役会において、本日合意したゴールドマン・サックス・グループ・インクの与信業務について信用補完を提供することを目的として、英領ケイマン諸島にＳＭＢＣの１００％出資子会社となる特定目的会社を設立することを決議いたしましたので、お知らせいたします。

１．設立される子会社の概要

名称	SMBC Cayman LC Limited （エスエムビーシー・ケイマン・エルシー・リミテッド）
所在地	英領ケイマン諸島
事業の内容	保証業務

２．設立予定日

平成１５年１月３１日

以　上

〔本件に関するお問い合わせ先〕
株式会社三井住友フィナンシャルグループ
広報部　古舘　TEL 03-5512-2678

File No. 82-4395
Exhibit A4(h)
(English Translation)

January 15, 2003

To Whom It May Concern:

Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
(Code: 8316)

Establishment of SPV

We hereby give notice that Sumitomo Mitsui Banking Corporation (SMBC), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (SMFG), has, at the meeting of the Board of Directors held today, resolved to establish a special purpose vehicle (SPV) in the British Cayman Islands, which will become a company that is invested 100% by SMBC, for the purpose of extending supplementary credit in the credit business of Goldman Sachs Group, Inc., agreed today.

1. Outline of Company to be Established:
   Trade name: SMBC Cayman LC Limited
   Location: British Cayman Islands
   Business: Guarantee business

2. Scheduled Establishment:
   January 31, 2003

File No. 82-4395
Exhibit A4(i)

平成１５年1月２１日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

東京都千代田区有楽町１丁目１番２号
株式会社三井住友銀行

東京都千代田区神田神保町 2 丁目 21 番地 1
株式会社わかしお銀行

三井住友銀行とわかしお銀行の合併契約書締結について

株式会社三井住友銀行（頭取：西川善文）と株式会社わかしお銀行（頭取：市川博康）は、本日開催したそれぞれの取締役会の決議を経て、同日付で合併契約書を締結いたしましたので、以下の通りお知らせいたします。なお、本合併は、関係当局の認可を前提としております。

１．合併の要旨

(1)合併の方法

法手続き上、わかしお銀行を存続会社として、三井住友銀行は解散します。

(2)合併比率

	わかしお銀行	三井住友銀行
普通株式	1	0.007
第一種優先株式*（第1回第一種優先株式）	1	0.001
第二種優先株式*（第2回第一種優先株式）	1	0.001
第三種優先株式*（第五種優先株式）	1	0.001

※わかしお銀行の普通株式の商法改正前の額面金額は5万円、三井住友銀行の普通株式の商法改正前の額面金額は50円

*合併新銀行における優先株式の名称、（　）内は三井住友銀行における優先株式の名称

三井住友銀行の普通株式1株に対し、新・三井住友銀行（わかしお銀行より商号変更）株式0.007株を割り当て交付いたします。また、三井住友銀行の第1回第一種優先株式、第2回第一種優先株式、第五種優先株式1株に対して、新・三井住友銀行の第一種優先株式、第二種優先株式、第三種優先株式をそれぞれ0.001株割り当て交付いたします。

（注）①合併比率の算定根拠

普通株式の合併比率は、大和証券エスエムビーシー株式会社による三井住友銀行の株主資本価値算定、およびＫＰＭＧコーポレートファイナンス株式会社によるわかしお銀行の株主資本価値算定の結果を参考として、当事者間で協議し、決定いたしました。

優先株式の合併比率は、現在の優先株式と合併により発行される優先株式の経済価値の同一性の確保等の諸事情を勘案し、合併当事者間で協議し、決定いたしました。

②合併により発行する新株式

普通株式	45,339,415株(注)
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株

（注）三井住友銀行が、平成15年2月5日を期日として、エスエムビーシー信用保証株式会社を完全子会社とする株式交換に伴い発行を予定している株式数、ならびに、平成15年2月10日を払込期日として発行を予定している株式数を含む。

(3)合併により増加する資本金

4,791億6,900万円

(4)合併交付金

本件合併に際し、合併交付金の支払いは行いません。

(5)合併期日

平成15年3月17日（月）予定

(6)合併承認総会

平成15年2月6日（木）に開催予定の両行の株主総会において、合併契約書の承認および合併に必要な事項の決議に関する議案を提出いたします。

(7)合併に際して就任する取締役および監査役

取締役	岡田明重、西川善文、栗山道義、永田武全、平松秀則、井上正、 塚本武正、北山禎介、高橋繁正、野田賢治郎、松本睦彦、水島藤一郎
監査役	渡辺知行、中村金郎、大西勝也、紀伊博、平野豊三郎

2．合併後の状況

(1)商　号　　株式会社三井住友銀行
英文名称　Sumitomo　Mitsui　Banking　Corporation

(2)事業内容　　銀行業

(3)本店所在地　　東京都千代田区有楽町１丁目１番２号

(4)経営者　　取締役会長　　岡田　明重
頭　取　　西川　善文
わかしお銀行頭取　市川博康は、３月１７日付で専務取締役（代表取締役）に就任予定

(5)資本金　　5,000億円

(6)総資産　　99兆3,898億円
（平成14年9月30日現在の両行の総資産を合算したもの。）

(7)決算期　　3月31日

(8)発行済株式総数

普通株式	45,756,035株（注）
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
合　計	46,723,035株

（注）三井住友銀行が、平成15年2月5日を期日として、エスエムビーシー信用保証株式会社を完全子会社とする株式交換に伴い発行を予定している株式数、ならびに、平成15年2月10日を払込期日として発行を予定している株式数を含む。

(9)合併後の業績見通し

本件合併による三井住友フィナンシャルグループの業績予想に修正はありません。

(10)合併当事者の概要

商号	株式会社三井住友銀行	株式会社わかしお銀行
設立年月	明治45年3月	平成8年6月
本店所在地	東京都千代田区	東京都千代田区
代表者	西川善文	市川博康
資本金	1兆3,267億円	208億円
事業の内容	銀行業	銀行業
発行済株式数		
普通株式	5,709,424千株	416,620株
優先株式	第1回第一種優先株式 67,000千株 第2回第一種優先株式 100,000千株 第五種優先株式 800,000千株	—
株主資本	2兆9,989億円	211億円
総資産	98兆9,009億円	4,889億円
決算期	3月31日	3月31日
従業員	21,940名	641名
大株主および持株比率	株式会社三井住友フィナンシャルグループ (100.00%)	株式会社三井住友フィナンシャルグループ (100.00%)

(注)両行の概要につきましては、平成14年9月30日現在の内容を記載しておりますが、「大株主及び持株比率」欄につきましては、本日現在の内容を記載しております。

(11)最近3年間の業績

(単位：百万円)

	株式会社三井住友銀行 (被合併会社)				
決算年月	12年3月期		13年3月期		14年3月期
経常収益	4,112,276		3,289,556		2,791,405
経常利益	336,409		359,167		△ 522,106
当期純利益	105,935		137,835		△ 322,852
	さくら銀行	住友銀行	さくら銀行	住友銀行	-
1株当たり当期純利益(円)	11.24	14.41	17.28	16.59	△ 59.20
1株当たり配当金(円)					
(普通株式)	6.00	6.00	6.00	6.00	4.00
(第二回優先株式)	15.00	-	15.00	-	-
(第三回優先株式(第二種))	13.70	-	13.70	-	-
(第1回第一種優先株式)	-	10.50	-	10.50	10.50
(第2回第一種優先株式)	-	28.50	-	28.50	28.50
(第五種優先株式)	-	-	-	-	13.70
1株当たり純資産額(円)	351.38	439.23	358.43	451.35	332.02

	株式会社わかしお銀行 (存続会社)		
決算年月	12年3月期	13年3月期	14年3月期
経常収益	16,534	15,342	14,144
経常利益	1,105	964	477
当期純利益	3,067	△ 4,881	0
1株当たり当期純利益(円)	3,834.38	△ 6,117.88	0.82
1株当たり配当金(円)	-	-	-
1株当たり純資産額(円)	32,140	50,000	48,177

以　上

<本件に関するお問い合わせ先>

株式会社　三井住友フィナンシャルグループ及び
株式会社　三井住友銀行　　　　　　広報部　古　舘　０３（５５１２）２６７８
株式会社　わかしお銀行　総合企画部　広報室　松　山　０３（３２３０）８９００

File No. 82-4395
Exhibit A4(i)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation
The Wakashio Bank, Limited

Merger Agreement between Sumitomo Mitsui Banking Corporation and The Wakashio Bank, Limited

TOKYO, January 21, 2003 --- Sumitomo Mitsui Banking Corporation ("SMBC", President and CEO: Yoshifumi Nishikawa) and The Wakashio Bank, Ltd. ("Wakashio Bank", President and CEO: Hiroyasu Ichikawa) announced today that two banks have signed a Merger Agreement after a resolution at their respective Board of Directors' Meetings held today, subject to the approval of the relevant authorities.

1. Basic Items of Merger

(1) Method of Merger

Wakashio Bank will be the surviving entity in legal terms, and SMBC will be dissolved.

(2) Share Exchange Ratio

	Wakashio Bank	SMBC
Common Stock	1	0.007
Preferred Stock (Type I)*	1	0.001
Preferred Stock (Type II)*	1	0.001
Preferred Stock (Type III)*	1	0.001

Note) Before the revision of the Commercial Code, par value of Wakashio Bank's common stocks was 50,000 yen, and par value of SMBC's common stocks was 50 yen.

* New names of preferred stocks in the new bank. These are originally called Preferred Stock (First Series Type I), Preferred Stock (Second Series Type I) and Preferred Stock (Type V) respectively, in current SMBC.

0.007 of a common stock of "new" SMBC (renamed from Wakashio Bank) will be allotted to each of current SMBC's common stock. 0.001 of a Preferred Stock (Type I), a Preferred Stock (Type II), and a Preferred Stock (Type III) of new SMBC will be allotted to each of a Preferred Stock (First Series Type I), a Preferred Stock (Second Series Type I) and a Preferred Stock (Type V) of current SMBC, respectively.

(Notes)

(i) Basis for calculation of share exchange ratio

The share exchange ratio of common stocks is agreed between both parties referring to the results of the evaluation and calculation of the value for SMBC's common stocks by Daiwa Securities SMBC, and those for Wakashio Bank's common stocks by KPMG Corporate Finance K.K.

The share exchange ratios of preferred stocks are agreed between both parties, taking into consideration the fact that the current preferred stocks and those issued at the merger are economically the same.

(ii) Number of shares issued through merger

Common Stock	45,339,415**
Preferred Stock (Type I)	67,000
Preferred Stock (Type II)	100,000
Preferred Stock (Type III)	800,000

** This number includes the number of shares which are scheduled to be issued at the stock exchange to make SMBC Guarantee Co., Ltd., a wholly-owned subsidiary on February 5, 2003, and the number of new shares whose payment due is scheduled on February 10, 2003.

(3) Increase in Capital Stock through Merger

JPY 479,169,000,000

(4) Delivered Money due to Merger

There will be no delivered money due to the merger.

(5) Date of Merger

The merger is scheduled on March 17, 2003 (Monday).

(6) Shareholders' Meeting for Approval of Merger

A proposal for approval of the merger and for the resolution of necessary items for the merger will be submitted to the shareholders' meetings of both banks scheduled on February 6, 2003 (Thursday).

(7) New Directors and Corporate Auditors on Merger

Directors:

Akishige Okada, Yoshifumi Nishikawa, Michiyoshi Kuriyama, Takeharu Nagata, Hidenori Hiramatsu, Tadashi Inoue, Takemasa Tsukamoto, Teisuke Kitayama, Shigetada Takahashi, Kenjiro Noda, Mutsuhiko Matsumoto and Toichiro Mizushima

Corporate Auditors:
Tomoyuki Watanabe, Kinrou Nakamura, Katsuya Onishi, Hiroshi Kii and Toyosaburo Hirano

2. Information after Merger

(1) Trade Name	Sumitomo Mitsui Banking Corporation (Kabushiki-Gaisha Mitsui Sumitomo Ginko, in Japanese)
(2) Business Description	Banking
(3) Head Office Address	1-2,Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
(4) Top Management	Chairman of the Board: Akishige Okada President and CEO: Yoshifumi Nishikawa Hiroyasu Ichikawa, President and CEO of Wakashio Bank, will be the Senior Managing Director (Representative Director) on March 17, 2003.
(5) Capital Stock	500 billion yen
(6) Total Assets	99,389.8 billion yen (Sum of both banks' total assets as of September 30, 2002)
(7) Fiscal Year End	March 31st

(8) Number of Total Shares Issued

Common Stock:	45,756,035***
Preferred Stock (Type I):	67,000
Preferred Stock (Type II):	100,000
Preferred Stock (Type III):	800,000
Total:	46,723,035

*** This number includes the number of shares which are scheduled to be issued at the stock exchange to make SMBC Guarantee Co., Ltd., a wholly-owned subsidiary on February 5, 2003, and the number of shares whose payment due is scheduled on February 10, 2003.

(9) Earnings Forecast after Merger

There will be no change in SMFG's earnings forecast due to the merger.

(10) Information Regarding Concerned Companies

Trade Name	Sumitomo Mitsui Banking Corporation	The Wakashio Bank, Limited
Establishment	March, 1912	June, 1996
Head Office Address	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo
Representative	Yoshifumi Nishikawa	Hiroyasu Ichikawa
Capital Stock	1,326.7 billion yen	20.8 billion yen
Business Description	Banking	Banking
Number of Shares Issued Common Stock Preferred Stock	5,709,424 thousand (thd.) Preferred Stock (1st Series Type I) 67,000 thd. Preferred Stock (2nd Series Type I) 100,000 thd. Preferred Stock (Type V) 800,000 thd.	416,620
Stockholders' Equity	2,998.9 billion yen	21.1 billion yen
Total Assets	98,900.9 billion yen	488.9 billion yen
Fiscal Year End	March 31st	March 31st
Number of Employees	21,940	641
Principal Stockholders and Percentage of Shares Outstanding	Sumitomo Mitsui Financial Group, Inc. (100.00%)	Sumitomo Mitsui Financial Group, Inc. (100.00%)

(Note) Information on both banks is as of September 30, 2002, except "Principal Stockholders and Percentage of Shares Outstanding" whose information is as of this announcement date.

(11) Operating Results for the Latest Three Years

Sumitomo Mitsui Banking Corporation (merged corporation):

Millions of yen (except per share data)

Settlement date	March 31, 2002	March 31, 2001		March 31, 2000	
Operating income	2,791,405	3,289,556		4,112,276	
Operating profit	(522,106)	359,167		336,409	
Net income	(322,852)	137,835		105,935	
Former banks, as applicable	-	Sakura	Sumitomo	Sakura	Sumitomo
Net income per share (yen)	(59.20)	17.28	16.59	11.24	14.41
Dividend per share (yen)					
Common stock	4.00	6.00	6.00	6.00	6.00
Pref. Stock (Series II)	-	15.00	-	15.00	-
Pref. Stock (Series III) Type II	-	13.70	-	13.70	-
Pref. Stock (1st Series Type I)	10.50	-	10.50	-	10.50
Pref. Stock (2nd Series Type I)	28.50	-	28.50	-	28.50
Pref. Stock (Type V)	13.70	-	-	-	-
Net asset value per share (yen)	332.02	358.43	451.35	351.38	439.23

The Wakashio Bank, Ltd. (merging corporation):

Millions of yen (except per share data)

Settlement date	March 31, 2002	March 31, 2001	March 31, 2000
Operating income	14,144	15,342	16,534
Operating profit	477	964	1,105
Net income	0	(4,881)	3,067
Net income per share (yen)	0.82	(6,117.88)	3,834.38
Dividend per share (yen)	-	-	-
Net asset value per share (yen)	48,177	50,000	32,140

File No. 82-4395
Exhibit A4(j)

平成15年1月28日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
＜お問合せ先＞
広報部 TEL：03-5512-2678

平成15年３月期第３四半期情報の開示について

平成15年３月期第３四半期（平成14年10月１日から平成14年12月31日）における三井住友銀行の四半期情報（注1,2）についてお知らせします。

以下に掲げる四半期情報は、経済対策閣僚会議「改革先行プログラム」および金融庁「証券市場の構造改革プログラム」の趣旨等を踏まえ、任意の会社情報として開示するものです。

（注1）自己資本比率の平成15年3月末の予想値は、三井住友フィナンシャルグループの連結ベースの計数を記載しております。
（注2）以下に記載する数値は、監査法人による監査を受けておりません。

１．金融再生法ベースのカテゴリーによる開示（単体）

（単位：億円）　（参考）（単位：億円）

	平成14年12月末	平成14年６月末	平成14年９月末
破産更生債権及びこれらに準ずる債権	4,842	5,491	5,148
危険債権	22,267	28,690	25,414
要管理債権	26,252	24,709	26,469
合計	53,361	58,890	57,031

(注)上記の平成14年12月末及び平成14年６月末の計数は、「金融機関の再生のための緊急措置に関する法律施行規則」第４条に規定する各債権のカテゴリーにより分類しておりますが、集計方法について年度(中間期）末に開示する計数とは異なるため、計数は連続しておりません。
なお、平成14年12月末の集計方法は以下の通りです。

１．平成14年12月末の「破産更生債権及びこれらに準ずる債権」および「危険債権」の金額は、同年９月末時点における金額(債務者区分(※) 残高)をベースとし、当行の定める自己査定基準に基づき債務者区分の見直しを行ない、同年９月末から12月末までに債務者区分が下方に変更になったと認められる債務者に対する債権額を新たに加算、または「危険債権」を減額し「破産更生債権及びこれらに準ずる債権」を加算しております。同様に、債務者区分が上方に変更になったと認められる債務者に対する債権額を減額、または「破産更生債権及びこれらに準ずる債権」を減額し「危険債権」を加算しております。
　また、平成14年12月末については、同年９月末時点の自己査定金額のうち、大口先に対する債権（上位150社）について四半期中の増減額を勘案しておりますが、原則として、償却・引当見込額、回収額、および担保処分見込額等の四半期中の変動は勘案しておりません。
　なお、新たに「破産更生債権及びこれらに準ずる債権」と認められる金額のうち、無価値と認められる部分については直接償却相当額として当該金額を減額しております。

２．平成14年12月末の「要管理債権」の金額は、同様に、同年９月末時点における金額をベースとし、同年９月末から12月末の間に当行の定める自己査定基準に基づき債務者区分の見直しを行ない、要注意先の債務者のうち新たに要管理債権を有することを確認している債務者の要管理債権を加算し、「破産更生債権及びこれらに準ずる債権」および「危険債権」に変更になった金額を減額しております。
　また、平成14年12月末については、同年９月末時点の自己査定金額のうち、大口先に対する債権（上位150社）について四半期中の増減額を勘案しておりますが、原則として、回収額等の四半期中の変動は勘案しておりません。

※債務者区分との関係：破産更生債権及びこれらに準ずる債権（実質破綻先、破綻先の債権）
危険債権（破綻懸念先の債権）
要管理債権（要注意先のうち、元本又は利息の支払が３ヵ月以上遅延しているか、又は貸出条件を緩和している債権）

2．自己資本比率（国際統一基準）

	平成15年３月末（予想値）
連結自己資本比率	10％程度
連結Ｔｉｅｒ１比率	5％台

（参考）

平成14年９月末（実績）
10.37％
5.36％

（注）1．上記予想値は、経営環境に関する前提条件の変化等に伴い変動することがあります。
2．平成15年３月末の予想値は三井住友フィナンシャルグループの連結、平成14年９月末の実績値は三井住友銀行の連結ベースの計数であります。
3．平成14年９月末の連結自己資本比率は、平成14年12月２日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額1,240億円を基本的項目から控除して算出しております。
なお、中間配当予定額を控除しなかった場合の連結自己資本比率は、10.58％であります。

3．時価のある有価証券の評価差額（単体）

（単位：億円）

	平成14年12月末				平成14年６月末			
	時価	評価差額	うち益	うち損	時価	評価差額	うち益	うち損
その他有価証券	170,372	△ 12,204	1,755	13,959	212,733	△ 5,652	2,675	8,328
株式	33,175	△ 12,773	888	13,661	43,850	△ 6,317	1,826	8,142
債券	99,623	573	620	46	141,008	578	658	79
その他	37,574	△ 4	247	252	27,875	86	192	106

（参考）（単位：億円）

	平成14年９月末			
	時価	評価差額	うち益	うち損
その他有価証券	196,118	△ 8,186	2,285	10,471
株式	36,626	△ 9,331	975	10,306
債券	120,331	623	686	62
その他	39,161	522	624	102

（注）1．各四半期末の「評価差額」（および下表「含み損益」）は、各四半期末の帳簿価額（償却原価法適用前、減損処理前）と時価との差額を計上しております。なお、第３四半期末の帳簿価額は、中間期末の償却原価法適用前、減損処理前（中間期実施額を洗替え後）の計数であります。
また、中間期末の「評価差額」（および下表「含み損益」）は、中間期末の取得原価（償却原価法適用後、減損処理後。下表「含み損益」については「帳簿価額」）と時価との差額を計上しております。
2．その他有価証券の株式については(四半)期末日前１カ月の市場価格の平均等に、それ以外については(四半)期末日の市場価格等に基づいて算出しております。
3．有価証券のほか、譲渡性預け金、コマーシャル・ペーパー、および貸付債権信託受益権等も含めております。
4．なお、満期保有目的の債券、子会社・関連会社株式に係る含み損益は以下のとおりであります。

（参考）満期保有目的の債券、子会社・関連会社株式の含み損益

（単位：億円）

	平成14年12月末				平成14年６月末			
	帳簿価額	含み損益	うち益	うち損	帳簿価額	含み損益	うち益	うち損
満期保有目的の債券	2,933	35	35	0	2,846	27	27	0
子会社・関連会社株式	1,126	△ 217	50	267	1,125	△ 164	26	190

（単位：億円）

	平成14年９月末			
	帳簿価額	含み損益	うち益	うち損
満期保有目的の債券	2,876	36	37	1
子会社・関連会社株式	1,123	△ 128	58	186

4．デリバティブ取引（単体）

(1) 金利関連取引

（単位:億円）　（参考）　（単位:億円）

区分	種類	平成14年12月末			平成14年6月末			平成14年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	金利先物	735,818	67	67	179,583	△ 5	△ 5	477,302	38	38
	金利オプション	23,555	1	1	34,620	1	1	27,168	1	1
店頭	金利先渡契約	78,785	0	0	44,450	△ 2	△ 2	107,350	△ 3	△ 3
	金利スワップ	2,482,204	1,910	1,910	2,220,784	1,193	1,193	2,528,081	1,804	1,804
	その他	52,409	15	15	54,210	24	24	53,769	8	8
	合計		1,993	1,993		1,210	1,210		1,848	1,848

(注) 1．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．平成14年12月末は国内＋海外主要拠点分を記載しております。

(2) 通貨関連取引

（単位:億円）　（参考）　（単位:億円）

区分	種類	平成14年12月末			平成14年6月末			平成14年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	通貨スワップ	66,937	△ 61	△ 61	70,586	122	122	70,580	△ 135	△ 135
	その他	10,943	93	93	8,516	88	88	9,921	60	60
	合計		32	32		211	211		△ 76	△ 76

(注) 1．ヘッジ会計が適用されているデリバティブ取引及び下記注3．の取引は、上記記載から除いております。
2．平成14年12月末は国内＋海外主要拠点分を記載しております。
3．先物為替予約、通貨オプション等のうち、引直しを行っている通貨関連のデリバティブ取引の契約額等は下記のとおりであります。

（単位:億円）　（参考）　（単位:億円）

区分	種類	平成14年12月末	平成14年6月末	平成14年9月末
		契約額等	契約額等	契約額等
取引所	通貨先物	－	－	－
	通貨オプション	－	－	－
店頭	為替予約	391,694	359,631	365,969
	通貨オプション	42,452	51,988	48,999

(3) 株式関連取引

（単位:億円）　（参考）　（単位:億円）

区分	種類	平成14年12月末			平成14年6月末			平成14年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	株式指数先物	8	0	0	－	－	－	18	0	0
	株式指数オプション	－	－	－	－	－	－	－	－	－
店頭	有価証券店頭オプション	227	2	2	336	5	5	－	－	－
	有価証券店頭指数等スワップ	－	－	－	－	－	－	－	－	－
	その他	－	－	－	－	－	－	－	－	－
	合計		2	2		5	5		0	0

(注) 1．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．平成14年12月末は国内＋海外主要拠点分を記載しております。

(4) 債券関連取引

(単位:億円)

区分	種類	平成14年12月末			平成14年6月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	債券先物	1,803	0	0	2,980	0	0
	債券先物オプション	150	0	0	790	△1	△1
店頭	債券店頭オプション	4	0	0	4	0	0
	合計		0	0		△1	△1

(参考) (単位:億円)

平成14年9月末		
契約額等	時価	評価損益
2,649	△1	△1
−	−	−
3	0	0
	△1	△1

(注) 1. ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 平成14年12月末は国内+海外主要拠点分を記載しております。

(5) 商品関連取引

(単位:億円)

区分	種類	平成14年12月末			平成14年6月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	商品スワップ	535	6	6	133	3	3
	商品オプション	92	0	0	98	0	0
	合計		7	7		3	3

(参考) (単位:億円)

平成14年9月末		
契約額等	時価	評価損益
317	5	5
95	0	0
	5	5

(注) 1. ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 平成14年12月末は国内+海外主要拠点分を記載しております。
3. 商品はオイルおよび金属に係るものであります。

(6) クレジットデリバティブ取引

(単位:億円)

区分	種類	平成14年12月末			平成14年6月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	−	−	−	−	−	−
	その他	18	0	0	6	0	0
	合計		0	0		0	0

(参考) (単位:億円)

平成14年9月末		
契約額等	時価	評価損益
−	−	−
18	0	0
	0	0

(注) 1. ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 平成14年12月末は国内+海外主要拠点分を記載しております。

5.デリバティブ取引（ヘッジ会計適用分）（単体）

（単位：億円）（参考）（単位：億円）

	14年12月末				14年9月末			
	資産	負債	ネット評価損益	ネット繰延利益	資産	負債	ネット評価損益	ネット繰延利益
金利スワップ	5,438	2,066	3,372	1,331	7,314	2,388	4,926	1,531
通貨スワップ	4,192	4,061	131	119	4,206	4,054	152	132
その他	593	375	218	148	747	781	△ 34	△ 122
合計	10,223	6,502	3,721	1,598	12,267	7,223	5,044	1,541

（注）1.デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって貸借対照表価額として計上しております。
2.ヘッジ会計の方法として、主にマクロヘッジの一手法である「リスク調整アプローチ」を適用し、繰延ヘッジ会計処理を行っております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（単位：億円）（参考）（単位：億円）

	14年12月末				14年9月末			
	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
受取固定・支払変動	215,351	205,619	51,492	472,462	272,341	220,917	41,941	535,199
受取変動・支払固定	159,568	106,593	33,689	299,850	250,330	90,372	26,527	367,229
受取変動・支払変動	70	7,077	445	7,592	211	7,093	445	7,749
金利ｽﾜｯﾌﾟ想定元本合計	374,989	319,289	85,626	779,904	522,882	318,382	68,913	910,177

6．国内預金・個人預金残高（単体）

（単位：億円）

	平成14年12月末	平成14年９月末	平成13年12月末
国 内 預 金	539,126	529,656	509,545
うち 個人預金	312,837	304,126	300,965

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

以　上

File No. 82-4395
Exhibit A4(j)
(English Translation)

Sumitomo Mitsui Financial Group (SMFG)

Financial information for the Third Quarter of Fiscal Year 2002 ending March 31, 2003 (Unaudited)

TOKYO, January 28, 2003: Sumitomo Mitsui Financial Group (SMFG) announces Sumitomo Mitsui Banking Corporation(SMBC)'s quarterly financial information for the Third Quarter ended December 31, 2002. SMFG hereby voluntarily reports the information based on 'The Advanced Reform Program'and Financial Services Agency's 'Program for Structural Reform of Securities Markets.'

(Notes)
1. Capital ratio as of March 31, 2003 is SMFG's consolidated estimated capital ratio.
2. The information included in this press release is unaudited.

1. Problem assets classified by the category under the Financial Reconstruction Law (Non-consolidated)

(Billions of yen) — (Reference) (Billions of yen)

	As of Dec. 31, 2002	As of June 30, 2002	As of Sept. 30, 2002 (Reference)
Bankrupt and quasi-bankrupt assets	484.2	549.1	514.8
Doubtful assets	2,226.7	2,869.0	2,541.4
Substandard assets	2,625.2	2,470.9	2,646.9
Total	5,336.1	5,889.0	5,703.1

(Notes)
1. Breakdown of problem assets as of December 31, 2002 and June 30, 2002 is reported in accordance with the categories specified under Article 4 of Ordinance on Financial Reconstruction Law. The calculation methods for the December-end and June-end amounts, however, differ from those of the September-end amounts in the following points. Consequently, there is no continuity.
2. Amounts for Dec. 31, 2002 are based on the balance of claims to each borrower category* at the end of September 2002.

   Borrower categories are reviewed in accordance with the self-assessment criteria, and claims to borrowers whose category has changed during the period from September-end to November-end 2002 are reclassified accordingly. Claims to top-150 large-scale borrowers are adjusted for write-offs, projected amount of provisioning, collected amount, amount estimated to be available after disposal of collateral, etc. at the end of December 2002. Such adjustment is not made for claims to other borrowers.

   (a) Bankrupt and Quasi-bankrupt Assets and Doubtful Assets

   Claims to borrowers whose category is revised down are newly added to Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Doubtful Assets are reclassified as Bankrupt and Quasi-bankrupt
   Claims to borrowers whose category is revised up are deducted from Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Bankrupt and Quasi-bankrupt Assets are added to Doubtful Assets.

   Of the claims newly classified as Bankrupt and Quasi-bankrupt Assets, those recognized as being of no value are deducted as an equivalent for direct write-offs.

   (b) Substandard Assets

   New claims to Borrowers Requiring Caution classified as Substandard Borrowers are added to Substandard Assets and the existing claims reclassified as Bankrupt and Quasi-bankrupt Assets or Doubtful Assets are deduced from Substandard Assets.

   * Relationship between the Financial Reconstruction Law categories and self-assessment categories:
   Bankrupt and quasi-bankrupt assets (Claims to bankrupt or effectively bankrupt borrowers)
   Doubtful assets (Claims to potentially bankrupt borrowers)
   Substandard assets (Claims to borrowers requiring caution, overdue three months or relaxed the terms of lending)

2. Consolidated Capital Ratio (BIS Guidelines)

	SMFG (Consolidated) As of March 31, 2003 (Estimated)	(Reference) SMBC (Consolidated) As of Sept. 30, 2002 (Actual)
Consolidated Capital Ratio	Approximately 10%	10.37%
Consolidated Tier I Ratio	More than 5%	5.36%

(Notes) 1. Above estimation may be revised should the business environment presumptions change.

2. Consolidated capital ratio as of September 30, 2002 is calculated on the basis of Tier I capital after deduction of 124,000 million yen, the maximum payable interim dividends to the parent company, SMFG, established on December 2, 2002. Otherwise, the relevant ratio before exclusion is 10.58%.

3. Net Unrealized Gains (Losses) on Marketable Securities (Non-consolidated)

(Billions of yen) (Reference) (Billions of yen)

	As of Dec. 30, 2002				As of June 30, 2002				Sept. 30, 2002			
	Market Value	Net Unrealized Gains (Loses)	Gains	Losses	Market Value	Net Unrealized Gains (Loses)	Gains	Losses	Market Value	Net Unrealized Gains (Loses)	Gains	Losses
Other Securities	17,037.2	(1,220.4)	175.5	1,395.9	21,273.3	(565.2)	267.5	832.8	19,611.8	(818.6)	228.5	1,047.1
Stocks	3,317.5	(1,277.3)	88.8	1,366.1	4,385.0	(631.7)	182.6	814.2	3,662.6	(933.1)	97.5	1,030.6
Bonds	9,962.3	57.3	62.0	4.6	14,100.8	57.8	65.8	7.9	12,033.1	62.3	68.6	6.2
Other	3,757.4	(0.4)	24.7	25.2	2,787.5	8.6	19.2	10.6	3,916.1	52.2	62.4	10.2

(Notes) 1. Net unrealized gains (losses) as of each term-end are the differences between book value (before application of amortized cost method and devaluation) and market value as of each term-end. Book value as of December 31, 2002 are the amounts before adjusting by amortized cost method and devaluation as of September 30, 2002

Net unrealized gains (losses) as of September 30, 2002 are the differnces between acquisition cost (after application of amortized cost method and devaluation) and market value as of September 30, 2002.

2. Market value is calculated as follows:

Stocks: Average market price for one month before the term-end

Bonds and others: Market price as of the term-end

3. Amounts above include securities, negotiable certificates of deposits bought, commercial paper and beneficiary claims on loan trusts and others.

4. Net unrealized gains (losses) on held-to-maturity securities and investments in subsidiaries and affiliates are as follows:

(Reference) Net Unrealized Gains (Losses) on Held-to-Maturity Securities and Investments in Subsidiaries and Affiliates

(Billions of yen) (Billions of yen)

	As of Dec. 30, 2002				As of June 30, 2002				Sept. 30, 2002			
	Book Value	Net Unrealized Gains (Losses)	Gains	Losses	Book Value	Net Unrealized Gains (Losses)	Gains	Losses	Book Value	Net Unrealized Gains (Losses)	Gains	Losses
Held-to-maturity securuties	293.3	3.5	3.5	0.0	284.6	2.7	2.7	0.0	287.6	3.6	3.7	0.1
Investments in subsidiaries and affiliates	112.6	(21.7)	5.0	26.7	112.5	(16.4)	2.6	19.0	112.3	(12.8)	5.8	18.6

4. Derivatives (Non-consolidated)

(1) Interest Rate Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002			As of June 30, 2002			As of September 30, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Interest rate futures	73,581.8	6.7	6.7	17,958.3	(0.5)	(0.5)	47,730.2	3.8	3.8
Interest rate options	2,355.5	0.1	0.1	3,462.0	0.1	0.1	2,716.8	0.1	0.1
Over-the-counter transactions									
Forward rate agreements	7,878.5	0.0	0.0	4,445.0	(0.2)	(0.2)	10,735.0	(0.3)	(0.3)
Interest rate swaps	248,220.4	191.0	191.0	222,078.4	119.3	119.3	252,808.1	180.4	180.4
Other	5,240.9	1.5	1.5	5,421.0	2.4	2.4	5,376.9	0.8	0.8
Total		199.3	199.3		121.0	121.0		184.8	184.8

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 are derived from amounts booked at all domestic offices and major overseas offices

(2) Currency Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002			As of June 30, 2002			As of September 30, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Currency swaps	6,693.7	(6.1)	(6.1)	7,058.6	12.2	12.2	7,058.0	(13.5)	(13.5)
Other	1,094.3	9.3	9.3	851.6	8.8	8.8	992.1	6.0	6.0
Total		3.2	3.2		21.1	21.1		(7.6)	(7.6)

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied and transactions below (Note 3).
2. Amounts as of December 30,2002 are derived from amounts booked at all domestic offices and major overseas offices
3. Contract amounts of revaluated foreign exchange and currency options are as follows:

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002	As of December 30, 2002	As of September 30, 2002
	Contract Amount	Contract Amount	Contract Amount
Transactions listed on exchange			
Currency futures	-	-	-
Currency options	-	-	-
Over-the-counter transactions			
Forward foreign exchange	39,169.4	35,963.1	36,596.9
Currency options	4,245.2	5,198.8	4,899.9

(3) Equity Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002			As of June 30, 2002			As of September 30, 2002		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Equity price index futures	0.8	0.0	0.0	-	-	-	1.8	0.0	0.0
Equity price index options	-	-	-	-	-	-	-	-	-
Over-the-counter transactions									
Equity options	22.7	0.2	0.2	33.6	0.5	0.5	-	-	-
Equity swaps	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
Total		0.2	0.2		0.5	0.5		0.0	0.0

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 are derived from amounts booked at all domestic offices and major overseas offices

(4) Bond Derivatives

	As of December 30, 2002			As of June 30, 2002 (Billions of yen)			(Reference) As of September 30, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Bond futures	180.3	0.0	0.0	298.0	0.0	0.0	264.9	(0.1)	(0.1)
Bond futures options	15.0	0.0	0.0	79.0	(0.1)	(0.1)	-	-	-
Over-the-counter transactions									
Bond options	0.4	0.0	0.0	0.4	0.0	0.0	0.3	0.0	0.0
Total		0.0	0.0		(0.1)	(0.1)		(0.1)	(0.1)

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 are derived from amounts booked at all domestic offices and major overseas offices

(5) Commodity Derivatives

	As of December 30, 2002			As of June 30, 2002 (Billions of yen)			(Reference) As of September 30, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Commodity swaps	53.5	0.6	0.6	13.3	0.3	0.3	31.7	0.5	0.5
Commodity options	9.2	0.0	0.0	9.8	0.0	0.0	9.5	0.0	0.0
Total		0.7	0.7		0.3	0.3		0.5	0.5

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 are derived from amounts booked at all domestic offices and major overseas offices
3. Commodities are oil-related and metal-related commodities.

(6) Credit Derivatives

	As of December 30, 2002			As of June 30, 2002 (Billions of yen)			(Reference) As of September 30, 2002 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Credit default options	-	-	-	-	-	-	-	-	-
Other	1.8	0.0	0.0	0.6	0.0	0.0	1.8	0.0	0.0
Total		0.0	0.0		0.0	0.0		0.0	0.0

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 are derived from amounts booked at all domestic offices and major overseas offices

5. (Hedging purpose) Derivatives <Non-consolidated>

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002				As of September 30, 2002			
	Asset	Liabilities	Net valuation gains(loss	Deferred gains (losses)	Asset	Liabilities	Net valuation gains(loss	Deferred gains (losses)
Interest rate swaps	543.8	206.6	337.2	133.1	731.4	238.8	492.6	153.1
Currency swaps	419.2	406.1	13.1	11.9	420.6	405.4	15.2	13.2
Other	59.3	37.5	21.8	14.8	74.7	78.1	(3.4)	(12.2)
Total	1,022.3	650.2	372.1	159.8	1,226.7	722.3	504.4	154.1

(Notes) 1. Derivative transactions are carried at fair value in the balance sheet, except those to which 'the short-cut method for interest rate swap' is applied.

2.The Bank adopts deferred hedge accounting by applying 'the risk adjustment approach', which is one of the methods of macro hedging.

(Reference) Contract amount of interest rate swaps (to which deferred hedge accounting is applied), classfied by maturity

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002				As of September 30, 2002			
	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total
Receivable fixed rate/ payable floating rate	21,535.1	20,561.9	5,149.2	47,246.2	27,234.1	22,091.7	4,194.1	53,519.9
Receivable floating rate/ payable fixed rate	15,956.8	10,659.3	3,368.9	29,985.0	25,033.0	9,037.2	2,652.7	36,722.9
Receivable floating rate/ payable floating rate	7.0	707.7	44.5	759.2	21.1	709.3	44.5	774.9
Total contract amount	37,498.9	31,928.9	8,562.6	77,990.4	52,288.2	31,838.2	6,891.3	91,017.7

6. Outstandings of Domestic Deposits

(Billions of yen)

	As of Dec. 31, 2002	As of Sept. 30, 2002	As of Dec. 31, 2001
Domestic deposits	53,912.6	52,965.6	50,954.5
Individual	31,283.7	30,412.6	30,096.5

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding negotiable certificates of deposit and offshore banking accounts.